125


06017090

82- SUBMISSIONS FACING SHEET



Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Brambles Industries PLC

*CURRENT ADDRESS

PROCESSED
SEP 28 2006
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 05205 FISCAL YEAR 6-30-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 9/25/06

2006 Annual Report

Brambles

Brambles

Brambles 2006 Annual Report


ITEM DESCRIPTION
TRACKING
CUSTOMER
STATUS

Brambles has its headquarters in Australia and operates in 45 countries around the world. Its two businesses are:

CHEP which issues, collects, repairs and reissues more than 280 million pallets and containers to assist manufacturers, distributors and retailers to transport their products safely and efficiently.

Recall which manages the secure storage, retrieval and destruction of physical and digital information for nearly 80,000 customers worldwide.

Brambles Industries Limited
ABN 22 000 129 868

Brambles Industries plc
Company No. 4134697

Brambles Industries Limited and Brambles Industries plc operate as one business organisation, referred to in this annual report as Brambles or the Group. These expressions are used for convenience only since both companies are separate and distinct legal entities.



Brambles

Brambles 2006
Notice of Annual General Meeting

Brambles Industries plc
Registered in England and Wales (company number 4134697)
Cassini House, 57-59 St James's Street
London SW1A 1LD United Kingdom
Brambles' global headquarters are in Sydney, Australia

This document in important. Please read it straight away. If you are in any doubt as to its contents or the action you should take you should consult your stockbroker, solicitor, accountant or other independent professional adviser, duly authorised under the Financial Services and Markets Act 2000.

If you have sold or transferred all of your ordinary shares in Brambles Industries plc, please send this document, (together with the enclosed form of proxy) to the stockbroker or other agent through whom you made the sale or transfer for transmission to the purchaser.

Notice is given that the annual general meeting of the shareholders of Brambles Industries plc will be held at **The Lion Auditorium, Grange City Hotel, 8-14 Cooper's Row, London EC3N 2BQ on Wednesday, 1 November 2006 at 10.00am** for the purpose of transacting the items of business set out on page 3.

In this Notice, Brambles Industries Limited refers to the Brambles company which is listed on the Australian Stock Exchange and Brambles Industries plc refers to the Brambles company which is listed on the London Stock Exchange.

Members will be asked to consider and pass the resolutions below.

Resolutions 1 to 24 inclusive will be proposed as ordinary resolutions. Resolutions 25 and 26 inclusive will be proposed as special resolutions.

12 September 2006

Dear Shareholder,

The past year has been one of substantial change for Brambles and I am proud to report that the reorganisation announced in late 2005 is firmly on track to achieve its objective of delivering significant benefits for shareholders.

Following a strategic review of all the Group's operations, the Board decided in late 2005 that Brambles should focus on CHEP and Recall – its premium growth businesses – and divest its other businesses: Cleanaway, Brambles Industrial Services and the Regional Businesses. These businesses were subsequently sold for gross proceeds of US$3.6 billion. This was significantly more than our initial estimates, confirming the Board's view that the divestment process would take place in strong market conditions.

I would like to congratulate David Turner, his management team and employees across the Group for working so diligently and effectively during the sale process. This hard work and dedication also ensured that Brambles reported very strong annual results for the year ended 30 June 2006, with significantly improved profits and earnings per share.

Four Non-executive Directors joined the Board during the year – Tony Froggatt, David Gosnell, Carolyn Kay and Luke Mayhew. Graeme Kraehe AO was also re-appointed to the Board. These appointments continue the ongoing process of renewal of Board membership which I foreshadowed at the 2003 Annual General Meeting. The number of Board members will remain at 14 after the 2006 Annual General Meetings. Sir David Lees, Mark Burrows and Roy Brown had intended to retire as Directors at the conclusion of the 2006 Annual General Meetings. To provide continuity of Directors throughout the process of unification of the dual listed companies structure (Unification), however, they have agreed that, instead of retiring at the conclusion of the 2006 Annual General Meetings, they will retire with effect from 31 December 2006 – that is, shortly after the proposed Unification is expected to be completed. On behalf of all shareholders, I would like to thank Sir David, Mark and Roy for their outstanding contributions to Brambles and wish them all the very best for the future.

I have the pleasure of enclosing the Notice convening our 2006 Annual General Meeting, which will be held at The Lion Auditorium, Grange City Hotel, 8–14 Cooper's Row, London EC3N 2BQ on Wednesday, 1 November 2006, commencing at 10.00 am.

Most of the items of business in the Notice will be familiar to you, having been presented in prior years. As we did last year, we are putting Brambles' Remuneration Report to shareholders for approval and adoption. The Remuneration Report, which forms part of the Directors' Report, appears at pages 54 to 76 of the Annual Report, and is also available on our website at www.brambles.com.

Included with the proxy form is a shareholder question form. This is designed to give shareholders an opportunity to raise questions ahead of the meeting, if they wish to do so. Any significant matter brought to our attention will be addressed at the meeting or, if there is insufficient time, in a dedicated area on our website.

If you are not able to attend the meeting in person, please complete and mail the enclosed proxy form in the reply-paid envelope provided. Alternatively, you may register your proxy appointment and voting instructions electronically over the internet, or by fax.

Your Directors believe that the proposals set out in the Notice and described in the Explanatory Notes are in the best interest of Brambles and its shareholders, and unanimously recommend that you vote in favour of the resolutions, as they intend to do in respect of their own beneficial holdings. If I or any of my fellow Directors are appointed as a proxy we will, of course, vote in accordance with any instruction given to us. If, however, we are given discretion as to how to vote, we will vote in favour of each of the items of business to be considered.

On 29 November 2005, Brambles announced the proposed Unification of its dual listed companies structure under a single holding company. The company will be called Brambles Limited and will have a primary listing on the Australian Stock Exchange and a secondary listing on the London Stock Exchange. The Unification is to be effected by way of schemes of arrangement between Brambles Industries Limited and its shareholders under Australian law and between Brambles Industries plc and its shareholders under English law. If the Unification is approved, Brambles Industries Limited and Brambles Industries plc will become wholly owned subsidiaries of Brambles Limited. An Information Memorandum containing full details of the Unification will be sent to you on or around 29 September 2006.

For the Unification to proceed, a number of resolutions must be approved by shareholders of both Brambles Industries Limited and Brambles Industries plc. These resolutions will be put to Brambles Industries plc shareholders at two meetings which will also be held on 1 November 2006: a Scheme Meeting to be held immediately after the conclusion of the Annual General Meeting and an Extraordinary General Meeting to be held immediately after the conclusion of the Scheme Meeting. You will receive the formal notice of the Scheme Meeting and the Extraordinary General Meeting with your Information Memorandum on the Unification.

I look forward to seeing as many of you as possible at the Annual General Meeting and the Scheme and Extraordinary General Meetings which follow it.

Yours sincerely



Don Argus AO
Chairman

ITEMS OF BUSINESS

Reports and financial statements

1. To receive the Directors' Report, Auditors' Report and Financial Statements for Brambles Industries Limited for the year ended 30 June 2006.
2. To receive the Reports and Accounts for Brambles Industries plc for the year ended 30 June 2006.

Remuneration Report

3. "That Brambles' Remuneration Report for the year ended 30 June 2006 be approved and adopted."

Election of new Directors

The following Directors, having been appointed by the Board since the last annual general meeting and, being eligible, submit themselves for election as Directors:

4. Mr A G Froggatt to the Board of Brambles Industries Limited.
5. Mr A G Froggatt to the Board of Brambles Industries plc.
6. Mr D P Gosnell to the Board of Brambles Industries Limited.
7. Mr D P Gosnell to the Board of Brambles Industries plc.
8. Ms S C H Kay to the Board of Brambles Industries Limited.
9. Ms S C H Kay to the Board of Brambles Industries plc.
10. Mr G J Kraehe AO to the Board of Brambles Industries Limited.
11. Mr G J Kraehe AO to the Board of Brambles Industries plc.

Re-election of Directors

The following Directors are to retire by rotation and, being eligible, submit themselves for re-election as Directors:

12. Mr R D Brown to the Board of Brambles Industries Limited.
13. Mr R D Brown to the Board of Brambles Industries plc.
14. Mr M D I Burrows to the Board of Brambles Industries Limited.
15. Mr M D I Burrows to the Board of Brambles Industries plc.
16. Mr M F Ihlein to the Board of Brambles Industries Limited.
17. Mr M F Ihlein to the Board of Brambles Industries plc.
18. Mr D J Turner to the Board of Brambles Industries Limited.
19. Mr D J Turner to the Board of Brambles Industries plc.

Sir David Lees has elected to retire at the annual general meetings and to submit himself for re-election as a Director.

20. Sir David Lees to the Board of Brambles Industries Limited.
21. Sir David Lees to the Board of Brambles Industries plc.

Re-appointment of Auditors

22. "That PricewaterhouseCoopers LLP be re-appointed as the auditors of Brambles Industries plc until the conclusion of the next general meeting at which accounts are laid before that company."

Directors to set Auditors' fees

23. "That the Directors be authorised to agree the auditors' fees."

General authority to allot shares in Brambles Industries plc

24. "That the authority given to the Directors by article 7 of Brambles Industries plc's articles of association to allot relevant securities be renewed until the end of the annual general meeting to be held in 2007 and for that period the section 80 amount shall be £11,135,011."

Disapplication of pre-emption rights in Brambles Industries plc

25. "That the power given to the Directors by article 7 of Brambles Industries plc's articles of association to allot equity securities for cash be renewed until the end of the annual general meeting to be held in 2007 and for that period the section 89 amount shall be £1,670,251."

General authority to buy back shares in Brambles Industries plc

26. "That Brambles Industries plc be generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the UK Companies Act 1985) of its ordinary shares of five pence each (Ordinary Shares) provided that:

    (a) the maximum total number of Ordinary Shares which may be purchased by Brambles Industries plc is 66,810,063;

    (b) the maximum price (excluding expenses) which may be paid for an Ordinary Share purchased is not more than the higher of:

    (i) an amount equal to 105 per cent of the average of the middle market quotations of an Ordinary Share taken from the London Stock Exchange Daily Official List for the five business days immediately before the day on which each Ordinary Share is purchased; and

    (ii) that stipulated by Article 5 of Commission Regulation (EC) of 22 December 2003 (No. 2273/2003);

    (c) the minimum price (excluding expenses) which may be paid for an Ordinary Share is five pence; and

    (d) this authority expires at the end of Brambles Industries plc's annual general meeting to be held in 2007 except that Brambles Industries plc may make a purchase of any Ordinary Share after this authority ends if the contract for purchase was entered into before it ended."

By order of the Board
Brambles Industries plc



Craig van der Laan de Vries
Company Secretary
12 September 2006

Registered Office
Cassini House,
57-59 St James's Street
London SW1A 1LD

EXPLANATORY NOTES

Voting arrangements under the dual listed companies structure (DLC)

Under the DLC, Brambles Industries Limited and Brambles Industries plc have retained their status as separate companies. Therefore, two annual general meetings will be held: Brambles Industries plc in London on 1 November 2006 and Brambles Industries Limited in Melbourne on 9 November 2006.

The constitution of Brambles Industries Limited and the articles of association of Brambles Industries plc (Constitutions) allow shareholders of both companies jointly to make decisions on significant matters.

Where a significant matter affects the shareholders of each company in similar ways it is called a joint electorate matter. Where a significant matter affects the shareholders in different ways (or where the Constitutions specifically classify matters in this way) it is called a class rights matter.

At this meeting, all resolutions are joint electorate matters. Voting on joint electorate matters is as follows:

- if you vote at the meeting of Brambles Industries plc (whether in person, by representative, or by proxy) an equivalent vote will be cast on the corresponding resolution at the annual general meeting of Brambles Industries Limited;
- shareholders of Brambles Industries Limited who vote on the corresponding resolution proposed at its annual general meeting will have those votes reflected at the meeting of Brambles Industries plc; and
- a resolution will only be passed if the total of the votes cast (after the votes of shareholders of both companies are added together) meets the required majority.

Required majorities

In the case of the ordinary resolutions to be considered at the meeting, the required majority is more than 50% of the combined votes cast at both meetings. In the case of the special resolutions to be considered at the meeting (resolutions 25 and 26), the required majority is 75% of the combined votes cast at both meetings.

The results of the vote on any resolution cannot be finalised until after both meetings are concluded. Voting will be conducted by poll and the results will be announced to the Australian Stock Exchange and the London Stock Exchange as soon as the results are known. Please note that, for logistical reasons, the meeting of Brambles Industries plc is to be held eight days prior to the meeting of Brambles Industries Limited.

Business

Explanatory notes on the items of business to be considered at the meeting follow.

Resolutions 1 and 2 – Reports and financial statements

The law in Australia and the UK requires Directors to lay the Financial Statements (or Annual Accounts), Directors' Report and Auditors' Report for the year before the annual general meeting of shareholders.

Shareholders will have received copies of the 2006 Brambles Annual Report unless they have elected otherwise. The 2006 Brambles Annual Report has been posted on the Brambles website at www.brambles.com.

Resolution 3 – Remuneration Report

The UK Companies Act 1985 requires listed companies to put a resolution to shareholders at each annual general meeting to approve the remuneration report. The Australian Corporations Act 2001 requires a resolution that the remuneration report be adopted be put to the vote at a listed company's annual general meeting. The Brambles' Remuneration Report, which forms part of the Directors' Report, is set out on pages 54 to 76 of the 2006 Brambles Annual Report and can also be found on Brambles' website at www.brambles.com. The Remuneration Report sets out Brambles' remuneration policy and reports the remuneration arrangements in place for Executive Directors, Non-executive Directors and certain senior executives whose remuneration arrangements are required to be disclosed.

Resolutions 4 to 21 – Election of new Directors and re-election of Directors

The Constitutions require the Boards of Brambles Industries Limited and Brambles Industries plc to be identical. Under the Constitutions, the Directors may at any time appoint any person as a Director of Brambles Industries Limited and Brambles Industries plc. In accordance with the terms of its charter, during the year the Nominations Committee identified Mr A G Froggatt, Mr D P Gosnell, Ms S C H Kay and Mr G J Kraehe AO as additional Directors. The Boards unanimously approved their appointments and, under the Constitutions, they hold office until the end of the 2006 annual general meetings. They are eligible for election and it is proposed that they be so elected as Directors.

Mr R D Brown, Mr M D I Burrows, Mr M F Ihein and Mr D J Turner are retiring from both Boards by rotation and it is proposed that they be re-elected. Implementation of the proposed unification of the DLC will be in its final stages at the dates of this year's annual general meetings but, if approved, it is expected to be completed during early December 2006. Mr R D Brown, Mr M D I Burrows and Sir David Lees had intended to retire as Directors of Brambles Industries Limited and Brambles Industries plc at the conclusion of those meetings. To provide continuity of Directors throughout the process of unifying the DLC, however, Mr R D Brown, Mr M D I Burrows and Sir David Lees have agreed that instead of retiring at the conclusion of the annual general meetings, they would retire as Directors of Brambles Industries Limited and Brambles Industries plc with effect from 31 December 2006 (that is, shortly after unification of the DLC, if approved, is expected to be completed).

As Mr R D Brown and Mr M D I Burrows are retiring by rotation and are thereby required to submit themselves for re-election, Sir David Lees has agreed to retire as a Director of Brambles Industries Limited and Brambles Industries plc with effect from the conclusion of the annual general meetings and submit himself for re-election so that all Directors proposing to retire with effect from 31 December 2006 would be subject to re-election at the annual general meetings.

Prior to recommending the re-election of Mr R D Brown, Mr M D I Burrows, Mr M F Ihlein, Sir David Lees and Mr D J Turner, the Nominations Committee reviewed their performance during the period in which they were a member of the Board and unanimously recommended the proposed re-election of Mr R D Brown, Mr M D I Burrows, Sir David Lees, Mr M F Ihlein and Mr D J Turner. Having received and considered the recommendation from the Nominations Committee, the Board unanimously recommends to shareholders the re-election of Mr R D Brown, Mr M D I Burrows, Sir David Lees, Mr M F Ihlein and Mr D J Turner.

Each of the retiring Non-executive Directors is considered by the Board to be independent in character and judgement and free from any business or other relationship which could interfere, or appear to interfere, with the exercise of their objective, unfettered or independent judgement. The Annual Report contains further information on the independence of Directors on pages 46 and 47.

If a Director is elected or re-elected, as the case may be, to one Board and not the other then that Director will not be appointed to either Board.

Brief biographical details of, and a statement from each of the Directors standing for election or re-election are given below.



Mr R D Brown

Non-executive Director (Age 59)

Member of the Audit Committee

Mr Brown has been a Director of Brambles since the formation of the DLC in August 2001. He is Chairman of GKN plc, Deputy Chairman of HMV Group plc, and non-executive director of British United Provident Association (BUPA) and of Lloyds Franchise Board. He is a former executive director of Unilever PLC and Unilever NV. He has a Bachelor of Science degree in Mechanical Engineering from University College London and a Master of Business Administration degree from Harvard Business School. He is a member of the CBI International Advisory Board, Fellow of the Institute of Mechanical Engineers and a Fellow of the Institute of Electrical Engineers.

Mr Brown says: "I have been a Director of Brambles since the formation of the DLC in August 2001. I had intended to retire as a Director at the conclusion of the 2006 Annual General Meetings. I do believe, however, that it is important for the Board to have continuity while the proposed unification is completed. I have therefore agreed to retire with effect from 31 December 2006."

The Board recommends the re-election of Mr Brown.



Mr M D I Burrows

Non-executive Joint Deputy Chairman (Age 62)

Member of the Nominations Committee and the Remuneration Committee

Mr Burrows has been a Director of Brambles since the formation of the DLC in August 2001. Before that, he had been a Director of Brambles Industries Limited since April 1987 and was Chairman from September 1997 to September 1999. Mr Burrows, an investment banker, chaired the Companies and Securities Advisory Committee from 1989 to 1994 and was one of the principal participants in the creation of the Australian Securities Commission (as the Australian Securities & Investments Commission then was). He is a director of Lazard LLC, London, Chairman of Lazard Australia Pty Limited, a director of Burns, Philp & Company Limited, a director of Carter Holt Harvey and Deputy Chairman of John Fairfax Holdings Limited. He has Bachelor of Arts and Bachelor of Laws degrees from The University of Sydney and is an Associate Member of the Securities Institute of Australia.

Mr Burrows says: "Like Mr Brown and Sir David Lees, I had intended to retire as a Director of Brambles at the conclusion of the 2006 Annual General Meetings. I have agreed, however, to retire with effect from 31 December 2006 to help provide a continuity of Directors through the proposed unification of the DLC. I believe that my background and experience with Brambles and the global investment banking sector will be of value to the Board during this important process."

The Board recommends the re-election of Mr Burrows.



Mr A G Froggatt

Non-executive Director (Age 58)

Mr Froggatt was appointed a Director of Brambles in June 2006. Mr Froggatt has been Chief Executive of Scottish & Newcastle plc since May 2003. He began his career with the Gillette Company and has held a wide range of sales, marketing and general management positions in many countries with major consumer goods companies including HJ Heinz, Diageo and Seagram. Mr Froggatt holds a Bachelor of Law degree from Queen Mary College, London and an MBA from Columbia Business School, New York.

Mr Froggatt says: "Brambles operates in 45 countries, with CHEP supporting more than 300,000 customer locations and Recall servicing about 80,000 customers. My experience in sales and marketing at other global companies, including my current role as Chief Executive of Scottish & Newcastle and my previous roles at the Gillette Company and HJ Heinz, provides me with the skills to contribute to the Brambles Board."

The Board recommends the election of Mr Froggatt.



Mr D P Gosnell

Non-executive Director (Age 49)

Mr Gosnell was appointed a Director of Brambles in June 2006. Mr Gosnell is Managing Director of Global Supply and Procurement for Diageo plc. He leads a global team of 9,000 people across manufacturing, logistics and technical operations as well as managing Diageo's multi-billion dollar procurement budget. Prior to joining Diageo, Mr Gosnell spent 20 years at HJ Heinz where he served on the UK Board and held various European operational positions. He holds a Bachelor of Science degree in Electrical and Electronic Engineering from Middlesex University, England.

Mr Gosnell says: "Brambles has a philosophy of continuous improvement, including in operations and customer service. My senior operational roles at other global companies, including HJ Heinz, and my current role as Managing Director of Global Supply and Procurement for Diageo plc, provide me with the experience necessary to serve on the Brambles Board."

The Board recommends the election of Mr Gosnell.



Mr M F Ihlein

Chief Financial Officer (Age 51)

Mr Ihlein joined Brambles as Chief Financial Officer in March 2004, following a long career with Coca-Cola Amatil Limited (and related companies), where he was Chief Financial Officer (1997-2004), Managing Director of Coca-Cola Amatil, Poland (1995-1997) and previously held a number of senior business development and treasury roles within that company. He has been a Director of Brambles since March 2004 and he is also a director of Financial Executives International of Australia, an Associate Member of the Australian Institute of Company Directors and a CPA Australia. He holds a Bachelor of Business Studies (Accounting) from the University of Technology, Sydney.

Mr Ihlein says: "As Chief Financial Officer, one of my critical roles is to ensure that Brambles maintains rigorous financial discipline to facilitate Brambles' commitment to creating long-term shareholder value. I am also Chairman of the Group Risk Committee and in this role I have a major focus across Brambles for health and safety, environmental compliance and identification and monitoring of management of critical business risks."

The Board recommends the re-election of Mr Ihlein.



Ms S C H Kay

Non-executive Director (Age 44)

Ms Kay was appointed a Director of Brambles in June 2006. Ms Kay is a Director of Commonwealth Bank of Australia Limited, the Starlight Foundation and Symbion Health Limited and an External Board Member of Allens Arthur Robinson. She holds Bachelor Degrees in Law and Arts from the University of Melbourne and a Graduate Diploma in Management from the AGSM. Ms Kay has had extensive experience in international finance – at Morgan Stanley in London and Melbourne, J P Morgan in New York and Melbourne and Linklaters & Paines in London. She is a Fellow of the Australian Institute of Company Directors and was awarded a Centenary Medal for service to Australian society in business leadership.

Ms Kay says: "Brambles is a company creating long-term shareholder value through its business operations in a global environment. My extensive experience in the international financial markets, both as a banker and lawyer, gives me the background and context to add value to the Brambles Board."

The Board recommends the election of Ms Kay.



Mr G J Kraehe AO

Non-executive Director (Age 63)

Member of the Audit Committee

Mr Kraehe rejoined the Board in December 2005. He is currently Chairman of Bluescope Steel Limited and a director of Djerriwarrh Investments Limited and the Innovation Economy Advisory Board of

Victoria. Mr Kraehe was a Non-executive Director of Brambles from the formation of the DLC in August 2001 until March 2004, when he retired due to his commitments as Chairman of National Australia Bank Limited. He was a Director of Brambles Industries Limited from December 2000 until formation of the DLC. Mr Kraehe has spent 28 years in Chief Executive roles in diversified industrial companies covering the wine, packaging, appliance and automotive component industries. From 1994 until his retirement in February 2001, he was Managing Director and Chief Executive Officer of Southcorp Limited. He was a director of the National Australia Bank Limited from 1997, and Chairman from February 2004, until September 2005 and a Non-executive Director of News Corporation from January 2001 until April 2004. Mr Kraehe has a Bachelor of Economics degree from Adelaide University. He was appointed an Officer of the Order of Australia in 2003.

Mr Kraehe says: "I was delighted to rejoin the Board in December 2005. I believe my previous tenure as a Brambles Director and my experience as a senior executive and Board member of other Australian companies with global operations will allow me to make a valuable contribution in the interests of shareholders."

The Board recommends the election of Mr Kraehe.



Sir David Lees

Non-executive Joint Deputy Chairman (Age 69)

Member of the Nominations Committee and Audit Committee

Sir David Lees has been a Director of Brambles since the formation of the DLC in August 2001. He joined GKN plc in 1970 as an accountant and became Group Finance Director in 1982. He was appointed Group Managing Director in 1987, and Chairman and Chief Executive in 1988 before becoming Non-executive Chairman in 1997 until his retirement in May 2004. He is a member of the UK Panel on Takeovers and Mergers and Chairman of the Governing Body of Shrewsbury School. He is the non-executive Chairman of Tate & Lyle plc, a non-executive director of Royal Opera House, Covent Garden and was a former member of the Court of the Bank of England. He is a non-executive Director and Deputy Chairman of QinetiQ Group plc and QinetiQ Holdings Limited. He holds the Officer's Cross of the Order of Merit of the German Federal Republic and is a Fellow of The Institute of Chartered Accountants in England and Wales.

Sir David says: "As is the case with Mr Brown and Mr Burrows, I had intended to retire as a Director of Brambles at the conclusion of the 2006 Annual General Meetings. I have, however, agreed to retire with effect from 31 December 2006 to help provide continuity on the Board through the proposed unification of the DLC. I believe that my background with Brambles will be of value to the Board during this restructuring."

The Board recommends the re-election of Sir David Lees.



Mr D J Turner

Chief Executive Officer (Age 61)

Mr Turner joined Brambles in 2001 as Chief Financial Officer, on the formation of the DLC, and became Chief Executive Officer in October 2003. He has been a Director of Brambles since 2001. Previously, he was Finance Director of GKN plc, which he joined in 1993. Prior to GKN plc, he was Finance Director of the food group Booker plc and has worked for Mobil Oil and Touche Ross. He was a non-executive director of Whitbread plc until 2 March 2006. He was appointed a non-executive director of Commonwealth Bank of Australia Limited on 1 August 2006. He is a Fellow of the Institute of Chartered Accountants in England and Wales.

Mr Turner says: "A key role of the Board is to focus on the optimal use of capital in order to maximise value for shareholders. As Chief Executive Officer, I ensure Brambles implements value-based management, strong operational discipline and tight control over capital. I am also committed to maintaining and driving our philosophy of continuous improvement."

The Board recommends the re-election of Mr Turner.

Resolution 22 – Re-appointment of Auditors

It is a statutory requirement in the UK that companies appoint auditors at each general meeting at which accounts are laid until the conclusion of the next general meeting at which accounts are laid.

The current auditors of Brambles Industries plc are PricewaterhouseCoopers LLP. Their appointment expires at the conclusion of the Brambles Industries plc annual general meeting. The Audit Committee has recommended to the Board the re-appointment of PricewaterhouseCoopers LLP as auditors.

The law in Australia does not require a similar annual re-appointment of auditors. A resolution to re-appoint the auditors of Brambles Industries Limited has therefore not been proposed.

Resolution 23 – Directors to set Auditors' fees

The law in the UK requires auditors' remuneration to be fixed by, or in accordance with, a shareholders' resolution. It is normal UK practice for shareholders to authorise the Directors to agree the auditors' fees annually. For information on last year's audit fees (and other fees paid to the auditors or affiliates), see the 2006 Financial Statements and Accounts.

Resolution 24 – General authority to allot shares in Brambles Industries plc

This resolution asks shareholders to renew the authority of the Directors of Brambles Industries plc to allot unissued shares and other 'relevant securities' as defined in section 80 of the UK Companies Act 1985. In accordance with corporate governance best practice recommendations, the authority, if approved, is limited to a maximum nominal amount of £11,135,011 being 222,700,210 shares, which is equivalent to the authorised but unissued share capital of Brambles Industries plc and less than one third of the issued share capital of Brambles Industries plc as at 25 August 2006. The total nominal amount of £11,135,011 will, if the resolution is passed, be the "section 80 amount" for the purposes of Brambles Industries plc's articles of association. This amount represents 33% of Brambles Industries plc's authorised and issued ordinary share capital as at 25 August 2006 (being the last practicable date prior to the publication of this Notice). This authority will expire at the conclusion of the 2007 annual general meeting of Brambles Industries plc. There are no present plans to allot unissued shares other than in connection with employee share incentive schemes and any future operation by Brambles Industries plc of a scrip dividend scheme. The Directors of Brambles Industries plc believe, however, that they should continue to have this authority so that such allotments can take place to finance any business opportunities that may arise.

Resolution 25 – Disapplication of pre-emption rights in Brambles Industries plc

Before the Directors of Brambles Industries plc can allot unissued shares for cash, the law in the UK requires the offer of those unissued shares to existing shareholders first in proportion to their holdings (pre-emption rights), unless shareholders resolve to disapply those rights.

The listing rules of the Australian Stock Exchange permit Directors to allot unissued shares in Brambles Industries Limited without shareholder approval (and without first offering them to existing shareholders) up to a maximum number equivalent to 15 per cent of the combined issued capital of both companies prior to the allotment.

To enable the allotment of unissued shares in Brambles Industries plc for cash within the general authority given by Resolution 24, shareholders are being asked to suspend the application of the UK pre-emption rule up to a maximum nominal amount of £1,670,251 being 33,405,032 shares. This is equivalent to approximately 5 per cent of the total issued ordinary capital of Brambles Industries plc as at 25 August 2006.

The total nominal amount of £1,670,251 will, if the resolution is passed, be the "section 89 amount" for the purposes of Brambles Industries plc's articles of association. This resolution also gives authority to allot shares (and other equity securities) in connection with a rights issue (as defined in Brambles Industries plc's articles of association).

Resolution 26 – General authority to buy back shares

In certain circumstances it may be advantageous for Brambles Industries plc to purchase its ordinary shares. This resolution approves the purchase by Brambles Industries plc of up to 10 per cent of Brambles Industries plc's issued ordinary share capital at a price not exceeding 105 per cent of the average middle market closing price of such shares on the five dealing days before the date of purchase. The minimum price that may be paid per ordinary share is its nominal value, five pence.

The Directors of Brambles Industries plc intend to exercise the power only when, in the light of market conditions prevailing at the time, they believe that the effect of any such purchases will be to increase the underlying value per share having regard to the intent of the guidelines of institutional investors and that such purchases are in the best interests of shareholders generally. Other investment opportunities, appropriate gearing levels and the overall position of Brambles Industries Limited and Brambles Industries plc will be taken into account before deciding on this course of action. Any shares purchased in this way will be cancelled and the number of shares in issue will be reduced accordingly.

The maximum number of ordinary shares which may be acquired is limited to 66,810,063 shares, equivalent to approximately 10 per cent of the total issued share capital of Brambles Industries plc as at 25 August 2006. As at 25 August 2006 (being the last practicable date prior to publication of this Notice) there were options over 12,149,288 ordinary shares in the capital of Brambles Industries plc, which represent 1.8% of its issued ordinary share capital at that date. If the authority to purchase its ordinary shares was exercised in full, these options would represent 2.0% of its issued ordinary share capital.

The authority will cease to be effective on unification of the DLC (and would only be valid until the end of Brambles Industries plc's 2007 annual general meeting).

A right exists for Brambles Industries Limited to purchase its ordinary shares under the Australian Corporations Act.

Documents available for inspection

A copy of each of the following documents will be available for inspection at Slaughter and May, One Bunhill Row, London EC1Y 8YY during normal business hours on any weekday (except public holidays) from the date of this Notice until the date of the annual general meeting and at The Lion Auditorium, Grange City Hotel, 8-14 Cooper's Row, London EC3N 2BQ for at least 15 minutes before and during the meeting:

- The register of Directors' share interests.
- The Executive Directors' service contracts.
- The Non-executive Directors' letters of appointment.

The full parent entity financial statements for Brambles Industries Limited are published at www.brambles.com and a hard copy may be obtained through the Company Secretary.

HOW TO VOTE

Shareholders can vote in one of the following ways:

- by attending the meeting and voting either in person or by attorney or, in the case of corporate shareholders, by corporate representative;
- by appointing a proxy to attend and vote on their behalf, using the proxy form enclosed with this Notice of Meeting;
- by appointing a proxy and voting electronically via the websites www.sharevote.co.uk or www.shareview.co.uk; or
- by appointing a proxy via the CREST electronic proxy appointment service.

Voting in person

If you come to the Brambles Industries plc annual general meeting, please register your attendance with the registrars of the Company, Lloyds TSB Registrars, on arrival.

In order to vote in person at the meeting, a company which is a shareholder may appoint an individual to act as its representative. The appointment must comply with the requirements of the UK Companies Act 1985. The representative should bring to the meeting evidence of their appointment, including any authority under which it is signed.

Voting by proxy

A shareholder entitled to attend and vote is entitled to appoint a proxy.

A proxy need not be a shareholder.

If a shareholder is entitled to cast two or more votes at the meeting, the shareholder may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise.

To appoint a proxy, a shareholder should follow the instructions and notes on the proxy form enclosed with this Notice of Meeting.

For the appointment of a proxy to be effective, the proxy form must be completed and received by 11.00am London time on Monday, 30 October 2006 (which is 47 hours before the meeting) or, in the case of an adjourned meeting, not less than 48 hours before the time of the adjourned meeting at one of the addresses or the facsimile number below:

- Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6TY, United Kingdom in the enclosed reply paid envelope;
- facsimile number + 44 (0) 1903 702 341; or
- Brambles Industries plc's registered office, at Cassini House, 57-59 St James's Street, London SW1A 1LD.

Proxy forms received after this time will be invalid.

If the proxy form is signed by an attorney, it must be accompanied by the original or an originally certified copy of any power of attorney under which it is signed, which must be received by Lloyds TSB Registrars by 11.00am on Monday, 30 October 2006 (which is 47 hours before the meeting) or, if the meeting is adjourned, at least 48 hours before its resumption in relation to the adjourned part of the meeting. If facsimile transmission is used, the power of attorney must be certified.

Electronic voting

You may, if you wish, appoint a proxy and vote electronically via the website www.sharevote.co.uk. You will need your shareholder reference number, Card ID and Account Number shown under your name on the proxy form and then follow the on-screen instructions. Alternatively, if you have already registered with Lloyds TSB Registrars' online portfolio service, Shareview, you can appoint your proxy and vote at www. shareview.co.uk. Click on "Company Meetings", then follow the on-screen instructions. The proxy appointment and voting directions must be received by Lloyds TSB Registrars by 11.00am on Monday, 30 October 2006 (which is 47 hours before the meeting) or, if the meeting is adjourned, at least 48 hours before its resumption in relation to the adjourned part of the meeting.

Shareholders who are entitled to vote

Only shareholders on Brambles Industries plc's register of members at 7.00pm on Monday, 30 October 2006 or, if the meeting is adjourned, 7.00pm on the day prior to the day immediately before the adjourned meeting, will be entitled to attend and vote at the meeting in respect of the number of shares registered in their name at that time. In each case, changes to Brambles Industries plc's register of members after such time shall be disregarded.

Use of CREST Proxy Voting Service

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the annual general meeting to be held on 1 November 2006 and any adjournments thereof by using the procedures described in the CREST Manual. To appoint a proxy or to give an instruction to a previously appointed proxy via the CREST system, the CREST message must be received by Brambles Industries plc's agent (ID number 7RA01) by 11.00am London time on Monday, 30 October 2006 or, in the case of an adjourned meeting, not less than 48 hours before the time of the adjourned meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which Brambles Industries plc's agent is able to retrieve the message by enquiry to

CREST in the manner prescribed by CREST. After this time, any changes of instructions to proxies should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that their CREST sponsors or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time.

CREST personal members or other CREST sponsored members and those CREST members who have appointed voting service provider(s) should contact their CREST sponsor or voting service provider(s) for assistance with appointing proxies via CREST.

For further information on CREST procedures, limitations and system timings please refer to the CREST Manual. Brambles Industries plc may treat as invalid a proxy appointment sent by CREST in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

DIRECTIONS TO THE ANNUAL GENERAL MEETING

The Grange City Hotel is located at 8-14 Cooper's Row, London, EC3N 2BQ. The Grange City Hotel is within easy walking distance from Tower Hill and Aldgate Tube stations.

If you have any questions about the location of the annual general meeting please call:

Brambles Industries plc
Telephone (0) 20 7659 6000


THREADNEEDLE STREET
BEVIS MARKS DUK.
ALDGATE HIGH STREET
LEADENHALL STREET
MINORIES
LOMBARD STREET
GRACECHURCH STREET
FENCHURCH STREET
FENCHURCH STREET
LLOYD'S AVENUE
CRUTCHED FRIARS
COOPERS ROW
PEPYS STREET
GT TOWER STREET
TRINITY SQUARE
BYWARD STREET
LOWER THAMES STREET
LOWER THAMES STREET
TOWER OF LONDON
RIVER
THAMES

Brambles

www.brambles.com





The paper used to print this report was milled in Tasmania from Brazilian and European pulp before being shipped to the Australian mainland.

CHEP pallets and containers are used in 44 countries around the world to transport materials, such as paper, and finished goods, such as annual reports, throughout the supply chain.







The inks used in this report were manufactured in Australia with pigments imported from China and India.



CHEP Intermediate Bulk Containers (IBCs) are designed specifically to transport and store bulk liquid items such as commercial inks, paint, chemicals, dairy products, fruit juice, wine and honey.



CHEP provides safe and efficient supply chain solutions

The glue used to bind this report was manufactured in Australia using components imported from the United States of America and Europe.

CHEP offers general containers for transporting and storing liquid products for industries such as chemical, pharmaceutical and transport.



The trucks and vans used to deliver this report were built by the world's leading automotive manufacturers.

CHEP issues 49 million automotive containers every year.



CHEP automotive containers, designed specifically for the industry, improve ergonomics on the production line and increase manufacturing efficiencies.





Recall serves nearly 80,000 customers on five co

You are holding a product of the global supply chain – a product that can be scanned, indexed, stored and retrieved on request.

Recall operates in 22 countries, managing physical and digital documents, including annual reports, through their entire life cycle.





Sustainability and protection of the environment are fundamental to the way Brambles does business throughout the global supply chain.

CHEP's pool of Reusable Plastic Containers (RPCs) reduce waste because they are reused instead of many thousands of tonnes of expendable cardboard packaging. Globally, **CHEP** pallet pools reduce the use of wood by the equivalent of 16 million trees each year.


FTSE4Good

Recall collects, shreds and sends for recycling about 200,000 tonnes of paper each year – the equivalent of three million trees.


06
Member of
Dow Jones
Sustainability
Indexes

Brambles listed in the Dow Jones Sustainability Index and FTSE4Good Index

On 29 November 2005, Brambles announced it would focus on CHEP and Recall and divest its other businesses.

Brambles subsequently sold Cleanaway Germany, Cleanaway UK*, Cleanaway Australia and New Zealand, Brambles Industrial Services Northern Hemisphere, Industrial Services Australia and the Regional Businesses for a total of US$3.6 billion.

A comparison of Brambles before the reorganisation and Brambles today is provided below:

Brambles pre-reorganisation



Sales
US$
5,916
million
Comparable operating profit
US$
1,082
million
Comparable operating profit margin
18%
Countries in which we operated
50
Employees
26,000
Sales by region
20%
30%
50%
Americas
Europe
Rest of World

Brambles today (CHEP and Recall)



Sales
US$
3,522
million
Comparable operating profit
US$
771
million
Comparable operating profit margin
22%
Countries in which we operate
45
Employees
12,000
Sales by region
14%
46%
40%
Americas
Europe
Rest of World

* The sale of Cleanaway UK is subject to competition authority approval

FINANCIAL HIGHLIGHTS

For the year ended 30 June 2006

Brambles reported a comparable operating profit before special items of US$771.3 million for its continuing operations of CHEP and Recall for the 2006 financial year, with earnings per share (before special items) 45% higher than the previous year.

US$ millions	2006	2005	% change	% change at constant currency
Continuing operations				
Sales	**3,522.1**	3,274.8	8%	8%
Comparable operating profit[1]	**771.3**	599.8	29%	29%
Profit before tax and special items[2]	**659.5**	469.7	40%	41%
Profit after tax before special items	**430.1**	309.3	39%	40%
Profit after tax and special items	**362.6**	313.1	16%	
Profit from discontinued operations, before special items	**217.0**	145.2	49%	
Profit for the year, before special items	**647.1**	454.5	42%	
Special items after tax	**817.3**	(5.7)		
Profit for the year	**1,464.4**	448.8	226%	
Earnings per share (before special items) (US cents)	**38.3**	26.8	43%	45%
Earnings per share (US cents)	**86.7**	26.4	228%	
Cash flow from operations	**900.7**	903.9		
Net capital expenditure on property, plant and equipment	**608.3**	665.7		
Free cash flow[3]	**559.7**	622.2		
Net debt	**1,690.1**	2,208.3		
Gearing (net debt/net debt + equity)	**36.4%**	48.1%		
Interest cover	**13.9**	10.9		

DIVIDENDS	BIL	BIP
Interim dividend/first interim dividend	11.5 A cents (fully franked)	4.887 pence
Final dividend/second interim dividend	13.5 A cents (fully franked)	5.446 pence
Special dividend	34.5 A cents (fully franked)	13.918 pence

Notes:

Comparable operating profit is profit before special items, finance costs and tax.

Special items comprise impairments, exceptional items, fair value adjustments and amortisation of acquired non-goodwill intangible assets (other than software).

Free cash flow is cash flow generated after net capital expenditure, excluding the net cost of acquisitions and proceeds from business disposals.

All US$ amounts are presented in IFRS.

To show the underlying performance of the company, constant currency comparisons are used throughout this Report. Constant currency relative performance is calculated by translating both current period and comparable period results into US$ at the actual monthly exchange rates applicable for the comparable period. Its purpose is to show relative performance between periods before the translation impact of currency fluctuations.

SALES FOR CONTINUING OPERATIONS


3,522
3,275
2,893
2,436
2,061
15%
85%
16%
84%
16%
84%
16%
84%
16%
84%
US$ millions
Recall
CHEP
2002
2003
2004
2005
2006

SALES FOR CONTINUING OPERATIONS BY REGION


3,522
3,275
2,893
2,436
2,061
2%
9%
51%
38%
3%
9%
47%
41%
3%
10%
45%
42%
3%
11%
44%
42%
3%
11%
46%
40%
US$ millions
Rest of World
Australia/NZ
Americas
Europe
2002
2003
2004
2005
2006

COMPARABLE OPERATING PROFIT FOR CONTINUING OPERATIONS[1,2]


801
619
472
395
358
16%
84%
20%
80%
16%
84%
14%
86%
12%
88%
US$ millions
Recall
CHEP
2002
2003
2004
2005
2006

COMPARABLE OPERATING PROFIT FOR CONTINUING OPERATIONS BY REGION[1,2]


801
619
472
395
358
4%
12%
36%
48%
5%
14%
41%
40%
6%
17%
37%
40%
6%
16%
39%
39%
6%
13%
45%
36%
US$ millions
Rest of World
Australia/NZ
Americas
Europe
2002
2003
2004
2005
2006

CASH FLOW FROM OPERATIONS AFTER NET CAPITAL EXPENDITURE FOR CONTINUING OPERATIONS[1,2]


750
718
475
220
87
16%
84%
26%
74%
13%
87%
16%
84%
10%
90%
US$ millions
Recall
CHEP
2002
2003
2004
2005
2006

Notes:
1 Years 2002–2004 are under UK GAAP. 2005–2006 are under IFRS
2 Excludes unallocated corporate costs

EARNINGS PER SHARE


38.3
26.8
21.8
18.8
18.2
US cents
2002
2003
2004
2005
2006

– before special items and goodwill amortisation

CHAIRMAN'S REVIEW



Don Argus AO
Chairman



The past year has been one of substantial change for Brambles and I am proud to report that the reorganisation announced in late 2005 is firmly on track to achieve its objective of delivering significant benefits for shareholders.

The Board is very pleased with the progress of its strategic plan and believes the future for Brambles looks positive.

Reorganisation and Results

Following a strategic review of all the Group's operations, the Board decided in late 2005 that Brambles should focus on CHEP and Recall – its premium growth businesses – and divest its other businesses: Cleanaway, Brambles Industrial Services and the Regional Businesses.

These businesses were subsequently sold for a total of US$3.6 billion. This was significantly more than our initial estimates, confirming the Board's view that the divestment process would take place in strong market conditions.

I would like to congratulate David Turner, his management team and employees across the Group for working so diligently and effectively during the sale process. It is not easy to retain focus during changing times, but the commitment shown by our people has been critical to the effective implementation of the strategy in such a tight timeframe.

This hard work and dedication also ensured that Brambles reported very strong annual results for the year ended 30 June 2006, with significantly improved profits and earnings per share.

Following this very good financial performance, the Board was pleased to declare dividends totalling 48.0 Australian cents (19.364 pence), including:

- a final dividend (second interim dividend) for the 2006 financial year of 13.5 Australian cents (5.446 pence), up from 11.5 Australian cents (4.815 pence); and
- a special dividend of 34.5 Australian cents (13.918 pence).

The special dividend includes an amount of 13.5 Australian cents (5.446 pence) in lieu of the 2007 interim dividend and 21.0 Australian cents (8.472 pence) in recognition of the success of the divestment programme.

The 2007 interim dividend would normally be paid in April 2007, however it is being brought forward as Brambles Limited, the new holding company of the Group if the proposed Unification is approved (see next page), will only be permitted to declare dividends out of profits generated by it subsequent to Unification. This means that the first dividend paid by Brambles Limited post-Unification would be the final dividend for 2007, which is scheduled to be paid in October 2007.

Shareholders will continue to receive their dividends in Australian dollars or sterling, however you will notice that financial information in this year's Annual Report is reported in US dollars. Brambles began reporting in US dollars during the 2006 financial year because US dollars is the fastest growing currency of sales and earnings for Brambles.

Also, International Financial Reporting Standards became effective for Brambles from 1 July 2005. This change has had a limited impact on our reported profit and balance sheet, however it has simplified the reporting of our financial results. In particular, it has allowed a single set of consolidated accounts to be produced for both Brambles Industries Limited (BIL) and Brambles Industries plc (BIP).

Notes:
All comparative trading measures referred to are in constant currency. The Directors believe constant currency comparisons to be relevant measures of business performance. Constant currency and comparable operating profit are defined on page 171.

CHAIRMAN'S REVIEW CONTINUED

Unification

The second stage of the strategic plan announced on 29 November 2005 is the proposed unification (Unification) of Brambles' existing dual-listed companies (DLC) structure under a new single holding company. This company will be called Brambles Limited and have a primary listing on the Australian Stock Exchange (ASX) with a secondary listing on the London Stock Exchange (LSE).

The Unification is to be effected by way of schemes of arrangement between BIL and its shareholders under Australian law and between BIP and its shareholders under English law. If the Unification is approved, BIL and BIP will become wholly owned subsidiaries of Brambles Limited.

Shareholders in both BIL and BIP will be sent an Information Memorandum containing full details of the Unification and they should receive it in early October 2006.

For the Unification to proceed, a number of resolutions must be approved by shareholders of both BIL and BIP separately. For BIP shareholders, the relevant meetings will be held in London on 1 November 2006, commencing immediately after the conclusion of the BIP Annual General Meeting. The relevant meetings of BIL shareholders will be held in Melbourne on 9 November 2006, commencing immediately after the conclusion of the BIL Annual General Meeting.

The Board believes that Unification will:

- allow greater focus on CHEP and Recall – Brambles' businesses with premium growth potential – by eliminating the complexity of the DLC;
- eliminate the historical differential between the share prices of BIL shares on the ASX and BIP shares on the LSE; and
- enhance Brambles' position as a leading company on the ASX.

The proposed Unification is a very positive development for Brambles and I encourage you to read the Information Memorandum carefully and in full when you receive it.

Board renewal and Corporate Governance

Four Non-executive Directors joined the Board during the year – Tony Froggatt, David Gosnell, Carolyn Kay and Luke Mayhew. Graham Kraehe AO was also re-appointed to the Board.

Sir David Lees, Mark Burrows and Roy Brown had intended to retire as Directors at the conclusion of the 2006 Annual General Meetings. To provide continuity of Directors throughout the process of Unification, however, they have agreed that, instead of retiring at the conclusion of the 2006 Annual General Meetings, they will retire with effect from 31 December 2006 – that is, shortly after the proposed Unification.

On behalf of all shareholders, I would like to thank Sir David, Mark and Roy for their outstanding contributions to Brambles over many years and wish them all the very best for the future.

I would also like to thank all the other Board members for their counsel and support during the year.

The new Non-executive Directors have the experience and expertise needed to benefit Brambles' global operations and I welcome their contribution.

These appointments continue the process of Board renewal at Brambles, which is an important part of the corporate governance process. A collective review of the Board as a whole, and of its various sub-committees, is undertaken annually and individual Non-executive Director reviews are undertaken every two years or when Directors offer themselves for re-election.

The Corporate Governance Report on page 44 of this Annual Report outlines the key components of Brambles' governance framework. The strength of our corporate governance principles has been recognised through the inclusion of Brambles as a member of the FTSE ISS Corporate Governance Index Series, which focuses on best corporate governance practice by listed entities.

Focus on CHEP and Recall

our premium growth businesses

Sale of other businesses

proceeds exceeded expectations

Significant benefits for shareholders

delivering above average financial returns

Corporate Social Responsibility

Corporate Social Responsibility is also a critical element in the concept of corporate governance and it is fundamental to the way Brambles does business around the world.

Brambles' Corporate Social Responsibility policies are integrated into the organisation's culture, communicated to all employees and available on the Brambles website for all stakeholders. Details are provided in the Corporate Social Responsibility Report on page 31 of this Annual Report.

Brambles is committed to working safely and applying industry best practice to the health, safety and wellbeing of employees, contractors, suppliers, customers and the communities in which it operates. Our aim is to achieve Zero Harm – which means zero injuries and zero environmental damage.

I am pleased to say that there was a significant improvement in safety across Brambles during the year. Better results were achieved in both of the two key measures of safety – Lost Time Injury Frequency Rate and Lost Time Injury Severity Rate*. The performance in both these categories improved by more than 40% for CHEP, Recall, and Brambles Corporate combined. More detailed information is provided in the CHEP, Recall and Corporate Social Responsibility sections of this report.

There were, however, a number of road traffic fatalities during the year which involved CHEP and Recall vehicles. While these may not have been the fault of our drivers, on behalf of Brambles I extend my sincere condolences to the families and friends of the deceased.

Outlook

A priority over the next few months is to complete the Unification and list the new company, Brambles Limited, on the Australian Stock Exchange with a secondary listing on the London Stock Exchange. Subject to shareholder and court approval, Brambles remains on track to complete this process by early December.

Overall, CHEP is expected to deliver another year of good performance in 2007. CHEP Americas is expected to show robust growth in sales with ongoing operational improvements. CHEP Europe is expected to deliver another strong performance with continued margin expansion and steady sales growth. CHEP Rest of World continues to trade well.

Recall is expected to build on improvements seen in the second half of 2006. Recall North America should benefit from new customer contracts. Recall Europe is expected to perform well. In Asia-Pacific, the integration of AUSDOC continues as planned.

The outlook for Brambles remains positive. We expect to build on the momentum of recent years and in the early part of the current financial year Brambles is performing well. In 2007, we expect further good progress in both CHEP and Recall as well as solid cash generation.



Don Argus AO
Chairman

* Lost Time Injury Frequency Rate (LTIFR) measures the number of injuries that result in an employee being absent from work for one or more whole shifts per million exposure hours. Lost Time Injury Severity Rate (LTISR) measures the number of injury days lost per million exposure hours.

CHIEF EXECUTIVE OFFICER'S REPORT



David Turner
Chief Executive Officer

Our decision to focus on CHEP and Recall will allow us to grow and maximise value for our shareholders.

The excellent results achieved during the 2006 financial year provide a firm foundation for implementing our strategy and building a stronger future for Brambles.

Financial Performance and Our People

The presentation of this year's financial results is divided into two categories:

- continuing operations – that is, CHEP and Recall; and
- discontinued operations – that is, all the other businesses.

The divestment of the discontinued operations was extremely successful, with gross divestment proceeds totalling US$3.6 billion. A profit on sale of US$1,071.6 million has been recognised in the 2006 results, excluding the impact of Cleanaway UK. This sale was announced on 30 June 2006 but, at the date of this annual report, remains subject to competition authority approval.

The highlights of the financial performance (before special items) of our continuing operations, CHEP and Recall, included:

- sales increasing by 8% to US$3,522.1 million;
- comparable operating profit increasing by 29% to US$771.3 million; and
- profit after tax increasing by 40% to US$430.1 million.

These excellent results were achieved through rigorous, value-based management, strong operational discipline and tight control over capital. We have a philosophy of continuous improvement in all areas of our business – be it in customer service or operational performance.

The use of Brambles Value Added (BVA) continues to be a significant factor. BVA applies a common performance metric across the Group to ensure that each business is focused on creating value for shareholders. It is calculated by deducting a 12% pre-tax cost of capital charge from comparable operating profit. This means each business must incorporate the true cost of the capital it employs in decision-making. BVA is also used to align executive remuneration with shareholder returns.

Allied with our processes to improve both sales and operating performance, we are continuing to look at ways to innovate in terms of product and service offering, both in CHEP and Recall.

In CHEP we have, through the medium of global councils, created an environment in which best practice is shared across CHEP operations around the world. We are also entering new markets and are now setting up an operation in China which, over the years, we hope will be very profitable for Brambles.

For the continuing operations of CHEP and Recall, BVA was US$347 million this financial year, US$168 million more than last year.

Brambles also uses other tools, such as Six Sigma, to define and measure process improvement, be it in on-time delivery for our customers or improved operational efficiency.

In late 2005, we brought together all our business improvement programmes (including BVA, Six Sigma and Lean Manufacturing) under one umbrella: *Impact – implement through action*. This programme will enable us to achieve our business improvement goals by using a common and consistent methodology to drive continuous improvement while always seeking to meet or exceed our customers' expectations.

Notes:
All comparative trading measures referred to are in constant currency. The Directors believe constant currency comparisons to be relevant measures of business performance. Constant currency and comparable operating profit are defined on page 171.

CHIEF EXECUTIVE OFFICER'S REPORT CONTINUED

We can never be complacent. As we seek to grow the business, we know that there are always opportunities to improve productivity, processes and performance. The Impact team, which is small, will work to ensure that improvement methodologies are firmly and widely embedded across both CHEP and Recall. They will help improve all aspects of our business, drive BVA and lift customer satisfaction.

In all respects, it is clear the excellence of our people is key to driving our performance. I would like to thank my management team and all our people, for their support and commitment during a year of major change.

A large number of people have also left Brambles during the year as a part of the business divestment programme. It is extremely difficult to single out individuals in such circumstances. All contributed to the improving performances of the businesses being sold and therefore to the values realised for our shareholders. However, I would like to mention three long-serving executives.

Mark Luby left Brambles in June 2006 after 29 years' service. He held senior management positions in all Brambles' major businesses, including President of CHEP Europe from 2002 to 2005. He was key to CHEP Europe's turnaround and operational improvement during these years and for putting in place systems that provide the foundations for the business to continue to improve.

Jean-Louis Laurent left Brambles in August 2006 after 16 years' service in various senior management roles. He joined Brambles in 1990 as Executive Director, Brambles Europe and from August 2004 was responsible for Cleanaway's UK and Asia-Pacific operations, Brambles Industrial Services and the Regional Businesses.

Also, Chris Berkefeld left Brambles after successfully leading the team managing Cleanaway and Industrial Services Australia. Chris was with Brambles for 22 years.

I would like to thank Mark, Jean-Louis and Chris for their outstanding contributions to Brambles.

Review of Operations

CHEP

CHEP performed very strongly in all regions. Sales increased by 8% and comparable operating profit was up by 32%.

The results achieved by CHEP Americas were excellent, with a 59% increase in comparable operating profit. In the USA, CHEP continued to benefit from significant operational efficiencies and increased market penetration. Latin America is performing very well with sales growth for the full year exceeding 25%.

Europe increased comparable operating profit by 20%, benefiting from restructuring and pricing initiatives aimed at aligning the customer's use of pallets and the cost for CHEP to serve them. The change to this activity based pricing is now complete and there have been no major customer losses during the process – an outcome that is a great credit to our management team.

There was a solid improvement in CHEP's businesses in the rest of the world (principally Australia, New Zealand and South Africa), with sales up 9% and comparable operating profit up 12%.

Across CHEP, increased customer satisfaction with our services is a key priority.

Recall

Recall made a significant investment in increasing information centre capacity during the first half of the year and also implemented initiatives to establish global sales processes and enhanced customer service. Our objective is to improve customer satisfaction and sales through increased focus and rigour. This is evidenced by an improvement in sales growth in the second half of the year.

AUSDOC, a Melbourne-based information management business, was acquired in December 2005. Organic sales growth, excluding the impact of AUSDOC, was 5%.

Comparable operating profit was up 15% due to the contribution from AUSDOC, a good performance in Europe and improved results in North America.

Notes:
All comparative trading measures referred to are in constant currency. The Directors believe constant currency comparisons to be relevant measures of business performance. Constant currency and comparable operating profit are defined on page 171.

Excellent Results

Rigorous management, strong discipline and firm control

Continuing Improvement

All programmes brought under one umbrella to ensure common and consistent methodology

Our People and Communities

Our people drive our performance and support the communities in which we operate

Discontinued Operations

During the year, Brambles sold Cleanaway Germany, Cleanaway UK, Cleanaway Australia and New Zealand, Brambles Industrial Services Northern Hemisphere, Industrial Services Australia and the Regional Businesses for US$3.6 billion. At the date of this annual report, the sale of Cleanaway UK was still subject to competition authority approval.

The proceeds were higher than anticipated, due to both improved operating performances and strong market conditions. I am very grateful to all of our people in these businesses for their invaluable contribution to the success of the divestment process.

Brambles and Communities

Our businesses and our people are part of their local communities. For example, we benefit local communities by creating employment directly and indirectly, providing high quality support services that assist customers to grow their businesses. At the same time, protection of the environment and sustainability of the activities of Brambles and our customers are fundamental to the way we do business.

We also provide financial and other forms of support to a broad range of charitable and community organisations around the world. The Brambles Community Reach programme provided A$600,000 (US$446,000) in grants to 43 organisations during the year – all of which have a close connection with our people through, for example, voluntary service. Preference was given to causes that benefit health, the environment or safety. The recipients included an American association that provides services for abused children, a group restoring and managing a nature reserve in England and the Sydney Breast Cancer Foundation.

Brambles became a Corporate Friend of Clean Up The World in 2005, an organisation that mobilises 35 million people in more than 100 countries each year "to clean up, fix up and conserve their environment".

Our businesses also contribute individually to their communities – often in outstanding ways. CHEP received the 2005 Logistics Donor of the Year award from America's Second Harvest, the largest charitable hunger-relief organisation in the USA, in recognition of its relief efforts following the devastating impact of Hurricane Katrina. CHEP waived over US$100,000 in fees on loads of disaster relief that were shipped to various locations by America's Second Harvest.

I mentioned earlier that it is the excellence of our people that drives our financial performance. Similarly, I am very proud of the qualities shown by our people as they support their local communities.

Our goal remains to maximise in a sustainable way the benefits of Brambles for our shareholders, our customers, our people and the environment in which we live.

I believe we have, in our people, the commitment and drive to achieve these objectives while improving our customer service and growing the business.



David Turner
Chief Executive Officer

EXECUTIVE COMMITTEE















01 **David Turner**
Chief Executive Officer

02 **Michael Ihlein**
Chief Financial Officer

03 **Tom Brown**
Senior Vice President – Human Resources

04 **Paul Martinez**
Senior Vice President – Strategy and Information Technology

05 **David Mezzanotte**
Chief Operating Officer, CHEP

06 **Al Trujillo**
President and Chief Executive Officer, Recall

07 **Craig van der Laan de Vries**
Senior Vice President – Legal and Mergers & Acquisitions

David Turner
Chief Executive Officer

Joined Brambles in 2001 as Chief Financial Officer, on the formation of the DLC, and became Chief Executive Officer in October 2003. He has been a Director of Brambles since 2001. Previously, he was Finance Director of GKN plc, which he joined in 1993. Prior to GKN plc, he was Finance Director of the food group Booker plc and has worked for Mobil Oil and Touche Ross. He was a non-executive director of Whitbread plc until 2 March 2006. He was appointed a non-executive director of Commonwealth Bank of Australia Limited on 1 August 2006. He is a Fellow of The Institute of Chartered Accountants in England and Wales. Age 61.

Michael Ihlein
Chief Financial Officer

Joined Brambles as Chief Financial Officer in March 2004, following a long career with Coca-Cola Amatil Limited (and related companies), where he was Chief Financial Officer (1997–2004), Managing Director of Coca-Cola Amatil, Poland (1995–97) and had previously held a number of senior business development and treasury roles within that company. He has been a Director of Brambles since March 2004 and he is also a director of Financial Executives International of Australia, an Associate Member of the Australian Institute of Company Directors and a CPA Australia. He holds a Bachelor of Business Studies (Accounting) from the University of Technology, Sydney. Age 51.

Tom Brown
Senior Vice President – Human Resources

Joined Brambles in November 2003. Prior to joining Brambles, he was the Group Human Resources Director for Allied Domecq plc, based in the UK. Previously, Mr Brown spent six years with BHP in Melbourne, Australia, first as head of Human Resources for BHP Petroleum and then as head of the Human Resources function for BHP as a whole. He was a member of the team responsible for the merger and integration of BHP Billiton. His earlier career was spent in a variety of human resources roles with Mobil Corporation, in Europe, Africa and the USA. He holds a Master of Arts degree (French) from Aberdeen University. Age 52.

Paul Martinez
Senior Vice President – Strategy and Information Technology

Joined Brambles in 1999 as Chief Information Officer from Andersen Consulting (now Accenture) where he was a partner for five years, based in Australia. With the creation of the Brambles DLC in August 2001, Mr Martinez was appointed to his current position, with responsibility for corporate strategy and group information technology. Previously, he worked with Ernst and Whinney in Asia. He holds a Bachelor of Arts, Economics and Mathematics from Claremont McKenna College, California. Age 46.

David Mezzanotte
Chief Operating Officer, CHEP

Joined Brambles in 2001 as Senior Vice President, Sales with CHEP USA, and was appointed to his current role in September 2005. Prior to this, he was President, CHEP Americas; President, CHEP USA; and President of CHEP's Container Business. Before joining CHEP, Mr Mezzanotte held senior positions with Honeywell, Allied Signal and DuPont. He holds a Bachelor, Masters and PhD in Metallurgical Engineering and Material Science from the University of Notre Dame. Age 51.

Al Trujillo
President and Chief Executive Officer, Recall

Joined Brambles in 1996 and was appointed to his current role in 2002. Previous roles with the group have included: President, Recall Americas; Group General Manager, Recall Australasia; and President and General Manager of Brambles Atlantic Waste Disposal in the USA. He has also worked as a Vice President of CyanoKEM, a US subsidiary of RWE Germany, and as a project engineer for Lockheed Missiles and Space Co. He is a Director of US-based furniture retailer Havertys, an NYSE listed public company. Mr Trujillo holds a Bachelor of Science in Aerospace Engineering from the Georgia Institute of Technology, where he serves on the engineering school advisory board, and a Master of Science in Mechanical Engineering and a Masters in Business Administration from Stanford University. Age 46.

Craig van der Laan de Vries
Senior Vice President – Legal and Mergers & Acquisitions

Joined Brambles in 2001. Prior to joining Brambles, was a General Counsel to, and Company Secretary of, the Westfield Group. Previously Corporate Solicitor for Australian National Industries and a solicitor with Mallesons Stephen Jaques. He holds degrees in Law (LLB (Hons)) and Arts (BA) from the University of Sydney and is a Solicitor of the Supreme Court of New South Wales. Age 41.

Mark Luby and Jean-Louis Laurent
Two members of the Executive Committee – Mark Luby (Senior Vice President – Business Development) and Jean-Louis Laurent (President, Brambles Industrial Services and Cleanaway UK and Asia-Pacific) – left Brambles in 2006. Mark Luby left in June after 29 years' service and Jean-Louis Laurent left in August after 16 years' service.


CHEP
CHEP pallets
Handling the world's most important products. Everyday.
CHEP

CHEP's customers include some of the world's leading companies in the Fast Moving Consumer Goods (FMCG) sector, including Heinz, Coca-Cola, Nestlé, Kellogg's, Kraft, and Procter & Gamble.





■ CHEP global locations

CHEP is the global leader in pallet and container pooling services, its 7,700 people supporting more than 300,000 customer locations in 44 countries. CHEP issues, collects, repairs and re-issues more than 280 million pallets and containers from its global network of 440 service centres to assist manufacturers, distributors and retailers to transport their products safely and efficiently.



Europe: Reusable Plastic Containers reduce product damage, increase load stability and provide an efficient loading and unloading solution for CHEP customers.


CHEP

Americas: Perfect Plants, like this one in Florida, combine knowledge and best practices from CHEP service centres around the world and are projected to deliver US$100 million in productivity savings over the next five years.



Australia: CHEP's reusable automotive crates provide Ford with a more efficient supply chain by improving ergonomics and eliminating waste while also protecting parts in transit.

CHEP performed well in all regions during the year and the highlights of its financial performance included:

- sales of US$3.0 billion, up 8%;
- comparable operating profit[1] of US$703.8 million, up 32%; and
- return on capital invested of 25%, up from 18% last year.

The growth in sales was due to existing customers growing their businesses, existing customers awarding CHEP new business and the CHEP sales force winning new customers.

At the same time, greater operational efficiency and improved asset control led to lower costs.

Overall customer satisfaction, which is measured and monitored on an annual basis, also improved when compared with the previous year.

In September 2005, Dave Mezzanotte was appointed Chief Operating Officer of CHEP with responsibility for all operational activities around the world. He was previously President of CHEP Americas. Mr Mezzanotte has retained responsibility for CHEP USA, while each of CHEP's principal regions – Europe, Asia-Pacific, Africa, Canada and Latin America – report to him.

Mr Mezzanotte also sponsors the nine global councils that bring together CHEP leaders from around the world to identify and leverage best practices, align policies and procedures and share resources for the maximum benefit of CHEP and its customers.

These global councils are important vehicles for standardisation that drive continuous improvement across the globe. Improvement ideas are created by council members or identified through the sharing of best practices. The Zero Harm Council, for example, is focused on driving step change improvements in safety performance. This year, the Zero Harm Council created and launched a new measurement and global audit process to enhance results. Similarly, the Logistics Council was able to identify a best practice network optimisation process in CHEP Europe that was launched across the globe.

CHEP Americas

CHEP Americas – which includes the USA, Canada, Mexico, Brazil, Chile and Argentina – delivered a particularly strong performance driven by robust sales growth and further improvements in operational efficiencies.

CHEP Americas is managed as three operating units – the USA, Canada and Latin America. The USA contributed 80% of sales, Canada 10% and Latin America 10%.

Total sales for CHEP Americas increased by 10% to US$1,326.2 million, representing 45% of total CHEP sales. The main drivers of this sales growth were organic growth with existing customers and the addition of more than 1,200 new customers across the region.

Comparable operating profit rose by 56% to US$324.9 million as the increased sales were complemented by greater efficiency and lower costs.

Outside the USA, CHEP Canada continued to increase sales at double digit rates in a mature market while CHEP Latin America is achieving a growth rate of more than 25% per year.

CHEP Europe

CHEP Europe sales grew by 6% to US$1,252.7 million and comparable operating profit rose by 20% to US$263.6 million.

Completing the implementation of activity-based pricing and enhancing customer relationships were major focus areas for CHEP Europe. Activity-based pricing is critical to profitable growth in Europe because it aligns pricing more appropriately with the way customers use CHEP pallets. This closer link with customer activity results in improved asset control and therefore reduced capital expenditure, as well as increased margins and cash flow for CHEP.

The move to activity-based pricing in Europe has now been completed. Customer surveys confirmed improvements in customer satisfaction across the business.

In addition, a range of initiatives has resulted in improved asset management as evidenced by a higher control ratio in Europe (the number of pallet returns divided by the number of issues).

Notes:
All comparative trading measures referred to are in constant currency. The Directors believe constant currency comparisons to be relevant measures of business performance. Constant currency and comparable operating profit are defined on page 171.

[1] There was no difference between comparable and statutory operating profits in each of the 2006 and 2005 financial years.


SALES BY SERVICE
2,956
2,763
2,440
2,048
1,747
85%
86%
87%
86%
87%
US$ millions
2002
2003
2004
2005
2006
Other
Automotive
RPC
Pallets


SALES BY REGION
2,956
2,763
2,440
2,048
1,747
13%
45%
42%
US$ millions
2002
2003
2004
2005
2006
Rest of World
Americas
Europe

CHEP Rest of World

CHEP's operations in Australia, New Zealand, South East Asia and South Africa continued to trade well, with sales increasing by 9% to US$377.5 million and comparable operating profit rising by 12% to US$115.3 million.

Double digit container revenue growth contributed to the sales improvement while Perfect Trip projects continue to drive cost reduction and improvements in overall customer satisfaction.

CHEP is committed to servicing its customers globally and is in the process of establishing operations in China.

Perfect Trip and Perfect Plants

A major reason for CHEP's improved performance in recent years is the implementation of the Perfect Trip programme across all its operations. Perfect Trip drives a culture of continuous improvement by employing Six Sigma methodology – that is, using facts, data and statistical analysis to improve and reinvent business processes – in order to grow sales, reduce costs and improve quality and customer satisfaction.

Perfect Trip has been, for example, a crucial contributor to CHEP USA improving its customer satisfaction rating for four years in a row. In addition, costs have been improved through lumber logistics optimisation and trailer dwell time projects.

During the year, CHEP made significant progress with its Perfect Plant initiative. A Perfect Plant combines knowledge and best practices from CHEP service centres around the world, as well as Six Sigma and Lean Manufacturing methodologies. A Perfect Plant is a world-class site that achieves a "perfect" score on the key competencies required for operational excellence, that is: operational cost; pallet quality; on-time delivery; plant stock; and Zero Harm (safety and the environment).

The design and layout of a Perfect Plant optimises the use of floor space, the flow of work and the number of movements during the inspection process (which also delivers benefits for workplace safety).

Development of new technology, for example digital inspection of pallets, means that there are always new opportunities for continuous improvement in cost and quality. The Perfect Plant will evolve as CHEP continues to invest in new process technology.

There are now 11 Perfect Plants operating in seven countries and CHEP plans to open 17 Perfect Plants, including three in additional countries, in the 2007 financial year. Over the next five years, US$100 million in productivity savings is projected through Perfect Plant implementation.

Safety and the Environment

CHEP tracks, reports and reviews safety performance as part of its normal business and CHEP is committed to achieving Zero Harm.

This year, global safety initiatives resulted in a 53% reduction in the Lost Time Injury Severity Rate compared to last year and a 38% reduction in the Lost Time Injury Frequency Rate.

Sustainability and protection of the environment are fundamental to the way CHEP does business. Globally, it is estimated that the CHEP pallet pooling system – which re-uses and recycles pallets – reduces the use of wood by the equivalent of 16 million trees each year. In the USA alone, the CHEP pallet pool is estimated to reduce landfill waste by seven million tonnes each year.

CHEP's pool of Reusable Plastic Containers reduce waste because they are reused instead of many thousands of tonnes of expendable cardboard packaging.

CHEP also ensures that scrap pallets and containers are recycled for animal bedding, mulch or fuel. During the year, CHEP received Hazard Analysis and Critical Control Point (HACCP) accreditation (for food safety) at two further sites in Australia, and installed water recycling plants at those facilities.

CHEP Asia-Pacific received the Environmental Excellence in Logistics and Supply Chain Award from the Logistics Association of Australia, in recognition of the development of returnable packaging associated with the production of GM Holden's HFV6 engine. CHEP has reduced energy use and greenhouse gas emissions by reconfiguring its service centres in the USA and Europe to shorten transport distances. CHEP continues to seek ways to optimise its pallet flow logistics.

CHEP has a policy of supporting the replenishment of natural resources by sourcing timber from plantations and State-managed forests. CHEP has also taken steps to assure itself of the origin and quality of its timber by implementing an audit programme in its timber supply chain.


Recall: mega-centre
Investing in world class information management solutions.

The new, purpose-built, 24 metre high mega-centre in Greystanes, Sydney, has capacity for over four million cartons in "stage one" of its development and is the largest single investment in an information centre made by Recall anywhere in the world.

recall™

Your Information. Securely Managed.



■ Recall global locations

Recall is a global leader in the management of information through its life cycle. Recall operates at nearly 300 facilities in 22 countries, providing secure storage and destruction of digital and physical documents through three service lines: Document Management Solutions; Secure Destruction Services; and Data Protection Services. Approximately 4,500 Recall team members service almost 80,000 customers worldwide.



Madrid, Spain: This DMS mega-centre has the capacity to store three million cartons and is equipped with the latest fire and security measures.



Singapore: Recall, in a joint venture partnership with CISCO, operates the world's tallest information centre – its two 45 metre towers can store approximately 2.5 million cartons.



Östersund, Sweden: Here, a tremendous volume of unsorted (and often highly confidential) material is "intelligently captured" and indexed in an organised format.

Recall achieved a solid increase on last year's results and the highlights of its financial performance included:

- sales of US$565.7 million, up 10%;
- comparable operating profit[1] of US$97.5 million, up 15%; and
- return on capital invested of 13%.

Recall acquired AUSDOC, an Australia-based information business, for US$191 million in December 2005. Organic sales growth, excluding the impact of AUSDOC, was 5%.

Recall offers businesses worldwide three lines of service:

- Document Management Solutions (DMS) – secure indexing, storage, image capture and retrieval of physical and digital documents;
- Secure Destruction Services (SDS) – confidential destruction of sensitive documents, other media and items of high intrinsic value; and
- Data Protection Services (DPS) – secure off-site storage, rotation, protection and recovery of computer back-up data.

Americas

Recall North America improved its performance in the second half of the year after a relatively weak first six months. There was a significant increase in sales resources during the first half of the year, the benefits of which are now being realised.

Management continued to implement a strategy of sensibly adding to the existing service footprint by making "bolt on" acquisitions that match customer needs. Six businesses were acquired during the year resulting, for example, in the expansion of DMS operations in Seattle, Orlando and Nashville.

The continued improvement in the region's path to Zero Harm was extremely pleasing, with North America exceeding its safety goals – there was a 48% improvement in the Lost Time Injury Frequency Rate and a 14% improvement in the Lost Time Injury Severity Rate.

The North America business was restructured in October 2005, with a model that creates greater local accountability within the proven framework of Standard Operating Procedures. There are now six regions within North America, supported by 25 general managers who drive profitability at the local level and provide very strong accountability for operations and sales. A business development group, supported by key account and internal sales teams, is wholly focused on leveraging Recall's national service network to increase organic growth and secure new customers in key markets.

The new structure was designed to focus the business on sales. New activity-based sales metrics have been successfully introduced and the results in the second half of the year were very promising.

Similarly, a range of process improvement activities have been implemented, using Six Sigma methodology. Five Six Sigma Black Belts provide leadership and direction across the region to ensure continued success in this area.

In South America, Recall Brazil continued to grow, opening an additional mega-centre to meet demand for carton storage in the Sao Paulo metropolitan area. The new facility can store one million standard document cartons on six racking floors and is protected by state-of-the-art fire detection and suppression, and security systems. The new mega-centre brings the total number of information centres in the Sao Paulo metropolitan area to 16 and the country's total to 27.

During the year, Recall Brazil also opened a new facility in the historic city of Salvador, expanded facilities in the Belo Horizonte metropolitan area and finalised plans for a new centre in Brasilia, the country's capital, which is due to be opened in late 2006. Recall Brazil currently manages more than seven million cartons and leads the information management industry.

Europe

Europe performed strongly again this year, with a considerable lift in profit driven by good performances in the major DMS markets of the region – Spain, France and the United Kingdom – as well as double digit revenue growth in Scandinavia and Germany.

Increased operational efficiency contributed to further improvements in returns.

Recall Europe is continuing to invest in markets with high potential for growth and profitability. One example of this is Spain where the company recently strengthened its position by agreeing to buy the remaining share of the joint

Notes:
All comparative trading measures referred to are in constant currency. The Directors believe constant currency comparisons to be relevant measures of business performance. Constant currency and comparable operating profit are defined on page 171.

[1] The definition of comparable operating profit and a reconciliation to the statutory operating profit of US$72.8 million are shown on page 101.


SALES BY SERVICE
566
512
453
388
315
16%
28%
56%
14%
29%
57%
12%
28%
60%
12%
26%
62%
11%
24%
65%
US$ millions
2002
2003
2004
2005
2006
Data Protection Services
Secure Destruction Services
Document Management Solutions


SALES BY REGION
566
512
453
388
315
2%
17%
61%
20%
2%
17%
55%
26%
2%
18%
52%
28%
2%
18%
50%
30%
3%
22%
49%
26%
US$ millions
2002
2003
2004
2005
2006
Rest of World
Australia/NZ
Americas
Europe

venture partnership with GADSA not already owned. The acquisition gives Recall a strong position in all the major markets in Spain.

Recall's commitment to Europe is epitomised by the investments it is making in new facilities across the region. The latest example is a state-of-the-art mega-centre in Hamburg which was officially opened in June 2006. This market is expected to grow substantially in the future as it catches up with the rest of Europe in terms of outsourcing document management. The strategy has made a very promising start, as Germany achieved the highest growth of all European DMS markets in the 2006 financial year.

The Italian business was sold in June 2006. Recall's business in Italy was not expected to meet Recall's and Brambles' standards for growth and profitability as a result of negative trends in market conditions. The divestment does not affect Recall's operations outside Italy where market conditions are significantly different.

Rest of World

Recall again improved its performance in Australia, New Zealand and South East Asia with increased sales and profits.

A major development for the region was the purchase in December 2005 of AUSDOC, the Melbourne-based information management business, for US$191 million.

This acquisition had been a strategic objective for some years because AUSDOC was a high quality business with similar business profiles to Recall, complementary customer bases and similar operating styles and systems. AUSDOC operated in all major regions in Australia, as well as selected markets in Canada and Indonesia.

The purchase of AUSDOC underpins the overall strategy for Recall, as it has further developed the information management business in Australia while delivering significant synergies.

Another highlight for the region was the completion of a new, purpose-built, 24 metre high mega-centre in Greystanes, Sydney. This is the largest information centre in Australasia, with capacity for over four million cartons in "stage one" of its development.

The Greystanes mega-centre is the largest single investment in an information centre made by Recall anywhere in the world. The facility is equipped with the most sophisticated storage and retrieval infrastructure and is protected by advanced security, fire detection and response systems.

The completion of the Greystanes facility follows the opening of a new mega-centre in Auckland in May 2005.

These two substantial investments reflect confidence in the Australasian businesses and Recall's commitment to seek appropriate opportunities for growth.

Recall's joint venture with CISCO in Singapore continues to perform strongly.

Perfect Order

A Perfect Order is one that is delivered on time, completely and in accordance with Recall's Standard Operating Procedures. The Perfect Order programme was introduced three years ago to provide both customers and Recall employees with objective measurements of performance – and it has been extremely successful. Perfect Order facilitates continuous service improvement by providing visibility of obstacles that may affect the successful execution of an order and the adjustments that are required.

Today, Perfect Order is a global standard that provides all Recall customers with a consistent level of service quality at any of their locations worldwide – whether Sao Paolo, Singapore or Sydney. A recent global customer satisfaction survey revealed high satisfaction with the security and reliability of Recall's operations. These are both critical components of Perfect Order and a clear competitive advantage in the industry.

Safety and the Environment

Recall is committed to achieving Zero Harm and continued to achieve substantial improvements in its Lost Time Injury Frequency Rate and Lost Time Injury Severity Rate of 59% and 37% respectively.

Recall assists its customers in reducing the use of materials by providing efficient document archival and retrieval solutions. Recall also collects, shreds and sends for recycling about 200,000 tonnes of paper each year – the equivalent of three million trees.

BOARD OF DIRECTORS


01


02


03


04


05


06


07


08

Don Argus AO
Non-executive Chairman

Chairman of the **Nominations Committee**.

Chairman of Brambles since the formation of the DLC in August 2001. Before that, he had been a Director of BIL since May 1999 and Chairman of that company since September 1999. He has more than 40 years' experience in banking, including nine years as Managing Director and Chief Executive Officer of National Australia Bank Limited. Mr Argus is Chairman of BHP Billiton Limited and BHP Billiton plc, and is a director of Australian Foundation Investment Company Limited. He is a member of the International Advisory Council of Allianz Aktiengesellschaft and a member of the International Advisory Committee to the NYSE Board of Directors. He is a Senior Fellow of Financial Services Institute of Australasia (Finsia) and a Fellow of CPA Australia. He is an Alumni of the Harvard University Advanced Management Programme, and has honorary degrees from Monash University (Doctor of Laws) and Griffith University (Doctor of the University). He was appointed an Officer of the Order of Australia in 1998. In 2003, Mr Argus was awarded the Australian Centenary Medal for services to Australian society through business. Age 68.

David Turner
Chief Executive Officer

Chairman of the **Executive Committee**.

Joined Brambles in 2001 as Chief Financial Officer, on the formation of the DLC, and became Chief Executive Officer in October 2003. He has been a Director of Brambles since 2001. Previously, he was Finance Director of GKN plc, which he joined in 1993. Prior to GKN plc, he was Finance Director of the food group Booker plc and has worked for Mobil Oil and Touche Ross. He was a non-executive director of Whitbread plc until 2 March 2006. He was appointed a non-executive director of Commonwealth Bank of Australia Limited on 1 August 2006. He is a Fellow of The Institute of Chartered Accountants in England and Wales. Age 61.

Roy Brown
Non-executive Director

Member of the **Audit Committee**.

A Director of Brambles since the formation of the DLC in August 2001. He is Chairman of GKN plc, Deputy Chairman of HMV Group plc, and a non-executive director of British United Provident Association (BUPA) and of Lloyds Franchise Board. He is a former executive director of Unilever PLC and Unilever NV. He has a Bachelor of Science degree in Mechanical Engineering from University College, London and a Master of Business Administration degree from Harvard Business School. He is a member of the CBI International Advisory Board, Fellow of the Institute of Mechanical Engineers and a Fellow of the Institute of Electrical Engineers. Age 59.

Mark Burrows
Non-executive Joint Deputy Chairman

Member of the **Nominations Committee** and the **Remuneration Committee**.

A Director of Brambles since the formation of the DLC in August 2001. Before that, he had been a Director of BIL since April 1987 and was Chairman from September 1997 to September 1999. Mr Burrows, an investment banker, chaired the Companies and Securities Advisory Committee from 1989 to 1994 and was one of the principal participants in the creation of the Australian Securities Commission (as the Australian Securities & Investments Commission then was). He is a director of Lazard LLC, London, Chairman of Lazard Australia Pty Limited, a director of Burns, Philp & Company Limited, a director of Carter Holt Harvey, and Deputy Chairman of John Fairfax Holdings Limited. He has Bachelor of Arts and Bachelor of Laws degrees from The University of Sydney and is an Associate Member of the Securities Institute of Australia. Age 62.


09




11


12


13


14

01 Don Argus AO
Non-executive Chairman

02 David Turner
Chief Executive Officer

03 Roy Brown
Non-executive Director

04 Mark Burrows
Non-executive Joint Deputy Chairman

05 Tony Froggatt
Non-executive Director

06 David Gosnell
Non-executive Director

07 Hans-Olaf Henkel
Non-executive Director

08 Michael Ihlein
Chief Financial Officer

09 Stephen Johns
Non-executive Director

10 Carolyn Kay
Non-executive Director

11 Graham Kraehe AO
Non-executive Director

12 Sir David Lees
Non-executive Joint Deputy Chairman

13 Luke Mayhew
Non-executive Director

14 Jacques (Jac) Nasser AO
Non-executive Director

Tony Froggatt
Non-executive Director

A Director of Brambles since 1 June 2006, Mr Froggatt has been Chief Executive of Scottish & Newcastle plc since May 2003. He began his career with the Gillette Company and has held a wide range of sales, marketing and general management positions in many countries with major consumer goods companies including HJ Heinz, Diageo and Seagram.
Mr Froggatt holds a Bachelor of Law degree from Queen Mary College, London and an MBA from Columbia Business School, New York. Age 58.

David Gosnell
Non-executive Director

A Director of Brambles since 1 June 2006, Mr Gosnell is Managing Director of Global Supply and Procurement for Diageo plc. He leads a global team of 9,000 people across manufacturing, logistics and technical operations as well as managing Diageo's multi-billion dollar procurement budget. Prior to joining Diageo, Mr Gosnell spent 20 years at HJ Heinz where he served on the UK board and held various European operational positions. He holds a Bachelor of Science degree in Electrical and Electronic Engineering from Middlesex University, England. Age 49.

Hans-Olaf Henkel
Non-executive Director

Appointed a Director of Brambles in January 2005. He had a long and distinguished career with IBM, holding various executive positions in Germany, the US and Asia, as well as at IBM's European headquarters in Paris. He was appointed President of IBM Germany in January 1987 and as Chairman and Chief Executive Officer of IBM Europe, Middle East and Africa in 1993. Mr Henkel, who is based in Germany, was President of the Federation of German Industries from 1995 to 2000, and has been President of the Leibniz Association from July 2001 to December 2005. He is a member of the Supervisory Boards of Bayer AG, Continental AG, DaimlerChrysler Aerospace AG, SMS AG, Ringier AG and Orange SA. He is a member of Amnesty International. Since 2000, he has been Professor of Economics at the University of Mannheim. Age 66.

Michael Ihlein
Chief Financial Officer

Member of the **Executive Committee.**

Joined Brambles as Chief Financial Officer in March 2004, following a long career with Coca-Cola Amatil Limited (and related companies), where he was Chief Financial Officer (1997–2004), Managing Director of Coca-Cola Amatil, Poland (1995–97) and had previously held a number of senior business development and treasury roles within that company. He has been a Director of Brambles since March 2004 and he is also a director of Financial Executives International of Australia, an Associate Member of the Australian Institute of Company Directors and a CPA Australia. He holds a Bachelor of Business Studies (Accounting) from the University of Technology, Sydney. Age 51.

BOARD OF DIRECTORS CONTINUED

Stephen Johns
Non-executive Director

Chairman of the **Audit Committee**.

A Director of Brambles since August 2004. He had a long executive career with Westfield where he held a number of positions including that of Finance Director from 1985 to 2002. He was appointed Executive Director of Westfield Holdings Limited and the Westfield Trust in 1985, and Westfield America Trust on its listing in 1996. He became a non-executive director of the three Westfield boards in October 2003. Mr Johns is currently a non-executive director of the Westfield Group, which resulted from the merger of the three listed entities in July 2004, and has an ongoing advisory role with respect to the financial affairs of the group. He is Chairman of Spark Infrastructure Group, which was listed on the ASX in December 2005. He is also a member of the Council of Governors of Ascham School, a director of Ascham Foundation Limited and a director of Sydney Symphony Orchestra Holdings Pty Limited. He has a Bachelor of Economics degree from the University of Sydney and is a Fellow of the Institute of Chartered Accountants in Australia. Age 59.

Carolyn Kay
Non-executive Director

A Director of Brambles since 1 June 2006, Ms Kay is a director of Commonwealth Bank of Australia Limited, the Starlight Foundation and Symbion Health Limited and an External Board Member of Allens Arthur Robinson. She holds Bachelor Degrees in Law and Arts from the University of Melbourne and a Graduate Diploma in Management from the AGSM. Ms Kay has had extensive experience in international finance – at Morgan Stanley in London and Melbourne, JP Morgan in New York and Melbourne and Linklaters & Paines in London. She is a Fellow of the Australian Institute of Company Directors and was awarded a Centenary Medal for services to Australian society in business leadership. Age 44.

Graham Kraehe AO
Non-executive Director

Member of the **Audit Committee**.

Graham Kraehe rejoined the Board in December 2005. He is currently Chairman of Bluescope Steel Limited and a director of Djerriwarrh Investments Limited and the Innovation Economy Advisory Board of Victoria. Mr Kraehe was a Non-executive Director of Brambles from the formation of the DLC in August 2001 until March 2004, when he retired due to his commitments as Chairman of National Australia Bank Limited. He was a Director of BIL from December 2000 until the formation of the DLC. Mr Kraehe has spent 28 years in Chief Executive roles in diversified industrial companies covering the wine, packaging, appliance and automotive component industries. From 1994 until his retirement in February 2001, he was Managing Director and Chief Executive Officer of Southcorp Limited. He was a director of the National Australia Bank Limited from 1997, and Chairman from February 2004, until September 2005 and a non-executive director of News Corporation from January 2001 until April 2004. Mr Kraehe has a Bachelor of Economics degree from Adelaide University. He was appointed an Officer of the Order of Australia in 2003. Age 63.

Sir David Lees
Non-executive Joint Deputy Chairman

Member of the **Nominations Committee** and **Audit Committee**.

A Director of Brambles since the formation of the DLC in August 2001. He joined GKN plc in 1970 as an accountant and became Group Finance Director in 1982. He was appointed Group Managing Director in 1987, and Chairman and Chief Executive in 1988 before becoming Non-executive Chairman in 1997 until his retirement in May 2004. He is a member of the UK Panel on Takeovers and Mergers and Chairman of the Governing Body of Shrewsbury School. He is the non-executive Chairman of Tate & Lyle plc, a non-executive director of Royal Opera House, Covent Garden and was a former member of the Court of the Bank of England. He is a non-executive director and Deputy Chairman of QinetiQ Group plc and QinetiQ Holdings Limited. He holds the Officer's Cross of the Order of Merit of the German Federal Republic and is a Fellow of The Institute of Chartered Accountants in England and Wales. Age 69.

Luke Mayhew
Non-executive Director

Chairman of the **Remuneration Committee**.

Appointed a Director of Brambles in August 2005. He is a non-executive director of WH Smith plc and Chairman of Pets at Home Group. He was Managing Director of John Lewis, the UK's leading department store business, from 2000 to 2004 and Director of Research and Expansion at John Lewis Partnership plc, which also includes the Waitrose supermarket operation, from 1992 to 2000. He previously held senior positions at Thomas Cook and British Airways and was Chief Executive of Shandwick's European business. He has a Bachelor of Arts (Honours) degree from Oxford University and a Master of Economics degree from the University of London. Age 53.

Jacques (Jac) Nasser AO
Non-executive Director

Member of the **Remuneration Committee** and the **Nominations Committee**.

A Director of Brambles since March 2004. He is a Senior Partner of One Equity Partners; a director of BHP Billiton Limited and BHP Billiton plc, British Sky Broadcasting Group plc and Quintiles Transnational Corporation; and is a member of the International Advisory Board of Allianz AG. Mr Nasser served as a member of the Board of Directors, and as President and Chief Executive Officer of Ford Motor Company from 1998–2001 and as Chairman of Polaroid from 2002 through early 2005. His 33-year career with Ford took him through a variety of assignments including senior leadership positions in Europe, Australia, Asia and South America. Mr Nasser has received an honorary Doctorate of Technology and graduated in Business from the Royal Institute of Melbourne. In recognition of his work for Australian industry, as an adviser to government, and for education in the areas of technology, he was awarded an Order of Australia and a Centenary Medal. Age 58.

CORPORATE SOCIAL RESPONSIBILITY REPORT


THANK YOU BRAMBLES FOR THE CAR
FROM F.D.C.O ORPHANAGE PREY VENG
CAMBODIA

Brambles' Corporate Social Responsibility policies are integrated into the organisation's core values and culture. They are fundamental to the way Brambles does business.

These policies are communicated to all employees and are available on the Brambles website for all stakeholders.

The policies focus on:

- People
- Health and Safety
- Business Integrity
- Environment
- Community

As Corporate Social Responsibility (CSR) is key to Brambles' sustainability in the future, Brambles is committed to continually improving its CSR performance.

International Recognition

During the year, Brambles retained its listings in the Dow Jones Sustainability Index (DJSI) and the FTSE4Good Index, two of the most authoritative international guides for socially responsible investors.

Inclusion in the FTSE4Good Index means Brambles meets globally-recognised corporate responsibility standards and practices. Inclusion in the DJSI means Brambles is considered to be among the leading 10 per cent of corporations in its sector. In fact, the DJSI ranked Brambles

CORPORATE SOCIAL RESPONSIBILITY REPORT CONTINUED

as equal fourth in the world in the Industrial Support Services sector.

Brambles is also a founding member of the FTSE ISS Corporate Governance Index Series, which focuses on best corporate governance practice by listed entities.

Brambles is a constituent of the Ethibel Excellence Sustainability Index, which is designed to list best-in-class companies across sectors and regions in terms of sustainable development and stakeholder involvement. Brambles was also recognised by AuSSI, the Australian SAM Sustainability Index, as being the sustainability leader of the Commercial Services and Supplies sector.

CSR Framework

Brambles has a CSR Committee which consults with stakeholders, develops the Group's CSR policies and reviews, monitors and benchmarks CSR performance.

It is chaired by the Chief Financial Officer and its other members are the Chief Executive Officer, Senior Vice President – Human Resources, Senior Vice President – Legal and Mergers & Acquisitions and Company Secretary, Group Risk Manager and the Vice President Corporate Affairs. Other executives, including the Heads of Investor Relations, are invited to attend when appropriate.

The CSR Committee reports to the Executive Committee. The Executive Committee, chaired by the Chief Executive Officer, helps to formulate CSR policies and its members are responsible for implementing CSR policies across the organisation.

The CSR Committee also works closely with the Group Risk Committee which establishes, monitors and reviews internal control and risk management systems around agreed policy, including CSR policy, and reports regularly to the Board of Directors.

Code of Conduct

The Brambles Code of Conduct forms part of each employee's terms and conditions and provides an ethical and legal framework for all employees in the conduct of Brambles business. It is available on the Brambles website.

Brambles aims to be a place where people like to work and customers enjoy doing business. It also strives to earn the trust of shareholders and lenders and to be respected and welcome in the communities in which it does business.

The Code of Conduct is regularly reviewed and updated. Senior management must provide a statement of compliance with the relevant areas of the Code of Conduct every six months.

People

Brambles' employment policies commit the organisation to:

- providing a safe working environment with an objective of achieving Zero Harm through industry best practice in health and safety management (see Health and Safety section below);
- being an equal opportunities employer, committed to developing a diverse workforce where everyone is treated fairly irrespective of gender, sexual orientation, age, disability, race, religion or ethnic origin;
- creating an environment where everyone is encouraged to give their best and realise their full potential, by providing learning and development opportunities for individuals and groups; and
- ensuring employees can discuss any problem connected with their work confident that they will receive a fair, impartial and confidential review of the issue.

Brambles employs disabled people and we work to develop and maintain active careers for them. If a Brambles employee becomes disabled while in our employment and, as a result, is unable to perform their duties, we make every effort to find them suitable alternative employment and provide retraining.

Under the Speaking Up Policy, everyone is encouraged to notify the company of any suspicions about actual or planned breaches of the law, company policies or the Code of Conduct. Brambles will not tolerate the victimisation of any employee who speaks up in such circumstances.

We continue to ensure that employees have access to company news and developments in strategic directions, to help provide the context for their own role in the organisation. This is provided either through in-house

Location:
Cambodia

Foundation for Developing Cambodian Orphans (FDCO)

The FDCO runs an orphanage in Prey Veng, Cambodia that provides holistic care for up to 50 orphaned and at-risk girls between four and 14 years. Through the Community Reach programme, Brambles provided funding for the purchase of a four-wheel drive vehicle to provide safe, reliable transport and access to medical services for the children. (feature photograph, page 31)

Location:
United States of America

Reducing waste

At CHEP's Southaven facility in Mississippi, employees have been able to reduce the amount of waste produced on-site. By recycling wood (into new products, chipping, mulch or fuel), metal (compacting metal bands and nails for steelmaking) and plastic (bailing polyethylene stretch wrap for composite decking), daily waste pick-ups have been decreased considerably to just twice a month.

Location:
Australia

Maintaining National Parks

A Recall employee, who also performs voluntary environmental work, obtained a A$5,000 grant through Brambles' Community Reach programme to assist bush regeneration works in the Lane Cove National Park in Sydney.

employee publications, face-to-face communication sessions with business unit leaders and other senior managers, or through intranet and email. This business-specific communication is supported on a Brambles-wide basis by news bulletins on group issues, as needed, and a regular "From the CEO" newsletter.

We consult directly with our people and use focus groups as a key method of facilitating the flow of ideas and information.

Brambles respects the individual's right to freedom of association and relates to its people through both collective and individual agreements, according to local law, custom and practice.

Health and Safety

Brambles is committed to working safely and applying industry best practice to the health, safety and well-being of employees, contractors, suppliers, customers and the communities in which it operates.

Brambles is committed to achieving Zero Harm, meaning no injuries and no environmental damage.

Brambles' Zero Harm Charter, which sets out the vision, values and behaviours and commitment required to work safely and ensure environmental compliance, is provided to all employees and is available on the Brambles website.

Brambles believes everyone has the right to be safe at work and to return home to their family and friends as healthy as when they started the day. The community also has the right to expect that every Brambles employee will care for the environment as well as public health and safety.

The Board is responsible for setting health and safety policies. The Presidents of each of Brambles' operating businesses are responsible for policy implementation and safety performance, within the monitoring and reporting framework governed by the Group Risk Committee.

Each business has its own safety management systems, including business-specific policies, procedures, risk assessment, monitoring and compliance mechanisms. These systems include hazard management, incidents, near misses and system failure reporting, recording and corrective action procedures.

The safety management systems are designed to ensure that each employee receives the appropriate safety training. Safety is the responsibility of each individual employee, while accountability for safety is clearly integrated into manager and supervisor job descriptions.

Health and safety performance indicators measure compliance with corporate objectives and milestones, allow assessment of progress and comparison with industry benchmarks and provide incentive for improvement.

The principal safety performance measures are Lost Time Injury Frequency Rate (LTIFR) and Lost Time Injury Severity Rate (LTISR). LTIFR measures the number of injuries that result in an employee being absent from work for one or more whole shifts per million exposure hours. LTISR measures the number of injury days lost per million exposure hours.

Brambles' continuing businesses achieved an LTIFR of 3.1 for 2006, reflecting a 49% improvement from last year's rate of 6.2. Although this improvement is encouraging, the goal remains zero injuries.

Lost Time Injury Frequency Rate


20
15
10
5
0
LTIs per million work hours
Group*
CHEP
Recall
2002
2003
2004
2005
2006

* Group refers to CHEP, Recall and Corporate

Brambles' LTISR performance also reflected the ongoing improvements in safety systems, work methods and Zero Harm culture. This year's LTISR was 55.2, demonstrating significant progress from 97.4 last year.

CORPORATE SOCIAL RESPONSIBILITY REPORT CONTINUED

Lost Time Injury Severity Rate



Days lost in LTIs per million work hours
800
600
400
200
0
Group*
CHEP
Recall
2002
2003
2004
2005
2006
* Group refers to CHEP, Recall and Corporate

CHEP and Recall were not involved in any occupational health and safety prosecutions during the year. However, it is with a profound sense of regret that Brambles notes the involvement of these businesses in a number of road traffic fatalities during the course of the year:

- a member of the public was knocked over and killed when he unexpectedly stepped out in front of a CHEP South Africa vehicle;
- a Recall Malaysia vehicle, travelling in heavy traffic, knocked over and killed a member of the public who crossed in front of the vehicle at a busy roundabout; and
- three members of the public were killed when their pickup truck was struck by a third party vehicle, causing the pickup truck to lose control and veer into oncoming traffic and collide head-on with a Recall North America mobile shred truck. Brambles understands that the driver of the third party vehicle, who allegedly caused the accident, has been charged with vehicular homicide and driving under the influence of a banned substance.

We extend our sincere condolences to the families and friends of the deceased.

Business Integrity

All Brambles employees are expected to conduct business in a way that enhances Brambles' reputation.

Corporate Governance

Brambles is governed by a range of different legal and regulatory requirements around the world. The overall corporate governance standards for Brambles are set by the Board of Directors. The Corporate Governance Report (pages 44 to 53) provides details of the risk management and internal compliance and control framework.

Transparency

Brambles has a policy of openness and continuous disclosure throughout the organisation so that all significant events are dealt with appropriately.

Competition

Brambles competes fairly in the markets in which it operates. Managers are responsible for ensuring that they comply with competition laws in their areas of operation, that all relevant employees receive thorough training in this area and that they have access to relevant manuals. Competition compliance programmes and manuals are updated regularly.

Active compliance means managers must take an interest in competition issues, ask penetrating questions and demonstrate leadership in compliance. This requires managers to identify the competition areas in which their businesses are most at risk from non-compliance and to deal with these in regular training sessions.

Bribery and Corruption

Corrupt practices are completely unacceptable to Brambles and strictly prohibited. All commercial transactions must be properly and accurately recorded. Sales agents, consultants and similar advisers must be appointed in accordance with these principles and paid at a rate consistent with their services. Employees are prohibited from engaging in activities that involve, or could appear to involve, a conflict between their personal interests and the interests of Brambles.

Political Donations

Brambles does not make political donations to political parties and will not do so without the specific endorsement of shareholders.

At the 2002 Annual General Meeting, shareholders authorised annual expenditure of up to £200,000 (approximately A$500,000) on organisations that may be caught by the broad definition of "EU political organisations" under the relevant UK legislation. These organisations include policy review and law reform bodies. No contributions have been made under this authority, which expires in 2006.

Human Rights

Brambles endorses the United Nations Declaration of Human Rights. We respect the human rights of our employees and other stakeholders. We will not tolerate child labour or forced labour in our own operations or those of our suppliers.

Brambles operates in 45 countries, including four – China, Saudi Arabia, United Arab Emirates and Zimbabwe – that FTSE4Good classifies as "countries of concern". Although these are only small operations, comprising less than 1% of Brambles' global sales, employees in these countries, like all Brambles employees, have received training in the Brambles Code of Conduct, including our Human Rights Policy.

Environment

Protection of the environment and sustainability of the activities of Brambles and its customers are fundamental to the way Brambles does business. Brambles believes that it has a strongly positive impact upon the environment.

Brambles' businesses comply with all relevant environmental laws and regulations and none was involved in any adverse environmental prosecutions during the year.

Brambles helps to reduce the environmental impact of its customers and enhance their commercial sustainability through reusable product transfer systems and recycling of wood and paper. Indeed, CHEP Asia-Pacific received the Environmental Excellence in Logistics and Supply Chain Award from the Logistics Association of Australia, in recognition of the development of returnable packaging associated with the production of GM Holden's HFV6 engine.

In relation to its procurement policies, CHEP gives preference to timber and timber products that have been independently certified by a credible forest certification scheme and can demonstrate that the products are derived from well-managed sources. CHEP does not source timber from forests or forest product suppliers unless it is confident that the supplier is likely to be complying with all relevant legislation relating to the trade in forest products. CHEP also does not source from protected areas, parks or similar areas where harvesting operations are not complementary to responsible forestry management.

Environmental Management

The Environmental Policy is set by the Board. It applies in all countries where Brambles operates, even in countries that do not have comprehensive laws protecting the environment. All businesses are required to have an environmental management plan for each site to ensure policy and regulatory compliance.

Each Brambles business operates its own environmental management system under the Group Risk Committee's governance and monitoring framework. Once again, an increasing number of CHEP sites have achieved certification to the international standard ISO 14001. Site audits are conducted on a cyclical basis, regardless of certification.

Senior managers are required to provide a statement on environmental compliance twice each year. In addition, the Group Risk Committee provides further management review and prepares regular environmental compliance reports for the Board. CHEP and Recall were not involved in any environmental prosecutions during the year.

Environmental Performance

While Brambles makes a strongly positive contribution to the environmental sustainability of its customers, it is also committed to improving the efficiency of its own use of resources and minimising the generation of waste.

Brambles, like most businesses, contributes to climate change through its transport operations and the consumption of electricity, both of which entail burning fossil fuels. Brambles' primary sources of greenhouse gas (GHG) emissions include consumption of electricity, fuel oil and diesel.

Greenhouse Gas % by Business


CHEP 49.6%
Recall 50.4%

Greenhouse Gas Generation by Source


Propane 1.8%
LPG 2.4%
Gasoline/Petrol 7.6%
Fuel oil/Diesel 20.7%
Natural gas 8.8%
Heavy fuel oil <0.1%
Electricity 58.6%

Recognising the importance of climate change, each continuing business tracks its generation of GHG emissions, along with other relevant eco-efficiency measures including energy and transport fuel usage.

CORPORATE SOCIAL RESPONSIBILITY REPORT CONTINUED

Greenhouse gas intensity, the mass of carbon dioxide-equivalent gases generated per US dollar of sales, includes direct and some indirect emission sources. It includes electricity generation emissions that reflect Brambles' net consumption of power. However, due to a lack of publicly-available information, it excludes the emissions generated by commercial and industrial suppliers to Brambles.

CO_2 Equivalent Emission Intensity


0.20
0.15
0.10
0.05
0.00
Kg CO2 per US$
Group*
CHEP
Recall
2003
2004
2005
2006
* Group refers to CHEP, Recall and Corporate

Energy intensity measures the quantity of energy directly purchased by Brambles per US dollar of sales.

Energy Intensity


2.0
1.5
1.0
0.5
0.0
Megajoules per US$
Group*
CHEP
Recall
2003
2004
2005
2006
* Group refers to CHEP, Recall and Corporate

Similarly, transport fuel intensity measures the volume of hydrocarbon fuel directly purchased by Brambles per US dollar of sales. It includes fuel for all forms of off-site transport, but excludes on-site movements such as those by forklift trucks or stock pickers.

Transport Fuel Intensity


0.030
0.025
0.020
0.015
0.010
0.005
0.000
Litres per US$
Group*
CHEP
Recall
2003
2004
2005
2006
* Group refers to CHEP, Recall and Corporate

Overall, Brambles made modest progress in its GHG, energy and transport fuel intensity performance during the year, assisted by improved fuel efficiency and eco-efficient growth in its continuing businesses. However, as last year, Brambles advises that changes in its business activities can have a relatively large impact on the intensity measures.

Community

Brambles' businesses are part of local communities in each of the countries in which it operates. These businesses benefit the local community by creating employment directly and indirectly, providing high quality support services that assist customers to grow their businesses and purchasing materials from local and national suppliers.

Charitable Giving

Brambles provides financial and other forms of support to a broad range of charitable and community organisations in three ways:

1. donations funded by corporate headquarters. This is primarily through Brambles Community Reach, a programme that provided A$600,000 in grants to community organisations during 2006. The programme was expanded from the previous year and preference was given to grants that benefit the environment, health or safety. Part of this expansion included Brambles becoming a Corporate Friend of Clean up the World, an organisation that mobilises 35 million people in more than 100 countries each year "to clean up, fix up and conserve their environment". Brambles employees can apply for a grant for a local environmental group to clean up and conserve their local environment;

2. contributions made by Brambles' businesses to a range of local and national charities. CHEP received the 2005 Logistics Donor of the Year award from America's Second Harvest, the largest charitable hunger-relief organisation in the United States of America, in recognition of its relief efforts following the devastating impact of Hurricane Katrina during the 2005 American hurricane season. CHEP waived over US$100,000 in fees on loads of disaster relief that were shipped to various America's Second Harvest locations; and
3. the personal contribution made by Brambles employees around the world to a range of fundraising events and activities. For example, CHEP USA employee donations, which were matched by CHEP, raised nearly US$70,000 to provide relief to survivors of Hurricane Katrina via the American Red Cross, the Salvation Army and other charitable organisations. In New Orleans itself, Recall team members dedicated a day to rebuilding a public park in one of the neighbourhoods worst affected by the hurricane.

Listening to Stakeholders

Brambles actively seeks feedback from its key stakeholders. Each key stakeholder group has a primary point of contact within Brambles who is responsible for the appropriate engagement and action:

Customer, supplier and regulatory	Presidents of operating businesses
Safety and the environment	Group Risk Manager
Employees	Senior Vice President – Human Resources
Business integrity and human rights	Senior Vice President – Legal and Mergers & Acquisitions and Company Secretary
Media and community	Vice President Corporate Affairs
Investors and other market participants	Heads of Investor Relations

Brambles holds regular meetings with shareholders, regulatory bodies, government and non-government organisations and also conducts customer, supplier and employee surveys and consultation forums, employee Works Councils, local community forums and focus groups.

Comments from stakeholders are encouraged and any queries, concerns or suggestions relating to our CSR policies and practices should be sent to info@brambles.com.

FINANCIAL REVIEW

Comparative business performance at constant currency exchange rates

Sales	2006 actual US$m	2006 at prior year fx rates US$m	2005 actual US$m	% change at constant currency
CHEP	**2,956.4**	2,985.6	2,762.6	8%
Recall	**565.7**	565.0	512.2	10%
Continuing operations	**3,522.1**	3,550.6	3,274.8	8%
Discontinued operations	**2,393.6**	2,466.5	2,689.0	(8%)
Total	**5,915.7**	6,017.1	5,963.8	1%
Comparable operating profit				
CHEP	**703.8**	706.6	534.3	32%
Recall	**97.5**	96.9	84.4	15%
Corporate	**(30.0)**	(27.3)	(18.9)	(44%)
Continuing operations	**771.3**	776.2	599.8	29%
Discontinued operations	**310.5**	319.8	216.0	48%
Total	**1,081.8**	1,096.0	815.8	34%
Reconciliation to statutory profit after tax				
Comparable operating profit from continuing operations	**771.3**	776.2	599.8	29%
Net finance costs	**(111.8)**	(112.9)	(130.1)	13%
Profit before tax and special items from continuing operations (PBTA)	**659.5**	663.3	469.7	41%
Tax expense on PBTA	**(229.4)**	(230.7)	(160.4)	(44%)
Profit after tax, before special items (PATA), from continuing operations	**430.1**	432.6	309.3	40%
Special items from continuing operations, after tax	**(67.5)**		3.8	
Profit from continuing operations, after tax	**362.6**		313.1	
Profit from discontinued operations, after tax	**1,101.8**		135.7	
Profit for the year	**1,464.4**		448.8	
Basic earnings per share (US cents)	**86.7**		26.4	
Earnings per share on PATA (US cents)	**38.3**		26.8	
BVA (Brambles Value Added)[1] from continuing operations		**347**	179	

[1] Brambles Value Added (BVA) represents the value generated by a business over and above the cost of the capital it uses to generate that value. BVA is denominated in US dollars using Brambles' IFRS results. It is calculated as comparable operating profit (COP) less (average capital invested (ACI), at fixed June 2005 exchange rates, multiplied by Brambles' weighted average pre-tax cost of capital (WACC))

Summary of Statutory Financial Results for the Year

IFRS	2006 US$m	2005 US$m	% change actual fx rates
Results after special items			
Operating profit from continuing operations	**701.1**	606.0	16%
Profit before tax from continuing operations	**589.3**	475.9	24%
Group profit after tax, after minorities	**1,463.4**	447.0	227%
Basic earnings per share (US cents)	**86.7**	26.4	228%

Overview

The financial statements this year are significantly impacted by a number of factors:

THE INTRODUCTION OF IFRS

This is the first Annual Report in which Brambles has reported under International Financial Reporting Standards (IFRS). The detailed impacts of the introduction of IFRS are set out in detail in Notes 38 and 39 to the Financial Statements.

It is important to note that, whilst the introduction of IFRS has resulted in alterations to the presentation of the Financial Statements, it has not affected the Group's strategy, underlying operations or cash flows.

For Brambles, it also provides the opportunity to present the same financial information to both Australian and UK markets, in contrast to the previous practice of reporting under UK GAAP in the UK and under AGAAP in Australia.

The Directors have chosen to show separately "Special Items" on the face of the Income Statement (page 89), believing results before Special Items to be relevant measures of business performance. Included within Special Items are Exceptional Items, and certain of these are set out below.

The definitions of Special and Exceptional Items are shown in the Glossary on page 172.

REPORTING IN US DOLLARS

The introduction of IFRS also has allowed Brambles to select a single reporting currency. Brambles has chosen to report in US dollars, which is the Group's fastest growing currency in terms of sales and operating profit.

RESTRUCTURING, DIVESTMENT AND PROPOSED UNIFICATION

On 29 November 2005, Brambles announced its intention to focus on CHEP and Recall, divest its other businesses, and unify the dual-listed companies (DLC) structure.

The divestments of Brambles Industrial Services' Northern Hemisphere operations, Cleanaway Germany, Cleanaway Australia and New Zealand, Industrial Services Australia and Brambles' Regional Businesses have already been completed. The divestment of Cleanaway UK has also been announced and the divestment of the small Cleanaway Asia business is anticipated to complete in the next few months.

Resolutions associated with the proposed unification of the DLC (Unification) will be put to shareholders at Extraordinary General Meetings on 1 November 2006 in the case of Brambles Industries plc and 9 November 2006 in the case of Brambles Industries Limited. An Information Memorandum setting out information relevant to Unification will be distributed to shareholders by the end of September 2006.

The 30 June 2006 consolidated balance sheet set out on page 90 includes a receivable of US$1,341.6 million in respect of the sale of Brambles Australia Limited (including the businesses of Industrial Services Australia and Cleanaway Australia and New Zealand), which was settled on 5 July 2006 when the sale completed. Assets classified as held for sale of US$648.8 million and associated liabilities of US$331.5 million relate to Cleanaway UK and Cleanaway Asia. The sale of Cleanaway UK for US$1,102.2 million, which was announced on 30 June 2006, is subject to regulatory clearance and the associated profit on sale has not been recognised in 2006.

In this financial review, the majority of the focus will be on the performance of Brambles' continuing operations, CHEP and Recall, although a section has been dedicated to Brambles' discontinued operations, which also had good results for the year.

Relative measures of sales and comparable operating profit performance are stated in constant currency.

Continuing Operations

Brambles continues to focus on the use of Brambles Value Added (BVA) and this has helped to deliver record Returns on Capital Invested (ROCI).

BVA, which is denominated in US dollars, measures the economic returns of different businesses and business decisions by comparison to a pre-tax weighted average cost of capital (a full definition is shown in the Glossary on page 171). In 2006, BVA, the definition of which has been adjusted to adopt IFRS-compliant terms, continued to form the core component of short term incentive arrangements for all senior executives, including Brambles' Executive Directors.

Because of the distorting effects of the divestment and unification programme, BVA is only shown for continuing operations:

BVA and Return on Capital Invested performance

	2006 at fixed June 05 fx US$m	ROCI %	2005 at fixed June 05 fx US$m	ROCI %
CHEP Americas	**167**	25%	53	16%
CHEP Europe	**112**	21%	63	17%
CHEP RoW	**77**	38%	67	36%
CHEP	**356**	25%	183	18%
Recall	**13**	13%	12	13%
Continuing (pre corporate)	**369**	22%	195	18%
Unallocated corporate costs	**(22)**		(16)	
Total continuing operations	**347**	22%	179	17%

Total BVA for Brambles' continuing operations in 2006 was US$347 million, an increase of US$168 million on the previous year based on comparable fixed exchange rates. This represents an increase in Return on Capital Invested (ROCI) from 17% to 22%.

CHEP continues to improve profitability and returns in all regions.

Continued focus on tight asset management control and discipline over the use of cash improved CHEP's cash flow from operations after net capital expenditure to US$672.2 million, an improvement over last year's US$605.1 million. This was against a background of sales growth of 8%.

Average Capital Invested in CHEP Americas was marginally higher than the previous year at US$1.29 billion, in spite of 10% sales growth (11% if the impact of the sale of the RPC assets is excluded).

A very strong profit performance saw comparable operating profit improve 56% at US$324.9 million. The combined effect of profit improvement and broadly constant levels of Capital Invested pushed ROCI for CHEP Americas up to a record 25%, for the first time exceeding that of CHEP Europe. Cash flow from operations after net capital expenditure in CHEP Americas grew from US$234.2 million to US$296.9 million, largely driven by profits, offset by increased capital expenditure to meet the demands of volume growth.

In CHEP Europe, sales growth was 6%, but comparable operating profit grew significantly by 20% at US$263.6 million. Average Capital Invested reduced from US$1.33 billion to US$1.25 billion, contributing to ROCI of 21%, up from 17% last year. CHEP Europe also increased cash flow from operations after net capital expenditure from US$273.7 million to US$282.9 million.

CHEP Rest of World once again had a good year, with comparable operating profit growth of 12% exceeding sales growth of 9%. Average Capital Invested remained flat at US$0.30 billion helping to lift ROCI to 38%, a landmark achievement for a CHEP region. Cash flow from operations after net capital expenditure in CHEP Rest of World decreased slightly from US$97.2 million to US$92.4 million.

Recall maintained ROCI of 13% after absorbing the extra capital invested associated with the acquisition of AUSDOC for US$191 million, which was recognised on 29 November 2005. Comparable operating profit grew 15% at US$97.5 million.

Discontinued Operations

The results of discontinued operations are distorted by the effect, under IFRS, of the cessation of depreciation and equity accounting in relation to assets held for sale.

The table below shows the performance of Brambles' discontinued operations after adjusting for this effect.

Discontinued operations IFRS US$m	**2006**	2005
Comparable operating profit	**310.5**	216.0
Constant currency comparable operating profit	**319.8**	216.0
Cessation of depreciation adjustment	**(106.3)**	–
Equity accounted results adjustment	**9.3**	–
Total adjustments	**(97.0)**	–
Underlying constant currency comparable operating profit	**222.8**	216.0

Proceeds and profits associated with the divestment programme to date

	Proceeds US$m	Gain/(loss) on sale pre-tax US$m	Gain/(loss) on sale post-tax US$m
Eurotainer	105.5	61.0	44.7
BIS Northern Hemisphere	238.2	0.7	1.8
Cleanaway Germany	738.5	179.3	172.1
Interlake	41.5	(19.5)	(13.4)
TMF	19.4	8.8	7.5
TCR	32.7	10.7	10.7
Cleanaway Australia & Industrial Services Australia	1,341.6	857.1	743.4
Recall Italy	9.3	(26.5)	(26.5)
Total	**2,526.7**	**1,071.6**	**940.3**

Cleanaway Germany, Brambles Industrial Services and Regional Businesses were divested at various stages during the year and each of their results in the year ended 30 June 2006 is shown up to the point where control passed to the respective purchaser.

Cleanaway UK, whose result was consolidated for the whole year, showed a strong improvement against last year, with a 104% growth in underlying comparable operating profit, at US$81.2 million.

The results of Cleanaway Rest of World were also consolidated for the whole year, with the exception of the last 11 days of June 2006 in respect of Cleanaway Australia and New Zealand as control was deemed to pass to the purchaser on 19 June 2006. Even excluding this trading growth, underlying comparable operating profit for Cleanaway Rest of World was 20% higher at US$39.7 million.

Exceptional Items

A number of exceptional items are reflected in the income statement for the year ended 30 June 2006. These are set out in Notes 6 and 12 to the financial statements, and largely reflect the one-off profits, losses and costs associated with the divestments, restructuring and unification programme announced on 29 November 2005, but also include costs incurred in relation to the integration of AUSDOC.

An agreement for the sale of Cleanaway UK for US$1,102.2 million was signed, subject to regulatory clearance, on 30 June 2006. The sale of this business is expected to result in a profit before tax on sale of approximately US$700 million, to be recorded in results for the year ending 30 June 2007.

Interest

Net interest expense decreased by US$18.3 million to US$111.8 million, principally reflecting receipt of proceeds in relation to business sales and the generation of free cash flow, offset by the purchase of AUSDOC and the buy-back of shares in BIP and BIL for a total cost of US$645.2 million.

Earnings per share

Basic earnings per share before special items were US 38.3 cents compared with US 26.8 cents the previous year, an increase of 43%. Basic earnings per share after special items were US 86.7 cents (2005: US 26.4 cents), an increase of 228%, principally reflecting the business divestment profits. For continuing operations, basic earnings per share before special items were US 25.5 cents (2005: US 18.3 cents), an increase of 39%, and after special items were US 21.5 cents (2005: US 18.5 cents), an increase of 16%.

Taxation

The tax expense on continuing operations' profit before tax and special items of US$659.5 million was US$229.4 million, an effective tax rate of 34.8%. This compares with 34.1% in the previous year. Overall the group effective tax rate for the year was 33.3%.

The effective tax rate on profit after special items is heavily distorted by the tax treatment of exceptional items.

Cash flow

Free cash flow was US$559.7 million, compared to last year's figure of US$622.2 million.

Free cash flow was more than sufficient to cover dividends paid of US$296.7 million.

Net borrowings were US$1,690.1 million, down from US$2,208.3 million the previous year. This figure was further significantly reduced in early July 2006 following the receipt of the US$1,341.6 million proceeds from the sale of Cleanaway Australia and Industrial Services Australia.

Dividends

The Board has declared dividends totalling 48.0 Australian cents (19.364 pence) per share.

In addition to the 2006 final dividend (second interim dividend) of 13.5 Australian cents (5.446 pence), the Board has declared a special dividend of 34.5 Australian cents (13.918 pence). The 2006 final dividend and special dividend will be fully franked for BIL shareholders.

This special dividend includes 13.5 Australian cents (5.446 pence) in lieu of the 2007 interim dividend. The 2007 interim dividend would normally be paid in April 2007, however it is being brought forward and paid prior to Unification as Brambles Limited, the new holding company of the Group following Unification, will only be permitted to declare dividends out of profits the Group generates subsequent to Unification. This means that the first dividend paid by Brambles Limited post-Unification will be the final dividend for 2007, which is scheduled to be paid in October 2007.

The remainder of the special dividend, consisting of 21.0 Australian cents (8.472 pence), has been declared in recognition of the success of Brambles' divestment programme.

Risk management

Brambles is exposed to a variety of financial and market based risks, including exposure to fluctuating interest and exchange rates, changing economic conditions through operations spread across diverse geographic territories, technological and industry based risks, competitive environment, counterparty credit risks, regulatory changes which either singularly or collectively may affect revenue, cost structure or value of assets within the business, and all of which are difficult to quantify.

The policies with respect to interest and exchange rate risk are described below. Treasury is responsible for the management of these risks within Brambles.

Standard financial derivatives are used by Brambles to manage financial exposures in the normal course of business. Dealings in financial derivatives are restricted through a set of delegated authorities approved by the Board. No derivatives are used for speculative purposes. In addition, derivatives are transacted predominantly with relationship banks which have a reasonable understanding of Brambles' business operations. Furthermore, individual credit limits are assigned to those banks, thereby limiting exposure to credit-related losses in the event of non-performance by a counterparty.

Funding and liquidity

Brambles funds its operations through existing equity, retained cash flow and borrowings, principally from bank credit facilities. The credit facilities are generally structured on a committed multi-currency revolving basis with maturities ranging out to November 2010. Borrowings under the facilities are floating-rate, unsecured obligations with covenants and undertakings typical for these types of arrangements. To minimise foreign exchange risks, borrowings are arranged in the currency of the relevant operating asset to be funded. Brambles also has access to further funding through overdrafts, uncommitted and standby lines of credit, principally to manage day-to-day liquidity.

Brambles borrowed US$425.0 million in the US private placement debt market in August 2004. The terms of the debt raising are: (i) US$171.0 million 5.39% Guaranteed Senior Unsecured Notes due 4 August 2011; (ii) US$157.5 million 5.77% Guaranteed Senior Unsecured Notes due 4 August 2014; and (iii) US$96.5 million 5.94% Guaranteed Senior Unsecured Notes due 4 August 2016.

At the end of the financial year, committed borrowing facilities, inclusive of the US private placement, totalled the equivalent of US$3,624 million. The weighted average term of the facilities is 4.2 years.

Interest rate risk

Brambles' interest rate risk policy is designed to reduce volatility in funding costs through prudent selection of hedging instruments. This policy comprises maintaining a mix of fixed and floating rate instruments within a target band, over a certain time horizon. In some cases, interest rate derivatives are used to achieve this result synthetically. The present policy is to require the level of fixed-rate debt to be within 40% to 70% of total forecast debt arising over a 12 month period, progressively decreasing to 0% to 50% for debt maturities extending beyond three years.

As at 30 June 2006, 47% of Brambles' total interest-bearing debt was at fixed interest rates (64% in 2005). The weighted average period was 4.5 years (3.5 years in 2005). The fair value of all interest rate swap instruments was US$9.1 million.

Foreign exchange risk

Foreign exchange exposures are managed from a perspective of protecting shareholder value. Exposures generally arise in either of two forms:

- transaction exposures affecting the value of transactions translated back to the functional currency of the subsidiary; and
- translation exposures affecting the value of assets and liabilities of overseas subsidiaries when translated into US dollars.

Under Brambles' foreign exchange policy, foreign exchange hedging is mainly confined to hedging transaction exposures where they exceed a certain threshold, and as soon as a defined exposure arises. Within Brambles, exposures may arise with external parties or, alternatively, by way of cross-border inter-company transactions. Forward foreign exchange contracts are primarily used for these purposes. In Brambles' context, exposures in this regard are not significant given the nature of its operations.

Translation exposures are mitigated by matching the currency of debt with that of the asset. Except for a small amount of balance sheet hedge borrowing in euro, Brambles does not hedge currency exposures incurred on foreign currency profits and net investment balances.

At the end of the financial year, the fair value of foreign exchange instruments was US$1.8 million.

Relative strength of major currencies against the US dollar


Australian dollar
0.80
0.76
0.73
0.69
0.65
Jun 2004
Dec 2004
Jun 2005
Dec 2005
Jun 2006


Euro
1.50
1.40
1.30
1.20
1.10
Jun 2004
Dec 2004
Jun 2005
Dec 2005
Jun 2006


Sterling
2.00
1.90
1.80
1.70
1.60
Jun 2004
Dec 2004
Jun 2005
Dec 2005
Jun 2006

Average exchange rate

CORPORATE GOVERNANCE REPORT

1. Introduction

Brambles is a global organisation with businesses operating in 45 countries. This demands that it comply with an extensive range of varying legal, regulatory and governance requirements. In particular, through the current dual listings of Brambles Industries Limited (BIL) on the Australian Stock Exchange (ASX) and Brambles Industries plc (BIP) on the London Stock Exchange (LSE), Brambles is committed to observing the extensive requirements applicable to publicly listed companies in Australia and the UK.

There are inevitably differences between the requirements of different jurisdictions, such as those of Australia and the UK. To meet such differing requirements, and recognising the nature of Brambles as a single economic enterprise with shareholders having common interests, the Board has adopted a common governance framework across Brambles, taking into account both local regulatory requirements and international best practice. Where the standards of best practice for corporate governance vary across jurisdictions, as they inevitably do, the Board has resolved to adopt those practices it considers to be the better of the prevailing standards.

This Corporate Governance Report outlines the key components of Brambles' governance framework. The Board believes that, during the 2006 year, Brambles has met or exceeded in all material respects the requirements under both the ASX Corporate Governance Council's Principles of Good Corporate Governance and Best Practice Recommendations in Australia and the Combined Code on Corporate Governance in the UK.

The Board is, however, conscious that best practice in the area of corporate governance is continuously evolving, and will therefore continue to anticipate and respond to further corporate governance developments on an ongoing basis.

Following the proposed unification of Brambles' dual-listed companies structure, the new holding company of the group, Brambles Limited, intends to adopt the same corporate governance policies in place for BIL and BIP immediately prior to unification, but may review its corporate governance policies post-unification in light of the fact that Brambles Limited will have a primary listing on the ASX and a secondary listing on the LSE.

2. Shareholders

Shareholders play an important role in the governance of Brambles by electing the Board, whose task it is to govern on their behalf.

Brambles is committed to the promotion of investor confidence by taking steps within its power to ensure that trade in its securities occurs in an efficient and informed market. Brambles recognises the importance of effective communication as a key part of building shareholder value and that, to prosper and achieve growth, it must, among other matters, earn the trust of shareholders, employees, customers, suppliers and communities, by being open in its communications and consistently delivering on its commitments.

The Board has adopted a Continuous Disclosure and Communications Policy to reinforce Brambles' commitment to the continuous disclosure obligations imposed by law and to describe the processes implemented by it to ensure compliance; to outline Brambles' corporate governance standards and related processes and ensure that timely and accurate information about Brambles is provided equally to all shareholders and market participants; and to outline Brambles' commitment to encouraging effective shareholder participation in shareholder meetings. A copy of the Continuous Disclosure and Communications Policy can be found on the Brambles website at www.brambles.com.

To achieve the above objectives and satisfy regulatory requirements, the Board provides information to shareholders and the market in several ways:

- Significant announcements are released directly to the market via the ASX and a UK regulatory information service. Copies of these announcements are immediately placed on the Brambles website at www.brambles.com.
- The Brambles website contains further information about Brambles and its activities, including copies of recent interim and annual reports, and recordings of the most recent presentations to analysts.
- The Chairman regularly meets major investors to understand their issues and concerns and discuss in particular matters relating to Brambles' governance and strategy. No new material or price sensitive information is provided at such meetings. Other Non-executive Directors may attend meetings with major investors and will attend them if requested. The Chairman reports to the Board on the matters discussed at meetings with major investors, and copies of relevant correspondence are included in the Board papers. Copies of analysts' reports are also circulated to the Board. The Senior Independent Directors (Sir David Lees in the UK and Mr Mark Burrows in Australia) have been, and continue to be, available to meet a range of major investors to listen to their views in order to help develop a balanced understanding of their issues and concerns.
- The Annual General Meetings provide an opportunity for the Board to communicate with investors and encourage their participation, through presentations on Brambles' businesses and current trading. Shareholders are encouraged to attend the Annual General Meetings and to use this opportunity to ask questions on any matter.
- To make better use of the limited time available, shareholders are invited to register questions and issues of concern prior to the Annual General Meetings. This can be done either by completing the relevant form accompanying the notices

convening the meetings or by emailing Brambles at shareholderquestions@brambles.com. Frequently asked questions and their answers will be posted on the Brambles website. Shareholders may, of course, also ask questions at the Annual General Meetings without having registered their questions in this manner.

- Shareholders may electronically lodge their votes on items of business at the Annual General Meetings. The notices of meeting describe how this can be done.
- Copies of the speeches delivered by the Chairman and Chief Executive Officer to the Annual General Meetings, a summary of the proceedings of the meetings and the outcome of voting on the items of business, will be posted on the Brambles website after the meetings.
- Live audio webcasts of the meetings will also be transmitted via www.brambles.com.

3. Board of Directors

3.1 ROLE OF THE BOARD

The Board is responsible for overall management of Brambles, directing and supervising its affairs within a framework of prudent and effective controls which enable risk to be assessed and managed. The Board sets Brambles' strategic aims, ensuring that appropriate financial and human resources are in place to meet its objectives, and for reviewing management performance.

The roles of the Chairman and executive management, led by the Chief Executive Officer, are separated and clearly defined:

- The Chairman, Mr Don Argus AO, is responsible for leadership of the Board, ensuring effectiveness in all aspects of its role, setting the Board's agenda and conducting Board meetings, and ensuring effective communication with shareholders and the conduct of shareholder meetings.
- Executive management, led by the Chief Executive Officer, Mr David Turner, has been delegated responsibility by the Board for the management of Brambles within the control and authority framework set by the Board. The levels of authority for management are periodically reviewed by the Board and are documented. The Chief Executive Officer is assisted by the Executive Committee. Further details concerning the Executive Committee are outlined below.

The Non-executive Directors constructively challenge and assist in the development of strategy. They scrutinise the performance of management in meeting agreed goals and objectives and monitor the reporting of performance. They have a prime role in appointing and, where necessary, recommending the removal of, Executive Directors, and in their succession planning.

The Board has delegated some of its responsibilities to the Audit, Nominations, and Remuneration Committees. The Board is also supported by the Executive Committee, the Group Risk Committee and the Corporate Social Responsibility Committee, which are management committees. Details of all these committees are set out below.

With the assistance of these Board and management committees, the Non-executive Directors satisfy themselves as to the integrity of financial information, and that financial controls and systems of risk management are robust. Through the Remuneration Committee, they also determine appropriate levels of remuneration of the Executive Directors.

The Chairman is responsible for facilitating the effective contribution of Non-executive Directors by ensuring that Directors receive accurate, timely and clear information so that they may effectively discharge their duties and responsibilities, and for ensuring constructive relations between Executive and Non-executive Directors. Where necessary, Directors seek clarification or request the provision of further information. In appropriate circumstances, Directors may take independent professional advice at Brambles' expense in the furtherance of discharging their duties and responsibilities. No Director availed himself of this right during the year.

The structure of the Board ensures that no individual or group of individuals dominates the Board's decision-making process. The Joint Deputy Chairmen, Mr Mark Burrows and Sir David Lees, have been identified as the Senior Independent Directors for the purposes of the UK Combined Code on Corporate Governance.

Directors are required to complete a declaration of interest form prior to their appointment. This form is tabled at the Board meeting to consider the appointment of the relevant Director. If their circumstances change or they acquire any office, property or interest which may conflict with their office as a Director of Brambles or the interests of Brambles, Directors are required to disclose its character and extent in writing at the next Board meeting. Directors are generally not entitled to attend any part of a Board meeting, or to vote, on any matter in which they have a material personal interest unless the other Directors unanimously decide otherwise. In appropriate cases, Directors may be required to absent themselves from a meeting of the Board while such a matter is being considered.

The Chairman holds meetings with the Non-executive Directors from time to time, without the presence of the Executive Directors or other executives. Led by the Senior Independent Directors, the Non-executive Directors meet without the Chairman present at least annually to appraise the Chairman's performance, and on such other occasions as may be considered appropriate.

The Board has a schedule of matters specifically reserved to it for decision, a copy of which can be found on the Brambles website at www.brambles.com. This schedule includes, among other matters, the establishment of Brambles' overall strategic direction and strategic plans for the major business units, the approval of budgets, financial objectives and policies, and significant capital expenditure, the approval of Brambles' financial statements and published reports, the establishment of Brambles' systems of internal control and risk management, and the appointment of key senior executives. The Charters of the various Board committees also require certain matters to be approved by the Board including, among other matters, approval of the executive remuneration policy and a recommendation for the appointment of the external auditors.

The Board is assisted by the Company Secretary who, under the direction of the Chairman, is responsible for ensuring good information flows within the Board and its committees and between senior executives and Non-executive Directors, as well as facilitating the induction of new Directors and the ongoing professional development of all Directors. The Company Secretary is responsible for ensuring that Board procedures are complied with, and for advising the Board, through the Chairman, on all governance matters. All Directors have access to the advice and services of the Company Secretary, whose appointment and removal is a matter for the Board.

The Company Secretary is Craig van der Laan de Vries, who is also Brambles' Senior Vice President – Legal and Mergers & Acquisitions. The qualifications and experience of Mr van der Laan de Vries are set out on page 19. He is a member of Brambles' Executive Committee.

3.2 BOARD, COMMITTEE AND DIRECTOR PERFORMANCE REVIEW

Prior to the Board making any recommendation to shareholders with respect to the re-appointment of Directors, the Nominations Committee undertakes a process of reviewing their performance during the period in which they were a member of the Board and recommends to the Board whether they should be put forward for re-election.

During the year, the Board again undertook a review of the performance of the Board as a whole and each of its committees. The review was facilitated by an independent consultant and involved the completion of a detailed questionnaire by each of the Directors on matters relevant to the performance of the Board and its committees followed by interviews with each of the Directors. The review was subsequently presented to, and reviewed by, the Board. It was also reviewed by the Nominations Committee when considering recommending to the Board whether to endorse those Directors standing for re-election.

The Board intends to carry out further performance reviews on an annual basis.

3.3 COMPOSITION OF THE BOARD

The Boards of BIL and BIP are identical and currently consist of fourteen members, with two Executive Directors (the Chief Executive Officer and the Chief Financial Officer) and twelve Non-executive Directors. Three Non-executive Directors, Sir David Lees, Mr Roy Brown and Mr Mark Burrows have indicated they will retire as Directors with effect from 31 December 2006.

During the year, the Board continued to demonstrate its commitment to ongoing renewal, with four new Non-executive Directors appointed to the Board: Mr Luke Mayhew, Ms Carolyn Kay, Mr David Gosnell and Mr Tony Froggatt. Mr Graham Kraehe AO was also re-appointed to the Board during the year. The biographies for each of the current Directors, shown on pages 28 to 30, indicate the breadth of their business, financial and international experience. This gives the Directors the range of skills, knowledge and experience essential to govern Brambles, including an understanding of the health, safety, environmental and community related issues which it faces. The Board considers that its current composition reflects an appropriate balance of Executive and Non-executive Directors.

Directors are appointed for an unspecified term, but are subject to election by shareholders at the first general meeting after their initial appointment by the Board. No member of the Board may serve for more than three years without being re-elected by shareholders. Re-appointment is not automatic. The Nominations Committee is responsible for considering the re-nomination of retiring Directors for re-election, having regard to the contribution of their individual skills and experience to the desired overall composition of the Board.

Letters of appointment for the Non-executive Directors, which are contracts for service but not contracts of employment, have been put in place with each of the Non-executive Directors. In the case of the Non-executive Directors appointed during the year, these letters were with effect from 23 August 2005 for Mr Luke Mayhew, 12 December 2005 for Mr Graham Kraehe AO and 1 June 2006 for each of Ms Carolyn Kay, Mr David Gosnell and Mr Tony Froggatt. Letters of appointment were with effect from 1 August 2004 for Mr Stephen Johns and from 1 January 2005 for Mr Hans-Olaf Henkel. In the case of all other Non-executive Directors shown in the table on page 47, these letters were with effect from 1 July 2004. A copy of the standard letter of appointment used by Brambles can be found on the Brambles website at www.brambles.com. These letters confirm that the Non-executive Directors have no right to compensation on the termination of their appointment for any reason, other than for unpaid fees and expenses for the period actually served and, for certain Non-executive Directors, any payments to be made under the retirement benefit contracts referred to in section 3.4.2.

The names of the Directors in office at the date of this Report, the year of their most recent election by shareholders, their status as Executive or Non-executive Directors, whether the Board considers that they are independent Directors, whether they will retire and seek re-election at the 2006 Annual General Meetings, and when they are next due for re-election, are set out in the table on page 47.

Prior to proposing their re-election, the Nominations Committee reviewed the performance of each Non-executive Director seeking re-election and satisfied itself that they continue to contribute effectively to the Board.

Further details are outlined in section 3.5.

3.4 INDEPENDENCE OF NON-EXECUTIVE DIRECTORS

The Board has considered the independence of each of the Directors in office as at the date of the Directors' Report. A summary of the conclusions drawn by the Board in relation to each Director is set out in the table below. Having regard to its review, the Board considers all Non-executive Directors to be independent.

A discussion of each of the potentially significant factors which the Board considered is as follows:

3.4.1 Tenure

Brambles' dual-listed companies structure (DLC) was established in August 2001. As indicated in the 2002 Annual Report, the Board considers that the formation of that structure involved a fundamental change to the characteristics of, and issues faced by, the organisations from which it arose. In other words, a completely new economic enterprise was formed. Although each of the Directors in office at that time was associated with elements of the organisations which combined to form the new enterprise, the Board considers that, for the purpose of considering whether the Directors are independent, their associations with BIL and GKN plc prior to formation of the DLC should not be taken into account.

3.4.2 Retirement benefit contracts

Of the twelve Non-executive Directors, two – Messrs Argus and Burrows – are party to retirement benefit contracts executed at various points in time in the years prior to the formation of the DLC. As indicated in the 2002 Annual Report, following the formation of the DLC, a decision was taken not to enter into any further retirement benefit contracts. The existing retirement benefit contracts were also amended to ensure that the amount of the retirement benefit is calculated by reference to the lower pre-DLC fees paid by BIL. On the proposed unification of the DLC, BIL and BIP will become wholly owned subsidiaries of Brambles Limited. The Non-executive Directors of BIL and BIP will, at that point, retire as Directors of BIL and BIP and, thereafter, will be Directors solely of Brambles Limited as the publicly listed entity in the Brambles Group. Under the terms of the retirement benefit contracts, retirement from the Board of BIL in these circumstances will entitle Messrs Argus and Burrows to payment of their respective retirement benefits.

Further details of these arrangements are provided in the Remuneration Report, on pages 70 and 73. As indicated in the 2002 Annual Report, given the amendments which were made following the formation of the DLC, the Board does not consider that the existence of these contracts compromises the independence of participating Directors.

Directors in office at the date of this Report

Name	Last elected	Executive or Non-executive	Independent	Retiring in 2006	Seeking re-election in 2006	Next due for re-election at AGM
Don Argus AO	2005	Non-executive	Yes	No	No	2008
Roy Brown	2003	Non-executive	Yes	Yes	Yes*	2006
Mark Burrows	2004	Non-executive	Yes	Yes	Yes*	2006
Hans-Olaf Henkel	2005	Non-executive	Yes	No	No	2008
Michael Ihlein	2004	Executive	No	Yes	Yes	2006
Stephen Johns	2004	Non-executive	Yes	No	No	2007
Sir David Lees	2005	Non-executive	Yes	Yes	Yes*	2008
Luke Mayhew	2005	Non-executive	Yes	No	No	2008
Jacques Nasser AO	2004	Non-executive	Yes	No	No	2007
David Turner	2004	Executive	No	Yes	Yes	2006
Directors appointed by the Board since the last shareholders meeting, who will be standing for election for the first time at the 2006 AGM						
Carolyn Kay	–	Non-executive	Yes	–	–	–
David Gosnell	–	Non-executive	Yes	–	–	–
Tony Froggatt	–	Non-executive	Yes	–	–	–
Graham Kraehe AO	–	Non-executive	Yes	–	–	–

* Mr Roy Brown, Mr Mark Burrows and Sir David Lees have indicated that they intend to retire as Directors with effect from 31 December 2006.

3.5 BOARD SUCCESSION PLANNING AND RENEWAL

The Board is conscious of the need to ensure that proper processes are in place to deal with succession issues at Board level, and to keep the Board evergreen. This will require the Board periodically to assess the skills set necessary to meet Brambles' demands.

The Nominations Committee assists the Board in this process, which ordinarily involves the identification of the need for a new appointment and suitable candidates, the preparation of a brief including a description of the role and capabilities required, and the engagement of independent recruitment organisations. Further information concerning the Nominations Committee is set out in section 4.2.

Over the last several years, significant progress has been made in the ongoing process of Board renewal, with the appointment of one new Non-executive Director during the 2004 year: Mr Jacques Nasser AO; the appointment of two new Non-executive Directors during the 2005 year: Mr Stephen Johns and Mr Hans-Olaf Henkel; and the appointment of four new Non-executive Directors during the 2006 year: Mr Luke Mayhew, Ms Carolyn Kay, Mr David Gosnell and Mr Tony Froggatt. In addition, Mr Graham Kraehe AO rejoined the Board as a Non-executive Director during the 2006 year. The Board will continue to seek over the coming years to appoint new members to succeed existing Directors as they retire, ensuring an appropriate balance of skills and experience.

3.6 INDUCTION AND ONGOING PROFESSIONAL DEVELOPMENT OF DIRECTORS

Newly appointed Directors receive appropriate induction and training, specifically tailored to their needs. This includes, as appropriate, visits to operating sites, meetings with major shareholders and presentations on Brambles' businesses and functions by its business unit leaders and functional heads.

On an ongoing basis, Directors participate from time to time in various seminars and conferences held by industry and professional bodies. In addition, Board meetings regularly include sessions on recent developments in governance and corporate matters.

3.7 BOARD MEETINGS

The Board holds scheduled Board meetings at least six times a year to review matters such as Brambles' financial performance, current trading, key business initiatives, and strategy, budget and business plans. The meetings are generally held over two days. The Board meets in Sydney, London and other locations, including operational sites, from time to time. Details of the number of Board and committee meetings held during the year, and attendance at those meetings by each of the Directors and committee members, are set out in the Directors' Report on page 78.

Presentations to the Board are frequently made by senior executives.

The Board recognises the importance of independent judgment and constructive debate on all issues under consideration.

3.8 DIRECTORS' REMUNERATION

Details of remuneration, including retirement benefits, paid to the Directors are set out in the Remuneration Report on pages 60 and 61 and 69 to 71.

4. Committees of the Board

The Board has established three standing committees to assist in the execution of its responsibilities: the Audit Committee, the Nominations Committee, and the Remuneration Committee. Other committees of the Board are formed from time to time to deal with specific matters.

Each of the Board's standing committees operates under a charter detailing its delegated authority from the Board. The charter of each committee can be found on the Brambles website at www.brambles.com.

Regular reports of the committees' activities are provided to the Board and minutes are circulated to all Directors.

4.1 AUDIT COMMITTEE

The objective and purpose of the Audit Committee is to assist the Board in fulfilling its corporate governance and oversight responsibilities by:

- monitoring and reviewing:
  - the integrity of financial statements;
  - internal financial controls;
  - the objectivity and effectiveness of the corporate (internal) auditors; and
  - the independence, objectivity and effectiveness of the external auditors;
- making recommendations to the Board in relation to the appointment of the external auditors, and approving the remuneration and terms of their engagement; and
- developing and implementing policy on the engagement of the external auditors to supply non-audit services, taking into account relevant ethical guidance regarding the provision of non-audit services by the external auditors; and reporting to the Board, identifying any matters in respect of which it considers that action or improvement is needed and making recommendations as to the steps to be taken.

The Audit Committee discharges these responsibilities by meeting regularly throughout the year and, among other matters:

- reviewing, and challenging where necessary, the actions and judgment of management in relation to all regular financial reports and any other formal announcements relating to Brambles' financial performance prepared for release to the Stock Exchanges, regulators and the public, including interim and annual financial reports, before making appropriate recommendations to the Board;
- reviewing the audit plans of the corporate (internal) auditors, including the scope and materiality level of their audits, monitoring compliance with, and the effectiveness of, the audit plans of the corporate auditors, reviewing reports from the corporate auditors on their audit findings, management responses and action plans in relation to those findings, and reports from the corporate auditors on the implementation of those action plans, and facilitating an open avenue of communication between the corporate auditors, the external auditors and the Board;
- reviewing the audit plans of the external auditors, including the nature, scope, materiality level and procedures of their audits, monitoring compliance with, and the quality and effectiveness of, the audit plans of the external auditors, and reviewing reports from the external auditors in relation to their major audit findings, management responses and action plans in relation to those findings, and reports from the external auditors on the implementation of those action plans; and
- reviewing and recommending to the Board the fees payable to the external auditors, pre-approving the performance by the external auditors of any non-audit related work in accordance with the Board's policy, and any proposed fees to be paid to the external auditors for that work, and monitoring compliance with the Board's policy on the performance by the external auditors of non-audit related work.

The Committee is also responsible for ensuring that Brambles' policy on Speaking Up is properly communicated and complied with throughout Brambles, for monitoring that policy, and for ensuring that appropriate protection against victimisation and dismissal is given to Brambles employees who make certain disclosures in the public interest.

A copy of the Audit Committee's charter giving full details of its duties and responsibilities can be found on the Brambles website at www.brambles.com.

In line with current best practice recommendations, the Audit Committee is comprised entirely of Non-executive Directors, all of whom the Board considers to be independent.

The members of the Audit Committee, including details of their relevant qualifications, are as follows:

- Mr Stephen Johns (Committee Chairman) had a long career as a senior Executive and Director of the Westfield Group, holding a number of positions including that of Finance Director from 1985 until 2002. He holds a Bachelor of Economics degree from the University of Sydney and is a Fellow of the Institute of Chartered Accountants in Australia.
- Mr Roy Brown is the Chairman of GKN plc and was an Executive Director of Unilever plc and Unilever NV. He has a Master of Business Administration degree from Harvard Business School.
- Sir David Lees is the Non-executive Chairman of Tate & Lyle plc and a Non-executive Director of QinetiQ Group plc and QinetiQ Holdings Limited. He had a long career as a senior Executive, Chairman and Chief Executive and Non-Executive Chairman of GKN plc and was a former member of the Court of the Bank of England. He is a Fellow of the Institute of Chartered Accountants in England and Wales.
- Mr Graham Kraehe AO is the Non-executive Chairman of Bluescope Steel Limited and a former Director of BIL from December 2000, and BIP from August 2001, until, in both cases, March 2004, when he retired due to his commitments as Chairman of National Australia Bank Limited. He has a Bachelor of Economics degree from Adelaide University.

During the year, Mr Allan McDonald retired as Chairman of the Audit Committee on 31 August 2005, following completion of the 2005 audit. Mr Stephen Johns succeeded Mr McDonald as Chairman of the Audit Committee from 1 September 2005. Mr Allan McDonald remained a member of the Committee until the conclusion of the 2005 Annual General Meetings, when he retired as a Director. Mr Kraehe was appointed to the Audit Committee on 12 December 2005 and Sir David Lees was appointed to the Audit Committee on 31 January 2006.

The Board considers that each of the members of the Audit Committee has recent and relevant financial experience, and an understanding of accounting and financial issues relevant to the industries in which Brambles operates.

Details of Audit Committee meetings held during the year, and attendance at those meetings, are set out in the Directors' Report on page 78.

4.2 NOMINATIONS COMMITTEE

The objective and purpose of the Committee is to support and advise the Board in fulfilling its responsibilities to shareholders in ensuring that the Board is comprised of individuals who are best able to fulfil the responsibilities of directors.

The Committee discharges these responsibilities by meeting regularly throughout the year and, among other matters:

- assessing periodically the skills required to discharge competently the Board's duties, having regard to Brambles' strategic direction, and assessing the skills currently represented on the Board by the Directors to determine whether those current skills meet the required skills as identified;
- reviewing the structure, size and composition (including the balance of skills, knowledge and experience) of the Board and the effectiveness of the Board as a whole, and keeping under review the leadership needs of Brambles, both executive and non-executive, with a view to ensuring the continued ability of Brambles to compete effectively in the marketplace;
- preparing a description of the role and capabilities required for any Board appointment; identifying suitable candidates to fill Board vacancies as and when they arise and nominating candidates for the approval of the Board;
- ensuring that, in determining the process for the identification of suitable candidates for appointment:
  - a search is undertaken by an appropriately qualified independent third party acting on a brief prepared by the Committee which identifies the skills sought;
  - the search is international, extending to those countries in which candidates with the necessary skills would ordinarily be expected to be found; and
  - candidates are considered from a wide range of backgrounds;
- ensuring that, on appointment, Non-executive Directors receive a formal letter of appointment, setting out the time commitment and responsibility envisaged in the appointment;
- in relation to any re-appointment of a Non-executive Director on conclusion of their specified term of office, undertaking a process of review of the retiring Non-executive Director's performance during the period in which they have been a member of the Board;
- reviewing annually the time commitment required of Non-executive Directors and carrying out performance evaluations to assess whether the Non-executive Directors are devoting enough time to fulfil their duties; and
- giving full consideration to appropriate succession planning, satisfying itself that processes and plans are in place in relation to both Board (particularly for the key roles of Chairman and Chief Executive Officer) and other senior appointments.

A copy of the Nominations Committee's charter giving full details of its duties and responsibilities can be found on the Brambles website at www.brambles.com.

The members of the Nominations Committee are Mr Don Argus AO (Committee Chairman), Mr Mark Burrows, Sir David Lees and Mr Jacques Nasser AO (who was appointed to the Nominations Committee on 23 August 2005).

Details of Nominations Committee meetings held during the year, and attendance at those meetings, are set out in the Directors' Report on page 78.

4.3 REMUNERATION COMMITTEE

The objective and purpose of the Committee is to assist the Board in establishing remuneration policies and practices which:

- enable Brambles to attract and retain executives and Directors who will create value for shareholders;
- fairly and responsibly reward executives having regard to the performance of Brambles, the performance of the executive and the general remuneration environment; and
- comply with the provisions of the UK Combined Code on Corporate Governance and any relevant UK legislation, and with the ASX Listing Rules and the Corporations Act 2001 (Australia).

The Committee discharges these responsibilities by meeting regularly throughout the year and, among other matters:

- determining and agreeing with the Board the broad policy for the remuneration of the Chief Executive Officer, the Chairman of the Board and other members of the senior executive team, and reviewing the ongoing appropriateness and relevance of the executive remuneration policy;
- determining the remuneration for the Executive Directors and the Company Secretary, reviewing the proposed remuneration for the senior executive team, ensuring that contractual terms on termination, and any payments made, are fair to the individual and Brambles, that failure is not rewarded and that the duty to mitigate loss is fully recognised, and, in determining such packages and arrangements, giving due regard to all relevant regulations and associated guidance;
- insofar as they impact on the Executive Directors and the senior executive team, approving the design of, and determining targets for, all cash-based executive incentive plans, and approving the total proposed payments from all such plans;
- keeping all equity based plans under review in the light of legislative, regulatory and market developments, determining each year whether awards will be made under such plans and whether there are exceptional circumstances which allow awards at other times, approving total proposed awards under each plan, and approving awards to Executive Directors and reviewing awards made to the senior executive team;
- annually reviewing and taking account of the remuneration trends across Brambles in its main markets; and advising on any major changes in employee benefit structures throughout Brambles;
- reviewing the funding and performance of Brambles' retirement plans and reporting to the Board; and
- selecting, appointing, and setting the terms of reference for, external remuneration consultants who advise the Committee in respect of the remuneration of the Executive Directors.

A copy of the Remuneration Committee's charter giving full details of its duties and responsibilities can be found on the Brambles website at www.brambles.com.

The Remuneration Committee is comprised entirely of Non-executive Directors, all of whom the Board considers to be independent.

The members of the Remuneration Committee are Mr Luke Mayhew (appointed to the Committee on 23 August 2005 and as Committee Chairman on 1 September 2005), Mr Jacques Nasser AO and Mr Mark Burrows. During the year, Sir David Lees retired as Committee Chairman and a member on 31 August 2005.

The Committee meets at least three times a year. Details of Remuneration Committee meetings held during the year, and attendance at those meetings, are set out in the Directors' Report on page 78. Details of Brambles' remuneration policy can be found in the Remuneration Report on pages 54 to 76.

5. Management committees

5.1 EXECUTIVE COMMITTEE

The Brambles Executive Committee assists in developing and implementing Brambles' strategic direction, and ensuring its resources are well managed. The Committee has a range of responsibilities, which include:

- reviewing business and corporate strategies;
- formulating major policies in areas such as succession planning and talent management, human resources management, information technology, risk management, communications, and post-investment project reviews;
- leading initiatives which may from time to time vary but now include:
  - Zero Harm;
  - diversity;
  - quality; and
  - customer listen and act; and
- leading the implementation of change processes.

Minutes of meetings of the Executive Committee are circulated to the Board.

The members of the Committee are Mr David Turner (Chief Executive Officer and Committee Chairman), Mr Michael Ihlein (Chief Financial Officer), Dr David Mezzanotte (Chief Operating Officer, CHEP), Mr Al Trujillo (President and Chief Executive Officer, Recall), Mr Tom Brown (Senior Vice President – Human Resources), Mr Paul Martinez (Senior Vice President – Strategy and Information Technology) and Mr Craig van der Laan de Vries (Senior Vice President – Legal and Mergers & Acquisitions and Company Secretary).

Mr Mark Luby was a member of the Committee during the year and until 7 July 2006, when his assignment in the role of Senior Vice President – Business Development was completed and he left Brambles.

Mr Jean-Louis Laurent was a member of the Committee during the year and will remain a member until 31 August 2006, when his employment will cease due to the sale of the Cleanaway and Brambles Industrial Services businesses.

5.2 GROUP RISK COMMITTEE

The Group Risk Committee assists the Board in fulfilling its corporate governance and oversight responsibilities by establishing, monitoring and reviewing internal control and risk management systems to safeguard shareholders' investment and Brambles' assets, ensuring compliance with, reviewing the effectiveness of, and continuously monitoring Brambles' internal control systems, and reporting to the Board on a regular basis.

Based on its review work, the Committee also prepares and submits to the Board a statement on internal control covering the previous year for inclusion in Brambles' annual report and accounts, in compliance with the Turnbull Guidance on Internal Control published in the UK, the ASX Corporate Governance Council's Principles of Good Corporate Governance and Best Practice Recommendations and with other best practice.

The Committee members are Mr Michael Ihlein (Chief Financial Officer and Committee Chairman), key managers from each business unit and senior executives from Brambles' risk management, legal and corporate (internal) audit functions.

A copy of the Group Risk Committee's Charter can be found on the Brambles website at www.brambles.com.

5.3 CORPORATE SOCIAL RESPONSIBILITY COMMITTEE

The Corporate Social Responsibility Committee assists the Board in providing leadership in the area of corporate social responsibility (CSR). Its activities have included consulting with stakeholders, the development of Brambles' CSR framework and policy, benchmarking through public indices such as DJSI and FTSE4Good Index and the regular review and monitoring of Brambles' CSR performance.

The members of the Committee are Mr Michael Ihlein (Chief Financial Officer and Committee Chairman), Mr David Turner (Chief Executive Officer), Mr Craig van der Laan de Vries (Senior Vice President – Legal and Mergers & Acquisitions and Company Secretary), Mr Tom Brown (Senior Vice President – Human Resources) and senior executives from Brambles' risk management, communications and legal functions. Other senior executives, particularly the Heads of Investor Relations, are also invited to attend as appropriate.

6. Accountability and audit

6.1 INTERNAL CONTROL AND RISK MANAGEMENT

The Board has overall responsibility for Brambles' systems of internal control, supported by management, and in particular by the Group Risk Committee, the Audit Committee and corporate (internal) audit. These systems are designed to ensure effective and efficient operations, including financial reporting and compliance with laws and regulations, with a view to limiting the risk of failure to achieve business objectives. It must be recognised, however, that internal control systems can provide only reasonable, and not absolute, assurance against the risk of material loss.

Key elements of Brambles' internal control systems include:

- a Code of Conduct that sets out an ethical and legal framework for all employees in the conduct of Brambles' business;
- financial systems to provide timely, relevant and reliable information to management and to the Board;
- appropriate formalised delegations and limits of authority consistent with Brambles' objectives;
- annual management declarations confirming, among other matters, the adequacy of internal control procedures and compliance with all regulatory and statutory requirements;
- a corporate (internal) audit function to provide assurance on the robustness of the ongoing internal control environment; and
- other sources of independent assurance, such as environmental audits, occupational health and safety audits and reports from the external auditors.

During the year, the Board reviewed the effectiveness of the internal control systems and risk management and will continue to do so on an ongoing basis by:

- considering and approving the budget and forward plan of each business;
- reviewing detailed monthly reports on business performance and trends;
- setting limits on delegated authority;
- receiving regular reports on Brambles' treasury activities, and reviewing treasury guidelines, limits and controls;
- receiving reports from the Group Risk Committee, which has a broad responsibility to assist the Board in monitoring and reviewing internal control and risk management systems; and
- receiving reports from the Audit Committee, which has a responsibility to assist the Board in reviewing internal financial controls.

The key elements of Brambles' business risk management systems are set out below:

- **Risk control** – risks to the achievement of business objectives are identified through a process of examination between Brambles' risk management team and functional process-owners. The identified risks are assessed in facilitated workshops in terms of their underlying causes, business consequences, external variables and controllability, current internal control effectiveness, likelihood of occurrence and overall risk priority. The resulting risk and control profiles are presented to the Board, together with a risk improvement program designed to increase the effectiveness of controls and manage the overall level of risk. This process forms part of the Board's annual review of the effectiveness of the systems of internal control.
- **Risk monitoring** – in addition to regular monitoring by the Group Risk Committee, risks and controls are reassessed by management on a biannual basis and reported to the Board along with details of progress in implementing the risk improvement program. The effectiveness of the specific risk controls and risk improvement programs are also periodically reviewed by corporate (internal) audit, and the results reported to the Group Risk Committee and the Board.

The principal risks and uncertainties facing Brambles are described below:

- **Global economic and business conditions** – Brambles has operations spread across a diverse range of countries and territories. It is subject to risk related to global economic and business conditions and climate. This may affect, among other things, profitability, demand for services, the solvency of counterparties and the ability to obtain additional finance.
- **Political sensitivity and instability** – Brambles has operations spread across a diverse range of countries and territories. It is subject to risk related to, and affected by, political developments and laws and regulations, such as forced divestiture of assets, nationalisation, restrictions on production, restrictions on imports and/or exports, boycotts, embargoes, war and other international conflicts, terrorism, civil unrest and local security concerns that threaten the safe and smooth operation of Brambles' business, price controls, tax increases and retroactive tax claims, expropriation of property, cancellation of contract rights, and environmental regulations.
- **Force majeure** – Brambles is subject to the risk of strikes, terrorism, war, fire, flood, earthquakes and other acts of God and other acts outside its control. Some of these risks may be uninsurable.
- **Loss of key customers** – Brambles is subject to the risk of losing a significant number of key customers, whether to competitors, new entrants or substitute technologies. This would potentially have an impact on revenue, cost base, economies of scale and value of existing assets.
- **Loss of senior management** – Brambles is subject to the risk of losing one or more of its senior management team. Such a loss could affect its business until a suitable replacement is found. There may be a limited number of persons with the requisite skills to serve in such positions.
- **Reduction in demand by customers** – Brambles is subject to the risk of a reduction in customer demand for its services.
- **Limitation on ability to obtain additional capital** – The ability of Brambles to obtain additional capital on acceptable terms or at all may fluctuate, and may be affected by general economic conditions, the terms of existing or future debt facilities, or other factors. Any limitation on the ability to obtain additional capital may materially and adversely affect business.
- **Impact of, and changes in, competition** – Brambles operates in a competitive environment. Many of the markets in which it operates are served by numerous competitors. Some of Brambles' competitors may have greater financial resources, greater geographical diversification, greater brand recognition and/or be better able to withstand adverse market conditions within the industry or generally.
- **Impact of future acquisitions** – Brambles may from time to time acquire additional undertakings or assets. It may therefore be subject to the risk of loss or liability, whether contractual, tortious, fiscal or otherwise arising from such acquisitions.
- **Credit risk on counterparties** – Brambles is subject to the risk that any counterparty to a contract to which Brambles or one of its subsidiaries is a party may fail to meet its obligations due to that counterparty's insolvency, immunity, refusal or inability to meet such obligations. Such failure could affect the Brambles business.
- **Market size** – Brambles is subject to the risk that the market for its services reduces in size and/or scope.
- **Operational hazards** – Brambles is subject to the risk of various operational hazards including, but not limited to, industrial accidents, road traffic or other transportation accidents involving its vehicles or employees, fire, leaks, flooding and other hazards.
- **Contract management – Recall** – Brambles is subject to risks associated with contract management by Recall. Part of Recall's business is the storage of its customers' information and other goods. To manage the risk of loss of its customers' information and goods, Recall maintains appropriate fire protection and other loss control measures. Nevertheless it is possible that future claims could exceed the level or scope of Brambles' insurance and that provisions in the company's accounts for self-insured risks could prove insufficient.
- **Equipment control and quality – CHEP** – Brambles is subject to the risk that the operating and capital costs of CHEP may fluctuate because of the equipment pool operated by CHEP. These costs are sensitive to the efficiency and effectiveness of the control and quality standards employed. To ensure the profitability and sustainability of its pool, CHEP optimises the pool type and equipment control and quality. CHEP closely monitors the performance of each equipment pool.
- **Impact of possible changes in legislation and taxation and regulatory policies** – Brambles is subject to the risk of change in legislation, taxation, regulations and policy in the countries and territories in which it operates. These changes can affect land tenure, transportation, pricing, environmental protection, social impact, exports, taxes and foreign exchange.
- **Risk of litigation due to the nature of some operations** – Brambles is, due to the nature of some of its operations, subject to claims for personal injury or property damage resulting from the use of its products or services. Brambles is also subject to the risk of claims arising from motor vehicle accidents in which delivery and service personnel and/or vehicles are involved and claims arising from Recall's data protection operations and secure destruction services.
- **Competition laws** – Brambles could, by virtue of its position in the markets in which it operates, be exposed to the risk of various issues arising under Australian, UK, European, US or other competition law regimes. These could constrain Brambles' trade practices, and, in particular, could prevent it from discriminating between its customers in setting prices, from charging excessive prices and from requiring its customers to commit exclusively to Brambles' services. If Brambles were found to be in breach of applicable competition laws or regulations, it could be subject to significant fines and/or liable for third party damages.

- **System and technological failures and service disruption** – The business of Brambles relies on the continuing operation of its information technology and communications systems. Interruption or failure of these systems due to accidental or deliberate failure on the part of third party service providers to provide services or any other reason could impair Brambles' ability to provide its services effectively. This could damage its reputation if users believe its systems are unreliable and could result in reduced usage. This in turn could have an adverse effect on its ability to attract and retain customers.

6.2 FINANCIAL REPORTING AND GOING CONCERN

Brambles operates under a DLC structure, which requires compliance with the corporate and accounting regulations of both Australia and the UK. Consistent with the fact that Brambles constitutes a single economic entity, the Board has published consolidated financial statements for the Group prepared in accordance with IFRS and AIFRS.

The Directors confirm that they are satisfied that Brambles has adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements for Brambles and each of BIL and BIP.

6.3 EXTERNAL AUDIT

PricewaterhouseCoopers has been engaged by the Board to act as external auditors to Brambles since the 2002 financial year. Under the terms of engagement, the Australian and UK audit engagement partners will rotate every five years.

The Audit Committee is responsible for making recommendations on the appointment, evaluation and dismissal of external auditors, setting fees and reviewing the independence and objectivity of the external auditors.

The Board remains committed to its policy relating to the performance of non-audit work by external auditors, so as to safeguard the external auditors' objectivity and independence. As noted in the 2002 Annual Report, this is achieved by prohibiting non-audit work where independence may be compromised or conflicts arise. Prior consultation with, and approval of, the Audit Committee is required wherever management recommends that the external auditors undertake non-audit work. Management consultancy, information technology implementation and specialist internal audit work will not be performed by the external auditors.

Details of the amounts paid to the external auditors during the year for audit and non-audit services are set out in Note 34 to the consolidated financial statements on page 137.

7. Share ownership and dealing

Details of Brambles' shares held by Directors are set out on pages 61, 62 and 71. The Board has put in place policies covering dealings in securities by Directors, senior executives and individuals located in Brambles' corporate offices. These are contained in a Securities Trading Policy, a copy of which can be found on the Brambles website at www.brambles.com.

The policy is designed to ensure that shareholders, customers and the international business community have confidence that Brambles' Directors and senior executives are expected to comply with the law and best practice in corporate governance, and handle confidential information lawfully and with integrity.

Under this policy, Directors and relevant employees are required to obtain approval before dealing in Brambles' securities, and are prohibited from such dealing at certain times.

Any dealings in Brambles' shares by a Director are reported to Brambles within five business days of effecting such dealings. The ASX and a UK regulatory information service are notified of these transactions within applicable time limits.

8. Corporate social responsibility

Brambles is committed to meeting high standards of compliance with respect to its health, safety, environmental and community responsibilities, which are essential to the way in which Brambles' businesses operate.

A Corporate Social Responsibility Report addressing these issues can be found on pages 31 to 37, and on the Brambles website at www.brambles.com.

9. Brambles Code of Conduct

Brambles has a Code of Conduct, which provides an ethical and legal framework for all employees in the conduct of Brambles' business. The Code of Conduct defines how Brambles relates to its shareholders, employees, customers, suppliers and the community. Further details of the content of the Code of Conduct are set out in the Corporate Social Responsibility Report. A copy of the Code of Conduct can be found on the Brambles website at www.brambles.com.

10. Compliance

10.1 ASX CORPORATE GOVERNANCE COUNCIL'S PRINCIPLES OF GOOD CORPORATE GOVERNANCE AND BEST PRACTICE RECOMMENDATIONS

The Board considers that, during the year and as at the date of the Directors' Report, Brambles was in compliance in all material respects with the ASX Corporate Governance Council's Principles of Good Corporate Governance and Best Practice Recommendations.

10.2 UK COMBINED CODE ON CORPORATE GOVERNANCE

The Listing Rules of the UK Listing Authority require UK-listed companies to report on the manner in which they apply the principles set out in section 1 of the Combined Code on Corporate Governance. The Code lays down rules dealing with directors, directors' remuneration, accountability and audit, and relations with shareholders.

Sections 1 to 9 of this report and the Remuneration Report on pages 54 to 76 set out how Brambles has applied these principles. The Board considers that Brambles was in compliance with section 1 of the Combined Code on Corporate Governance during the year and as at the date of this report.

The Board will continue to take steps it considers appropriate to ensure Brambles' compliance with the relevant governance requirements.

DIRECTORS' REPORT – REMUNERATION REPORT

Contents

Certain disclosures required by Part 3 of Schedule 7A to the United Kingdom Companies Act 1985 are referred to in the UK as the "auditable part" of this Remuneration Report. The contents of this Remuneration Report that have been audited and form the "auditable part" comprise the following sections: Section 4.2*; Section 4.3; Section 4.4; Section 6.3; Section 6.4*; Section 6.5; and Section 8.4* (*with the exception of the value of equity based awards). This Remuneration Report includes all disclosures required by Corporations Act 2001 (Australia), regulations made under that Act and Australian Accounting Standard AASB 124 "Related Party Disclosures". The disclosures required by AASB 124 have been audited.

Glossary of terms (in addition to main glossary on page 171)

At Risk	Elements of remuneration which are linked to performance
Disclosable Executives	Those executives whose details are required to be disclosed in this report, being Key Management Personnel and Other Senior Executives
Fixed	Those elements of remuneration (generally consisting of base salary & benefits) which are not linked to performance
Group	The Brambles Group of companies comprising BIL, BIP and their subsidiary and joint venture companies
Key Management Personnel	Those persons having authority and responsibility for planning, directing and controlling the activities of the Group, and who have been a member of the Executive Committee of Brambles for some or all of the Year
KPIs	Key Performance Indicators or metrics, performance against which determines the size of STI Cash Awards
Mitigate Loss on Termination	A contractual provision under which any termination payments made would be reduced by any value to be received under any new employment
Brambles Limited	The new single holding company, under which, if unification of the DLC proceeds, the existing DLC structure will be held. Brambles Limited will have a primary listing on the ASX and a secondary listing on the LSE
Other Senior Executives	The five most highly paid executives of each of the Group and the BIL parent company
TSR	Total Shareholder Return, which measures the return to shareholders from any growth in a company's share price and dividends reinvested over a specified period
2001 Option Plans	The Brambles Industries Limited 2001 Executive Share Option Plan, and the Brambles Industries plc 2001 Executive Share Option Plan
2001 Share Plans	The Brambles Industries Limited 2001 Executive Performance Share Plan, and the Brambles Industries plc 2001 Executive Performance Share Plan
2004 Share Plans	The Brambles Industries Limited 2004 Performance Share Plan, and the Brambles Industries plc 2004 Performance Share Plan

1. Remuneration Committee

The Remuneration Committee (**Committee**) operates under delegated authority from the Boards of Directors of BIL and BIP (**Board**). Its activities are governed by terms of reference, available on the Brambles website www.brambles.com. The Committee's responsibilities include: recommending overall remuneration policy to the Board; approving the remuneration arrangements for both the Executive Directors and the Company Secretary; and reviewing the remuneration policy and individual arrangements for other senior managers.

The current members of the Committee are Mr Luke Mayhew (Chairman), Mr Mark Burrows and Mr Jacques Nasser AO, all of whom are independent Non-executive Directors. Sir David Lees retired as Chairman and a member of the Committee on 31 August 2005.

The Committee is required to meet at least twice a year, and met on eight occasions during the financial year ended 30 June 2006 (**Year**). The Chairman of the Board, Chief Executive Officer and the Senior Vice President – Human Resources attended meetings by invitation and assisted the Committee in its deliberations, but not when their own remuneration arrangements were discussed.

Deloitte & Touche LLP (**Deloitte**) were appointed by the Committee as its principal advisers, providing market information and general remuneration advice. A full list of the advisers who provided data or consulting services to the Committee during the Year, together with details of other services provided by them to the Group, can be found on the Brambles website www.brambles.com.

2. Remuneration policy and structure

The Board aims to have in place a remuneration policy for the Group which is consistent with its business objectives, and which can: attract and retain high calibre executives; align executive rewards with the creation of shareholder value; and motivate executives to achieve challenging performance levels.

It is the Group's policy that service contracts for senior managers (including the Company Secretary) should have no fixed term, but should be capable of termination on a maximum of 12 months' notice, with the Group retaining the right to terminate the contract immediately, by making a payment equal to no more than 12 months' pay in lieu of notice. Some executives (but not the Executive Directors) have pre-existing service contracts that contain notice periods that exceed 12 months, or are based in countries where higher severance terms apply.

When setting and reviewing remuneration levels for the Executive Directors and other members of the Executive Committee, the Committee considers the experience, responsibilities and performance of the individual and takes account of market data relevant to the individual's role and location, and the company's size, geographic spread and complexity. Brambles' remuneration policy is to pay at the median level of remuneration for target performance and to provide upper quartile rewards for outstanding performance.

Remuneration is divided into Fixed and At Risk components.

2.1 FIXED REMUNERATION

Fixed remuneration generally consists of base salary and benefits. However, the Executive Directors and certain other managers based in Australia are provided with an annual Total Fixed Remuneration (**TFR**) amount, and have flexibility as to the precise mixture of cash and benefits they receive within that amount. These benefits are provided at cost and are inclusive of any Fringe Benefits Tax (**FBT**) charge to the Company. They could include motor vehicles, health care, and disability and life insurance. Senior managers who are not covered by TFR, may receive similar benefits in addition to their base salary.

Brambles provides a range of retirement and death-in-service benefits to senior managers, which reflect local statutory requirements and market practice. Since the formation of the DLC in 2001, retirement benefits have been standardised wherever possible. However, some legacy arrangements continue to exist, giving rise to differences in entitlements between executives at similar levels. No retirement benefits are provided to the Executive Directors beyond their TFR amount.

Some retirement benefits are delivered under defined benefit plans. The Committee considers that these types of plans have the potential to create an unreasonable financial burden on the Company and has therefore resolved that no new members will be admitted to such plans, save in exceptional circumstances.

The Committee has reviewed the impact of the lifetime allowance (applicable to pensions in the UK with effect from 6 April 2006), and has determined that affected individuals will be given the opportunity to opt out of their pension scheme for future service and receive instead an annual cash allowance (which will not compensate for the additional tax arising from the new legislation). The Executive Directors are based in Australia, and are not therefore affected by this policy.

As an international group, Brambles operates an international mobility policy which can include the provision of housing, payment of relocation costs and other location adjustment expenses where appropriate. Mr Luby did, and Mr Turner does currently receive some such benefits.

In addition to those elements of remuneration which are fixed, a significant element of senior managers' total potential reward is required to be At Risk. This means that an individual's maximum potential remuneration may be achieved only in circumstances where they have met challenging objectives which contribute to Brambles' overall profitability and performance for the benefit of all shareholders.

2.2 AT RISK REMUNERATION

At Risk remuneration is provided to Brambles' senior managers through short term incentive (**STI**) and long term incentive (**LTI**) arrangements. All of the incentive plans under which awards to Executive Directors and the Disclosable Executives are still to vest or be exercised are summarised either in the table below or in Section 8.3.

Brambles' current incentive arrangements were approved by shareholders at the 2004 Annual General Meetings of BIL and BIP (**AGMs**), with a 98% vote in favour. These arrangements include four different types of award, the key features of which are summarised below:

	Nature of award	Size of award	Vesting conditions	% vesting at "Threshold performance level"	Performance/ vesting period	Life of award
STI Cash Award	Cash	Based on performance against KPIs for the financial year just ended	N/A	N/A	N/A	N/A
STI Share Award	Share rights	Up to 100% of size of STI Cash Award	Time	N/A	3 years	Maximum of 6 years
Enhanced STI Share Award	Share rights	Up to 50% of size of STI Share Award	Time & Relative TSR Hurdle (between 37th & 25th[45] out of 100)	4%	3 years	Maximum of 6 years
LTI Award	Share rights	% of salary/TFR	Time & Relative TSR Hurdle (between 50th & 25th[45] out of 100)	30%	3 years	Maximum of 6 years

Further information on Brambles' current incentive arrangements is provided below.

Senior managers have the opportunity to receive an annual STI Cash Award based on performance against specific, predetermined Key Performance Indicators (**KPIs**). The KPIs chosen for the Year (in addition to an individual's personal and safety objectives) were Brambles Value Added (**BVA**), Management Profit After Tax (**PAT**) and Cash Flow From Operations (**CFO**). BVA helps ensure the efficient use of capital within Brambles; PAT captures interest and tax charges which are not directly incorporated in BVA; and CFO is a key measure of a company's ability to pay dividends and pursue growth opportunities, and is used by many analysts as a basis for valuing companies.

During the Year, grants of STI Share Awards, Enhanced STI Share Awards and LTI Awards, took the form of rights over **Share Units** most of which consisted of rights over one Brambles Industries Limited (**BIL**) share and one Brambles Industries plc (**BIP**) share. However, in some situations Share Units were awarded consisting of two shares in one of those companies.

Under the current policy of the Committee, the relationship between an STI Cash Award and an STI Share Award is 50:50 at the Executive Committee level and around 60:40 for other senior managers for a full normal year.

An STI Share Award normally vests three years after grant provided the participant is still employed in the Group.

The size of an Enhanced STI Share Award is determined by the Board, as being up to half the size of the corresponding STI Share Award. The size of an LTI Award is a predetermined percentage of salary/TFR. Vesting of both of these types of award, normally only occurs three years from the date of award and is dependent on the participant still being employed in the Group, and the extent to which the performance condition is met.

The relative TSR performance condition applicable to both of these types of award, relates to the combined TSR ranking over the three year Performance Period of BIL against the S&P/ASX 100, and BIP against the FTSE 350. The TSR calculations are based on average daily closing share prices in the three months immediately preceding the start and the end of that period. The level of vesting of awards depends on where Brambles falls in that ranking (see the table on previous page for details). In addition, the Committee must be satisfied that the financial performance of Brambles over the period has been at an acceptable level. A relative TSR performance condition helps ensure that value is only delivered to participants if the investment return actually received by Brambles' shareholders is sufficiently high relative to the return they could have received by investing in a portfolio of alternative stocks over the same period.

The market value of equity awards made to any person in any financial year, should not normally (and did not during the Year) exceed two times their TFR. However, the Remuneration Committee may increase this limit to three times TFR in exceptional circumstances.

The way the awards work is summarised below:



Equity award date
Vesting date
(3rd anniversary of equity award date)
STI Cash Award
Size determined by performance against KPIs for Financial Year just ended.
STI Share Award
Size normally derived from size of STI Cash Award.
Awards vest subject to continued employment at 3rd anniversary of grant.
Enhanced STI Share Award
Up to 50% of size of corresponding STI Share Award.
Awards vest subject to continued employment at 3rd anniversary of grant, and relative TSR ranking of between 37th and 25th out of 100 over Performance Period.*
LTI Award
Size calculated as % of salary/TFR.
Awards vest subject to continued employment at 3rd anniversary of grant, and relative TSR ranking of between 50th and 25th out of 100 over Performance Period.*
Start of Financial Year 1
End of Financial Year 3
*Performance Period
Vesting depends upon relative TSR ranking during three months prior to start of this period, compared with that during final three months of period.

More detailed information on Brambles' current incentive arrangements can be found in the plan rules on Brambles' website at www.brambles.com.

3. Performance of Brambles

Brambles' remuneration policy is directly linked to its performance, both in terms of earnings and creation of shareholder wealth. This link is achieved in the following three ways: first by placing a significant portion of executives' remuneration At Risk; second by selecting appropriate KPIs for annual STI Cash Awards, and performance conditions for equity awards; and third by requiring those KPIs or conditions to be met in order for the At Risk component of reward to be awarded or to vest.

The key levels of performance possible against each of the financial KPIs relevant to the STI awards for the Year were: Threshold (the minimum necessary to qualify for the awards); Target (where the performance targets have been met); and Maximum (where the targets have been exceeded, and the related rewards have reached their upper limit).

The actual levels of performance achieved by the Group during the Year against the financial KPIs were as detailed below. These outcomes determined the level of this Year's STI Cash Awards to the Executive Directors. (STI Cash Awards to other Disclosable Executives were determined by performance against similar KPIs, but in some cases those KPIs related to relevant business units below Group level.)

KPIs[42]	Level of performance achieved by the Group during the Year[42]
BVA	Maximum
CFO	Maximum
PAT	Maximum

See Section 8.5 for footnotes

The following charts and tables illustrate the relationship between Brambles' remuneration policy and its relative TSR and Earnings per share (**EPS**) performance over various periods to 30 June 2006[1].

The following charts show the level of vesting of equity awards which is either triggered by performance over the periods shown, or which would be triggered if the current level of performance were maintained until the earliest testing date for the relevant award. All awards made under the 2001 Option Plans are subject to retesting. The graphs relate to awards made in the financial year to 30 June:

2002 UNDER 2001 OPTION PLANS


Total shareholder return (%)
300
250
200
150
100
50
0
100%
0%
Aug 01
Jun 02
Jun 03
Jun 04
Jun 05
Jun 06
BIP
FTSE 100
BIL
ASX 50
Vesting triggered by performance to 30 June 06

2003 UNDER 2001 OPTION PLANS


Total shareholder return (%)
300
250
200
150
100
50
0
100%
0%
Jun 02
Jun 03
Jun 04
Jun 05
Jun 06
BIP
FTSE 100
BIL
ASX 50
Vesting triggered by performance to 30 June 06

2004 UNDER 2001 OPTION PLANS


Total shareholder return (%)
300
250
200
150
100
50
0
100%
0%
Jun 03
Jun 04
Jun 05
Jun 06
BIP
FTSE 100
BIL
ASX 50
Vesting triggered by performance to 30 June 06

2005 UNDER 2004 SHARE PLANS


300
250
200
150
100
50
0
Total shareholder return (%)
100%
0%
Jun 04
Jun 05
Jun 06

BIP FTSE 350 BIL ASX 100
◀ Vesting implied if performance to 30 June 06 maintained until 30 June 07

2006 UNDER 2004 SHARE PLANS


300
250
200
150
100
50
0
Total shareholder return (%)
100%
0%
Jun 05
Jun 06

BIP FTSE 350 BIL ASX 100
◀ Vesting implied if performance to 30 June 06 maintained until 30 June 08

The TSR performance of BIL and BIP for the financial years since the formation of the DLC on 7 August 2001, against readily available broad equity market indices (as required by the relevant UK disclosures), was as follows:

TOTAL RETURN INDICES


300
250
200
150
100
50
0
Total shareholder return (%)
Aug 01
Jun 02
Jun 03
Jun 04
Jun 05
Jun 06

BIP FTSE 350 Support Services BIL ASX 200

The following table shows Brambles' compound EPS growth rate per annum for each of the three periods to 30 June 2006 which are relevant to the vesting of various awards under the 2001 Share Plans. The level of vesting triggered by such performance is also shown.

Relevant to awards made during financial year ended 30 June:	Base year for award (financial year ended 30 June):	Base year EPS (pence)[40]:	EPS for Year[40]:	Elapsed years in performance period:	Compound EPS growth p.a.:	Vesting triggered by performance to 30 June 2006 (as % of original award):
04	03	11.5	20.2	3	20.7%	100.0%
03	02	12.9	20.2	4	11.9%	70.9%
02	01	13.3	20.2	5	8.7%	40.9%

The table below shows the highest and lowest market price during the Year, and the market price as at 30 June 2006, for BIL and BIP shares:

	Highest price in Year	Lowest price in Year	Price at 30 June 2006
BIL	A$11.40 (10 May 2006)	A$8.00 (8 July 2005)	A$11.00
BIP	460.25p (27 April 2006)	303.75p (7 July 2005)	430p

4. Executive Directors' disclosures

4.1 EXECUTIVE DIRECTORS' REMUNERATION ARRANGEMENTS AND SERVICE CONTRACTS

4.1.1 Chief Executive Officer's remuneration arrangements

Mr Turner's TFR as at 30 June 2006 was £1,133,652, and was increased to £1,190,335 with effect from 1 July 2006.

The tables in Section 4.2 contain details of the amounts paid to him during the Year, and the value of the At Risk component of his annual remuneration.

Mr Turner has been permitted to act as a non-executive director of Whitbread plc and of the Commonwealth Bank of Australia, and to retain fees in relation to those appointments. His fees from Whitbread plc amounted to £35,833 for the Year (£40,000 for 2005). He resigned from this appointment with effect from 2 March 2006. He was appointed to the Board of the Commonwealth Bank of Australia with effect from 1 August 2006, and there are no fees to report for the Year.

4.1.2 Chief Executive Officer's service contract

Mr Turner is a resident of Australia and his service contract is governed by relevant Australian law. He is employed under the terms of his original service contract with BIL dated 26 July 2001, as amended at various times, and most significantly on his appointment to Chief Executive Officer on 21 October 2003.

His service contract, which is a continuing contract of employment, may be terminated without cause by BIL on giving 12 months' notice, and by Mr Turner on giving six months' notice. Brambles has the right to terminate immediately the contract by paying to Mr Turner his annual TFR, plus an STI payment determined by performance against the agreed KPIs and pro rated for service.

On termination he would also be entitled to any accrued entitlements such as earned but untaken annual leave.

Mr Turner is required to Mitigate Loss on Termination.

To the extent that it deviates from the provisions of the normal plan rules, the treatment of Mr Turner's unvested equity awards upon termination of employment (ie in the event of his resignation, or termination by BIL for any reason other than for cause), is summarised below. Mr Turner will be permitted to exercise all:

- options granted to him (under the 2001 Option Plan) prior to and including the 2003 grants, and share rights granted to him in 2003 (under the 2001 Share Plan), to the extent the performance condition has been satisfied; and
- share rights granted to him (under the 2001 Share Plan) up to and including the 2002 grant, to the extent the performance condition has been satisfied, and subject to pro-rating for service.

In addition, the Board has agreed that if Mr Turner ceases employment with the Group other than for cause, death, illness, injury, disability, redundancy or sale of his employer outside Brambles, the Board will exercise its discretion in respect of awards made under the 2004 Share Plan to deem his reason for leaving to be retirement.

4.1.3 Chief Financial Officer's remuneration arrangements

Mr Ihlein's TFR as at 30 June 2006 was A$1,725,000[41], and was increased to A$1,811,250 with effect from 1 July 2006.

The tables in Section 4.2 contain details of the amounts paid to him during the Year, and the value of the At Risk component of his annual remuneration.

4.1.4 Chief Financial Officer's service contract

Mr Ihlein is a resident of Australia and his service contract is governed by relevant Australian law.

Mr Ihlein's service contract, which is a continuing contract of employment, may be terminated without cause by BIL on giving 12 months' notice, and by Mr Ihlein on giving six months' notice. Brambles has the right to terminate immediately the contract by paying to Mr Ihlein his annual TFR.

On termination he would also be entitled to any accrued entitlements such as earned but untaken annual leave.

Mr Ihlein is required to Mitigate Loss on Termination.

4.2 EXECUTIVE DIRECTORS' REMUNERATION FOR THE YEAR

The following table shows details of the total remuneration and benefits provided to the Executive Directors for the Year by both BIL and BIP, together with prior year comparators. The TFR amounts shown are those to which they were entitled for the Year, and which they elected to receive in a combination of one or more of the following elements: cash salary payments; Directors' fees; pension contributions and motor vehicle benefits.

US$'000		Short term employee benefits			Post employment benefits	Other			Share based payment	
Name	Year	Cash/salary/ TFR/fees	Cash bonus	Non-monetary benefits	Super-annuation	Termination /sign on payments	Other	Total before equity	Options/ awards[2]	Total
	2006	**2,122**	**1,336**	**797[46]**	**–**	**–**	**–**	**4,255**	**1,972**	**6,227**
D J Turner	2005	2,015	1,274	492	–	–	–	3,781	1,284	5,065
	2006	**1,301[3]**	**672**	**8[46]**	**–**	**–**	**–**	**1,981**	**769**	**2,750**
M F Ihlein	2005	1,143	558	44	–	226[4]	–	1,971	414	2,385
	2006	**3,423**	**2,008**	**805**	**–**	**–**	**–**	**6,236**	**2,741**	**8,977**
Totals	2005	3,158	1,832	536	–	226	–	5,752	1,698	7,450

See Section 8.5 for footnotes.

The table below confirms the percentage of the Executive Directors' normal annual remuneration which is At Risk (versus Fixed), and the percentage of the value of their remuneration for the Year that consists of options and share rights:

	Fixed[5]	At Risk[5]	Options & share rights[6]
D J Turner	39%	61%	34%
M F Ihlein	47%	53%	33%

See Section 8.5 for footnotes.

4.3 EXECUTIVE DIRECTORS' BONUSES AND EQUITY BASED AWARDS

The table below shows details of equity based awards made to the Executive Directors during the Year of rights to BIL shares under the 2004 Plans. All of the awards shown were made on 21 October 2005, have a vesting date of 21 October 2008, and an expiry date of 21 October 2011. The estimated maximum and minimum possible total future value of these awards is also detailed. However, none of these awards vested or were forfeited during the Year[16].

The table below also shows the STI Cash Award expected to be paid to the Executive Directors shortly in respect of performance during the Year, expressed as a percentage of the amount which would have been paid, had all of their KPIs been achieved at Maximum (with the balance being forfeited).

Name	Type of award	Number	Value at grant US$'000[11]	Minimum future value of awards yet to vest US$'000[12]	Maximum future value of awards yet to vest US$'000[13]	% STI cash paid/equity vested[14]	% STI cash/equity forfeited[14]
	STI Cash Award[7]	N/A	N/A	N/A	N/A	98%	2%
	STI Share Award[8]	195,122	1,117	–	1,117	0%	0%
	Enhanced STI Share Award[9]	97,562	266	–	266	0%	0%
	LTI Award [10]	272,568	870	–	870	0%	0%
D J Turner	**Total**	**565,252**	**2,253**	–	**2,253**	**N/A**	**N/A**
	STI Cash Award[7]	N/A	N/A	N/A	N/A	98%	2%
	STI Share Award[8]	89,180	511	–	511	0%	0%
	Enhanced STI Share Award[9]	44,590	122	–	122	0%	0%
	LTI Award [10]	120,398	384	–	384	0%	0%
M F Ihlein	**Total**	**254,168**	**1,017**	–	**1,017**	**N/A**	**N/A**

See Section 8.5 for footnotes.

4.4 EXECUTIVE DIRECTORS' SHAREHOLDINGS AND INTERESTS IN OPTIONS/SHARE RIGHTS

The table below shows details of BIL and BIP shares in which the Executive Directors held relevant interests against each of the following headings:

- Ordinary shares, being issued shares held by them and their connected persons;
- Options, being awards made under the 2001 Option Plans; and
- Share rights, being awards made on or before 30 June 2004 under the 2001 Share Plans, or awards made after that date under the 2004 Share Plans.

Executive Directors were required to have a minimum shareholding of 5,000 shares in BIL and/or BIP by 31 July 2005. Over the five year period commencing 1 October 2004, the Chief Executive and Chief Financial Officer must, as a minimum, achieve and maintain a shareholding equal to 150% and 75% respectively of TFR before tax.

		Balance at start of Year	Granted during Year as remuneration		Granted as remuneration & exercised during Year		Granted as remuneration & lapsed during Year[15]		Changes during Year	Aggregate value of rights granted, exercised & lapsed during Year	Balance at end of Year	Vested & exercisable at end of Year[16]
Name	Holdings	No.	No.	Value at grant US$'000[11]	No.	Value at time of exercise US$'000	No.	Value at time of lapse US$'000	No.	US$'000	No.	No.
D J Turner	Ordinary shares[26]	225,577	–	–	N/A	N/A	N/A	N/A	–	–	225,577	–
	Options											
	As of 7 August 2001	278,300	–	–	–	–	–	–	–	–	278,300	–
	5 September 2002	540,740	–	–	–	–	–	–	–	–	540,740	–
	10 September 2003	735,832	–	–	–	–	–	–	–	–	735,832	–
	As of 14 October 2003	665,398	–	–	–	–	–	–	–	–	665,398	–
	Total	2,220,270	–	–	–	–	–	–	–	–	2,220,270	–
	Share rights											
	As of 7 August 2001	225,841	–	–	–	–	–	–	–	–	225,841	–
	As of 7 August 2001	83,300	–	–	–	–	–	–	–	–	83,300	–
	5 September 2002	147,406	–	–	–	–	–	–	–	–	147,406	–
	10 September 2003	192,090	–	–	–	–	–	–	–	–	192,090	–
	As of 14 October 2003	183,776	–	–	–	–	–	–	–	–	183,776	–
	24 November 2004	192,602	–	–	–	–	–	–	–	–	192,602	–
	24 November 2004	96,302	–	–	–	–	–	–	–	–	96,302	–
	24 November 2004	360,560	–	–	–	–	–	–	–	–	360,560	–
	21 October 2005	–	195,122	1,117	–	–	–	–	–	1,117	195,122	–
	21 October 2005	–	97,562	266	–	–	–	–	–	266	97,562	–
	21 October 2005	–	272,568	870	–	–	–	–	–	870	272,568	–
	Total	1,481,877	565,252	2,253	–	–	–	–	–	2,253	2,047,129	–
M F Ihlein	Ordinary shares[24]	50,000	–	–	N/A	N/A	N/A	N/A	50,000	–	100,000	–
	Options	–	–	–	–	–	–	–	–	–	–	–
	Share rights											
	24 November 2004	102,292	–	–	–	–	–	–	–	–	102,292	–
	24 November 2004	51,146	–	–	–	–	–	–	–	–	51,146	–
	24 November 2004	366,032	–	–	–	–	–	–	–	–	366,032	–
	21 October 2005	–	89,180	511	–	–	–	–	–	511	89,180	–
	21 October 2005	–	44,590	122	–	–	–	–	–	122	44,590	–
	21 October 2005	–	120,398	384	–	–	–	–	–	384	120,398	–
	Total	519,470	254,168	1,017	–	–	–	–	–	1,017	773,638	–

See Section 8.5 for footnotes.

5. Disclosable Executives' disclosures

5.1 DISCLOSABLE EXECUTIVES' SERVICE CONTRACTS

Name & Role(s)	Contract type & any special terms	Salary/TFR	Termination	Pension
Key Management Personnel				
J-L Laurent President, Brambles Industrial Services, and Cleanaway UK & Asia Pacific	Fixed term UK contract which terminates on 1 December 2007, and fixed term Belgian contract which terminates on 31 January 2008. Early termination date of 31 August 2006 agreed.	Basic remuneration (from all sources within the Group) of Euro 676,000 at date of termination.	Termination benefits disclosed in Section 5.2. At the August Committee meeting it was agreed that in addition to the cash bonus amounts disclosed in Section 5.2, he would be paid 80% of basic remuneration based principally on the divestment outcomes for the businesses he was managing.	Final salary pension promise equal to lump sum of five times last annual basic remuneration minus estimated Belgian social security pension, payable at age 60. Supporting insurance arrangements in place.
M B Luby President, CHEP Europe, Asia-Pacific & Africa, until 31 August 2005. Senior Vice President Business Development, Brambles, from 1 September 2005	Continuing contract terminated on 7 July 2006. Brambles has certain outstanding tax equalisation obligations in respect of the terms which applied to him when on assignment to the UK.	Base salary of A$832,000 at date of termination.	Termination benefits fully disclosed in Section 5.2.	In addition to defined contribution basic pension arrangements, he also had a final salary pension promise. The difference between the provision held as at 30 June 2005 in respect of that promise, and the payout made to him upon the termination of his employment, has been fully disclosed in Section 5.2.
D Mezzanotte President, CHEP Americas, until 31 August 2005. Currently Chief Operating Officer, CHEP	Continuing contract.	On promotion, increased from US$425,000 to US$700,000 with retrospective effect from 1 July 2005. Increased to US$735,000 with effect from 1 July 2006.	May be terminated without cause, by employer giving 12 months' notice, or employee giving 6 months' notice. Payments in lieu of notice calculated by reference to annual base salary, car allowance and on-target STI Cash Award opportunity. Insurance benefits continued during this period. Outplacement services provided for up to 6 months.	Defined contribution arrangements.
A Trujillo President & CEO, Recall	Continuing contract.	Base salary of US$460,000 until 30 June 2006. Increased to US$483,000 with effect from 1 July 2006.	May be terminated without cause, by employer giving 12 months' notice, or employee giving 6 months' notice. Payments in lieu of notice calculated by reference to annual base salary, car allowance and on-target STI Cash Award opportunity. Insurance benefits continued during this period. Outplacement services provided for up to 6 months.	Defined contribution arrangements.
T F Brown Senior Vice President – Human Resources, Brambles	Continuing contract.	TFR amount of A$819,000 until 30 June 2006. Increased to A$859,950 with effect from 1 July 2006.	May be terminated without cause, by BIL giving 12 months' notice, or employee giving 6 months' notice. Payments in lieu of notice calculated by reference to TFR.	TFR amount includes any pension contributions.

Name & Role(s)	Contract type & any special terms	Salary/TFR	Termination	Pension
P G Martinez Senior Vice President – Strategy & Information Technology, Brambles	Continuing contract.	TFR amount of A$828,134 until 30 June 2006. Increased to A$869,541 with effect from 1 July 2006.	May be terminated without cause, by BIL giving 12 months' notice, or employee giving 12 months' notice. Payments in lieu of notice calculated by reference to TFR.	TFR amount includes any pension contributions.
C A van der Laan de Vries Senior Vice President – Legal and Mergers & Acquisitions and Company Secretary, Brambles	Continuing contract. 1) Entitled to annual awards under the 2004 Share Plans on the basis of the participation levels used for the grants made to him on 24 November 2004. 2) On death, estate entitled to 0.5 times TFR amount and 0.5 times average annual STI paid to him over the 3 previous years.	TFR amount of A$808,735 as at 30 June 2006. Increased to A$849,172 with effect from 1 July 2006.	May be terminated without cause, by BIL giving 12 months' notice, or employee giving 6 months' notice. Payments in lieu of notice calculated by reference to annual TFR amount, and average STI Cash Award payment over previous three years.	TFR amount includes any pension contributions.
Other Senior Executives				
C Berkefeld Managing Director, Brambles Industrial Services & Cleanaway, Australia	Continuing contract of employment, transferred to purchaser with sale of Brambles Industrial Services & Cleanaway, Australia, on 5 July 2006.	Base salary of A$551,200 at date of transfer of employment.	Obligations under contract of employment passed to purchaser.	In addition to defined contribution basic pension arrangements, he also had a final salary pension promise. The difference between the provision held as at 30 June 2005 in respect of that promise, and the payout made to him upon the transfer of his employment, has been fully disclosed in Section 5.2.
L Hendriks Executive Director, Brambles Industrial Services	Employment contracts with Belgian, UK, Dutch and US companies. Position becomes redundant following sale of Regional Businesses. Termination date of 18 August 2006 for all contracts agreed.	Basic remuneration (from all sources within the Group) of Euro 207,840 until 31 December 2005. Euro 216,000 at date of termination.	Termination benefits fully disclosed in Section 5.2.	Personal defined contribution arrangements within amounts disclosed.
M-A Kottgen Executive Director, Cleanaway Germany	Continuing contract of employment, transferred to purchaser with sale of Cleanaway Germany, on 12 April 2006.	Base salary of Euro 391,000 at date of transfer of employment.	Obligations under contract of employment passed to purchaser.	Obligations under contract of employment passed to purchaser.
L Muguerza Chief Financial Officer, Brambles Industrial Services	Employment contracts with Belgian, UK and Dutch companies. Position becomes redundant following sale of Regional Businesses, Industrial Services and Cleanaway businesses. Termination date of 31 August 2006 for all contracts agreed.	Base remuneration (from all sources within the Group) of Euro 204,000 until 31 December 2005. Euro 212,000 at date of termination.	Termination benefits fully disclosed in Section 5.2.	Pension benefits provided under a Belgian defined benefit plan which provides for a lump sum payment on retirement. Liabilities under the scheme are backed by an insurance policy.

See Section 8.5 for footnotes.

5.2 DISCLOSABLE EXECUTIVES' REMUNERATION FOR THE YEAR

The following table shows details of the total remuneration and benefits provided to the Disclosable Executives for the Year, together with prior year comparators. (The TFR amounts shown are those to which they were entitled for the year, and which they elected to receive in a combination of one or more of the following elements: cash salary payments; pension contributions and motor vehicle benefits.)

US$'000		Short term employee benefits			Post employment benefits	Other			Share based payment	
Name	Year	Cash/ salary/ TFR/fees	Cash bonus	Non-monetary benefits	Super-annuation	Termination/ sign on payments	Other	Total before equity	Options/ awards[2]	Total
Key Management Personnel										
J-L Laurent	2006	833	871	35	389	2,065	–	4,193	4,700[17]	8,893
	2005	840	449	29	151	–	151	1,620	1,114	2,734
M B Luby	2006	656	487	31	758	1,244	2	3,178	1,254	4,432
	2005	640	450[30]	174	453	–	2	1,719	392	2,111
D Mezzanotte	2006	734	665	5	89	–	19	1,512	522	2,034
	2005	461	380	–	59	–	16	916	317	1,233
A Trujillo	2006	460	250	18	51	–	11	790	429	1,219
	2005	360	205	18	154	–	10	747	332	1,079
T F Brown	2006	626[3]	345	9	–	–	–	980	407	1,387
	2005	606	307	9	–	–	–	922	243	1,165
P G Martinez	2006	639[3]	349	–	–	–	–	988	438	1,426
	2005	619	311	–	–	–	–	930	286	1,216
C A van der Laan de Vries	2006	657[3]	341	8	–	–	–	1,006	366	1,372
	2005	537	283	8	–	–	–	828	232	1,060
Other	2006	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2005	652	537	25	402	1,314	9	2,939	1,330	4,269
Totals	2006	4,605	3,308	106	1,287	3,309	32	12,647	8,116	20,763
	2005	4,715	2,922	263	1,219	1,314	188	10,621	4,246	14,867
Other Senior Executives										
C Berkefeld	2006	507	1,105	41	486	–	2	2,141	425	2,566
	2005	459	254[30]	49	295	–	2	1,059	143	1,202
L Hendriks	2006	259	441	30	–	857	–	1,587	1,025[17]	2,612
	2005[43]	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
M-A Kottgen	2006	479	2,655	53	8	–	–	3,195	786	3,981
	2005[43]	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
L Muguerza	2006	269	433	25	47	1,010	1	1,785	1,345[17]	3,130
	2005[43]	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

See Section 8.5 for footnotes.

The table below confirms the percentage of the Disclosable Executives' annual remuneration which is At Risk (versus Fixed), and the percentage of the value of their remuneration for 2006 that consists of options and share rights:

	Fixed[5]	At Risk[5]	Options & share rights[6]
Key Management Personnel			
J-L Laurent	52%	48%	15%
M B Luby	42%	58%	19%
D Mezzanotte	42%	58%	33%
A Trujillo	45%	55%	33%
T F Brown	46%	54%	34%
P G Martinez	46%	54%	34%
C A van der Laan de Vries	47%	53%	32%
Other Senior Executives			
C Berkefeld	54%	46%	11%
L Hendriks	50%	50%	11%
M-A Kottgen	55%	45%[18]	6%
L Muguerza	56%	44%	8%

See Section 8.5 for footnotes.

5.3 DISCLOSABLE EXECUTIVES' BONUSES AND EQUITY BASED AWARDS

The table below shows details of share rights over BIP and/or BIL shares awarded to the Disclosable Executives during the Year under the 2004 Plans. All of the awards shown were made on 21 October 2005, and have a vesting date of 21 October 2008. Most have an expiry date of 21 October 2011. However, those awarded to US residents, Mr Mezzanotte and Mr Trujillo, have an expiry date of 21 October 2008. The estimated maximum and minimum possible total future value of these awards is also detailed. None of these awards vested or were forfeited during the Year[16] (other than for Mr Kottgen).

The table below also shows the STI Cash Awards expected to be paid to the Disclosable Executives shortly in respect of performance during the Year, expressed as a percentage of the amount which would have been paid, had all of their KPIs been achieved at Maximum (with the balance being forfeited).

Name	Type of award	Number	Value at grant US$'000[11]	Minimum future value of awards yet to vest US$'000[12]	Maximum future value of awards yet to vest US$'000[13]	% STI cash paid/equity vested[14]	% STI cash/equity forfeited[14]
Key Management Personnel							
J-L Laurent	STI Cash Award[7]	N/A	N/A	N/A	N/A	63%	37%
	STI Share Award[8]	71,240	389	–	547[19]	0%	0%
	Enhanced STI Share Award[9]	35,620	93	–	160[19]	0%	0%
	LTI Award[10]	91,540	278	–	491[19]	0%	0%
	Total	**198,400**	**760**	–	**1,198**	N/A	N/A
M B Luby	STI Cash Award[7]	N/A	N/A	N/A	N/A	98%	2%
	STI Share Award[8]	71,908	412	–	412	0%	0%
	Enhanced STI Share Award[9]	35,954	98	–	98	0%	0%
	LTI Award[10]	67,390	215	–	215	0%	0%
	Total	175,252	725	–	725	N/A	N/A

Name	Type of award	Number	Value at grant US$'000[11]	Minimum future value of awards yet to vest US$'000[12]	Maximum future value of awards yet to vest US$'000[13]	% STI cash paid/equity vested[14]	% STI cash/equity forfeited[14]
D Mezzanotte	STI Cash Award[7]	N/A	N/A	N/A	N/A	100%	0%
	STI Share Award[8]	63,536	347	–	347	0%	0%
	Enhanced STI Share Award[9]	31,768	82	–	82	0%	0%
	LTI Award[10]	105,370	320	–	320	0%	0%
	Total	**200,674**	**749**	**–**	**749**	N/A	N/A
A Trujillo	STI Cash Award[7]	N/A	N/A	N/A	N/A	57%	43%
	STI Share Award[8]	34,402	188	–	188	0%	0%
	Enhanced STI Share Award[9]	17,202	44	–	44	0%	0%
	LTI Award[10]	53,856	164	–	164	0%	0%
	Total	**105,460**	**396**	**–**	**396**	N/A	N/A
T F Brown	STI Cash Award[7]	N/A	N/A	N/A	N/A	98%	2%
	STI Share Award[8]	49,116	281	–	281	0%	0%
	Enhanced STI Share Award[9]	24,558	67	–	67	0%	0%
	LTI Award[10]	49,752	159	–	159	0%	0%
	Total	**123,426**	**507**	**–**	**507**	N/A	N/A
P G Martinez	STI Cash Award[7]	N/A	N/A	N/A	N/A	98%	2%
	STI Share Award[8]	49,664	284	–	284	0%	0%
	Enhanced STI Share Award[9]	24,832	68	–	68	0%	0%
	LTI Award[10]	50,308	161	–	161	0%	0%
	Total	**124,804**	**513**	**–**	**513**	N/A	N/A
C A van der Laan de Vries	STI Cash Award[7]	N/A	N/A	N/A	N/A	98%	2%
	STI Share Award[8]	45,074	258	–	258	0%	0%
	Enhanced STI Share Award[9]	22,538	61	–	61	0%	0%
	LTI Award[10]	49,130	157	–	157	0%	0%
	Total	**116,742**	**476**	**–**	**476**	N/A	N/A
Other Senior Executives							
C Berkefeld	STI Cash Award[7]	N/A	N/A	N/A	N/A	65%	35%
	STI Share Award[8]	18,960	109	–	109	0%	0%
	Enhanced STI Share Award[9]	9,480	26	–	26	0%	0%
	LTI Award[10]	42,242	135	–	135	0%	0%
	Total	**70,682**	**270**	**–**	**270**	N/A	N/A
L Hendriks	STI Cash Award[7]	N/A	N/A	N/A	N/A	62%	38%
	STI Share Award[6]	18,120	99	–	139[19]	0%	0%
	Enhanced STI Share Award[9]	9,060	23	–	41[19]	0%	0%
	LTI Award[10]	22,998	70	–	123[19]	0%	0%
	Total	**50,178**	**192**	**–**	**303**	N/A	N/A
M-A Kottgen	STI Cash Award[7]	N/A	N/A	N/A	N/A	95%	5%
	STI Share Award[8]	37,050	202	N/A	N/A	100%	0%
	Enhanced STI Share Award[9]	–	–	–	–	0%	0%
	LTI Award[10]	–	–	–	–	0%	0%
	Total	**37,050**	**202**	**–**	**–**	N/A	N/A
L Muguerza	STI Cash Award[7]	N/A	N/A	N/A	N/A	62%	38%
	STI Share Award[8]	13,362	73	–	103[19]	0%	0%
	Enhanced STI Share Award[9]	6,682	17	–	30[19]	0%	0%
	LTI Award[10]	20,522	63	–	110[19]	0%	0%
	Total	40,566	153	–	243	N/A	N/A

See Section 8.5 for footnotes.

5.4 DISCLOSABLE EXECUTIVES' SHAREHOLDINGS AND INTERESTS IN OPTIONS/SHARE RIGHTS

The table below shows details of BIL and BIP shares in which the Disclosable Executives held relevant interests against each of the following headings:

- Ordinary shares, being issued shares held by them and their connected persons;
- Options, being awards made under the 2001 Option Plans; and
- Share rights, being awards made on or before 30 June 2004 under the 2001 Share Plans or awards made after that date under the 2004 Share Plans.

Executive Committee members who are not Executive Directors were required to have a minimum shareholding of 5,000 shares in BIL and/or BIP by 31 July 2005. Over the five year period commencing 1 October 2004, they must, as a minimum, achieve and maintain a shareholding equal to 75% of TFR or 100% of base salary before tax.

		Balance at start of Year	Granted during Year as remuneration		Granted as remuneration & exercised during Year		Granted as remuneration & lapsed during Year[15]		Changes during Year	Aggregate value of rights granted, exercised & lapsed during Year	Balance at end of Year	Vested & exercisable at end of Year[16]
Name	Holdings	No.	No.	Value at grant US$'000[11]	No.	Value at time of exercise US$'000	No.	Value at time of lapse US$'000	No.	US$'000	No.	No.
Key Management Personnel												
J-L Laurent	Ordinary shares	9,084	–	–	N/A	N/A	N/A	N/A	–	–	9,084	–
	Options[44][17]	923,972	–	–	–	–	–	–	–	–	923,972	–
	Share rights[44][17]	528,176	198,400	760	–	–	–	–	–	760	726,576	–
M B Luby	Ordinary shares	5,000	–	–	N/A	N/A	N/A	N/A	–	–	5,000	–
	Options[44]	615,327	–	–	–	–	–	–	–	–	615,327	–
	Share rights[44]	365,966	175,252	725	–	–	–	–	–	725	541,218	–
D Mezzanotte	Ordinary shares	5,000	–	–	N/A	N/A	N/A	N/A	–	–	5,000	–
	Options[44]	627,944	–	–	–	–	–	–	–	–	627,944	–
	Share rights[44]	310,562	200,674	749	–	–	–	–	–	749	511,236	–
A Trujillo	Ordinary shares	5,000	–	–	N/A	N/A	N/A	N/A	–	–	5,000	–
	Options[44]	703,522	–	–	–	–	–	–	13,990	–	689,532	–
	Share rights[44]	326,146	105,460	396	–	–	–	–	–	396	431,606	–
T F Brown	Ordinary shares	5,000	–	–	N/A	N/A	N/A	N/A	–	–	5,000	–
	Options[44]	266,048	–	–	–	–	–	–	–	–	266,048	–
	Share rights[44]	206,770	123,426	507	–	–	–	–	–	507	330,196	–
P G Martinez	Ordinary shares	30,000	–	–	N/A	N/A	N/A	N/A	–	–	30,000	–
	Options[44]	637,784	–	–	–	–	–	–	–	–	637,784	–
	Share rights[44]	307,276	124,804	513	–	–	–	–	–	513	432,080	–
C A van der Laan de Vries	Ordinary shares	233,862	–	–	N/A	N/A	N/A	N/A	70,000	–	303,862	–
	Options[44]	507,746	–	–	–	–	–	–	–	–	507,746	–
	Share rights[44]	240,080	116,742	476	–	–	–	–	–	476	356,822	–

Name	Holdings	Balance at start of Year	Granted during Year as remuneration		Granted as remuneration & exercised during Year		Granted as remuneration & lapsed during Year[15]		Changes during Year	Aggregate value of rights granted, exercised & lapsed during Year	Balance at end of Year	Vested & exercisable at end of Year[16]
		No.	No.	Value at grant US$'000[11]	No.	Value at time of exercise US$'000	No.	Value at time of lapse US$'000	No.	US$'000	No.	No.
Other Senior Executives												
C Berkefeld	Ordinary shares	–	–	–	N/A	N/A	N/A	N/A	–	–	–	–
	Options[44]	326,368	–	–	–	–	–	–	–	–	326,368	–
	Share rights[44]	154,390	70,682	270	–	–	–	–	–	270	225,072	–
L Hendriks	Ordinary shares	–	–	–	N/A	N/A	N/A	N/A	–	–	–	–
	Options[44][17]	252,144	–	–	–	–	–	–	–	–	252,144	–
	Share rights[44][17]	113,840	50,178	192	–	–	–	–	–	192	164,018	–
M-A Kottgen	Ordinary shares	–	–	–	N/A	N/A	N/A	N/A	–	–	–	–
	Options[44]	698,238	–	–	–	–	–	–	–	–	698,238	698,238
	Share rights[44]	284,398	37,052	202	–	–	–	–	–	202	321,450	66,124
L Muguerza	Ordinary shares	–	–	–	N/A	N/A	N/A	N/A	–	–	–	–
	Options[44][17]	304,084	–	–	–	–	–	–	–	–	304,084	–
	Share rights[44][17]	127,868	40,566	153	–	–	–	–	–	153	168,434	–

See Section 8.5 for footnotes.

6. Non-executive Directors' disclosures

6.1 NON-EXECUTIVE DIRECTORS' REMUNERATION POLICY

Non-executive Directors' fees are determined by the Executive Directors, with the Non-executive Directors taking no part in the discussion or decision relating to their fees. In setting the fees, consideration is given to the responsibilities of Directors in dealing with the complexity and global nature of Brambles' affairs and the level of fees paid to non-executive directors in comparable companies.

Fees payable to the Non-executive Directors are denominated in sterling. A decision was taken to increase the fees payable to the Non-executive Directors, with effect from 1 January 2006. The following table sets out the current annual fees payable to each of the Non-executive Directors.

	Annual fees payable wef:	
	1 Aug 04	1 Jan 06
Chairman	£230,000	£250,000
Each Deputy Chairman	£110,000	£115,000
Other Non-executive Directors	£55,000	£60,000
Fee supplement for Committee Chairmen[20]	£7,500	£10,000

See Section 8.5 for footnotes.

At the 2004 AGMs, shareholders approved an increase to the aggregate fee limit for Non-executive Directors under the BIP articles of association from £750,000 to £1,200,000, and under the BIL constitution from A$2,000,000 to A$3,000,000. These limits apply to the total fees paid by BIL and BIP.

6.2 NON-EXECUTIVE DIRECTORS' APPOINTMENT LETTERS

Directors are appointed for an unspecified term, but are subject to election by shareholders at the first Annual General Meeting after their initial appointment by the Board. Under the constitution of BIL and the articles of association of BIP, no member of the Board may serve for more than three years without being re-elected by shareholders. Re-appointment is not automatic. The Nominations Committee is responsible for considering the re-nomination of retiring Directors for re-election, having regard to the contribution of their individual skills and experience to the desired overall composition of the Board.

Letters of appointment for the Non-executive Directors, which are contracts for service but not contracts of employment, have been put in place. These letters confirm that the Non-executive Directors have no right to compensation on the termination of their appointment for any reason, other than for unpaid fees and expenses for the period actually served and, for certain Non-executive Directors, any payments to be made under the retirement benefit contracts outlined in Section 6.3.

The Non-executive Directors do not participate in Brambles' short or long term incentive plans, and do not receive benefits in kind. With the exception of the retirement benefit contracts of certain Directors outlined in Section 6.3, the Non-executive Directors do not participate in Brambles' pension schemes.

Details of the Non-executive Directors' dates of appointment, letters of appointment and the year in which they are next expected to be subject to re-election by shareholders are shown in the Corporate Governance Report on pages 44 to 53.

6.3 NON-EXECUTIVE DIRECTORS' RETIREMENT BENEFITS

Under Australian law and corporate practice, it is permissible for public companies to pay retirement benefits to non-executive directors, subject to certain financial limits. In the UK, however, such payments are generally not accepted practice.

Over several years before the DLC was formed, BIL entered into retirement benefit contracts in Australia with its Non-executive directors. Under these contracts, BIL agreed on certain conditions to pay a retirement benefit to those Non-executive directors, up to the maximum amount allowed under Australian law – that is, an amount equal to the total remuneration paid to the Non-executive director for the three years before they retire. These amounts are not transferable. Messrs Argus and Burrows are party to such contracts. Mr McDonald, who retired during the Year, was also party to such a contract.

After the formation of the DLC and in recognition of the Corporate Governance requirements in the UK, a decision was taken not to enter into any more retirement benefit contracts with Brambles' newly-appointed Non-executive Directors, although the retirement benefits contracts already in existence had to be honoured.

Because of the increase in fees payable to the Non-executive Directors when the DLC was formed, the basis on which the retirement benefits would be calculated had to be clarified. The Board determined that the amount of the retirement benefit would be calculated by reference to the lower pre-DLC fees paid by BIL to the Non-executive Directors concerned, rather than to the new increased fee level. This was confirmed by amendments to the existing retirement contracts in early 2002, with the agreement of the relevant Non-executive Directors.

On the proposed unification of the DLC, BIL and BIP will become wholly owned subsidiaries of Brambles Limited. The Non-executive Directors of BIL and BIP will, at that point, retire as Directors of BIL and BIP and, thereafter, will be Directors solely of Brambles Limited as the publicly listed entity in the Brambles Group. Under the terms of the retirement benefit contracts, retirement from the Board of BIL in these circumstances will entitle Messrs Argus and Burrows to payment of their respective retirement benefits. The amounts payable, assuming that Unification is completed on 4 December 2006, are as follows: D R Argus AO - A$892,829; M D I Burrows - A$616,374. In the case of Mr Argus, the payment will be made to a complying superannuation fund, in which Brambles has no interest, which provides superannuation and retirement benefits to Mr Argus.

6.4 NON-EXECUTIVE DIRECTORS' REMUNERATION FOR THE YEAR

Fees payable to the Non-executive Directors for their directorships of both BIL and BIP are denominated in sterling. As a consequence of the fees being converted into each Non-executive Director's local currency at the foreign exchange rate applicable at the time of payment, and those amounts being converted to US dollars for reporting purposes, the amounts reported will fluctuate from year to year.

Any contributions to personal superannuation or pension funds on behalf of the Non-executive Directors are deducted from their overall fee entitlement.

No compensation or termination or other non-cash benefits were provided to the Non-executive Directors for the Year, except to Mr McDonald, who retired on 11 November 2005.

The fees and other benefits provided to Non-executive Directors during the Year, and during the prior year, were as follows:[23]

US$'000		Short term employee benefits	Post employment benefits				Share-based payment	
Name	Year	Directors' fees	Super-annuation	Change in provision for future retirement benefits[21]	Other	Total before equity	Options/ awards[22]	Total
D R Argus AO	2006	420	9	35	–	464	–	464
	2005	413	9	35	–	457	–	457
R D Brown	2006	103	–	–	–	103	–	103
	2005	101	–	–	–	101	–	101
M D I Burrows	2006	201	–	31	–	232	–	232
	2005	201	–	30	–	231	–	231
H-O Henkel	2006	103	–	–	13	116	–	116
	2005	50	–	–	–	50	–	50

US$'000		Short term employee benefits	Post employment benefits				Share-based payment	
Name	Year	Directors' fees	Super-annuation	Change in provision for future retirement benefits[21]	Other	Total before equity	Options/ awards[22]	Total
S P Johns	2006	111	5	–	–	116	–	116
	2005	90	4	–	–	94	–	94
G J Kraehe AO	2006	57	2	–	–	59	–	59
	2005	–	–	–	–	–	–	–
Sir David Lees	2006	201	–	–	–	201	–	201
	2005	200	–	–	–	200	–	200
C L Mayhew	2006	102	–	–	–	102	–	102
	2005	–	–	–	–	–	–	–
F A McDonald	2006	36	2	3	–	41	–	41
	2005	110	4	19	–	133	–	133
J Nasser AO	2006	103	–	–	–	103	–	103
	2005	101	–	–	–	101	–	101
R C Milne	2006	–	–	–	–	–	–	–
	2005	40	1	3	–	44	–	44
Totals	2006	1,437	18	69	13	1,537	–	1,537
	2005	1,306	18	87	–	1,411	–	1,411

See Section 8.5 for footnotes.

Mr A G Froggatt, Mr D P Gosnell and Ms S C H Kay were appointed to the Board as Non-executive Directors with effect from 1 June 2006. Their fees are £60,000 per annum. However, no fees were actually paid to them during the Year.

6.5 NON-EXECUTIVE DIRECTORS' SHAREHOLDINGS AND INTERESTS IN OPTIONS/SHARE RIGHTS

Non-executive Directors are expected to hold shares in Brambles equal to their annual fees after tax within three years of their appointment.

The following table contains details of BIL and BIP shares in which the Non-executive Directors held relevant interests, being issued shares held by them and their connected persons. The Non-executive Directors do not participate in Brambles' equity based incentive schemes.

Ordinary Shares	Balance at the start of the Year	Changes during the Year	Balance at the end of the Year
D R Argus AO[24]	117,129	18,800	135,929
R D Brown[25]	12,018	–	12,018
M D I Burrows[24]	340,319	–	340,319
A G Froggatt[24] [27]	N/A	–	7,000
D P Gosnell[25]	N/A	–	14,450
H-O Henkel	–	–	–
S P Johns[24]	27,500	20,000	47,500
S C H Kay[24]	N/A	–	4,900
G J Kraehe AO[24] [29]	N/A	–	31,561
Sir David Lees[25]	214,055	–	214,055
C L Mayhew[25]	N/A	–	16,500
F A McDonald[24] [28]	143,259	–	N/A
J Nasser AO[25]	–	100,000	100,000

See Section 8.5 for footnotes.

7. Implications of Brambles' restructuring for remuneration arrangements

On 29 November 2005, Brambles announced that it would be taking steps to streamline the Brambles Group and unify the DLC by creating a new single holding company **Brambles Limited**, focused on its premium growth businesses, CHEP and Recall. Brambles Limited will have a primary listing on the Australian Stock Exchange and a secondary listing on the London Stock Exchange.

Brambles is currently undertaking the necessary processes prior to seeking formal shareholder approval for implementation of the unification of the DLC. One area which requires careful consideration is the approach to be taken in relation to Brambles' current and future remuneration arrangements.

7.1 EXISTING EQUITY AWARDS

Awards which have previously been made under Brambles' existing shareholder approved long-term incentive plans will need to be considered in the restructuring. These awards are generally subject to the achievement of a performance condition, being either an EPS growth performance condition or a TSR performance condition, depending on the plan in question.

The approach adopted by the Committee is that, to the extent possible, the restructuring should not lead to accelerated vesting of any historical awards, and these awards will simply be rolled over into awards over shares in Brambles Limited on unification of the DLC. These substituted awards will only vest if the relevant performance condition is met at the normal testing dates and will be held on substantially the same terms as the awards which they replace.

The Committee does however need to consider how those performance conditions will be assessed for Brambles Limited, and whether any adjustments should be made in light of the impact of the restructuring. The views of the Committee on these matters are set out below.

Where historical equity awards are subject to a TSR performance condition, the Committee is of the view that no adjustments will be made to the TSR calculation or the composition of the relevant comparator indices. The TSR performance of Brambles Limited will continue to be assessed against the existing comparator indices as follows:

- to the extent that the historical awards require performance to be assessed by reference to the performance of BIL on the Australian Stock Exchange (**ASX**), this will be calculated in future by reference to the performance of Brambles Limited on the ASX, on which Brambles Limited will have a primary listing; and
- to the extent that the historical awards require performance to be assessed by reference to the performance of BIP on the London Stock Exchange (**LSE**), this will be calculated in future by reference to the performance of Brambles Limited on the LSE, on which Brambles Limited will have a secondary listing.

Where historical equity awards are subject to an EPS growth performance condition, no change will be made to the condition itself. However, having considered independent professional advice, the Committee has determined that the various divestments and share buy-backs which are essential to the restructuring will require the Committee to make adjustments to the basis on which EPS growth is calculated for the purposes of the affected awards. These adjustments have been/will be made on a consistent basis which appropriately reflects the underlying financial performance of the business in order to ensure that the awards achieve their original purpose of fairly incentivising participants. In general terms, these adjustments will include:

- for measuring EPS for the Year, the notional reconstruction of the earnings of Brambles on a UK GAAP sterling basis, reflecting the EPS that would have been achieved had the Group remained intact, and excluding the impact of divestments and capital management during the Year; and
- for measuring EPS for subsequent years, growth will be measured based on an IFRS US dollar basis for Brambles Limited, using pro forma and reported numbers as appropriate.

The Committee has consulted with its remuneration advisers and is satisfied that the adjustments to EPS are consistent with market practice in broadly similar circumstances. In addition, at the end of each relevant financial year Brambles' auditors will perform a series of agreed upon procedures to ensure that these principles have been followed, and that the resulting numbers have been accurately calculated.

7.2 REMUNERATION ARRANGEMENTS FOR 2007

The remuneration arrangements for the year ending 30 June 2007 will, as far as possible, mirror the arrangements in place for the previous two years.

In respect of equity awards, the intention is that the annual awards which would normally be granted on 30 August 2006 will be granted after unification of the DLC. This will mean that the 2006 Award is made with respect to Brambles Limited shares.

This will require Brambles to put in place a modified Performance Share Plan for Brambles Limited at the time of seeking approval for the unification of the DLC. The modified Plan will be modelled on the existing Brambles Industries Ltd 2004 Performance Share Plan, and will conform with Australian corporate governance guidelines and best practice. Awards will vest based on the TSR performance of Brambles Limited against the constituents of the S&P/ASX 100 only.

7.2.1 Periods relevant to 2006 Award

Although the 2006 Award will be granted after unification of the DLC, it will for vesting purposes only, be treated as having been made at the normal time, being 30 August 2006.

In order to minimise the impact of any share price volatility in the immediate aftermath of unification, the following two periods relevant to the 2006 Awards, will be delayed until early 2007:

- The TSR base (against which the subsequent performance of Brambles Limited and its S&P/ASX 100 comparators will be measured to determine the level of vesting) will be calculated as the average over all the trading days from 2 January 2007 to 20 February 2007 inclusive.
- The share price used to determine the number of shares subject to the award, will be calculated as the average price during the five trading days up to and including 19 January 2007.

7.2.2 Participation in 2006 Award

As in previous years, the Group's most senior managers will be eligible to participate in all three elements of the equity plan, being the STI Share Award, the Enhanced STI Share Award and the LTI Award; and management will nominate a number of individuals below the executive level to receive a one-off selective equity award. These selective awards will normally take the form of an STI Share Award over approximately 5,000 shares. The purpose of the selective awards is to recognise superior individual performance over the preceding year, and/or to retain individuals who are of particular value to the Group due to their potential and/or their skills and knowledge.

7.3 REMUNERATION ARRANGEMENTS BEYOND 2007

Once the DLC unification process has been completed, Brambles will consider its reward strategy, with the aim of ensuring that it continues to support both the Group's business objectives and the interests of shareholders. Any changes are likely to be evolutionary in nature, building on the strengths of Brambles' existing arrangements, which received widespread shareholder support in 2004. Shareholder approval will be sought as appropriate.

7.4 NON-EXECUTIVE DIRECTORS' RETIREMENT BENEFITS

Prior to formation of the DLC, BIL had a policy of entering into retirement benefit contracts with its non-executive directors. Under Australian law, the entry into such contracts was then and remains permissible, subject to certain financial limits. On formation of the DLC, a decision was taken not to enter into any further retirement benefit contracts, although the existing contracts needed to be honoured. There are now only two Non-executive Directors who are party to such contracts, being Mr D R Argus and Mr M D I Burrows.

On Unification, BIL and BIP will become wholly owned subsidiaries of Brambles Limited. The Non-executive Directors of BIL and BIP will, at that point, retire as Directors of BIL and BIP and, thereafter, will be Directors solely of Brambles Limited as the publicly listed entity in the Brambles Group. Under the terms of the retirement benefit contracts, retirement from the Board of BIL in these circumstances will entitle Messrs Argus and Burrows to payment of their respective retirement benefits. The amounts payable, assuming that Unification is completed on 4 December 2006, are as follows: D R Argus AO – A$892,829; M D I Burrows – A$616,374. In the case of Mr Argus, the payment will be made to a complying superannuation fund, in which Brambles has no interest, which provides superannuation and retirement benefits to Mr Argus.

8. Appendices

8.1 BASIS OF VALUATION OF EQUITY BASED AWARDS

Unless otherwise specified, the fair value of the options and share rights included in the tables in this report, has been estimated using a pricing model independently developed by Ernst & Young Transaction Advisory Services Limited on behalf of Brambles.

The following assumptions have been used in the valuation of awards made during the Year. Awards of share rights have been valued at their date of grant being 21 October 2005. Those awards which are cash settled (i.e. phantom) awards have been valued instead at 30 June 2006.

Assumption	21 Oct 05	30 Jun 06
Volatility	25%	22%
Risk free interest rate	AUS 5.23%-5.26% UK 4.27%-4.28%	AUS 5.65% UK 4.63%
Dividend yield	2.5%	2.4%

It should be noted that as part of Brambles' transition to IFRS/AIFRS, certain changes have been made to the calculation of equity based remuneration in accordance with the transitional provisions of IFRS2/AASB2: Share-based Payments. As a result of these changes, comparative disclosures for 2005 have been restated to ensure consistency and comparability in this report.

See page 129 for further details of the valuation methodology used.

8.2 DILUTION AND OTHER OVERALL LIMITS

Details of the dilution and other overall limits (**Overall Limits**) which apply to awards granted under the 2004 Share Plans are detailed in the rules of that plan a copy of which can found on Brambles' website at www.brambles.com.

The table below shows the position of BIL and BIP as at 30 June 2006 against these Overall Limits. The aim of the Overall Limits applicable to BIP shares, which arise under UK law, is to limit the dilution of BIP shareholders which would otherwise arise from the issue of shares under employee share schemes. The same is not true, however, of the Overall Limit applicable to BIL shares, which arises under Australian law, the aim of which is to regulate the circumstances when a prospectus is required for a capital raising. In order to provide a complete picture of the impact on dilution of equity awards, therefore, the table below also shows the position of BIL as at 30 June 2006 against the Overall Limits applicable to BIP.

Overall Limits*	BIL	BIP
BIL 5% limit	3.01%	N/A
BIL (BIP 5% limit)	3.28%	N/A
BIL (BIP 10% limit)	7.16%	N/A
BIP 5% limit	N/A	2.44%
BIP 10% limit	N/A	2.44%

* See above for description of limits.

8.3 SUMMARY OF 2001 PLANS

The table below contains details of the 2001 Share Plans and the 2001 Option Plans under which the Executive Directors and the Disclosable Executives have unvested and/or unexercised awards which could affect remuneration in this or future reporting periods:

	Nature of award	Size of award	Vesting conditions	% vesting at "threshold performance level"	Performance/ vesting period	Life of award
2001 Share Plans	Share rights	% of salary/TFR	Time & EPS Compound Annual Growth Rate Hurdle (between 7% & 15% p.a.)	25%	3 years, with retests after 4&5 years (& after 6 years in the case of D J Turner)	Maximum of 6 years
2001 Option Plans	Share rights	% of salary/TFR	Time & Relative TSR Hurdle (between 50th & 25th[45] out of 100)	38%	3 years, with retests after 4&5 years (& after 6 years in the case of D J Turner)	Maximum of 6 years

8.4 OPTIONS AND SHARE RIGHTS DISCLOSURES

The terms and conditions of each grant of options and share rights affecting remuneration in this or future reporting periods are outlined in the table below:

	Grant date[31]	Expiry date	Exercise price	Value at grant[33]	Date from which exercisable (subject to satisfaction of performance and/or service condition)
Options over BIL shares	1) 7 August 2001[32]	7 August 2007	A$11.24	A$2.82	7 August 2004
	2) 19 December 2001[32]	19 December 2007	A$9.63	A$2.56	19 December 2004
	3) 2 April 2002[32]	2 April 2008	A$9.51	A$2.56	2 April 2005
	4) 5 September 2002[32]	5 September 2008	A$7.08	A$1.99/2.12	5 September 2005
	5) 10 September 2003[32]	10 September 2009	A$4.75	A$1.29/1.36	10 September 2006
	6) 14 October 2003[32]	14 October 2009	A$4.66	A$1.34	14 October 2006
	7) 4 March 2004[32]	4 March 2010	A$5.31	A$1.17	4 March 2007
Options over BIP shares	8) 19 December 2001[32]	19 December 2007	£3.21	£0.84	19 December 2004
	9) 2 April 2002[32]	2 April 2008	£3.38	£0.84	2 April 2005
	10) 5 September 2002[32]	5 September 2008	£2.33	£0.59	5 September 2005
	11) 10 September 2003[32]	10 September 2009	£1.72	£0.44	10 September 2006
	12) 4 March 2004[32]	4 March 2010	£2.11	£0.44	4 March 2007
Rights over BIL shares	13) 7 August 2001[34]	7 August 2006	–	A$10.50	7 August 2003
	14) 7 August 2001[35]	7 August 2007	–	A$10.33	7 August 2004
	15) 19 December 2001[35]	19 December 2007	–	A$9.17	19 December 2004
	16) 2 April 2002[35]	2 April 2008	–	A$9.17	2 April 2005
	17) 5 September 2002[35]	5 September 2008	–	A$6.85	5 September 2005
	18) 10 September 2003[35]	10 September 2009	–	A$4.16	10 September 2006
	19) 14 October 2003[35]	14 October 2009	–	A$4.09	14 October 2006
	20) 4 March 2004[35]	4 March 2010	–	A$4.67	4 March 2007
	21) 24 November 2004[8][37]	9 September 2010[38]	–	A$6.11/6.41	8 September 2007
	22) 24 November 2004[9][37]	9 September 2010[38]	–	A$3.30/3.46	8 September 2007
	23) 24 November 2004[36][37]	9 September 2010[38]	–	A$6.11/6.41	8 September 2007
	24) 24 November 2004[10][37]	9 September 2010[38]	–	A$4.00/4.19	8 September 2007
	25) 21 October 2005[8]	22 October 2011[39]	–	A$7.52/7.71	21 October 2008
	26) 21 October 2005[9]	22 October 2011[39]	–	A$3.58/3.67	21 October 2008
	27) 21 October 2005[10]	22 October 2011[39]	–	A$4.19/4.30	21 October 2008

	Grant date[31]	Expiry date	Exercise price	Value at grant[33]	Date from which exercisable (subject to satisfaction of performance and/or service condition)
Rights over BIP shares	28) 19 December 2001[35]	19 December 2007	–	£3.08	19 December 2004
	29) 2 April 2002[35]	2 April 2008	–	£3.08	2 April 2005
	30) 5 September 2002[35]	5 September 2008	–	£2.19	5 September 2005
	31) 10 September 2003[35]	10 September 2009	–	£1.50	10 September 2006
	32) 4 March 2004[35]	4 March 2010	–	£1.85	4 March 2007
	33) 24 November 2004[8][37]	9 September 2010[38]	–	£2.31/2.42	8 September 2007
	34) 24 November 2004[9][37]	9 September 2010[38]	–	£1.25/1.31	8 September 2007
	35) 24 November 2004[36][37]	9 September 2010[38]	–	£2.31/2.42	8 September 2007
	36) 24 November 2004[10][37]	9 September 2010[38]	–	£1.51/1.59	8 September 2007
	37) 21 October 2005[8]	22 October 2011[39]	–	£2.89/2.96	21 October 2008
	38) 21 October 2005[9]	22 October 2011[39]	–	£1.37/1.41	21 October 2008
	39) 21 October 2005[10]	22 October 2011[39]		£1.61/1.65	21 October 2008

See Section 8.5 for footnotes.

8.5 FOOTNOTES TO TABLES IN FOREGOING SECTIONS

1 It should be noted that as BIP did not exist as a separate publicly listed entity for 2001, none of the following tables or charts include data for 2001. However, for information, the TSR performance for BIL for 2001 was 0.13% and its EPS was A$0.663.

2 As part of Brambles' transition to IFRS/AIFRS, certain changes have been made to the calculation of equity-based remuneration. The major change has been the exclusion of awards made before 7 November 2002. As a result of these changes, comparative disclosures for 2005 have been restated to ensure consistency and comparability in this report.

3 Of which A$12,139 comprised the minimum amount to be paid to a complying superannuation fund to avoid incurring the superannuation guarantee levy under the *Superannuation Guarantee (Administration) Act 1997* (Australia).

4 Sign-on payment of A$300,000 was paid to Mr Ihlein 22 March 2005.

5 These percentages assume an on-target performance for the purposes of STI Cash Awards (see Sections 2.2 and 3) ; and reflect the total value of equity awards actually made during the Year valued as at the date of grant using the methodology set out on page 73.

6 This percentage is based on the split between the "Total before equity" figures shown in the table on pages 60 and 65, and the total value of equity awards actually made during the Year valued as at the date of grant using the methodology set out on page 73.

7 Based on the STI Cash Award expected to be paid in September/October 2006 in respect of performance during the Year. The percentages have been calculated relative to the amount which can be paid if the maximum STI targets are met.

8 STI Share Awards vest on the third anniversary of their date of grant, subject to continuing employment, see Section 2.2.

9 Enhanced STI Share Awards vest on the third anniversary of their date of grant, subject to continuing employment and meeting a TSR performance condition, see Section 2.2.

10 LTI Awards vest on the third anniversary of their date of grant, subject to continuing employment and meeting a TSR performance condition, see Section 2.2.

11 The total value of the relevant equity award(s) valued as at the date of grant using the methodology set out on page 73.

12 Assumes performance and/or service conditions not met.

13 The total value of the relevant equity award valued as at the reporting date using the methodology set out on page 73.

14 For continuing employees none of the equity awards shown will vest or be forfeited until calendar year 2008, when performance against the TSR and/or service condition can be determined.

15 "Lapse" in this context means the award was vested and exercisable, but was not exercised and therefore lapsed as at expiry date of award.

16 Section 3 contains details of those awards which vested after 30 June 2006 based on Brambles' performance to that date.

17 These are phantom options and rights. If phantom options or rights vest, the recipient will only receive a cash amount equivalent to their value (less the exercise price, in the case of options). The recipient cannot obtain the underlying shares in any circumstances.

18 Although figure assumes he received all three equity awards on 21 October 2005, as a known leaver, he, in fact, only received an STI Share Award.

19 Unlike awards over real equity, the fair value of phantom options and rights is updated at each reporting period. This means that the calculated value could differ significantly between two individuals who hold awards which are identical in all respects, except that one individual holds phantoms.

20 Payable only to a Committee Chairman who is not also the Board Chairman or a Deputy Chairman.

21 Brambles makes provision for the future retirement benefits under the arrangements outlined in Section 6.3. The amounts shown here represent the change in provision for future retirement benefits from the 2005 year and from the 2004 year respectively. They are not emoluments actually received by the Non-executive Directors. During the Year, retirement benefits of A$330,896 were paid to Mr F A McDonald, who retired on 11 November 2005, in accordance with the arrangements outlined in Section 6.3. Brambles made provision for the potential future payment of this benefit, the total amount of which at the end of the 2005 year was A$327,427. No other retirement benefits were actually paid to any Non-executive Director during the Year. Brambles has, however, made provision for the potential future payment of such benefits, the total amount of which as at the end of the Year were: D R Argus AO: A$856,276 (2005: A$809,767); M D I Burrows: A$589,091 (2005: A$547,830). Due to the way in which the potential future retirement benefit is calculated, the amount to be provided may change from year to year.

22 The Non-executive Directors did not participate in any of Brambles' cash or share-based short or long term incentive plans.

23 The total emoluments for all the Directors for the year ended 30 June 2006 was US$7.7 million (2005: US$6.8 million). The aggregate minimum contributions of all Directors to complying superannuation funds to avoid incurring the superannuation guarantee levy under the *Superannuation Guarantee (Administration) Act 1997* (Australia) was A$36,061 (2005: A$36,997). The total number of Directors who made such contributions was four (2005: five).

24 Holding consists of BIL ordinary shares.

25 Holding consists of BIP ordinary shares.

26 Holding consists of 198,025 BIL, of which 10,000 are held by J A Turner, and 27,552 BIP, of which 9,094 are held by J A Turner.

27 Held by C J Froggatt.

28 As at retirement.

29 Held through Goldman Sachs JB Were as the Trustee for Graham John Kraehe Private Superannuation Fund.

30 These figures have been restated to show the actual cash short term incentive payment due to these individuals based on performance during 2005.

31 In addition to the options listed in this table, there are other options which have not expired. These options were granted in 1999, 2000 and 2002 under the Brambles Employees Option Plan – Premium Scheme, which was discontinued in early 2002. Subject to meeting a performance target of 7.5% annual compound growth in EPS, options under the Plan vest as to 20% at the second anniversary of the grant date, as to a further 20% at the third and fourth anniversaries, and as to the remaining 40% on the fifth anniversary of the grant date. These options (which expire on 15 December 2005) will not, however, affect remuneration in this or future reporting periods because the EPS performance condition was not met.

32 These options were granted under the 2001 Option Plans. Options under the Plans vest on the third anniversary of their grant date, subject to meeting a TSR performance condition. If not met, the performance condition may be re-assessed on the fourth or fifth anniversary of the grant date (and also on the sixth anniversary, in the case of options granted to Mr Turner).

33 These are the fair values calculated using the methodology set out on page 73. Where two values are shown for awards before November 2004, the second value relates to awards granted to Mr Turner which, unlike options granted to other participants, are subject to retesting on the sixth anniversary of grant. Where two values are shown for grants on or after November 2004, the second relates to rights awarded to Messrs Trujillo and Mezzanotte, which expire on the third, rather than the sixth anniversary of grant.

34 These rights, which comprise a sign-on grant to Mr Turner, vest on the second anniversary of their grant date, subject to meeting an EPS performance condition. If not met, the performance condition may be re-assessed on the third, fourth and fifth anniversaries of the grant date. The rights expire on the fifth anniversary of the grant date.

35 These performance share rights were granted under the 2001 Share Plans. Rights under the Plans vest on the third anniversary of their grant date, subject to meeting an EPS performance condition. If not met, the performance condition may be re-assessed on the fourth or fifth anniversary of the grant date (and also on the sixth anniversary, in the case of rights granted to Mr Turner).

36 These are Transitional STI Awards granted under the 2004 Plans, which vest on the third anniversary of their date of grant, subject to continuing employment and meeting a ROCI performance condition.

37 Awards granted on 24 November 2004 were, for pricing and vesting purposes, taken to have been granted on 8 September 2004.

38 Awards granted to Messrs Trujillo and Mezzanotte expire on 9 September 2007.

39 Awards granted to Messrs Trujillo and Mezzanotte expire on 22 October 2008.

40 The 'Base year EPS' figures have been restated for the impact of FRS17, but none of them are impacted by more than 0.1 pence. The 'EPS for Year' figures have been calculated in accordance with the approach described in Section 7.1.

41 Having been increased to this figure with retrospective effect from 1 July 2005.

42 Financial targets set for the forthcoming financial year under Brambles' incentive plans will not constitute profit forecasts and the Board is conscious that their publication may therefore be misleading. Accordingly Brambles does not publish in advance the coming year's financial targets for incentive purposes. Brambles BVA performance for the Year is, however, set out on page 40.

43 These individuals were not Disclosable Executives for 2005 and therefore no data was disclosed in respect of them.

44 Of those awards detailed in Section 8.4: 2, 4, 5, 8, 10, 11, 15, 17, 18, 21, 22, 24, 25, 26, 27, 28, 30, 31, 33, 34, 36, 37, 38, 39 applicable to J-L Laurent; 2, 4, 5, 8, 10, 11, 15, 17, 18, 21, 22, 23, 24, 25, 26, 27, 28, 30, 31, 33, 34, 35, 36, 37, 38, 39 applicable to D Mezzanotte, A Trujillo, L Hendriks; 2, 4, 5, 8, 10, 11, 15, 17, 18, 21, 22, 24, 25, 28, 30, 31, 33, 34, 36, 37 applicable to M-A Kottgen, 3, 4, 5, 9, 10, 11, 16, 17, 18, 21, 22, 24, 25, 26, 27, 29, 30, 31, 33, 34, 36, 37, 38, 39 applicable to L Muguerza; 2, 4, 5, 15, 17, 18, 21, 22, 24, 25, 26, 27 applicable to M B Luby, P G Martinez; C A van der Laan de Vries; C Berkefeld; 7, 20, 21, 22, 24, 25, 26, 27 applicable to T F Brown.

45 If Brambles' average ranking is 25th out of 100 or better, 100% of the original award vests.

46 The number for D J Turner includes expatriate package costs, including a housing related allowance, airfare entitlements, tax return services and tax equalisation costs. For M F Ihlein this number includes non-monetary benefits in relation to car parking costs. Non-monetary benefits are not included in the percentage of their remuneration which is shown as "Fixed" in the table in Section 4.2.

Luke Mayhew

Chairman of the Remuneration Committee

23 August 2006

DIRECTORS' REPORT – OTHER INFORMATION

Review of operations and results

A review of Brambles' business and operations, a review of the results of those operations, the development and performance of Brambles and details of any significant changes in its state of affairs during the year and the position of Brambles at the end of the year, are given in the Chairman's Review on pages 10 to 13, the Chief Executive Officer's Report on pages 14 to 17 and in the Business Reviews on pages 20 to 27.

Information about the financial position of Brambles is included in the Financial Highlights on pages 8 and 9, the Financial Review on pages 38 to 43 and the Financial Statements on pages 88 to 159 and 162 to 168.

Principal activity

The principal activity of Brambles during the financial year was the provision of support services, in which it is a leading global provider. There were no changes in the nature of Brambles' principal activity during the year.

Events since the end of the financial year

The Directors are not aware of any matter or circumstance that has arisen since 30 June 2006 that has significantly affected or may significantly affect the operations of Brambles, the results of those operations or the state of affairs of Brambles in future financial years, except as may be stated elsewhere in the Chairman's Review on pages 10 to 13, the Chief Executive Officer's Report on pages 14 to 17, in the Business Reviews on pages 20 to 27 and the Financial Review on pages 38 to 43.

Business strategies, prospects and future developments

The business strategies, prospects and future developments in the operations of Brambles in future financial years and the expected results of those operations known at the date of this Report are set out in the Chairman's Review on pages 10 to 13, Chief Executive Officer's Report on pages 14 to 17, the Business Reviews on pages 20 to 27 and the Financial Review on pages 38 to 43. Further information in relation to such matters has not been included because the Directors believe it would be likely to result in unreasonable prejudice to Brambles.

Principal Risks and Uncertainties

Details of the use of financial instruments and the financial risk management objectives and policies of Brambles are set out in Note 17 on pages 114 and 115 and in the Financial Review on pages 42 and 43.

The principal risks and uncertainties facing Brambles are set out in the Corporate Governance Report on pages 52 and 53. Risks are formally monitored by the Board and management committees as described in the Corporate Governance Report on page 51.

Dividends

The Directors have declared a final dividend of 13.5 Australian cents per share for BIL, fully franked, and a second interim dividend of 5.446 pence per share for BIP, a special dividend of 34.5 Australian cents per share for BIL, fully franked, and a special dividend of 13.918 pence per share for BIP consisting of 13.5 Australian cents per share for BIL and 5.446 pence per share for BIP in lieu of the 2007 interim dividend that would normally be paid in April 2007 and 21 Australian cents per share for BIL and 8.472 pence per share for BIP in recognition of the success of the divestment programme. The dividends for both companies will be paid on Thursday, 12 October 2006 to shareholders on the register on Friday, 22 September 2006. An interim dividend of 11.5 Australian cents per share for BIL, fully franked, and 4.887 pence per share for BIP was paid on 13 April 2006 making a total of 59.5 Australian cents, fully franked, and 24.251 pence per share respectively for the year. Details of dividends paid during 2005 are provided in Note 11 on page 108.

Directors

Details of each person who was a Director of BIL or BIP at any time during, or since the end of, the year, and the qualifications, experience and special responsibilities for continuing Directors are set out on pages 28 to 30 and 78. Mr F A McDonald retired as a Director on 11 November 2005. Mr C L Mayhew was appointed as a Director on 23 August 2005, Mr G J Kraehe AO was re-appointed as a Director on 12 December 2005 and Ms S C H Kay, Mr D P Gosnell and Mr A T Froggatt were appointed as Directors on 1 June 2006.

Under the constitution of BIL and the articles of association of BIP, Directors are required to retire from the Boards and offer themselves for re-election at least every three years. Messrs R D Brown, M D I Burrows, M F Ihlein and D J Turner will retire at this year's Annual General Meetings and, being eligible, offer themselves for re-election. Implementation of the proposed Unification of the DLC will be in its final stages at the dates of this year's Annual General Meetings but is expected to be completed during early December 2006. Mr R D Brown, Mr M D I Burrows and Sir David Lees had intended to retire as Directors of BIL and BIP at the conclusion of those meetings. To provide continuity of Directors throughout the process of unifying the DLC, however, Mr R D Brown, Mr M D I Burrows and Sir David Lees have agreed that, instead of retiring at the conclusion of the Annual General Meetings, they would retire as Directors of BIL and BIP with effect from 31 December 2006 (that is, shortly after unification of the DLC is, if approved, expected to be completed).

As Mr R D Brown and Mr M D I Burrows are retiring by rotation and are required to submit themselves for re-election at this year's Annual General Meetings, Sir David Lees has agreed to retire as a Director of BIL and BIP and to submit himself for re-election so that all Directors proposing to retire with effect from 31 December 2006 would be subject to re-election at the Annual General Meetings.

Messrs R D Brown and M D I Burrows and Sir David Lees do not have contracts of employment with Brambles although, as for all Brambles' Non-executive Directors, they are each party to a letter of appointment with Brambles, which is a contract for service but not of employment.

Mr R D Brown, Mr M D I Burrows and Sir David Lees have each made a significant contribution to Brambles, and the Board thanks them for their efforts.

Under the constitution of BIL and the articles of association of BIP, the Directors may at any time appoint any person as a Director. Any person so appointed holds office until the end of the following annual general meeting and is eligible for election as a Director at that meeting. Messrs G J Kraehe AO, D P Gosnell and A G Froggatt and Ms S C H Kay were appointed as Directors since the most recent annual general meetings of BIL and BIP. They hold office until the end of the Annual General Meetings. It is proposed that Messrs G J Kraehe AO, D P Gosnell and A G Froggatt and Ms S C H Kay be elected as Directors at the Annual General Meetings.

Secretary

Details of the qualifications and the experience of Mr C A van der Laan de Vries, Brambles' Company Secretary, are set out on page 19.

Directors' meetings

Details of the general frequency of Board meetings and membership of Board committees are given in the Corporate Governance Report on pages 48 to 50. The following table shows the actual Board and committee meetings held during the year and the number attended by each Director or committee member.

	Board meetings						Audit Committee meetings		Remuneration Committee meetings		Nominations Committee meetings	
	Regular		Special		Special Committees							
	(a)	(b)	(a)	(b)	(a)	(b)	(a)	(b)	(a)	(b)	(a)	(b)
D R Argus AO	6	6	8	8	2	2	–	–	–	–	6	6
R D Brown	6	6	8	6	–	–	9	6	–	–	–	–
M D I Burrows	6	6	8	6	1	1	–	–	8	7	6	6
A G Froggatt[c]	1	1	3	1	–	–	–	–	–	–	–	–
D P Gosnell[d]	1	1	3	2	–	–	–	–	–	–	–	–
H-O Henkel	6	5	8	3	–	–	–	–	–	–	–	–
M F Ihlein	6	6	8	8	2	2	–	–	–	–	–	–
S P Johns	6	6	8	8	2	2	9	9	–	–	–	–
S C H Kay[e]	1	1	3	2	–	–	–	–	–	–	–	–
G J Kraehe AO[f]	3	2	4	3	–	–	4	3	–	–	–	–
Sir David Lees	6	6	8	7	1	1	4	4	1	1	6	6
C L Mayhew[g]	6	6	7	5	–	–	–	–	7	7	–	–
F A McDonald[h]	3	2	3	2	–	–	5	3	–	–	–	–
J Nasser AO	6	6	8	7	–	–	–	–	8	8	6	6
D J Turner	6	6	8	8	2	2	–	–	–	–	–	–

Notes:

(a) This column refers to the number of meetings held while the Director was a member of the Board or relevant committee.

(b) This column refers to the number of meetings attended during the period the Director was a member of the Board and/or committee.

(c) Mr A G Froggatt was appointed as a Director on 1 June 2006.

(d) Mr D P Gosnell was appointed as a Director on 1 June 2006.

(e) Ms S C H Kay was appointed as a Director on 1 June 2006.

(f) Mr G J Kraehe AO was appointed as a Director on 12 December 2005.

(g) Mr C L Mayhew was appointed as a Director on 23 August 2005.

(h) Mr F A McDonald retired as a Director on 11 November 2005.

Directors' directorships of other listed companies

The following lists the directorships held by the Directors in other listed companies (other than BIL and BIP) since 1 July 2002 and the period for which each directorship has been held.

Director	Listed Company	Period Directorship Held
D R Argus AO	Australian Foundation Investment Company Limited	1999 to current
	BHP Billiton Limited	1996 to current
	BHP Billiton plc	2001 to current
	Southcorp Limited	1999 to 2003
R D Brown	GKN plc	1996 to current
	HMV Group plc	2002 to current
	THUS Group plc	2001 to 2004
M D I Burrows	Burns, Philp & Company Limited	1991 to current
	John Fairfax Holdings Limited	1996 to current
	Goodman Fielder Limited	2003 to 2003
A G Froggatt	Scottish and Newcastle plc	2003 to current
D P Gosnell	–	–
H-O Henkel	Bayer AG	2002 to current
	Continental AG	1989 to current
	Orange SA	2001 to current
M F Ihlein	Coca-Cola Amatil Limited	1997 to 2004
S P Johns	Spark Infrastructure Group	2005 to current
	Westfield Group:	
	◦ Westfield Holdings Limited	1985 to current
	◦ Westfield America Trust (director of responsible entity, Westfield America Management Limited)	1996 to current
	◦ Westfield Trust (director of responsible entity, Westfield Management Limited)	1985 to current
S C H Kay	Commonwealth Bank of Australia	2003 to current
	Symbion Limited	2001 to current
G J Kraehe AO	Bluescope Steel Limited	2002 to current
	Brambles Industries Limited	2000 to 2004
	Brambles Industries plc	2000 to 2004
	Djerriwarrh Investments Limited	2002 to current
	National Australia Bank Limited	1997 to 2005
	News Corporation	2001 to 2004
Sir David Lees	GKN plc	1982 to 2004
	QinetiQ Group plc	2005 to current
	Tate & Lyle plc	1998 to current
C L Mayhew	WH Smith plc	2005 to current
	John Lewis Partnership plc	1993 to 2004

Director	Listed Company	Period Directorship Held
J Nasser AO	BHP Billiton Limited	2006 to current
	BHP Billiton plc	2006 to current
	British Sky Broadcasting Group plc	2000 to current
D J Turner	Whitbread plc	2001 to 2006
	Commonwealth Bank of Australia	2006 to current

Interests in securities

Pages 61, 62, 68, 69 and 71 of the Remuneration Report include details of the interests of Directors and their director-related entities and of the five most highly remunerated executive officers of Brambles in shares and other securities of Brambles companies. There have been no changes in the interests of Directors and their director-related entities in shares and other securities of Brambles companies between 30 June 2006 and one month before the date of the notice of the Annual General Meetings.

Contracts with Directors

Mr D J Turner and Mr M F Ihlein, being Executive Directors in the full-time employment of BIL, have entered into service contracts. Under the terms of these contracts, they are entitled to receive benefits including shares and options. The principal terms of contracts are described in the Remuneration Report on page 60.

Letters of appointment for the Non-executive Directors, which are contracts for service but not contracts of employment, have been put in place with each of the Non-executive Directors. A copy of the standard letter of appointment used by Brambles can be found on the Brambles website at www.brambles.com. These letters confirm that the Non-executive Directors have no right to compensation on the termination of their appointment for any reason, other than for unpaid fees and expenses for the period actually served.

Since the end of the year, no Director of BIL or BIP has received or become entitled to receive a benefit (other than a benefit included in the aggregate amount of Directors' emoluments shown in the Remuneration Report forming part of this Directors' Report) or fixed salary as a full-time employee of BIL or BIP by reason of a contract made by BIL or BIP, their controlled entities or a related body corporate with the Director, or with a firm of which the Director is a member, or with an entity in which the Director has a substantial financial interest.

Indemnities

Indemnities provided to the Directors and officers in accordance with the constitution of BIL or the articles of association of BIP are detailed in Note 36 on pages 142 and 143.

Corporate governance and corporate social responsibility

A report on Brambles' corporate governance practices is on pages 44 to 53.

A report on Brambles' corporate social responsibility policies, on issues such as health and safety, the environment, community programs and ethics, is on pages 31 to 37.

Share capital and options

Details of the changes in the issued share capital of BIL and BIP, the number of shares reserved for issue in BIP and options outstanding over BIL and BIP shares at the year end are given in Notes 27 and 28 on pages 126 to 129.

Share Buy-Backs

On 29 November 2005, Brambles announced that it would release at least A$2.8 billion (£1.2 billion) of surplus capital which would be used to undertake, amongst other things, on-market share buy backs and would do so where share purchase opportunities arose which were in the best interests of Brambles' shareholders.

During the year and subsequent to the above announcement, Brambles made on-market purchases of 20,679,697 BIL shares, representing 2.1 per cent of the issued share capital of BIL, for an aggregate consideration of A$222 million, and 59,562,443 BIP shares, representing 8.9 per cent of issued share capital of BIP, with a nominal value of £3.0 million and an aggregate consideration of £259 million. The shares purchased were all cancelled. BIL's on-market buy back is still current, although neither it nor BIP has made on-market purchases from the end of the year to the date of this report.

At the annual general meetings held during 2005, shareholders authorised BIP to make on-market purchases of up to 72,439,640 of its ordinary shares, representing approximately 10 per cent of BIP issued share capital at that time. Shareholders will be asked at the 2006 annual general meetings to renew this authority.

Non-audit services

The amount of US$1,363,000 was paid or is payable to PricewaterhouseCoopers, Brambles' auditors, for non-audit services provided during the year, by them (or another person or firm on their behalf). These services primarily related to tax consulting advice, of which US$1,302,000 was incurred in the UK. The Directors are satisfied that the provision of non-audit services by Brambles' auditors (or a person or firm on their behalf) did not compromise the auditor independence requirements of the Corporations Act 2001 (Australia) for the following reasons: the nature of the non-audit services provided for the year; the quantum of non-audit fees compared to overall audit fees; and the pre-approval, monitoring and ongoing review requirements under the Audit Committee Charter in relation to non-audit work. The auditors have also provided the Committee with a letter confirming that, in their professional judgement, as at 23 August 2006, they have maintained their independence in accordance with their firm's requirements, with the provisions of Professional Statement F1 – Professional Independence, the applicable provisions of the Corporations Act 2001 (Australia), and other professional and regulatory requirements in Australia and the UK.

On the same basis, they also confirm that the objectivity of the audit engagement partners and the audit staff is not impaired.

Relevant audit information

So far as each of the Directors are aware, there is no relevant audit information of which the auditors are unaware and each of the Directors have taken all reasonable steps to make themselves aware of any relevant audit information and to establish that the auditors are aware of any such information.

Auditors' Independence Declaration

A copy of the auditors' independence declaration as required under section 307C of the Corporations Act 2001 (Australia) is set out on page 82.

Substantial shareholdings

Details of substantial shareholdings in BIL and BIP are provided on page 85.

Employment policies

Brambles companies, together with Brambles' share of joint ventures and associates, employed approximately 13,000 people worldwide as at 30 June 2006.

Brambles companies recognise their obligations to comply with health and safety legislation and, through training and communication, encourage employee awareness of the need to create and secure a safe and healthy working environment. Further information about Brambles' employee and health and safety initiatives is set out in the Corporate Social Responsibility Report on pages 32 to 35.

Donations

Details of charitable donations are given in the Corporate Social Responsibility Report on pages 36 and 37.

No donations were made during the year for political purposes, as defined in the Companies Act 1985 (UK).

Statement of Directors' responsibilities

The Companies Act 1985 (UK) requires the Directors to prepare financial statements for each financial period which give a true and fair view of the state of affairs of BIP and the Group as at the end of the financial period and of the profit or loss for that period. In preparing those financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of BIP and the Group and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of BIP and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Policy regarding payment of trade creditors

It is Brambles' policy to abide by terms of payment agreed with suppliers. In many cases, the terms of payment are as stated in the suppliers' own literature. In other cases, the terms of payment are determined by specific written or oral agreement. Brambles does not follow any published code or standard on payment practice.

At 30 June 2006, there were 75 days' (2005: 80 days') purchases outstanding in respect of Brambles' costs, based on the total invoiced by suppliers during the year ended on that date.

Annual General Meetings

The BIP Annual General Meeting will be held at 10.00am on 1 November 2006 at The Lion Auditorium, Grange City Hotel, 8–14 Cooper's Row, London EC3N 2BQ.

The BIL Annual General Meeting will be held at 10.00am on 9 November 2006 at The Mayfair Ballroom, Grand Hyatt Melbourne, 123 Collins Street, Melbourne, Victoria.

This Directors' Report is made in accordance with a resolution of the Board.



D R Argus AO
Chairman



D J Turner
Chief Executive Officer

23 August 2006

AUDITORS' INDEPENDENCE DECLARATION

As global engagement leader for the audit of Brambles Industries Limited, Brambles Industries plc and their controlled entities for the year ended 30 June 2006, I declare that, to the best of my knowledge and belief, there have been:

(a) no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

(b) no contraventions to any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Brambles Industries Limited, Brambles Industries plc and the entities they controlled during the year.





B W D Morgan
Partner
PricewaterhouseCoopers

Sydney
23 August 2006
Liability of PricewaterhouseCoopers Australia is limited by a scheme approved under Professional Standards Legislation

SHAREHOLDER INFORMATION

Directors

D R Argus AO
(Non-executive Chairman)

M D I Burrows
(Non-executive Joint Deputy Chairman)

Sir David Lees
(Non-executive Joint Deputy Chairman)

D J Turner
(Chief Executive Officer)

R D Brown
(Non-executive Director)

A G Froggatt
(Non-executive Director)

D P Gosnell
(Non-executive Director)

H-O Henkel
(Non-executive Director)

M F Ihlein
(Chief Financial Officer)

S P Johns
(Non-executive Director)

S C H Kay
(Non-executive Director)

G J Kraehe AO
(Non-executive Director)

C L Mayhew
(Non-executive Director)

J Nasser AO
(Non-executive Director)

Company secretary

Craig van der Laan de Vries, BA LLB (Hons)

Registered offices

Brambles Industries Limited
Level 40, Gateway
1 Macquarie Place
Sydney NSW 2000
Australia

ACN 000 129 868

Tel: 61 (0) 2 9256 5222
Fax: 61 (0) 2 9256 5299

Brambles Industries plc
Cassini House
57–59 St James's Street
London SW1A 1LD
United Kingdom

Company No. 4134697

Tel: 44 (0) 20 7659 6000
Fax: 44 (0) 20 7659 6001

Website

www.brambles.com

Stock exchange listings

Brambles Industries Limited's ordinary shares are quoted on the Australian Stock Exchange.

Brambles Industries plc's ordinary shares are traded on the London Stock Exchange.

Share registrars

Brambles Industries Limited
Link Market Services Limited
Level 12, 680 George Street
Sydney NSW 2000
Australia

Locked Bag A14
Sydney South NSW 1235
Australia

Tel: 61 (0) 2 8280 7143
1300 883 073 (freecall within Australia)
Fax: 61 (0) 2 9287 0303
E-mail: registrars@linkmarketservices.com.au

Website: www.linkmarketservices.com.au

Brambles Industries plc
Lloyds TSB Registrars
The Causeway, Worthing
West Sussex BN99 6DA
United Kingdom

Tel: 0870 600 3970 (UK only)
44 (0) 121 415 7047 (from outside the UK)
Fax: 0870 600 3980 (UK only)
44 (0) 1903 854 031 (from outside the UK)

Website: www.shareview.co.uk

Online access to shareholding information is available to investors through the appropriate registrar website.

Annual General Meetings

The Brambles 2006 Annual General Meetings will be held as follows:

London

Time: 10.00am
Date: Wednesday, 1 November 2006
Venue: The Lion Auditorium, Grange City Hotel
8-14 Cooper's Row
London EC3N 2BQ

Sydney

Time: 10.00am
Date: Thursday, 9 November 2006
Venue: Mayfair Ballroom, Grand Hyatt Melbourne
123 Collins Street
Melbourne VIC 3000

Financial calendar

BIL final dividend 2006 and BIP second interim dividend 2006

Ex dividend date
– BIL Monday, 18 September 2006
– BIP Wednesday, 20 September 2006
Record date Friday, 22 September 2006
Payment date Thursday, 12 October 2006

2007 (Provisional)

Announcement of interim results end February
Announcement of final results end August
Final dividend mid October
Annual General Meeting November

Capital gains tax

Brambles Industries plc

For capital gains tax purposes, the split between BIP and GKN shares at 7 August 2001 is as follows:

BIP Ordinary shares	360.375p	56.056776%
GKN Ordinary shares	282.5p	43.943224%

Analysis of securities holders as at 14 August 2006

SUBSTANTIAL SHAREHOLDERS

The Companies have been notified of the following substantial shareholdings:

Company	No. of ordinary shares	% of issued ordinary share capital
BIL		
Commonwealth Bank of Australia, Colonial Limited	98,884,506	10.28
Merrill Lynch & Co., Inc.	72,243,661	7.51
National Australia Bank Limited	65,029,135	6.76
Maple-Brown Abbott	63,731,997	6.62
Barclays Global Investors Australia Limited	58,080,797	6.04
BIP		
Deutsche Bank AG, and its subsidiary companies	80,533,895	12.07
Merrill Lynch & Co., Inc.	66,620,972	9.98
Credit Suisse Securities (Europe) Limited	41,121,484	6.16
UBS AG	39,221,164	5.88
The Capital Group Companies, Inc.	27,666,605	4.14
Lehman Brothers International (Europe)	27,480,330	4.12
ABN AMRO Bank N.V. London Branch	25,450,722	3.81
Citigroup Global Markets UK Equity Limited	20,297,453	3.04
Legal & General Group plc and/or its subsidiaries	22,055,112	3.30
BIL Issued Capital as at 14 August 2006	**962,331,902**	
BIP Issued Capital as at 14 August 2006	**667,426,383**	

DISTRIBUTION OF HOLDINGS

	Brambles Industries Limited				Brambles Industries plc			
	Shareholders		Shares		Shareholders		Shares	
Size of holding	Numbers	%	Numbers	%	Numbers	%	Numbers	%
1 – 1,000	30,010	38.45	17,986,135	1.87	12,842	61.07	5,118,541	0.77
1,001 – 5,000	37,231	47.71	92,282,424	9.59	6,838	32.52	14,583,585	2.19
5,001 – 10,000	6,516	8.35	47,448,961	4.93	602	2.86	4,121,160	0.62
10,001 – 100,000	4,056	5.20	88,617,355	9.21	436	2.07	12,997,790	1.95
100,001 and over	231	0.29	715,997,027	74.40	309	1.48	630,605,307	94.47
Total	**78,044**	**100.00**	**962,331,902**	**100.00**	**21,027**	**100.00**	**667,426,383**	**100.00**

TWENTY LARGEST SHAREHOLDERS

Brambles Industries Limited

	Name	No. of ordinary shares	% of share capital
1	Westpac Custodian Nominees Ltd	137,653,573	14.30
2	National Nominees Limited	115,971,911	12.05
3	Citicorp Nominees Pty Limited	111,474,128	11.58
4	J P Morgan Nominees Australia Ltd	101,704,039	10.57
5	ANZ Nominees Limited	39,638,034	4.12
6	Cogent Nominees Pty Limited	38,977,515	4.05
7	Queensland Investment Corporation	37,190,017	3.86
8	RBC Dexia Services Australia	15,538,225	1.61
9	UBS Nominees Pty Ltd	14,332,322	1.49
10	HSBC Custody Nominees (Australia) Limited	12,692,830	1.32
11	Westpac Financial Services Limited	9,271,778	0.96
12	Australian Foundation Investment Company Limited	5,769,840	0.60
13	Invia Custodian Pty Limited	5,049,263	0.52
14	Australian Reward Investment Alliance	4,931,281	0.51
15	Bond Street Custodians Limited	4,586,167	0.48
16	Victorian WorkCover Authority	4,425,872	0.46
17	IAG Nominees Pty Limited	4,083,026	0.42
18	Perpetual Trustee Company Limited	2,965,112	0.31
19	Washington H Soul Pattinson & Company Limited	2,892,413	0.30
20	Tasman Asset Management Ltd	2,866,927	0.30
	Percentage of total holdings of 20 largest holders	**672,014,273**	**69.83**

TWENTY LARGEST SHAREHOLDERS

Brambles Industries plc

	Name	No. of ordinary shares	% of share capital
1	State Street Nominees Limited	92,640,798	13.88
2	Chase Nominees Limited	80,970,379	12.13
3	HSBC Global Custody Nominee (UK) Limited	71,112,887	10.65
4	Nortrust Nominees Limited	61,553,702	9.22
5	Vidacos Nominees Limited	50,625,007	7.59
6	Royal Bank of Canada Europe Limited	31,716,657	4.75
7	Harewood Nominees Limited	28,978,184	4.34
8	Mellon Nominees (UK) Limited	21,631,015	3.24
9	Cooperatieve Centrale Raiffeisen-Boerenleenbank BA	19,897,863	2.98
10	The Bank of New York (Nominees) Limited	15,654,171	2.35
11	ABN AMRO Bank N.V. London Branch	14,355,812	2.15
12	Deutsche Bank Aktiengesellschaft London	13,279,677	1.99
13	J P Morgan Whitefriars, Inc.	11,000,000	1.65
14	CUIM Nominee Limited	9,168,213	1.37
15	Banc of America Securities Limited	9,000,000	1.35
16	Hanover Nominees Limited	8,477,260	1.27
17	BBHISL Nominees Limited	8,018,570	1.20
18	Macquarie Bank Limited	6,474,249	0.97
19	James Capel (Nominees) Limited	5,254,638	0.79
20	KAS Nominees Limited	5,194,933	0.78
	Percentage of total holdings of 20 largest holders	**565,004,015**	**84.65**

NUMBER OF OPTIONS ON ISSUE AND DISTRIBUTION OF HOLDINGS

Number of options on issue and distribution of holdings	Brambles Industries Limited		Brambles Industries plc	
	Holders	Options	Holders	Options
1 – 1,000	116	68,067	0	0
1,001 – 5,000	2,101	5,656,226	58	204,665
5,001 – 10,000	695	4,181,584	23	175,858
10,001 – 100,000	177	6,003,565	93	3,963,404
100,001 and over	61	21,974,230	34	8,757,452
Total	3,150	37,883,672	208	13,101,379

Voting rights: ordinary shares

Brambles Industries Limited

A new voting regime was created as a result of the DLC.

BIL's Constitution provides that each Member entitled to attend and vote may attend and vote in person or by proxy, by attorney or, where the Member is a body corporate, by representative. On a show of hands, every Member present having the right to vote on a resolution has one vote. The holder of the Special Voting Share has no right to vote on a show of hands.

On a poll, every Member present having the right to vote on the resolution has one vote for each share held and, in the case of the holder of the Special Voting Share, the voting rights as described in Section 6.6 of the Information Memorandum of BIL dated 25 June 2001 and sent to shareholders in connection with the DLC structure.

Full details of the voting arrangements created by the implementation of the DLC structure are contained in Section 6.6 of the Information Memorandum of BIL dated 25 June 2001 and sent to shareholders in connection with the DLC structure, a copy of which is on the Brambles website at www.brambles.com.

Brambles Industries plc

A new voting regime was created as a result of the DLC.

BIP's Articles of Association provide that every Member entitled to attend and vote may attend and vote in person or by proxy, or where the Member is a body corporate, by representative. On a show of hands, every Member present having the right to vote on a resolution has one vote. The holder of the Special Voting Share has no right to vote on a show of hands.

On a poll, every Member present having the right to vote on the resolution has one vote for each share held and, in the case of the holder of the Special Voting Share, the voting rights as described in Part 8, Section 1.2 (a) (v) of the Listing Particulars sent to shareholders in June 2001 in connection with the DLC structure.

Full details of the voting arrangements created by the implementation of the DLC structure are contained in Part 8, Section 1.2 of the Listing Particulars sent to shareholders in June 2001 in connection with the DLC structure, a copy of which is on the Brambles website at www.brambles.com.

Voting rights: options

Options over ordinary shares do not carry any voting rights.

INDEX TO FINANCIAL STATEMENTS
for the year ended 30 June 2006

CONSOLIDATED INCOME STATEMENT

for the year ended 30 June 2006

		2006			2005		
	Note	**Before special items US$m**	**Special items[1] US$m**	**Result for the year US$m**	Before special items US$m	Special items[1] US$m	Result for the year US$m
Continuing operations							
Sales revenue	5a	**3,522.1**	**–**	**3,522.1**	3,274.8	–	3,274.8
Other income	5a	**126.6**	**–**	**126.6**	121.8	–	121.8
Operating expenses	5b,6	**(2,881.0)**	**(70.2)**	**(2,951.2)**	(2,799.5)	6.2	(2,793.3)
Share of results of joint ventures and associates	19d	**3.6**	**–**	**3.6**	2.7	–	2.7
Operating profit		**771.3**	**(70.2)**	**701.1**	599.8	6.2	606.0
Finance revenue		**8.1**	**–**	**8.1**	7.2	–	7.2
Finance costs		**(119.9)**	**–**	**(119.9)**	(137.3)	–	(137.3)
Net finance costs	8	**(111.8)**	**–**	**(111.8)**	(130.1)	–	(130.1)
Profit before tax		**659.5**	**(70.2)**	**589.3**	469.7	6.2	475.9
Tax expense	6, 9	**(229.4)**	**2.7**	**(226.7)**	(160.4)	(2.4)	(162.8)
Profit from continuing operations		**430.1**	**(67.5)**	**362.6**	309.3	3.8	313.1
Profit from discontinued operations	12b	**217.0**	**884.8**	**1,101.8**	145.2	(9.5)	135.7
Profit for the year		**647.1**	**817.3**	**1,464.4**	454.5	(5.7)	448.8
Profit attributable to:							
– Minority interest		**1.0**	**–**	**1.0**	1.8	–	1.8
– Members of the parent entities		**646.1**	**817.3**	**1,463.4**	452.7	(5.7)	447.0
Earnings per share (cents)	10						
Total							
– Basic				**86.7**			26.4
– Diluted				**85.2**			26.2
Continuing operations							
– Basic				**21.5**			18.5
– Diluted				**21.1**			18.4

[1] Special items comprise impairments, exceptional items, fair value adjustments and amortisation of acquired non-goodwill intangible assets (other than software). Exceptional items are items of income and expense which are considered to be outside the ordinary course of business and are, either individually or in aggregate, material to Brambles or to the relevant business segment. Refer to Notes 6 and 12c.

The consolidated income statement should be read in conjunction with the accompanying notes.

CONSOLIDATED BALANCE SHEET
as at 30 June 2006

	Note	**2006 US$m**	2005 US$m
ASSETS			
Current assets			
Cash and cash equivalents	14	**129.4**	188.1
Trade and other receivables	15	**2,056.6**	1,098.0
Inventories	16	**26.3**	66.0
Derivative financial instruments	17	**7.1**	–
Other assets	18	**41.5**	66.8
		2,260.9	1,418.9
Assets classified as held for sale	12	**648.8**	9.3
Total current assets		**2,909.7**	1,428.2
Non-current assets			
Other receivables	15	**8.8**	29.9
Equity-accounted investments	19	**23.1**	126.6
Property, plant and equipment	20	**2,916.7**	3,934.2
Goodwill	21	**562.1**	938.5
Intangible assets	22	**155.1**	133.6
Deferred tax assets	9	**17.6**	135.8
Derivative financial instruments	17	**4.1**	–
Other assets	18	**0.6**	15.0
Total non-current assets		**3,688.1**	5,313.6
Total assets		**6,597.8**	6,741.8
LIABILITIES			
Current liabilities			
Trade and other payables	23	**757.8**	1,029.2
Borrowings	24	**59.4**	25.9
Derivative financial instruments	17	**0.3**	–
Tax payable		**235.5**	94.3
Provisions	25	**126.0**	177.7
		1,179.0	1,327.1
Liabilities directly associated with assets classified as held for sale	12	**331.5**	–
Total current liabilities		**1,510.5**	1,327.1
Non-current liabilities			
Borrowings	24	**1,760.1**	2,370.5
Provisions	25	**37.8**	99.0
Retirement benefit obligations	26	**64.0**	189.0
Deferred tax liabilities	9	**265.9**	357.1
Other liabilities	23	**6.5**	11.8
Total non-current liabilities		**2,134.3**	3,027.4
Total liabilities		**3,644.8**	4,354.5
Net assets		**2,953.0**	2,387.3
EQUITY			
Contributed equity	27	**957.2**	1,080.0
Reserves	29	**457.5**	474.7
Retained earnings	29	**1,534.4**	824.9
Parent entities interest		**2,949.1**	2,379.6
Minority interest	29	**3.9**	7.7
Total equity		**2,953.0**	2,387.3

The consolidated balance sheet should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
for the year ended 30 June 2006

	Note	**2006 US$m**	2005 US$m
Actuarial gains/(losses) on defined benefit pension plans:			
– Gains/(losses) in the year	26e	**26.8**	(9.2)
– Entities disposed, taken to profit	26e	**7.3**	–
Exchange differences on translation of:			
– Foreign operations		**69.4**	65.5
– Entities disposed, taken to profit		**(135.2)**	–
Cash flow hedges:			
– Gains taken to equity		**7.8**	–
– Transferred to profit or loss		**(3.2)**	–
Income tax:			
– On items taken directly to or transferred directly from equity	9a	**(8.6)**	1.8
– On items transferred to profit or loss	9a	**(1.5)**	–
Net (expense)/income recognised directly in equity		**(37.2)**	58.1
Profit for the year		**1,464.4**	448.8
Total recognised income and expense for the year		**1,427.2**	506.9
Attributable to:			
– Minority interest		**1.0**	1.8
– Members of the parent entities		**1,426.2**	505.1
		1,427.2	506.9
Adjustment on initial adoption of IAS 32/AASB 132 and IAS 39/AASB 139:			
– Taken to retained earnings		**(2.2)**	–
– Taken to reserves		**2.0**	–
		(0.2)	–

The consolidated statement of recognised income and expense should be read in conjunction with the accompanying notes.

CONSOLIDATED CASH FLOW STATEMENT

for the year ended 30 June 2006

	Note	2006 US$m	2005 US$m
Cash flows from operating activities			
Receipts from customers		6,785.9	6,640.1
Payments to suppliers and employees		(5,271.9)	(5,080.7)
Cash generated from operations		1,514.0	1,559.4
Dividends received from joint ventures and associates		16.1	13.5
Interest received		8.4	6.3
Interest paid		(127.9)	(118.9)
Income taxes paid		(221.5)	(169.1)
Net cash inflow from operating activities	31d	1,189.1	1,291.2
Cash flows from investing activities			
Acquisition of subsidiaries, net of cash acquired		(199.8)	(33.6)
Proceeds from disposal of businesses		1,084.3	12.0
Acquisition of investments in joint ventures and associates		–	(16.7)
Increase in other investments		(2.9)	(11.6)
Disposals of other investments		2.2	20.2
Purchases of property, plant and equipment		(784.6)	(785.6)
Proceeds from sale of property, plant and equipment		176.3	119.9
Purchases of intangible assets		(24.2)	(7.8)
Loan outflows with joint ventures and associates		(2.0)	(7.1)
Loan inflows with joint ventures and associates		5.8	3.0
Net cash inflow/(used) in investing activities		255.1	(707.3)
Cash flows from financing activities			
Proceeds from borrowings		3,330.2	2,507.5
Repayments of borrowings		(3,940.2)	(2,711.9)
Net (outflow)/proceeds from hedge borrowings		(5.3)	1.0
Proceeds from issue of ordinary shares	27	64.0	10.9
Buyback of ordinary shares		(645.2)	–
Dividends paid to Brambles' shareholders		(296.7)	(256.5)
Dividends paid to minority interests		(0.6)	(0.7)
Net cash used in financing activities		(1,493.8)	(449.7)
Net (decrease)/increase in cash and cash equivalents		(49.6)	134.2
Cash and cash equivalents at beginning of the year		188.0	50.6
Effect of exchange rate changes		(9.0)	3.2
Cash and cash equivalents at end of the year	31a	129.4	188.0

The consolidated cash flow statement should be read in conjunction with the accompanying notes.

NOTES TO AND FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 30 June 2006

Note 1.
Basis of preparation

These financial statements present the consolidated results of Brambles Industries Limited (ABN 22 000 129 868) (BIL) and Brambles Industries plc (registered number 4134697) (BIP).

BIL and BIP, each a Company, are referred to collectively throughout these financial statements as Brambles.

KEY FEATURES OF THE DLC STRUCTURE

The dual-listed companies (DLC) structure is essentially a contractual arrangement between BIL and BIP under which they operate as if they were a single economic enterprise, while retaining their separate legal identities, tax residencies and stock exchange listings. The arrangement, which was implemented in 2001, did not involve the acquisition of one company by the other or any transfer of shares or other assets between BIL and BIP.

As at the date of implementation of the DLC structure, BIL and BIP shareholders collectively held 57% and 43% respectively of the economic and voting interests in Brambles. Additional shares may be issued by either Company independently of the other so long as all shareholders benefit equally from the issue.

BIL and BIP have identical Boards and unified management, with Brambles' global headquarters operating in Sydney, Australia. The Boards have regard to the interests of all shareholders in Brambles.

BIL is incorporated and domiciled in Australia with its shares listed on the Australian Stock Exchange. BIP is incorporated and domiciled in the UK with its shares listed on the London Stock Exchange.

On 29 November 2005, Brambles announced a corporate reorganisation to unify BIL and BIP. It is envisaged that a newly formed Australian company, Brambles Limited, will acquire all the outstanding shares in BIL and BIP on a one-for-one basis under separate schemes of arrangement (Schemes). BIL and BIP shareholders will therefore have the same economic interest, subject to the cash alternative, in Brambles Limited as they currently have under the DLC structure. Brambles Limited will have its primary listing on the Australian Stock Exchange and a secondary listing on the London Stock Exchange. The Schemes will require separate approval by BIL and BIP shareholders, relevant regulatory authorities and courts in Australia and the UK. Unification is anticipated to occur in December 2006, after all approvals have been obtained. The proposed unification had no impact on the preparation of these financial statements at 30 June 2006, other than costs incurred in planning for unification.

Under the DLC structure, each BIL share and BIP share has equivalent economic and voting interests in Brambles which is controlled by the Sharing Agreement. Under the Sharing Agreement, the Equalisation Ratio governs the proportion in which distributions of income and capital are made to BIL and BIP shareholders (on a per share basis) and the relative voting rights.

The Equalisation Ratio is presently one to one and all shareholders, as far as practicable, receive equivalent economic returns by way of dividends.

Dividends are paid by each Company on an equalised per-share basis (having regard to the Equalisation Ratio). This means that neither BIL nor BIP declare or pay any dividend unless the other Company is permitted to and does pay a matching dividend.

If either BIL or BIP is prohibited by law or is otherwise unable to declare or pay all or any portion of such a matching dividend because of lack of retained profits, distributable reserves or otherwise, then the Companies enter into such transactions with each other as the Boards agree to be necessary so as to enable both Companies to pay equivalent dividends as nearly as practicable at the same time. Alternatively, the Boards may agree that the Companies pay a reduced dividend, which each Company is capable of paying without entering into such transactions, or that neither Company pays a dividend for that year.

There have been no such transactions entered into between BIL or BIP either during the year or up to the date of the Directors' Report.

The shareholders of BIL and BIP effectively vote together as a single decision-making body on matters affecting them in similar ways, such as the approval of appointment of Directors. These matters are known as Joint Electorate Actions. In the case of certain matters in relation to which the two bodies of shareholders may have divergent interests, the Company wishing to carry out the relevant action requires the approval of the shareholders in the other Company (voting separately) as well as the approval of its own shareholders (voting separately). These matters are known as Class Rights Actions.

Note 2.
Significant accounting policies

BASIS OF ACCOUNTING

These financial statements are a general purpose financial report.

The financial statements have been prepared in accordance with International Financial Reporting Standards as adopted for use in the European Union (IFRS) and Australian Equivalents to International Financial Reporting Standards (AIFRS), and in accordance with the requirements of the Corporations Act 2001 and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS. They comply with applicable accounting standards and other authoritative pronouncements of the International Accounting Standards Board (IASB), the Australian Accounting Standards Board (AASB), the International Financial Reporting Interpretations Committee (IFRIC) and the Urgent Issues Group (UIG).

Generally AIFRS are identical to IFRS except that in certain instances AIFRS require additional disclosures to be made or prohibit accounting treatments permitted by IFRS. Throughout the financial statements, reference is made to IFRS which should be read to include AIFRS. Accounting policies have been selected to ensure concurrent compliance with both IFRS and AIFRS.

The financial statements are drawn up in accordance with the conventions of historical cost accounting, except for available-for-sale investments, derivative financial instruments and financial assets and liabilities at fair value through profit or loss.

ROUNDING OF AMOUNTS

As Brambles is a company of a kind referred to in ASIC Class Order 98/0100, relevant amounts in the financial statements and Directors' Report have been rounded to the nearest hundred thousand US dollars or, in certain cases, to the nearest thousand US dollars.

References to 2006 and 2005 are to the financial years ended 30 June 2006 and 30 June 2005 respectively.

Note 2.
Significant accounting policies continued

STATEMENT OF COMPLIANCE

The financial statements comply with IFRS. These are the first full year financial statements prepared under IFRS and are covered by IFRS 1: First-time Adoption of IFRS and AASB 1: First-time Adoption of AIFRS. In the year ended 30 June 2005, the Annual Review of BIP was prepared under UK GAAP and the Annual Report of BIL under AGAAP. In preparing the financial statements under IFRS, management has amended certain accounting and valuation methods that previously applied under UK GAAP and AGAAP. Descriptions of the changes and reconciliations of the effect of the transition from UK GAAP and AGAAP on Brambles' equity, net income and cash flows are provided in Notes 38 and 39 respectively.

Comparatives for the period ended 30 June 2005 have been restated accordingly, or, where necessary, reclassified for consistency with current year disclosures.

The policies set out below have been consistently applied to all the years presented except for those relating to financial instruments. Brambles has used the exemption available under IFRS 1 and AASB 1 to apply IAS 32/AASB 132: Financial Instruments: Disclosure and Presentation and IAS 39/AASB 139: Financial Instruments: Recognition and Measurement from 1 July 2005. The fair values disclosed in 2005 are calculated under prior UK GAAP and AGAAP.

Notes 38 and 39 set out details of adjustments made to the unaudited 2005 full year results that were reported within the consolidated financial report for the half-year ended 31 December 2005. These adjustments impacted retirement benefit obligations and operating leases.

NEW ACCOUNTING STANDARDS AND INTERPRETATIONS

As at 30 June 2006, a number of accounting standards have been issued or amended with applicable commencement dates subsequent to year end. Except for revised IAS 19/AASB 119: Employee Benefits, Brambles has not elected to early adopt these accounting standards. The expected impact of these accounting standards should not materially alter the accounting policies of Brambles at the date of this report.

Brambles is currently assessing the impact of the adoption of IFRIC 4/UIG 4: Determining whether an Arrangement contains a Lease which will be effective for the reporting period beginning on 1 July 2006.

BASIS OF CONSOLIDATION

The consolidated financial statements of Brambles include the financial statements of BIL and BIP and all their subsidiaries. The consolidation process eliminates all inter-entity accounts and transactions. The financial statements of overseas subsidiaries have been prepared in accordance with overseas accounting practices and, for consolidation purposes, have been adjusted to comply with IFRS. The financial statements of all subsidiaries are prepared for the same reporting period as BIL and BIP.

On acquisition, the assets and liabilities and contingent liabilities of a subsidiary are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill. Any deficiency of the cost of acquisition below the fair values of the identifiable net assets acquired (i.e. discount on acquisition) is credited to the income statement in the period of acquisition. The interest of minority shareholders is stated at the minority's proportion of the fair values of the assets and liabilities recognised.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Brambles has taken advantage of the exemption permitted by IFRS 1/AASB 1 and elected not to apply IFRS 3/AASB 3: Business Combinations retrospectively to business combinations, including the creation of the DLC structure itself, entered into prior to the transition to IFRS.

Fair values at the time of executing the DLC Structure Sharing Agreement between BIL and BIP were not applied in the preparation of the combined financial statements under UK GAAP and AGAAP. Previously, the combined financial statements were prepared by applying accounting principles similar to those adopted under UIG Abstract 13: The Presentation of the Financial Report of Entities whose Securities are 'Stapled'. The continuation of this consolidation basis under IFRS is in accordance with UIG Interpretation 1001: Consolidated Financial Reports in relation to Pre-Date-of-Transition Dual Listed Company Arrangements.

INVESTMENT IN JOINT VENTURES AND ASSOCIATES

Investments in associates, where Brambles exercises significant influence, and other joint venture entities are accounted for using the equity method in the consolidated financial statements, and include any goodwill arising on acquisition. Under this method, Brambles' share of the profits or losses of associates and joint ventures is recognised in the consolidated balance sheet and its share of movements in reserves is recognised in consolidated reserves. Cumulative movements are adjusted against the cost of the investment.

If Brambles' share of losses in an associate or joint venture exceeds its interest in the associate or joint venture, Brambles does not recognise further losses unless it has incurred obligations or made payments on behalf of its associate or joint venture.

Loans to equity accounted associates and joint ventures under formal loan agreements are long term in nature and are included as investments.

Where there has been a change recognised directly in the joint venture's or associate's equity, Brambles recognises its share of any changes as a change in equity.

NON-CURRENT ASSETS HELD FOR SALE

Non-current assets and disposal groups classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell.

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

DISCONTINUED OPERATIONS

The trading results for business operations disposed during the year or classified as held for sale are disclosed separately as discontinued operations in the income statement. The amount disclosed includes any related impairment losses recognised and any gains or losses arising on disposal.

Comparative amounts for the prior year are restated in the income statement to include current year discontinued operations.

SEGMENT REPORTING

Brambles' primary segment for reporting purposes is by business segment as Brambles' risks and rates of return are affected predominantly by the difference in the products and services provided by its business streams. Secondary segment information is reported geographically.

Primary segment information is further analysed between continuing and discontinued operations.

PRESENTATION CURRENCY

The consolidated financial statements are presented in US dollars.

Brambles has selected the US dollar as its presentation currency for the following reasons:

- a significant portion of Brambles' activity is denominated in US dollars; and
- it is widely understood by Australian, UK and international investors and analysts.

The parent entity financial statements of BIL and BIP continue to be presented in their functional currencies of Australian dollars and sterling respectively.

FOREIGN CURRENCY

Items included in the financial statements of each of Brambles' entities are measured using the functional currency of each entity.

Foreign currency transactions are translated into the functional currency of each entity using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation at year end rates of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement, except where deferred in equity as qualifying cash flow hedges or qualifying net investment hedges.

Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Gains and losses arising on retranslation are recognised directly in equity.

The results and cash flows of subsidiaries, joint ventures and associates are translated into US dollars using the average exchange rates for the period. Where this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, the exchange rate on the transaction date is used. Assets and liabilities of subsidiaries, joint ventures and associates are translated into US dollars at the exchange rate ruling at the balance sheet date. All resulting exchange differences arising on the translation of Brambles' overseas entities are recognised as a separate component of equity.

The financial statements of foreign subsidiaries, joint ventures and associates that report in the currency of a hyperinflationary economy are restated in terms of the measuring unit current at the balance sheet date before they are translated into US dollars.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

In its transition to IFRS, Brambles has chosen not to make use of the exemption set out in IFRS 1/AASB 1 that permits cumulative translation differences that existed at the date of transition to IFRS to be transferred to retained earnings and the foreign currency translation reserve at 1 July 2004 deemed to be zero. Instead, the foreign currency translation reserve has been recalculated in US dollars from the date of establishment of the DLC. Any gain or loss on the subsequent disposal of a foreign operation will include the deferred cumulative exchange differences recognised in equity in respect of that entity from the date of establishment of the DLC.

The principal exchange rates affecting Brambles were:

		US$:A$	US$:euro	US$:£
Average	2006	0.7474	1.2256	1.7899
	2005	0.7532	1.2686	1.8557
Year end	30 June 2006	0.7425	1.2813	1.8525
	30 June 2005	0.7615	1.2116	1.7960

REVENUE

Revenue is recognised to the extent that it is probable that the economic benefits will flow to Brambles and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of duties and taxes paid (Value Added Tax, Goods and Services Tax and local equivalents), except for UK landfill tax.

Revenue is recognised as follows:

- For services, when invoicing the customer following the provision of the service and/or under the terms of agreed contracts in accordance with agreed contractual terms in the period in which the service is provided;
- Where services are provided under long term contracts, the percentage of completion method is used to determine applicable revenue. Where the outcome of a contract cannot be reliably estimated but the applicable costs are expected to be recovered, revenue is recognised only to the extent of costs incurred.

OTHER INCOME

Other income includes net gains on disposal of property, plant and equipment in the ordinary course of business, which are recognised when control of the property has passed to the buyer. Amounts arising from compensation for irrecoverable pooling equipment are recognised only when it is probable that they will be received.

Dividends

Dividend revenue is recognised when the shareholders' right to receive the payment is established.

FINANCE REVENUE

Interest revenue is recognised as the interest accrues (using the effective interest method, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument) to the net carrying amount of the financial asset.

BORROWING COSTS

Borrowing costs are recognised as expenses in the year in which they are incurred, except where they are included in the cost of qualifying assets.

The capitalisation rate used to determine the amount of borrowing costs to be capitalised is the weighted average interest rate applicable to the entity's outstanding borrowings during the year. No borrowing costs were capitalised in 2006 or 2005.

Note 2.

Significant accounting policies continued

PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS

Payments to defined contribution pension schemes are charged as an expense as they fall due. Payments made to state-managed retirement benefit schemes are dealt with as payments to defined contribution schemes where Brambles' obligations under the schemes are equivalent to those arising in a defined contribution pension scheme.

Brambles has elected to early adopt the amendment to IAS 19/AASB 119: Employee Benefits in order to recognise actuarial gains and losses in the statement of recognised income and expense.

A liability in respect of defined benefit pension schemes is recognised in the balance sheet, measured as the present value of the defined benefit obligation at the reporting date less the fair value of the pension scheme's assets at that date. Pension obligations are measured as the present value of estimated future cash flows discounted at rates reflecting the yields of high quality corporate bonds.

The costs of providing pensions under defined benefit schemes are calculated using the projected unit credit method, with actuarial valuations being carried out at each balance sheet date. Past service cost is recognised immediately to the extent that the benefits are already vested, and otherwise is amortised on a straight-line basis over the average period until the benefits become vested.

Actuarial gains and losses arising from differences between expected and actual returns, and the effect of changes in actuarial assumptions are recognised in full through the statement of recognised income and expense in the period in which they arise.

The costs of other post-employment liabilities are calculated in a similar way to defined benefit pension schemes and spread over the period during which benefit is expected to be derived from the employees' services, in accordance with the advice of qualified actuaries.

EXECUTIVE AND EMPLOYEE OPTION PLANS

Incentives in the form of share-based compensation benefits are provided to executives and employees under share option and performance share schemes approved by shareholders.

Options and share awards are fair valued by qualified actuaries at their grant dates in accordance with the requirements of IFRS 2/ AASB 2: Share-based Payments, using a binomial model. The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, on a straight-line basis over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (vesting date).

Executives and employees in certain jurisdictions are provided cash incentives calculated by reference to the options and awards under the share option schemes (phantom shares). These phantom shares are fair valued on initial grant and at each subsequent reporting date. The cost of such phantom shares is charged to the income statement over the relevant vesting periods, with a corresponding increase in provisions.

The fair value calculation of options granted excludes the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, Brambles revises its estimate of the number of options that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate.

On its transition to IFRS, Brambles has elected to make use of the exemption set out in IFRS 1/AASB 1 in relation to share options granted before 7 November 2002 or which vested before 1 January 2005. No expense is recognised in respect of these options. Such exempted share options are recognised when the options are exercised, with the proceeds received being allocated to share capital.

SPECIAL ITEMS

Special items comprise impairments, exceptional items, fair value adjustments and amortisation of acquired non-goodwill intangible assets (other than software). Exceptional items are items of income or expense which are considered to be outside the ordinary course of business and are, either individually or in aggregate, material to Brambles or to the relevant business segment. Such items are likely to include, but are not restricted to, gains or losses on the sale or termination of operations, the cost of significant reorganisations or restructuring, and impairment charges on tangible or intangible assets. The Directors consider that this presentation best assists the users of Brambles' financial statements in their understanding of the underlying business results.

ASSETS

Cash and cash equivalents

For purposes of the cash flow statement, cash includes deposits at call with financial institutions and other highly liquid investments which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts. Bank overdrafts are presented within borrowings in the balance sheet.

Receivables

Trade receivables do not carry any interest and are recognised at amounts receivable less an allowance for any uncollectible amounts. Trade receivables are recognised when services are provided and settlement is expected within normal credit terms.

Bad debts are written-off when identified. A provision for doubtful receivables is established when there is a level of uncertainty as to the full recoverability of the receivable, based on objective evidence.

Inventories

Stock and stores on hand are valued at the lower of cost and net realisable value and, where appropriate, provision is made for possible obsolescence. Work in progress, which represents partly-completed work undertaken at pre-arranged rates but not invoiced at the balance sheet date, is recorded at the lower of cost or net realisable value.

Cost is determined on a first-in, first-out basis and, where relevant, includes an appropriate portion of overhead expenditure. Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and costs to make the sale.

Recoverable amount of non-current assets

At each reporting date, Brambles assesses whether there is any indication that an asset, or cash generating unit to which the asset belongs, may be impaired. Where an indicator of impairment exists, Brambles makes a formal estimate of recoverable amount. The recoverable amount of an asset is the greater of its fair value less costs to sell and its value in use.

Where the carrying value of an asset exceeds its recoverable amount, the asset is considered to be impaired and is written down to its recoverable amount. The impairment loss is recognised as a special item of expense in the income statement in the reporting period in which the write-down occurs.

The expected net cash flows included in determining recoverable amounts of non-current assets are discounted to their present values using a market risk adjusted discount rate.

Property, plant and equipment

Property, plant and equipment (PPE) is stated at cost, net of depreciation and any impairment, except land which is shown at cost less impairment. Cost includes expenditure that is directly attributable to the acquisition of assets, and, where applicable, an initial estimate of the cost of dismantling and removing the item and restoring the site on which it is located.

Subsequent expenditure is capitalised only when it is probable that future economic benefits associated with the expenditure will flow to Brambles. Repairs and maintenance are expensed in the income statement in the period they are incurred.

Depreciation is charged in the financial statements so as to write-off the cost of all PPE, including landfill sites, but excluding other freehold land, to their residual value on a straight-line or reducing balance basis over their expected useful lives to Brambles. Residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Predominantly, the straight-line basis has been used except for landfill sites where depreciation is based on the capacity used as a proportion of the total capacity available.

The expected useful lives of PPE are generally:

- Buildings — 50 years
- Pooling equipment — 5–10 years
- Other plant and equipment (owned and leased) — 3–20 years

The cost of improvements to leasehold properties is amortised over the unexpired portion of the lease, or the estimated useful life of the improvement to Brambles, whichever is the shorter.

Provision is made for irrecoverable pooling equipment based on experience in each market. The provision is presented within accumulated depreciation.

The carrying values of PPE are reviewed for impairment when circumstances indicate their carrying values may not be recoverable. Assets are assessed within the cash generating unit to which they belong. Any impairment losses are recognised in the income statement.

The recoverable amount of PPE is the greater of its fair value less costs to sell and its value in use. Value in use is determined as estimated future cash flows discounted to their present value using a pre-tax discount rate reflecting current market assessments of the time value of money and the risk specific to the asset.

PPE is derecognised upon disposal or when no future economic benefits are expected to arise from continued use of the asset. Any net gain or loss arising on derecognition of the asset is included in the income statement and presented as other income in the period in which the asset is derecognised.

Goodwill

Goodwill is carried at cost less accumulated impairment losses. Goodwill is not amortised.

Goodwill represents the excess of the cost of an acquisition over the fair value of Brambles' share of the net identifiable assets of the acquired subsidiary, joint venture or associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of joint ventures and associates is included in investments in joint ventures and associates.

Upon acquisition, any goodwill arising is allocated to each cash generating unit expected to benefit from the acquisition. Goodwill is tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired. An impairment loss is recognised when the recoverable amount of the cash generating unit is less than its carrying amount.

On disposal of an operation, goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal.

In its transition to IFRS, Brambles has elected to make use of the exemption set out in IFRS 1/AASB 1 in relation to business combinations and has not applied IFRS 3/AASB 3: Business Combinations to combinations that occurred before 1 July 2004. The carrying amount of goodwill under AGAAP at 1 July 2004 has been deemed to be the carrying amount of goodwill under IFRS at that date, as further described in Note 38.

Intangible assets

Intangible assets acquired are capitalised at cost, unless acquired as part of a business combination in which case they are capitalised at fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less provisions for amortisation and impairment.

The costs of acquiring and developing computer software for internal use are capitalised as intangible non-current assets where it is used to support a significant business system and the expenditure leads to the creation of a durable asset.

Useful lives have been established for all non-goodwill intangible assets. Amortisation charges are expensed in the income statement on a straight-line basis over those useful lives. Estimated useful lives are reviewed annually.

The expected useful lives of intangible assets are generally:

- Customer lists and relationships — 3–20 years
- Computer software — 3–7 years

There are no non-goodwill intangible assets with indefinite lives.

Intangible assets are tested for impairment where an indicator of impairment exists, either individually or at the cash generating unit level.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the income statement when the asset is derecognised.

LIABILITIES

Payables

Trade and other creditors represent liabilities for goods and services provided to Brambles prior to the end of the financial year which remain unpaid at the reporting date. The amounts are unsecured and are paid within normal credit terms.

Provisions

Provisions for liabilities are made on the basis that, due to a past event, the business has a constructive or legal obligation to transfer economic benefits that are of uncertain timing or amount. Provisions are measured at the present value of management's best estimate at the balance sheet date of the expenditure required to settle the obligation. The discount rate used is a pre-tax rate that reflects current market assessments of the time value of money and the risks appropriate to the liability.

Provisions for environmental and landfill costs include provisions associated with the closure and post closure costs of landfill sites.

Note 2.
Significant accounting policies continued

Brambles estimates its total future requirements for closure costs and for post closure monitoring and maintenance of each site after the anticipated closure.

Full provision for site restoration is made for the net present value (NPV) of Brambles' minimum unavoidable costs in relation to restoration liabilities at its landfill sites and this value is capitalised in fixed assets. Brambles provides for the NPV of restoration costs over the life of its landfill sites, based upon the amount of airspace consumed.

Provision for aftercare is made for the NPV of post closure costs based on the amount of airspace consumed in the period. The dates of payment of aftercare costs are uncertain but are anticipated to be up to 60 years from closing of the relevant landfill site.

Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost in the income statement.

Interest bearing liabilities

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the borrowing proceeds (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless Brambles has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Employee entitlements

Employee entitlements are provided by Brambles in accordance with the legal and social requirements of the country of employment. Principal entitlements are for annual leave, sick leave, long service leave and contract entitlements. Annual leave and sick leave entitlements are presented within trade and other payables.

Liabilities for annual leave, as well as those employee entitlements which are expected to be settled within one year, are measured at the amounts expected to be paid when they are settled. All other employee entitlement liabilities are measured at the estimated present value of the future cash outflows to be made in respect of services provided by employees up to the reporting date.

Dividends

A provision for dividends is only recognised where the dividends have been declared prior to the reporting date.

Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Operating leases

The minimum lease payments under operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight-line basis over the term of the lease.

Finance leases

Finance leases, which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to Brambles, are capitalised at the inception of the lease at the fair value of the leased asset or, if lower, present value of the minimum lease payments, and disclosed as property, plant and equipment held under lease. A lease liability of equal value is also recognised.

Lease payments are allocated between finance charges and a reduction of the lease liability so as to achieve a constant periodic rate of interest on the lease liability outstanding each period. The finance charge is recognised as a finance cost in the income statement.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term.

INCOME TAX

The income tax expense or benefit for the year is the tax payable or receivable on the current year's taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements and to unused tax losses.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, calculated using tax rates which are enacted or substantively enacted by the balance sheet date.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are not recognised:

- Where the deferred tax arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or
- In respect of temporary differences associated with investments in subsidiaries, joint ventures and associates where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Current and deferred tax attributable to amounts recognised directly in equity are also recognised directly in equity.

FINANCIAL INSTRUMENTS

Financial assets and financial liabilities are recognised on Brambles' balance sheet when Brambles becomes a party to the contractual provisions of the instrument. Derecognition takes place when Brambles no longer controls the contractual rights that comprise the financial instrument, which is normally the case when the instrument is sold, or all the cash flows attributable to the instrument are passed through to an independent third party.

Derivative instruments used by Brambles, which are used solely for hedging purposes (ie to offset foreign exchange and interest rate risks), comprise interest rate swaps, caps, collars, forward rate agreements and forward foreign exchange contracts. Such derivative instruments are used to alter the risk profile of Brambles' existing underlying exposure in line with Brambles' risk management policies.

To 30 June 2005

Since all derivative instruments employed by Brambles are used solely for hedging purposes, they are all designated as hedging instruments. Brambles defers the impact of the derivative instruments on profit until it recognises the underlying hedged item in the income statement.

Interest differentials under interest rate swaps, caps and collars are recognised by adjustment of the underlying interest receivable or payable over the term of the agreement and as such are accrued to profit or loss on a time apportioned basis.

Currency swap agreements and forward foreign exchange contracts are valued at closing exchange rates.

Resulting gains and losses are offset against foreign exchange gains or losses on the related borrowings or, where the instrument is used to hedge a committed future transaction, are deferred until the transaction occurs and shown within debtors or creditors as appropriate.

From 1 July 2005
(when IAS 32/AASB 132 and IAS 39/AASB 139 apply)

Derivative financial instruments are stated at fair value. The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturities at the balance sheet date. The fair value of interest rate swap contracts is calculated as the present value of the forward cash flows of the instrument after applying market rates and standard valuation techniques.

For the purposes of hedge accounting, hedges are classified as either fair value hedges or cash flow hedges.

Fair value hedges

Fair value hedges are derivatives that hedge exposure to changes in the fair value of a recognised asset or liability, or an unrecognised firm commitment. In relation to fair value hedges which meet the conditions for hedge accounting, any gain or loss from remeasuring the hedging instrument at fair value is recognised immediately in the income statement.

Any gain or loss attributable to the hedged risk on remeasurement of the hedged item is adjusted against the carrying amount of the hedged item and recognised in the income statement. Where the adjustment is to the carrying amount of a hedged interest-bearing financial instrument, the adjustment is amortised to the income statement such that it is fully amortised by maturity.

Hedge accounting is discontinued prospectively if the hedge is terminated or no longer meets the hedge accounting criteria. In this case, any adjustment to the carrying amounts of the hedged item for the designated risk for interest-bearing financial instruments is amortised to the income statement following termination of the hedge.

Cash flow hedges

Cash flow hedges are derivatives that hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability, or a highly probable forecast transaction.

In relation to cash flow hedges to hedge forecast transactions which meet the conditions for hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity and the ineffective portion is recognised in the income statement.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting.

At that point in time, any cumulative gain or loss on the hedging instrument recognised in equity is kept in equity until the forecast transaction occurs.

If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to net profit or loss for the year.

For all other cash flow hedges, the gains or losses that are recognised in equity are transferred to the income statement in the same year in which the hedged firm commitment affects the net profit and loss, for example when the future sale actually occurs.

When the hedged firm commitment results in the recognition of an asset or a liability, then, at the time the asset or liability is recognised, the associated gains or losses that had previously been recognised in equity are included in the initial measurement of the acquisition cost or other carrying amount of the asset or liability.

Derivatives that do not qualify for hedge accounting

Where derivatives do not qualify for hedge accounting, gains or losses arising from changes in their fair value are taken directly to net profit or loss for the year.

CONTRIBUTED EQUITY

Ordinary shares including share premium are classified as contributed equity. No gain or loss is recognised in the income statement on the purchase, sale, issue or cancellation of Brambles' own equity instruments.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction from the proceeds of issue.

EARNINGS PER SHARE (EPS)

Basic EPS is calculated as net profit attributable to members of the parent entities, adjusted to exclude costs of servicing equity (other than dividends), divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net profit attributable to members of the parent entities, adjusted for:

- Costs of servicing equity (other than dividends) and preference share dividends;
- The after-tax effect of dividends and finance costs associated with dilutive potential ordinary shares that have been recognised as expenses;
- Other non-discretionary changes in revenues or expenses during the year that would result from the dilution of potential ordinary shares;

and divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

Note 3.
Critical accounting estimates and judgements

In applying its accounting policies, Brambles has made estimates and assumptions concerning the future, which may differ from the related actual outcomes. Those estimates and assumptions which have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

IRRECOVERABLE POOLING EQUIPMENT PROVISIONING

Loss or damage is an inherent risk of pooling equipment operations. CHEP's pooling equipment operations around the world differ in terms of business model, market dynamics, customer and distribution channel profiles, contractual arrangements and operational detail. Brambles conducts audits on a regular basis to confirm the existence and the condition of its pooling equipment assets, and monitors its pooling equipment operations using detailed key performance indicators (KPIs).

The irrecoverable pooling equipment provision is determined by reference to historical statistical data in each market, including the outcome of audits and relevant KPIs, together with management estimates of future equipment losses.

INCOME TAXES

Brambles is a global company and is subject to income taxes in many jurisdictions around the world. Significant judgement is required in determining the provision for income taxes on a worldwide basis. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. Brambles recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from amounts provided, such differences will impact the current and deferred tax provisions in the period in which such outcome is obtained.

PROVISIONS ON DIVESTMENTS

Brambles has made provisions in relation to vendor warranties and other matters associated with the divestments made in 2006 and prior years. These provisions have been established by management using information currently available. Where the eventual outcome of these matters is different from amounts currently provided, such differences will impact profits in the period in which such outcome is recognised.

Note 4.
Segment information

Brambles' material continuing business segments are CHEP (pallet and container pooling) and Recall (information management).

Discontinued operations comprise Cleanaway (waste management), Brambles Industrial Services, Regional Businesses and Recall's Italian operations, which were either divested in 2006 or are currently being divested.

Intersegment revenue during the year was immaterial.

	Total revenue		Sales revenue	
	2006 US$m	2005 US$m	**2006 US$m**	2005 US$m
By business segment				
CHEP	**3,078.8**	2,874.6	**2,956.4**	2,762.6
Recall	**569.9**	522.0	**565.7**	512.2
Continuing operations	**3,648.7**	3,396.6	**3,522.1**	3,274.8
Cleanaway	**1,796.2**	1,912.3	**1,771.9**	1,895.3
Brambles Industrial Services	**444.7**	573.8	**441.5**	559.2
Regional Businesses	**161.2**	217.1	**160.8**	216.1
Other	**19.4**	18.6	**19.4**	18.4
Discontinued operations	**2,421.5**	2,721.8	**2,393.6**	2,689.0
Total	**6,070.2**	6,118.4	**5,915.7**	5,963.8
By geographic origin				
Europe	**2,998.9**	3,180.5	**2,961.1**	3,153.8
Americas	**1,867.3**	1,756.8	**1,771.0**	1,662.8
Australia/New Zealand	**1,044.9**	1,036.6	**1,029.1**	1,006.4
Rest of World	**159.1**	144.5	**154.5**	140.8
Total	**6,070.2**	6,118.4	**5,915.7**	5,963.8

	Operating profit[1]		Comparable operating profit[2]		Special items, before tax	
	2006 US$m	2005 US$m	**2006 US$m**	2005 US$m	**2006 US$m**	2005 US$m
By business segment						
CHEP	**703.8**	534.3	**703.8**	534.3	**–**	–
Recall	**72.8**	90.6	**97.5**	84.4	**(24.7)**	6.2
Corporate	**(75.5)**	(18.9)	**(30.0)**	(18.9)	**(45.5)**	–
Continuing operations	**701.1**	606.0	**771.3**	599.8	**(70.2)**	6.2
Cleanaway[3]	**1,235.9**	135.2	**241.5**	135.2	**994.4**	–
Brambles Industrial Services	**51.0**	68.0	**62.8**	68.0	**(11.8)**	–
Regional Businesses	**66.2**	14.2	**5.2**	14.2	**61.0**	–
Other	**(25.5)**	(1.4)	**1.0**	(1.4)	**(26.5)**	–
Discontinued operations	**1,327.6**	216.0	**310.5**	216.0	**1,017.1**	–
Total	**2,028.7**	822.0	**1,081.8**	815.8	**946.9**	6.2

[1] Operating profit is segment revenue less segment expense and excludes net finance costs.

[2] Comparable operating profit is profit before special items, finance costs and tax which the Directors consider to be a useful measure of underlying business performance. The difference between comparable operating profit and operating profit in the segment report is due to special items.

[3] Operating profit for the Cleanaway segment includes the gain on disposal of both Cleanaway Australia and Industrial Services Australia as they were divested as one transaction.

Note 4.
Segment information continued

	Capital expenditure (including acquisitions)		Depreciation and amortisation	
	2006 US$m	2005 US$m	**2006 US$m**	2005 US$m
By business segment				
CHEP	**555.3**	484.1	**360.7**	361.3
Recall	**144.7**	50.6	**50.2**	30.4
Corporate	**1.3**	0.2	**1.1**	1.3
Continuing operations	**701.3**	534.9	**412.0**	393.0
Cleanaway	**106.6**	165.6	**54.7**	145.6
Brambles Industrial Services	**71.6**	86.7	**21.1**	48.5
Regional Businesses	**8.7**	14.7	**4.4**	16.0
Other	**0.6**	1.6	**0.5**	2.3
Discontinued operations	**187.5**	268.6	**80.7**	212.4
Total	**888.8**	803.5	**492.7**	605.4
By geographic origin				
Europe	**291.3**	311.1		
Americas	**335.0**	280.2		
Australia/New Zealand	**234.1**	181.2		
Rest of World	**28.4**	31.0		
Total	**888.8**	803.5		

	Segment assets		Segment liabilities	
	2006 US$m	2005 US$m	**2006 US$m**	2005 US$m
By business segment				
CHEP	**3,445.8**	3,364.9	**588.4**	598.6
Recall	**941.4**	705.2	**131.9**	110.4
Corporate	**1,382.3**	23.6	**272.1**	94.6
Continuing operations	**5,769.5**	4,093.7	**992.4**	803.6
Cleanaway	**610.2**	1,478.4	**321.9**	531.6
Brambles Industrial Services	**–**	504.6	**–**	108.3
Regional Businesses	**–**	166.0	**–**	45.2
Other	**–**	31.9	**–**	18.0
Discontinued operations	**610.2**	2,180.9	**321.9**	703.1
Segment assets and liabilities	**6,379.7**	6,274.6	**1,314.3**	1,506.7
Cash and borrowings	**129.4**	188.1	**1,819.5**	2,396.4
Current tax balances	**9.6**	16.7	**244.6**	94.3
Deferred tax balances	**41.6**	135.8	**266.4**	357.1
Equity-accounted investments	**37.5**	126.6	**–**	–
Total assets and liabilities	**6,597.8**	6,741.8	**3,644.8**	4,354.5
By geographic origin				
Europe	**2,407.8**	3,256.2		
Americas	**1,907.5**	1,977.0		
Australia/New Zealand	**1,913.3**	881.2		
Rest of World	**151.1**	160.2		
Total	**6,379.7**	6,274.6		

Note 5.
Profit from ordinary activities – continuing operations

	2006 US$m	2005 US$m
a) Revenue and other income – continuing operations		
Sales revenue	**3,522.1**	3,274.8
Net gains on disposals of property, plant and equipment	**29.1**	15.4
Other operating income	**97.5**	106.4
Other income	**126.6**	121.8
Total revenue	**3,648.7**	3,396.6
b) Operating expenses – continuing operations		
Employment costs (Note 7)	**697.1**	663.2
Service suppliers:		
– Transport	**636.3**	560.1
– Repairs and maintenance	**231.2**	227.0
– Subcontractors and other service suppliers	**436.8**	428.8
Raw materials and consumables	**176.1**	184.1
Occupancy	**147.4**	136.3
Depreciation of property, plant and equipment	**364.1**	358.5
Irrecoverable pooling equipment provision expense	**93.7**	114.7
Amortisation of:		
– Software	**30.6**	31.5
– Acquired intangible assets (other than software)	**14.6**	1.3
– Deferred expenditure	**2.7**	1.7
Other	**120.6**	86.1
	2,951.2	2,793.3
c) Net foreign exchange gains and losses – continuing operations		
Net losses included in operating profit	**(0.5)**	(0.3)
Net gains included in net finance costs	**0.1**	7.2
	(0.4)	6.9

Note 6.
Special items – continuing operations

	2006 US$m			2005 US$m		
	Before tax	**Tax**	**After tax**	Before tax	Tax	After tax
Amortisation of acquired intangible assets (other than software)	**(3.4)**	**1.0**	**(2.4)**	(1.3)	0.4	(0.9)
Exceptional items:						
– Restructuring and unification costs[1]	**(45.5)**	**0.5**	**(45.0)**	–	–	–
– AUSDOC integration costs[2]	**(21.3)**	**1.2**	**(20.1)**	–	–	–
– Gain on disposal of investment[3]	–	–	–	7.5	(2.8)	4.7
Special items from continuing operations	**(70.2)**	**2.7**	**(67.5)**	6.2	(2.4)	3.8

[1] During 2006, Brambles incurred advisers' fees (US$33.4 million) and redundancy and office closure costs (US$12.1 million) in connection with the restructuring, future direction for the restructured Group and the DLC unification that was announced on 29 November 2005. Further amounts were incurred within discontinued operations.

[2] The majority of the brands and software acquired as part of the AUSDOC acquisition during 2006 will not be required under Recall ownership, as the AUSDOC operation is being immediately integrated with Recall's existing operations. In accordance with the requirements of IFRS 3/AASB 3: Business Combinations, the brands and software acquired were fair valued at acquisition date without regard to the acquirer's intentions for those assets. The intangible assets were fully amortised in 2006 over their effective life to Recall. The accelerated amortisation expense in 2006 amounts to US$14.7 million, of which US$11.2 million relates to the AUSDOC brand and US$3.5 million relates to software. Other restructuring and integration costs of US$6.6 million were also incurred. No further integration costs are expected.

[3] In March 2005, Recall sold its investment in Hyland Software for net proceeds of US$19.6 million, resulting in a profit on sale of US$7.5 million.

Note 7.
Employment costs – continuing operations

	2006 US$m	2005 US$m
Wages and salaries	**577.1**	563.9
Social security costs	**62.1**	51.1
Share-based payment expense	**16.2**	14.2
Pension costs:		
– Defined contribution plans	**19.8**	16.4
– Defined benefit plans	**7.1**	10.5
Other post-employment benefits	**14.8**	7.1
	697.1	663.2

	2006	2005
The average monthly number of employees in continuing operations was:		
CHEP	**7,585**	7,471
Recall	**4,506**	4,208
Corporate	**158**	134
	12,249	11,813

Note 8.
Net finance costs

	2006 US$m	2005 US$m
Finance revenue		
Interest income	**8.1**	7.2
Finance costs		
Interest expense:		
– Bank loans and other borrowings	**(116.5)**	(133.3)
– Unwinding of discounts in provisions	**(3.4)**	(4.0)
	(119.9)	(137.3)
Net finance costs	**(111.8)**	(130.1)

Note 9.
Income tax

	2006 US$m	2005 US$m
a) Components of tax expense		
Amounts recognised in the income statement		
Current income tax – continuing operations:		
– Income tax charge	**183.3**	153.4
– Prior year adjustments	**2.4**	7.7
	185.7	161.1
Deferred tax – continuing operations:		
– Origination and reversal of temporary differences	**44.0**	12.8
– Previously unrecognised tax losses	**(11.0)**	(2.2)
– Prior year adjustments	**8.0**	(8.9)
	41.0	1.7
Tax expense – continuing operations	**226.7**	162.8
Tax expense – discontinued operations (Note 12b)	**225.8**	80.3
Total income tax expense recognised in the income statement	**452.5**	243.1
Amounts recognised in the statement of recognised income and expense		
– Actuarial gains/(losses) on defined benefit pension schemes	**8.6**	(1.8)
– Gains on revaluation of cash flow hedges	**1.5**	–
Tax expense recognised in the statement of recognised income and expense	**10.1**	(1.8)
b) Reconciliation between tax expense and accounting profit before tax		
Profit before tax – continuing operations	**589.3**	475.9
Tax at 30% (2005: 30%)[1]	**176.8**	142.8
Effect of tax rates in overseas jurisdictions	**18.0**	11.6
Prior year adjustments	**10.4**	(1.1)
Items not subject to taxation	**(4.6)**	(2.5)
Prior year tax losses written-off	**0.9**	–
Current year tax losses not recognised	**5.0**	2.8
Prior year tax losses recouped	**(10.7)**	(2.2)
Other	**30.9**	11.4
Tax expense – continuing operations	**226.7**	162.8
Tax expense – discontinued operations (Note 12b)	**225.8**	80.3
Total income tax expense	**452.5**	243.1

[1] The statutory tax rate was 30% for Australia and the UK.

c) Components of and changes in deferred tax assets

Deferred tax assets shown in the balance sheet are represented by temporary differences attributable to:

	2006 US$m	2005 US$m
Amounts recognised in the income statement		
Employee benefits	**13.3**	67.8
Provisions	**23.8**	34.1
Losses available against future taxable income	**190.7**	266.9
Other	**27.5**	8.9
	255.3	377.7
Amounts recognised in the statement of recognised income and expense		
Actuarial losses on defined benefit plans	**–**	1.8
Amounts directly recognised in equity		
Share-based payments	**9.8**	1.7
Set-off of deferred tax liabilities	**(247.5)**	(245.4)
Net deferred tax assets	**17.6**	135.8

Note 9.
Income tax continued

	2006 US$m	2005 US$m
Changes in deferred tax assets were as follows:		
At 1 July	**135.8**	157.6
Charged to the income statement	**(32.4)**	(1.6)
Credited to the statement of recognised income and expense	–	1.8
Credited directly to equity	**8.1**	1.7
Transfer to discontinued operations	**(23.8)**	–
Disposal of businesses	**(33.0)**	–
Acquisition of subsidiary	**1.6**	–
Offset against deferred tax liabilities	**(35.3)**	(22.9)
Currency variations	**(3.4)**	(0.8)
At 30 June	**17.6**	135.8

Deferred tax assets are recognised for carried forward tax losses to the extent that the realisation of the related tax benefit through future taxable profits is probable. At reporting date, Brambles has unused tax losses of US$723.8 million (2005: US$891.6 million) available for offset against future profits. A deferred tax asset has been recognised in respect of US$509.6 million (2005: US$761.0 million) of such losses.

The benefit for tax losses will only be obtained if:

- Brambles derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised;
- Brambles continues to comply with the conditions for deductibility imposed by tax legislation; and
- No changes in tax legislation adversely affect Brambles in realising the benefit from the deductions for the losses.

No deferred tax asset has been recognised in respect of the remaining unused tax losses of US$214.2 million (2005: US$130.6 million) due to the unpredictability of future profit streams in the relevant jurisdictions. Included in unrecognised tax losses are losses of US$64.5 million (2005: US$75.7 million) that will expire in 2020. Other losses may be carried forward indefinitely.

d) Components of and changes in deferred tax liabilities

Deferred tax liabilities shown in the balance sheet are represented by temporary differences attributable to:

	2006 US$m	2005 US$m
Amounts recognised in the income statement		
Accelerated depreciation for tax purposes	**474.5**	569.3
Other	**30.6**	33.2
	505.1	602.5
Amounts recognised in the statement of recognised income and expense		
Actuarial gains on defined benefit plans	**6.8**	–
Cash flow hedges	**1.5**	–
	8.3	–
Set-off of deferred tax assets	**(247.5)**	(245.4)
Net deferred tax liabilities	**265.9**	357.1
Changes in deferred tax liabilities were as follows:		
At 1 July	**357.1**	359.3
Charged to the income statement	**20.3**	23.3
Charged to the statement of recognised income and expense	**10.1**	–
Transfer to discontinued operations	**0.5**	–
Disposal of businesses	**(98.8)**	–
Acquisition of subsidiary	**0.7**	–
Offset against deferred tax asset	**(35.3)**	(22.9)
Transfer from non-current to current tax liabilities	**1.7**	(3.1)
Currency variations	**9.6**	0.5
At 30 June	**265.9**	357.1

At reporting date, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liablities have not been recognised was US$1,453.3 million (2005: US$870.2 million). No liability has been recognised in respect of these differences because Brambles is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future. Unremitted earnings totalled US$1,474.6 million (2005: US$889.1 million).

Note 10.
Earnings per share

	2006 US cents	2005 US cents
Earnings per share		
– Basic	**86.7**	26.4
– Diluted	**85.2**	26.2
From continuing operations		
– Basic	**21.5**	18.5
– Diluted	**21.1**	18.4
From discontinued operations		
– Basic	**65.2**	7.9
– Diluted	**64.1**	7.8

Options and performance share rights granted under the employee option plans are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive. Details are set out in Note 28.

	2006 million	2005 million
a) Weighted average number of shares used as the denominator		
Weighted average number of ordinary shares outstanding during the year used in the calculation of basic earnings per share	**1,688.8**	1,691.8
Adjustment for share options and performance share rights	**27.9**	13.4
Weighted average number of ordinary shares outstanding during the year used in the calculation of diluted earnings per share	**1,716.7**	1,705.2
Weighted average number of converted, lapsed or cancelled potential ordinary shares included in diluted earnings per share	**4.1**	0.4

	2006 US$m	2005 US$m
b) Reconciliations of earnings used in calculating earnings per share		
Basic and diluted earnings per share		
Profit from continuing operations	**362.6**	313.1
Profit from continuing operations attributable to minority interests	**–**	–
Profit from continuing operations attributable to ordinary shareholders	**362.6**	313.1
Profit from discontinued operations, after minority interests	**1,100.8**	133.9
Profit attributable to ordinary shareholders used in calculating basic and diluted earnings per share	**1,463.4**	447.0

Note 11.
Dividends

a) Dividends paid during the year

	Interim 2006	**Final 2005**	Interim 2005	Final 2004
Brambles Industries Limited				
Dividend per share (in Australian cents)	**11.5**	**11.5**	10.0	10.0
Franked amount at 30% tax (in Australian cents)	**11.5**	**11.5**	10.0	10.0
Cost (in US$ million)	**83.9**	**87.1**	74.7	66.7
Payment date	**13/04/06**	**13/10/05**	14/04/05	14/10/04

	Interim 2006	**Second interim 2005**	Interim 2005	Second interim 2004
Brambles Industries plc				
Dividend per share (in pence)	**4.887**	**4.815**	4.156	3.918
Cost (in US$ million)	**61.2**	**64.5**	58.0	49.5
Payment date	**13/04/06**	**13/10/05**	14/04/05	14/10/04

b) Dividends declared after reporting date

	Special dividend	**Final 2006**	**Total**
Brambles Industries Limited			
Dividend per share (in Australian cents)	**34.5**	**13.5**	**48.0**
Franked amount at 30% tax (in Australian cents)	**34.5**	**13.5**	**48.0**
Cost (in US$ million)	**245.2**	**96.0**	**341.2**
Payment date			**12/10/06**
Dividend record date			**22/09/06**
Last date for receipt of election notices under BIL's Overseas Shareholders Dividend Plan			**18/09/06**

	Special dividend	**Second interim 2006**	**Total**
Brambles Industries plc			
Dividend per share (in pence)	**13.918**	**5.446**	**19.364**
Cost (in US$ million)	**171.0**	**66.9**	**237.9**
Payment date			**12/10/06**
Dividend record date			**22/09/06**

The special dividend declared on 23 August 2006 includes 13.5 Australian cents (5.446 pence) in lieu of the 2007 interim dividend that would normally be paid in April 2007 and 21.0 Australian cents (8.472 pence) in recognition of the success of the divestment program.

As these dividends had not been declared at the reporting date, they are not reflected in the financial statements.

c) Franking credits

	2006 US$m	2005 US$m
Franking credits available for subsequent financial years based on a tax rate of 30%	**139.3**	41.9

The amounts above represent the balance of the franking account as at the end of the year, adjusted for:

- Franking credits that will arise from the payment of the current tax liability;
- Franking debits that will arise from the payment of dividends recognised as a liability at the reporting date;
- Franking credits that will arise from dividends recognised as receivables at the reporting date; and
- Franking credits that may be prevented from being distributed in subsequent financial years.

The dividends declared by BIL after the reporting date will be franked out of existing franking credits or out of franking credits arising from the payment of income tax in the year ending 30 June 2007.

Note 12.
Discontinued operations

a) Description

On 29 November 2005, Brambles announced that it would focus on growing the CHEP and Recall businesses and that it would divest all its other businesses. The divestments of Brambles Industrial Services Northern Hemisphere, Cleanaway Germany, Cleanaway Australia, Brambles Industrial Services Australia, Recall Italy and Regional Businesses were completed in 2006. The contract for the divestment of Cleanaway UK for proceeds of US$1,102.2 million was signed in June 2006 and is expected to be completed in the first half of 2007, subject to regulatory clearance. The sale process for Cleanaway Asia is underway. All these businesses are presented as discontinued operations in this financial report.

b) Income statement and cash flow information – discontinued operations

	2006 US$m	2005 US$m
Total revenue	**2,421.5**	2,721.8
Operating expenses	**(2,121.7)**	(2,519.9)
Share of results of joint ventures and associates (Note 19d)	**10.7**	14.1
Profit before tax and special items	**310.5**	216.0
Special items (Note 12c)	**1,017.1**	–
Profit before tax from discontinued operations	**1,327.6**	216.0
Tax expense:		
– On profit before tax and special items	**(93.5)**	(70.8)
– On special items (Note 12c)	**(132.3)**	–
– Special tax items	**–**	(9.5)
Total tax expense from discontinued operations	**(225.8)**	(80.3)
Profit for the year from discontinued operations	**1,101.8**	135.7
Net cash inflow from operating activities	**245.6**	355.8
Net cash outflow from investing activities	**(131.2)**	(238.2)
Net cash outflow from financing activities	**(0.6)**	(0.7)
Net increase in cash from discontinued operations[1]	**113.8**	116.9

[1] Net increase in cash from discontinued operations excludes proceeds from disposal of businesses.

c) Special items – discontinued operations

	2006 US$m		
	Before tax	**Tax**	**After tax**
Exceptional items:			
Gain/(loss) recognised on completed disposals:			
– Eurotainer[1]	**61.0**	**(16.3)**	**44.7**
– BIS Northern Hemisphere[2]	**0.7**	**1.1**	**1.8**
– Cleanaway Germany[3]	**179.3**	**(7.2)**	**172.1**
– Interlake[4]	**(19.5)**	**6.1**	**(13.4)**
– TMF[5]	**8.8**	**(1.3)**	**7.5**
– TCR[6]	**10.7**	**–**	**10.7**
– Cleanaway and Industrial Services Australia[7]	**857.1**	**(113.7)**	**743.4**
– Recall Italy[8]	**(26.5)**	**–**	**(26.5)**
	1,071.6	**(131.3)**	**940.3**
Loss on remeasurement to fair value less costs to sell[9]	**(25.0)**	**–**	**(25.0)**
Costs incurred on disposal activity yet to close[10]	**(11.2)**	**–**	**(11.2)**
Restructuring and unification costs[11]	**(12.5)**	**(2.8)**	**(15.3)**
Other restructuring costs[12]	**(5.8)**	**1.8**	**(4.0)**
	(54.5)	**(1.0)**	**(55.5)**
Special items from discontinued operations	**1,017.1**	**(132.3)**	**884.8**

Note 12.
Discontinued operations continued

	2005 US$m		
	Before tax	Tax	After tax
Exceptional items:			
– Tax on Cleanaway Germany[13]	–	(28.5)	(28.5)
– Tax on Meineke Car Centers, Inc[14]	–	19.0	19.0
Special items from discontinued operations	–	(9.5)	(9.5)

[1] On 21 December 2005, Brambles completed the sale of Eurotainer and received proceeds of US$105.5 million, resulting in a pre-tax profit on sale of US$61.0 million, including a foreign currency translation reserve (FCTR) credit of US$13.6 million.

[2] On 29 December 2005, Brambles completed the sale of the BIS Northern Hemisphere business and received proceeds of US$238.2 million, subject to a working capital adjustment, resulting in a pre-tax profit on sale of US$0.7 million, net of an FCTR charge of US$3.4 million.

[3] On 12 April 2006, Brambles completed the sale of Cleanaway Germany and received proceeds of US$738.5 million, resulting in a pre-tax profit on sale of US$179.3 million, including an FCTR credit of US$ 74.3 million.

[4] On 24 April 2006, Brambles completed the sale of Interlake and received proceeds of US$41.5 million, subject to a working capital adjustment, resulting in a net loss on sale of US$19.5 million.

[5] On 27 April 2006, Brambles completed the sale of TMF, its French logistics business, and received proceeds of US$19.4 million, resulting in a pre-tax profit on sale of US$8.8 million, including an FCTR credit of US$0.8 million.

[6] On 22 May 2006, Brambles completed the sale of TCR and received proceeds of US$32.7 million, resulting in a pre-tax profit on sale of US$10.7 million, including an FCTR credit of US$0.1 million.

[7] On 19 June 2006, Brambles announced the sale of Cleanaway and Industrial Services Australia, including its shares in Enviroguard, with no material conditions precedent to completion. The sale completed on 5 July 2006 and Brambles received proceeds of US$1,341.6 million, resulting in a pre-tax profit on sale of US$857.1 million, including an FCTR credit of US$56.3 million. This transaction has been recognised in 2006 since effective control passed on execution of the contract. For segment reporting purposes, the proceeds have been included in the Cleanaway segment.

[8] During 2006, a divestment programme commenced to sell Recall's Italian operations, which were previously recorded in the Recall segment. An impairment loss of US$14.0 million was recognised in the first half to reduce the carrying amount of the disposal assets to estimated fair value, less costs to sell. A further US$6.0 million loss was recognised in the second half on completion of the sale on 20 June 2006 for proceeds of US$9.3 million. This resulted in a net pre-tax loss on sale of US$26.5 million, including an FCTR charge of US$6.5 million.

[9] During 2006, a divestment programme commenced to sell Cleanaway Asia, which is expected to close in 2007. A loss of US$25.0 million has been recognised to reduce the carrying amount of the disposal assets to estimated fair value less costs to sell.

[10] During 2006, costs of US$11.2 million, principally advisers' fees, were incurred in anticipation of the divestment of Cleanaway UK, the sale agreement for which was signed on 30 June 2006 and which is expected to complete, subject to regulatory clearance, in 2007.

[11] During 2006, Brambles incurred redundancies, office closure and other expenses associated with the closure of its Brambles Industrial Services headquarters of US$12.5 million in connection with the restructuring and the DLC unification that was announced on 29 November 2005. Further amounts were incurred within continuing operations.

[12] During 2006, restructuring costs of US$5.8 million, principally redundancies, were incurred by Cleanaway UK.

[13] During 2005, a detailed review was undertaken of the allocation of goodwill and related tax balances to the underlying subsidiaries of Cleanaway Germany. As a result, an additional deferred tax liability of US$28.5 million was recognised.

[14] During 2005, the tax liability arising on the sale of Meineke Car Care Centers, Inc. in 2004 was reassessed, leading to a reduction in the liability of US$19.0 million.

	2006 US$m
d) Details of disposal transactions recognised in 2006	
Cash consideration received	1,063.0
Cash and cash equivalents disposed	81.5
Costs settled in cash	40.6
Deferred consideration, received 5 July 2006	1,341.6
Total disposal consideration	2,526.7
Carrying amounts of assets and liabilities sold:	
– Cash and cash equivalents	81.5
– Receivables	286.7
– Inventories	33.4
– Other assets	26.4
– Current and deferred tax assets	39.2
– Property, plant and equipment	870.3
– Goodwill and intangible assets	409.2
– Equity-accounted investments	80.0
– Trade and other payables	(200.6)
– Current and deferred tax liabilities	(119.2)
– Retirement benefit obligations	(23.1)
– Provisions	(54.1)
– Debt	(10.8)
Carrying amount of net assets sold	1,418.9
Equity reserves brought to account on disposal:	
– Retirement benefit obligations (net of tax)	4.5
– Foreign currency translation reserve taken to profit or loss	(135.2)
– Outside equity interest	(4.6)
Net impact on equity reserves	(135.3)
Gross gain on disposal	1,243.1
Disposal costs	(157.5)
Impairment loss in first half	(14.0)
Gain on sale before income tax (Note 12c)	1,071.6
e) Carrying amounts of assets and liabilities – discontinued operations	
Assets	
Property, plant and equipment	338.7
Goodwill and intangible assets	92.6
Receivables	160.3
Other assets	18.6
Segment assets (Note 4)	610.2
Equity-accounted investments (Note 19e)	14.4
Current and deferred tax assets	24.2
Total assets	648.8
Liabilities	
Trade and other payables	133.7
Retirement benefit obligations	85.0
Provisions	103.2
Segment liabilities (Note 4)	321.9
Current and deferred tax liabilities	9.6
Total liabilities	331.5

Note 13.
Business combination

On 13 October 2005, Brambles announced it had agreed to purchase 100% of the issued share capital of AUSDOC Holdings Pty Limited, an information management business, based in Melbourne, Australia. Change of control was effective on 29 November 2005, following regulatory approval of the transaction.

For the period from 29 November 2005 to 30 June 2006, AUSDOC contributed revenues of US$33.7 million and operating profit after tax of US$5.7 million, before an exceptional expense of US$18.6 million. These results are included within the Recall business segment. If the acquisition had occurred on 1 July 2005, Brambles' revenues and profit after tax for 2006 would have been US$23.3 million higher and US$1.6 million lower respectively, after allowing for finance costs.

The fair value of the AUSDOC assets acquired, liabilities assumed and goodwill were as follows:

	2006 US$m
Cash paid	189.9
Direct costs relating to the acquisition	3.3
Total purchase consideration	193.2
Fair value of net identifiable assets acquired	92.6
Goodwill	100.6

The goodwill is attributable to the profitability of the acquired business and anticipated synergies with Recall's existing operations. The fair values of assets and liabilities acquired, including intangibles such as customer lists, were established using professional valuers, where relevant. The fair value amounts shown below differ from those reported at the half-year, which were provisionally determined.

On acquisition of AUSDOC, assets acquired and liabilities assumed were:

	Acquiree's carrying amount US$m	Fair value US$m
Cash and cash equivalents	2.0	2.0
Trade and other receivables	5.7	5.7
Inventories	0.2	0.2
Other current assets	1.1	1.4
Property, plant and equipment	29.7	34.8
Intangible assets	65.3	57.3
Current and deferred tax assets	1.6	1.6
	105.6	103.0
Trade and other payables	(5.4)	(5.4)
Provisions	(2.8)	(3.4)
Current and deferred tax liabilities	(1.6)	(1.6)
	(9.8)	(10.4)
Net assets	95.8	92.6

Cash outflow on acquisition of AUSDOC was as follows:

	2006 US$m
Cash and cash equivalents acquired	2.0
Cash consideration	(193.2)
Net cash outflow	(191.2)

In addition to the AUSDOC acquisition, there were a number of other acquisitions, the impacts of which are immaterial in aggregate.

Note 14.
Cash and cash equivalents

	2006 US$m	2005 US$m
Cash at bank and in hand	**113.4**	176.7
Short-term deposits	**16.0**	11.4
	129.4	188.1

Short-term deposits have initial maturities varying between 7 days and 3 months.

Refer to Note 30 for financial instruments disclosures.

Note 15.
Trade and other receivables

	2006 US$m	2005 US$m
Current		
Trade receivables	**495.6**	829.8
Provision for doubtful receivables	**(15.0)**	(23.9)
Net trade receivables	**480.6**	805.9
Proceeds of business disposals	**1,341.6**	–
Other debtors	**185.0**	173.5
Accrued and unbilled revenue	**49.4**	118.6
	2,056.6	1,098.0
Non-current		
Other receivables	**8.8**	29.9

Trade receivables are non-interest bearing and are generally on 30–90 day terms. There is no significant concentration of credit risk. A provision for doubtful receivables is established when there is a level of uncertainty as to the full recoverability of the receivable, based on objective evidence. A provision of US$3.2 million (2005: US$3.9 million) has been recognised as an expense in the current year for specific receivables for which such evidence exists. The amount of the provision has been measured as the difference between the carrying amount of the trade receivables and the estimated future cash flows expected to be received from the relevant debtors.

The US$1,341.6 million proceeds from the sale of Cleanaway Australia and Industrial Services Australia were settled in cash on 5 July 2006.

Other debtors primarily comprise loss compensation receivables, GST/VAT recoverable and certain balances arising from outside Brambles' ordinary business activities, such as deferred proceeds on sale of property, plant and equipment. Interest and/or security is not normally obtained.

Refer to Note 30 for financial instruments disclosures.

Note 16.
Inventories

	2006 US$m	2005 US$m
Raw materials and consumables	**20.6**	13.8
Work in progress	**5.7**	52.2
	26.3	66.0

Inventory write-downs recognised as an expense during the year amounted to US$43.0 million (2005: US$31.7 million). The expense has been included in raw materials and consumables in the income statement.

Note 17.
Derivative financial instruments

	Current assets		Current liabilities	
	2006 US$m	2005 US$m	**2006 US$m**	2005 US$m
Interest rate swaps – cash flow hedges	**5.3**	–	**0.3**	–
Forward foreign exchange contracts – held for trading	**1.8**	–	**–**	–
	7.1	–	**0.3**	–

	Non-current assets	
	2006 US$m	2005 US$m
Interest rate swaps – cash flow hedges	**4.1**	–
	4.1	–

a) Financial risk management

Brambles is exposed to a variety of financial market risks, including the effects of fluctuations in interest rates and exchange rates, for which Brambles has the following risk policies in place:

Interest rate risk
Brambles' exposure to the volatility in funding costs is managed by maintaining a mix of fixed and floating rate instruments within selected target bands over defined periods. In most cases, interest rate derivatives are used to achieve the targets synthetically.

Foreign exchange risk
Exposure to foreign exchange risk generally arises in transactions affecting either the value of transactions translated to the functional currencies of overseas subsidiaries or affecting the value of assets and liabilities of overseas subsidiaries when translated back to the Group's presentation currency. Foreign exchange hedging is used when a transaction exposure exceeds certain thresholds and as soon as a defined exposure arises.

Brambles uses standard derivative financial instruments to manage its risk exposure in the normal course of business. Brambles does not trade in financial instruments. Hedge activities are conducted through Treasury on a centralised basis in accordance with Board policies and guidelines through standard operating procedures and delegated authorities.

Disclosures relating to the fair value, interest rate risk, credit risk and currency of the derivative financial instruments are set out in Note 30.

b) Hedging activities

Interest rate swaps – cash flow hedges
Brambles enters into various interest rate risk management transactions for the purpose of managing finance costs to achieve more stable and predictable finance expense results. The instruments primarily used are interest rate swaps and caps.

During 2006, Brambles had interest rate swap transactions with various banks hedging variable rate borrowings in US dollar, sterling and euro. The purpose of the interest rate swaps was to hedge variable interest expense under borrowings against rising interest rates. Interest rate swaps achieve this by synthetically converting the variable interest rate payment into a fixed interest liability on the dates on which interest is payable on the underlying debt. The fair value of these contracts at reporting date was US$9.1 million.

At reporting date, the notional principal amounts and periods of expiry of the interest rate swap contracts were as follows:

	2006 US$m	2005 US$m
Less than 1 year	**196.3**	590.7
1 – 2 years	**46.3**	437.2
2 – 3 years	**242.6**	44.9
3 – 4 years	**–**	239.8

The terms of the contracts have been negotiated to match the projected drawdowns and rollovers of variable rate bank debt.

The gain or loss from remeasuring the interest rate swaps at fair value is deferred and recognised in the hedging reserve in equity, to the extent that the hedge is effective, and reclassified into profit and loss when the hedged interest expense is recognised. Any ineffective portion is charged to the income statement. In 2006, all interest rate swaps were effective hedging instruments.

Forward foreign exchange contracts – cash flow hedges
Brambles also enters into forward foreign exchange contracts to hedge currency exposures arising from normal commercial transactions involving the purchase of equipment and services and other corporate expenditure and receipts.

During 2006, Brambles had entered into forward foreign exchange transactions with various banks in a variety of cross-currencies for terms ranging up to six months. Most contracts create an obligation on Brambles to take receipt of or deliver a foreign currency which is used to fulfil the foreign currency sale or purchase order. There were no material open contracts at reporting date.

The gain or loss from remeasuring the foreign exchange contracts at fair value is deferred and recognised in the hedging reserve in equity to the extent that the hedge is effective, and reclassified into profit and loss when the hedged item is recognised. Any ineffective portion is charged to the income statement. For 2006, all foreign exchange contracts were effective hedging instruments.

Forward foreign exchange contracts – held for trading
Brambles entered into forward foreign exchange contracts for the purpose of hedging various cross border intercompany loans to overseas subsidiaries. In this case, the forward foreign exchange contract provides an economic hedge against exchange fluctuations in the foreign currency loan balance. The face value and terms of the foreign exchange contracts match the intercompany loan balances and maturities. Gains and losses on realignment of the intercompany loan and foreign exchange contracts to spot rates are offset in the income statement. Consequently, these foreign exchange contracts are not designated for hedge accounting purposes.

Brambles has the following contracts outstanding at reporting date:

Buy/sell	US$m	Maturity	Average exchange rate
Australian dollar/Canadian dollar	19.8	August 2006	0.8168
Australian dollar/US dollar	14.9	August 2006	0.7329
Australian dollar/NZ dollar	3.0	August 2006	1.2238
Australian dollar/Mexican peso	13.2	August 2006	8.3123
Sterling/euro	534.3	August 2006	1.4466
US dollar/euro	1.1	December 2006	1.2779

These contracts are fair valued by comparing the contracted rate to the current market rate for a contract with the same remaining period to maturity. Any changes in fair values are taken to the income statement immediately. The fair value of these contracts at reporting date was US$1.8 million.

c) Transition to IAS 32/AASB 132 and IAS 39/AASB 139

Brambles has taken the exemption available under IFRS 1/AASB 1 to apply IAS 32/AASB 132 and IAS 39/AASB 139 from 1 July 2005. Impacts resulting from the transition are disclosed in Notes 38 and 39.

Note 18.
Other assets

	2006 US$m	2005 US$m
Current		
Prepayments	**32.1**	39.4
Current tax receivable	**9.4**	16.7
Other investments	**–**	10.7
	41.5	66.8
Non-current		
Prepayments	**0.6**	15.0

Note 19.
Equity-accounted investments

a) Joint ventures

Brambles has investments in the following joint ventures, all of which are unlisted jointly controlled entities, are accounted for using the equity method and have a 30 June balance date.

Name (and nature of business)	Place of incorporation	% interest held at reporting date 2006	2005
CISCO – Total Information Management Pte. Limited (Information management)	Singapore	**49%**	49%
Enviroguard Pty Limited[1] (Waste management)	Australia	**–**	50%
Eurotainer SA[1] (Tank container leasing)	France	**–**	50%
General de Archivo Y Deposito, SA (Document management services)	Spain	**49%**	30%
Hsiung Wei Company Limited[1] (Waste management)	Taiwan	**50%**	50%
SA TCR International NV[1] (Airport handling equipment)	Belgium	**–**	50%

[1] Included as investment within discontinued operations (Note 12).

b) Associates

Cleanaway Germany, which was sold in 2006, had investments in associates, all operating in the waste management business in Germany, none of which was individually material.

	2006 US$m	2005 US$m
c) Movement in carrying amount of investments in joint ventures and associates		
At 1 July	**126.6**	124.7
Acquisitions and advances	**4.9**	5.9
Share of results after income tax (Note 19d)	**14.3**	16.8
Dividends received/receivable	**(16.1)**	(13.5)
Impairment loss	**(11.1)**	–
Disposals and repayments	**(80.8)**	(0.2)
Transfer to discontinued operations (Note 12e)	**(14.4)**	–
Foreign exchange differences	**4.5**	2.6
Other movements	**(4.8)**	(9.7)
At 30 June	**23.1**	126.6

	2006 US$m	2005 US$m
d) Share of results of joint ventures and associates		
Continuing operations		
Trading revenue	**11.0**	9.3
Expenses	**(6.6)**	(5.9)
Profit from ordinary activities before tax	**4.4**	3.4
Income tax on ordinary activities	**(0.8)**	(0.7)
Profit for the year – continuing operations	**3.6**	2.7
Discontinued operations		
Trading revenue	**59.6**	166.7
Expenses	**(45.5)**	(147.0)
Profit from ordinary activities before tax	**14.1**	19.7
Income tax on ordinary activities	**(3.4)**	(5.6)
Profit for the year – discontinued operations	**10.7**	14.1
Profit for the year	**14.3**	16.8
e) Share of assets and liabilities of joint ventures and associates		
Current assets	**5.9**	120.0
Non-current assets	**19.2**	145.8
Total assets	**25.1**	265.8
Current liabilities	**1.1**	83.6
Non-current liabilities	**0.9**	55.6
Total liabilities	**2.0**	139.2
Net assets – continuing operations	**23.1**	126.6

Brambles' share of net assets of joint ventures and associates of discontinued operations amounted to US$14.4 million (2005: nil).

	2006 US$m	2005 US$m
f) Share of commitments and contingent liabilities of joint ventures and associates		
Contingent liabilities	**0.1**	6.9
Capital commitments	**2.4**	16.0
Lease commitments	**0.5**	16.2
Total – continuing operations	**3.0**	39.1

Brambles' total share of commitments and contingent liabilities of joint ventures and associates of discontinued operations amounted to US$5.6 million (2005: nil).

Note 20.
Property, plant and equipment

	Land and buildings US$m	Plant and equipment US$m	Total US$m
At 1 July 2004			
Cost	379.0	6,550.6	6,929.6
Accumulated depreciation	(107.1)	(2,940.1)	(3,047.2)
Net carrying amount	**271.9**	**3,610.5**	**3,882.4**
Year ended 30 June 2005			
Opening net carrying amount	271.9	3,610.5	3,882.4
Additions	19.4	764.1	783.5
Acquisition of subsidiaries	–	4.1	4.1
Disposals	(9.5)	(87.2)	(96.7)
Disposal of subsidiaries	–	(6.7)	(6.7)
Other transfers	3.5	(5.5)	(2.0)
Depreciation charge	(11.6)	(558.9)	(570.5)
Irrecoverable pooling equipment provision expense	–	(114.7)	(114.7)
Foreign exchange differences	1.8	53.0	54.8
Closing net carrying amount	**275.5**	**3,658.7**	**3,934.2**
At 30 June 2005			
Cost	389.4	6,896.7	7,286.1
Accumulated depreciation	(113.9)	(3,238.0)	(3,351.9)
Net carrying amount	**275.5**	**3,658.7**	**3,934.2**
Year ended 30 June 2006			
Opening net carrying amount	**275.5**	**3,658.7**	**3,934.2**
Additions	**4.7**	**756.3**	**761.0**
Acquisition of subsidiaries	**2.4**	**29.8**	**32.2**
Disposals	**(14.6)**	**(104.5)**	**(119.1)**
Disposal of subsidiaries	**(178.9)**	**(691.4)**	**(870.3)**
Transfer to assets classified as held for sale	**(32.4)**	**(306.3)**	**(338.7)**
Other transfers	**13.9**	**(9.1)**	**4.8**
Depreciation charge	**(8.4)**	**(434.1)**	**(442.5)**
Irrecoverable pooling equipment provision expense	–	**(93.7)**	**(93.7)**
Loss on remeasurement to fair value less costs to sell	–	**(8.2)**	**(8.2)**
Foreign exchange differences	**9.5**	**47.5**	**57.0**
Closing net carrying amount	**71.7**	**2,845.0**	**2,916.7**
At 30 June 2006			
Cost	**103.7**	**4,705.3**	**4,809.0**
Accumulated depreciation	**(32.0)**	**(1,860.3)**	**(1,892.3)**
Net carrying amount	**71.7**	**2,845.0**	**2,916.7**

	2006 US$m	2005 US$m
Included in the net carrying amounts above are:		
– Plant and equipment held under finance lease	**13.5**	14.5
– Leasehold improvements	**22.9**	53.0
– Capital work in progress	**68.3**	108.7

Note 21.
Goodwill

	2006 US$m	2005 US$m
a) Net carrying amounts and movements during the year		
At 1 July		
Carrying amount	**938.5**	909.0
Year ended 30 June		
Opening net carrying amount	**938.5**	909.0
Acquisition of subsidiaries	**106.6**	27.0
Disposal of subsidiaries	**(399.7)**	(0.3)
Transfer to assets classified as held for sale	**(89.8)**	–
Other transfers	**(2.3)**	(4.8)
Impairment loss	**(14.0)**	–
Foreign exchange differences	**22.8**	7.6
Closing net carrying amount	**562.1**	938.5
At 30 June		
Gross carrying amount	**562.1**	938.5
Accumulated impairment	–	–
Net carrying amount	**562.1**	938.5

b) Segment-level summary of net carrying amount

Goodwill acquired through business combinations is allocated to cash generating units (CGU), which are the smallest identifiable groupings of Brambles' cash generating assets. A segment-level summary of the goodwill allocation is presented as follows:

	2006 US$m	2005 US$m
CHEP	**82.7**	82.8
Recall	**479.4**	370.8
Goodwill – continuing operations	**562.1**	453.6
Cleanaway	**89.8**	351.1
Brambles Industrial Services	–	117.4
Other	–	16.4
Goodwill – discontinued operations	**89.8**	484.9
Total goodwill	**651.9**	938.5

c) Recoverable amount testing – continuing operations

The recoverable amount of the goodwill in continuing operations is determined based on value in use calculations undertaken at the CGU level. The value in use is calculated using a discounted cash flow methodology covering a 10 year period with an appropriate terminal value at the end of that period. Based on the impairment testing, the recoverable amounts of goodwill in the CGUs related to continuing operations at reporting date were fully supported.

The following describes the key assumptions on which management has based its cash flow projections:

Cash flow forecasts

Cash flow forecasts are based on the most recent financial projections covering a maximum period of five years. Cash flows beyond that period are extrapolated using estimated growth rates. Financial projections are based on assumptions that represent management's best estimates.

Growth rates

Growth rates used beyond the period covered in the financial projections are based on management's expectations for future performance and do not normally exceed the long term growth rate for the business in which the CGU operates. Growth rates ranged between nil and 6%.

Terminal value

The terminal value calculated after year 10 is determined using the stable growth model, having regard to the weighted average cost of capital and terminal growth factor appropriate to each CGU.

Discount rates

Discount rates used are the pre-tax weighted average cost of capital (WACC) and include a premium for market risks appropriate to each country in which the CGU operates. WACCs ranged between 10% and 27%.

Note 21.
Goodwill continued

d) Recoverable amount testing – discontinued operations

The fair value less costs to sell of those CGUs included within discontinued operations was determined when the CGUs were first classified as held for sale. An impairment loss of US$14.0 million was recognised in the first half of 2006 to reduce the carrying amount of goodwill of Recall Italy, which was previously reported in the Recall segment (Note 12c). No further impairment testing was undertaken on those discontinued CGUs remaining at 30 June 2006, as contracts for their divestment had been signed, on which a profit will be reported in 2007 when completion is expected to take place.

Note 22.
Intangible assets

	Software US$m	Other US$m	Total US$m
At 1 July 2004			
Gross carrying amount	251.0	25.6	276.6
Accumulated amortisation	(100.1)	(18.7)	(118.8)
Net carrying amount	**150.9**	**6.9**	**157.8**
Year ended 30 June 2005			
Opening carrying amount	150.9	6.9	157.8
Additions	–	6.5	6.5
Other transfers	3.6	0.2	3.8
Amortisation charge	(31.5)	(3.4)	(34.9)
Foreign exchange differences	0.2	0.2	0.4
Closing carrying amount	**123.2**	**10.4**	**133.6**
At 30 June 2005			
Gross carrying amount	254.8	32.7	287.5
Accumulated amortisation	(131.6)	(22.3)	(153.9)
Net carrying amount	**123.2**	**10.4**	**133.6**
Year ended 30 June 2006			
Opening carrying amount	**123.2**	**10.4**	**133.6**
Additions	**21.2**	**3.0**	**24.2**
Acquisition of subsidiaries	**3.5**	**60.8**	**64.3**
Disposals	**(0.6)**	**(0.2)**	**(0.8)**
Disposal of subsidiaries	**(15.2)**	**(2.5)**	**(17.7)**
Transfer to assets classified as held for sale	**(2.8)**	**–**	**(2.8)**
Other transfers	**(5.6)**	**5.4**	**(0.2)**
Amortisation charge	**(32.5)**	**(17.7)**	**(50.2)**
Foreign exchange differences	**3.9**	**0.8**	**4.7**
Closing carrying amount	**95.1**	**60.0**	**155.1**
At 30 June 2006			
Gross carrying amount	**248.3**	**104.6**	**352.9**
Accumulated amortisation	**(153.2)**	**(44.6)**	**(197.8)**
Net carrying amount	**95.1**	**60.0**	**155.1**

Other intangible assets primarily comprise acquired customer lists and agreements.

On acquisition of AUSDOC in 2006, software and brands acquired were fair valued at acquisition date and have been fully amortised during 2006. Refer to Note 6.

Note 23.
Trade and other payables

	2006 US$m	2005 US$m
Current		
Trade payables	**266.1**	444.7
GST/VAT and other payables	**116.4**	199.7
Accruals and deferred income	**375.3**	384.8
	757.8	1,029.2
Non-current		
Other liabilities	**6.5**	11.8

Trade payables and other current payables are non-interest bearing and are generally settled on 30–90 day terms.

Refer to Note 30 for financial instruments disclosures.

Note 24.
Borrowings

	2006 US$m	2005 US$m
Current		
Secured:[1]		
– Bank loans	–	5.0
Unsecured:		
– Bank overdraft	–	0.1
– Bank loans[2]	**33.5**	15.5
– Accrued interest on loan notes	**15.5**	–
– Finance lease liabilities (Note 32c)	**4.4**	4.4
– Deferred consideration on acquisitions	**6.0**	0.9
	59.4	25.9
Non-current		
Secured:[1]		
– Bank loans	–	7.9
Unsecured:		
– Bank loans[2]	**1,326.3**	1,922.3
– Loan notes[3]	**425.0**	425.0
– Finance lease liabilities (Note 32c)	**8.8**	11.3
Deferred consideration on acquisitions	–	4.0
	1,760.1	2,370.5
Total borrowings	**1,819.5**	2,396.4

[1] Bank loans were secured by a charge over property, plant and equipment of controlled entities.

[2] Unsecured bank loans include the following: (i) revolving loans in various currencies priced off LIBOR and drawn under multi-currency global banking facilities with US$239.0 million due November 2008 and US$1,076.0 million due November 2010; and (ii) various regional banking facilities providing local currency funding to certain subsidiaries. Included in bank loans is a borrowing of US$64.7 million (2005: US$61.2 million) which has been designated as a hedge of the net investment in Brambles' European subsidiaries and is being used to partially hedge Brambles' exposure to foreign exchange risks on these investments.

[3] Notes issued in respect of US$425.0 million US private placement in August 2004. The terms of the note are (i) Series A US$171.0 million 5.39% Guaranteed Senior Unsecured Notes due 4 August 2011; (ii) Series B US$157.5 million 5.77% Guaranteed Senior Unsecured Notes due 4 August 2014; and (iii) Series C US$96.5 million 5.94% Guaranteed Unsecured Notes due 4 August 2016.

Refer to Note 30 for financial instruments disclosures.

Note 25.
Provisions

	Employee entitlements US$m	Restoration and aftercare US$m	Business disposals US$m	Other US$m	Total US$m
At 1 July 2005					
Current	110.8	8.4	7.9	50.6	177.7
Non-current	20.4	77.5	–	1.1	99.0
	131.2	**85.9**	**7.9**	**51.7**	**276.7**
Charge to income statement:					
– Additional provisions	**62.0**	**–**	**43.5**	**36.7**	**142.2**
– Unused amounts reversed	**–**	**(0.3)**	**–**	**–**	**(0.3)**
Employee phantom options	**8.5**	**–**	**–**	**–**	**8.5**
Utilisation of provision	**(75.7)**	**(8.7)**	**(4.7)**	**(24.6)**	**(113.7)**
Transfer to discontinued operations	**(9.8)**	**(75.2)**	**(0.3)**	**(17.9)**	**(103.2)**
Acquisition of subsidiaries	**1.4**	**–**	**–**	**1.9**	**3.3**
Disposal of subsidiaries	**(41.5)**	**(5.9)**	**(2.1)**	**(6.6)**	**(56.1)**
Unwinding of discount	**–**	**2.2**	**–**	**0.1**	**2.3**
Currency variations	**(0.2)**	**2.0**	**0.2**	**2.1**	**4.1**
At 30 June 2006	**75.9**	**–**	**44.5**	**43.4**	**163.8**
Current	**72.5**	**–**	**10.1**	**43.4**	**126.0**
Non-current	**3.4**	**–**	**34.4**	**–**	**37.8**

Employee entitlements provision comprises US$4.9 million (2005: US$18.1 million) for long service leave, US$2.8 million for phantom shares (2005: US$3.9 million) and US$68.2 million (2005: US$109.2 million) for other employee related obligations (other than those resulting from pension plans). None of these amounts related to phantom shares which had vested at reporting date. US$1.6 million (2005: US$6.4 million) of the long service leave provision has been recognised as current as it is expected to vest within one year from reporting date. The remaining balance of long service leave of US$3.3 milllion (2005: US$11.7 million) is expected to vest within the next two to ten years and has been discounted to present value.

Other include provisions of US$11.8 million (2005: US$7.4 million) for restructuring and unification costs, US$10.3 million (2005: US$12.1 million) for litigation and customer disputes, and US$21.3 million (2005: US$32.2 million) for other firm commitments.

Note 26.
Retirement benefit obligations

a) Defined contribution plans

Brambles operates a number of defined contribution retirement benefit plans for qualifying employees. The assets of these plans are held in separately administered trusts or insurance policies. In some countries, Brambles' employees are members of state-managed retirement benefit plans. Brambles is required to contribute a specified percentage of payroll costs to the retirement benefit plan to fund benefits. The only obligation of Brambles with respect to defined contribution retirement benefit plans is to make the specified contributions.

US$19.8 million (2005: US$16.4 million) representing contributions paid and payable to these plans by Brambles at rates specified in the rules of the plans has been recognised as an expense in the income statement.

b) Defined benefit plans

Brambles operates a number of defined benefit pension plans. The majority of the plans are self-administered and the plans' assets are held independently of Brambles' finances. Under the plans, the employees are entitled to retirement benefits based upon a percentage of final salary. No other post-retirement benefits are provided. The plans are funded plans.

The plan assets and the present value of the defined benefit obligation recognised in Brambles' balance sheet are based upon the most recent formal actuarial valuations which have been updated to 30 June 2006 by independent professionally qualified actuaries and take account of the requirements of IAS 19/AASB 119. The present value of the defined benefit obligation, the related current service cost and past service cost were measured using the projected unit credit method.

In addition to the principal defined benefit plans included in disclosures below, Brambles has a number of other arrangements in several countries that are either defined benefit pension plans or have certain defined benefit characteristics. Each of these arrangements has been assessed as immaterial and they have not been subjected to an independent IAS 19/AASB 119 valuation.

	2006 US$m	2005 US$m
c) Balance sheet amounts		
The amounts recognised in Brambles' balance sheet in respect of defined benefit plans were as follows:		
Present value of defined benefit obligations	**602.1**	583.6
Fair value of plan assets	**(453.1)**	(394.6)
Net liability recognised in the balance sheet	**149.0**	189.0
Related to:		
– Continuing operations	**64.0**	189.0
– Discontinued operations (Note 12e)	**85.0**	–
	149.0	189.0

Brambles has no legal obligation to settle this liability with an immediate contribution or additional one-off contributions. Brambles intends to continue to make contributions to the plans at the rates recommended by the funds' actuaries. Refer Note 26i.

d) Income statement amounts

The amounts recognised in Brambles' income statement in respect of defined benefit plans were as follows:

	2006 US$m	2005 US$m
Current service cost	**20.3**	22.2
Interest cost	**27.7**	30.1
Expected return on plan assets	**(24.2)**	(22.1)
Past service cost	**(0.6)**	0.6
Net benefit expense	**23.2**	30.8
Related to:		
– Continuing operations, included in employment cost (Note 7)	**7.1**	10.5
– Discontinued operations	**16.1**	20.3
	23.2	30.8

e) Statement of recognised income and expense amounts

Actuarial gains and losses reported in the statement of recognised income and expense were as follows:

	2006 US$m	2005 US$m
Actuarial gains/(losses) recognised during the year:		
– Continuing operations	**2.3**	(1.4)
– Discontinued operations	**24.5**	(7.8)
	26.8	(9.2)
Entities disposed, taken to profit	**7.3**	–
	34.1	(9.2)
Cumulative actuarial gains/(losses) recognised:		
– Continuing operations	**0.9**	(1.4)
– Discontinued operations	**16.7**	(7.8)
	17.6	(9.2)
Entities disposed, taken to profit	**7.3**	–
	24.9	(9.2)

Note 26.
Retirement benefit obligations continued

f) Defined benefit obligation

Changes in the present value of the defined benefit obligation were as follows:

	2006 US$m	2005 US$m
At 1 July	**583.6**	499.6
Current service cost	**20.3**	22.2
Interest cost	**27.7**	30.1
Contributions from plan members	**3.9**	5.4
Actuarial gains and losses	**4.3**	47.4
Currency variations	**18.8**	(8.6)
Benefits paid	**(13.8)**	(13.1)
Past service cost	**(0.6)**	0.6
Disposal of subsidiaries	**(42.1)**	–
At 30 June	**602.1**	583.6

A number of the defined benefit pension arrangements are closed to new entrants. Under the projected unit method, the current service cost of these arrangements will increase as a percentage of payroll as the members of the plan approach retirement.

g) Plan assets

Assets held in the plans fell within the following categories:

	2006 Fair value		2005 Fair value	
	US$m	%	US$m	%
Equities	**317.7**	**70.1**	267.7	67.8
Bonds	**78.0**	**17.2**	72.0	18.2
Insurance bonds	**5.6**	**1.2**	5.9	1.5
Cash	**13.7**	**3.0**	10.2	2.6
Other	**38.1**	**8.5**	38.8	9.9
	453.1	**100.0**	394.6	100.0

Changes in the fair value of the plan assets were as follows:

	2006 US$m	2005 US$m
At 1 July	**394.6**	322.1
Expected return on plan assets	**24.2**	22.1
Actuarial gains and losses	**31.1**	38.2
Currency variations	**8.9**	(8.8)
Contributions from the sponsoring employers	**23.2**	28.7
Contributions from plan members	**3.9**	5.4
Benefits paid	**(13.8)**	(13.1)
Disposal of subsidiaries	**(19.0)**	–
At 30 June	**453.1**	394.6

The actual return on plan assets was US$55.3 million (2005: US$60.3 million).

h) Principal actuarial assumptions

Principal actuarial assumptions (expressed as weighted averages) used in determing Brambles' defined benefit obligations were:

	UK %	Europe other than UK %	Australia %	South Africa %
At 30 June 2006				
Rate of increase in salaries	**4.4**	**3.8**	**4.5**	**5.0**
Rate of increase in pensions	**3.1**	**3.0**	**–**	**6.0**
Discount rate	**5.2**	**5.4**	**4.9**	**8.5**
Retail price inflation	**3.1**	**2.1**	**3.0**	**6.0**
Return on equities	**8.0**	**7.8**	**8.5**	**12.0**
Return on bonds	**5.1**	**4.3**	**5.0**	**8.1**
Return on cash	**4.5**	**2.5**	**5.0**	**6.8**
At 30 June 2005				
Rate of increase in salaries	4.0	3.5	4.0	5.0
Rate of increase in pensions	2.9	2.5	–	5.0
Discount rate	5.1	4.2	5.1	8.0
Retail price inflation	2.8	2.1	2.5	5.0
Return on equities	6.0	7.3	7.5	9.7
Return on bonds	4.0	3.2	4.8	8.0
Return on cash	4.8	2.0	4.3	7.0

Assumptions about mortality are made using government actuarial tables, for example tables PXA92M and PXA92F for males and females in the UK. Using these tables, the life expectancy of a UK pensioner aged 65 today would be 84 years for men and 87 years for women.

The expected return on plan assets is based on market expectations at the beginning of the period for returns over the entire life of the benefit obligation.

i) Employer contributions

During the year employer contributions to the main defined benefit plans ranged between 10% and 22% of pensionable pay.

The obligation to contribute to the various defined benefit plans is covered by trust deeds and/or legislation. Funding levels and contributions for these plans are based on regular actuarial advice. Comprehensive actuarial valuations are made at no more than three yearly intervals.

An objective of the valuations is to be fully funded on an ongoing funding basis. To achieve this objective, the actuaries have used the Projected Unit funding method for all pension schemes, except the Brambles United Kingdom Pension Plan which uses the Attained Age method. The Projected Unit method derives a capital value for past service liabilities by discounting assumed benefit payments back to the valuation date. The capital value of benefits due to be earned in the year after the valuation date are divided by the total pensionable payroll to give a future service contribution rate.

The calculations have spread any surplus or deficits arising over a suitable period and deducted from or added to the future service contribution rate. Assets have been taken at their market value.

Funding recommendations made by the actuaries are based on various economic and demographic assumptions. The main economic assumptions applied are price inflation of 2.9%, salary inflation between 1.3% and 4.2%, pre-retirement investment returns of 7.8% and post-retirement investment returns of 5.1%.

Using the above-mentioned actuarial assumptions as to the pension plans' future experience, additional annual contributions of US$8.6 million are being paid to remove the identified deficits over a period 7.5 years.

Contributions paid to the plans during 2006 were US$23.2 million (2005: US$28.7 million) of which US$14.9 million (2005: US$20.9 million) related to discontinued operations. It is estimated that the amount of contributions to be paid to the plans during 2007 will be US$10.0 million for continuing operations.

j) Historical summary

The history of experience adjustments is as follows:

	2006 US$m	2005 US$m
– On plan liabilities	**4.3**	47.4
– On plan assets	**31.1**	38.2

Information for years prior to 2005 is not available.

Note 26.
Retirement benefit obligations continued

k) Net financial position of plans

The most recent financial reports from the principal defined benefit plans showed:

	Date of financial report	Accrued benefits US$m	Market value of assets US$m	Surplus/ (deficit) US$m
Brambles Enterprises (1996) Pension Scheme	5/04/05	67.2	55.4	(11.8)
Brambles United Kingdom Pension Plan	31/03/05	45.2	35.6	(9.6)
CHEP South Africa Pension Fund	1/04/05	27.5	27.5	–
Cleanaway Pension Schemes[1]	5/04/05	189.1	163.6	(25.5)
Serviceteam Pension Schemes[2]	5/04/05	45.2	38.5	(6.7)
		374.2	320.6	(53.6)

[1] Cleanaway Pension Schemes comprise the Cleanaway Pension Scheme and the Cleanaway Operative Pension Scheme.

[2] Serviceteam Pension Schemes comprise the Serviceteam Limited Pension Scheme (Final Salary) and the Lambeth Serviceteam Limited Pension Scheme.

These amounts reported by the plans, which are determined in accordance with AAS 25: Financial Reporting by Superannuation Plans or equivalent local standards, differ from the net liability recognised in Brambles' balance sheet due to different measurement dates and different measurement rules in AAS 25 and IAS 19/AASB 119.

Note 27.
Contributed equity

Brambles Industries Limited	2006 A$m	2005 A$m
Ordinary shares of no par value issued and fully paid:		
969,040,322 shares (2005: 967,152,389) at 1 July[1]	**1,212.4**	1,200.8
8,916,924 shares (2005: 1,887,933 shares) issued on the exercise of options (Note 28a)	**65.1**	11.6
20,679,697 shares (2005: nil) purchased on-market and cancelled	**(222.0)**	–
957,277,549 shares (2005: 969,040,322) at 30 June[1]	**1,055.5**	1,212.4

Brambles Industries plc	£m	£m
Authorised share capital of 5 pence each:		
900,000,000 shares (2005: 900,000,000 shares)	**45.0**	45.0
Ordinary shares of 5 pence each issued and fully paid:		
724,125,805 shares (2005: 723,742,352) at 1 July[1]	**36.2**	36.2
2,790,341 shares (2005: 383,453 shares) issued on the exercise of options (Note 28b):	**0.1**	–
59,562,443 shares (2005: nil) purchased on-market and cancelled	**(3.0)**	–
667,353,703 shares (2005: 724,125,805) at 30 June[1]	**33.3**	36.2
Share premium on ordinary shares:		
Balance at 1 July	**51.1**	50.0
On ordinary shares issued on the exercise of options	**9.2**	1.1
Balance at 30 June	**60.3**	51.1

Brambles	US$m	US$m
Total ordinary shares issued and fully paid:		
1,693,166,127 shares (2005: 1,690,894,741) at 1 July[1]	**1,080.0**	994.3
11,707,265 shares (2005: 2,271,386) issued on the exercise of options	**64.0**	10.9
80,242,140 (2005: nil) shares purchased on-market and cancelled	**(170.4)**	–
Exchange fluctuations on translation	**(16.4)**	74.8
1,624,631,252 shares (2005: 1,693,166,127) at 30 June[1]	**957.2**	1,080.0

[1] Includes one special share for each of BIL and BIP which were issued to a special purpose company as part of the DLC structure to enable all shareholders of BIL and BIP effectively to vote together as a joint electorate on certain matters.

Ordinary shares of BIL and BIP entitle the holder to participate in dividends and the proceeds on winding up of the Companies in proportion to the number of shares held.

Note 28.
Share-based payments

Details relating to the employee option plans are disclosed in the Remuneration Report on pages 73 to 75. Set out below are summaries of options and performance share rights granted under the plans. Details of options and performance shares issued to Directors are shown in the Remuneration Report. There is no right, by virtue of the options, to participate in any share issue of any other corporation.

a) Brambles Industries Limited – Summary of options and performance share rights

2006 Grant date	Expiry date	Exercise price A$	Balance at 1 July	Granted during the year	Exercised during the year	Lapsed during the year	Balance at 30 June	Exercisable at 30 June
Options over BIL shares								
4 May 2000	4 Nov 2005	11.84	60,304	–	–	(60,304)	–	–
15 Jun 2000	15 Dec 2005	11.69	1,039,926	–	–	(1,039,926)	–	–
5 Dec 2000	5 Jun 2006	10.94	1,483,615	–	(90,838)	(1,392,777)	–	–
24 Apr 2001	24 Oct 2006	12.16	233,263	–	–	–	233,263	–
7 Aug 2001	7 Aug 2007	11.24	278,300	–	–	–	278,300	–
19 Dec 2001	19 Dec 2007	9.63	3,248,483	–	(299,036)	(1,065,123)	1,884,324	–
18 Jan 2002	18 Jul 2007	10.41	2,362,160	–	(279,001)	(4,000)	2,079,159	1,247,495
2 Apr 2002	2 Apr 2008	9.51	137,624	–	(9,716)	–	127,908	–
26 Jun 2002	26 Dec 2005	9.08	3,705,618	–	(2,460,567)	(1,245,051)	–	–
5 Sep 2002	5 Sep 2008	7.08	5,229,384	–	(971,221)	(485,880)	3,772,283	–
18 Nov 2002	18 May 2008	6.09	934,942	–	(197,444)	–	737,498	294,999
6 Mar 2003	6 Mar 2009	4.32	270,476	–	(139,288)	–	131,188	–
25 Jun 2003	25 Dec 2006	4.74	5,646,102	–	(1,657,137)	–	3,988,965	3,988,965
25 Jun 2003	25 Dec 2008	4.74	1,195,659	–	(285,757)	–	909,902	363,961
10 Sep 2003	10 Sep 2009	4.75	9,428,183	–	(1,429,671)	(225,485)	7,773,027	–
14 Oct 2003	14 Oct 2009	4.66	665,398	–	–	–	665,398	–
4 Mar 2004	4 Mar 2010	5.31	967,531	–	(164,387)	–	803,144	–
27 May 2004	27 Nov 2007	5.63	4,435,619	1,870	(551,650)	–	3,885,839	–
27 Jun 2005	27 Dec 2008	8.20	3,211,410	5,128	(270,502)	–	2,946,036	–
Total options			**44,533,997**	**6,998**	**(8,806,215)**	**(5,518,546)**	**30,216,234**	**5,895,420**
Performance share rights over BIL shares								
7 Aug 2001	7 Aug 2007	–	83,300	–	–	–	83,300	–
7 Aug 2001	7 Aug 2006	–	225,841	–	–	–	225,841	–
19 Dec 2001	19 Dec 2007	–	840,722	–	–	(230,702)	610,020	–
2 Apr 2002	2 Apr 2008	–	41,661	–	–	(3,271)	38,390	–
5 Sep 2002	5 Sep 2008	–	1,515,467	–	–	(307,147)	1,208,320	–
6 Mar 2003	6 Mar 2009	–	133,776	–	–	(22,153)	111,623	–
10 Sep 2003	10 Sep 2009	–	2,434,428	–	(1,632)	(77,913)	2,354,883	–
4 Mar 2004	4 Mar 2010	–	183,776	–	–	–	183,776	–
4 Mar 2004	4 Mar 2010	–	239,100	–	–	(20,191)	218,909	–
8 Sep 2004	8 Sep 2010	–	4,588,594	–	(77,375)	(132,084)	4,379,135	–
4 April 2005	5 April 2011	–	16,152	–	–	–	16,152	–
21 Oct 2005	21 Oct 2011	–	–	4,097,987	(31,702)	(132,362)	3,933,923	–
Total performance share rights			**10,302,817**	**4,097,987**	**(110,709)**	**(925,823)**	**13,364,272**	**–**
Total over BIL shares			**54,836,814**	**4,104,985**	**(8,916,924)**	**(6,444,369)**	**43,580,506**	**5,895,420**
Weighted average exercise price of options over BIL shares		A$	6.88	7.51	6.82	9.83	6.36	

Note 28.

Share-based payments continued

		Balance at 1 July	Granted during the year	Exercised during the year	Lapsed during the year	Balance at 30 June
2005 (summarised)						
Total options		54,114,312	3,211,410	(1,845,483)	(10,946,242)	44,533,997
Total performance share rights		6,328,492	4,655,432	(59,879)	(621,228)	10,302,817
Total over BIL shares		60,442,804	7,866,842	(1,905,362)	(11,567,470)	54,836,814
Weighted average exercise price of options over BIL shares	A$	7.43	8.20	5.33	10.25	6.88

		2006	2005
Weighted average fair value of grants during the year	A$	**5.17**	4.51
Weighted average share price at the date of exercise	A$	**6.85**	5.85
Weighted average remaining contractual life at reporting date	years	**1.9**	2.5

There were nil grants, 6,520,555 exercises and 644,419 lapses in options or performance share rights over BIL shares between the end of the financial year and 23 August 2006.

b) Brambles Industries plc – Summary of options and performance share rights

2006 Grant date	Expiry date	Exercise price £	Balance at 1 July	Granted during the year	Exercised during the year	Lapsed during the year	Balance at 30 June	Exercisable at 30 June
Options over BIP shares								
19 Dec 2001	19 Dec 2007	3.21	2,189,881	–	(331,939)	(760,316)	1,097,626	–
2 Apr 2002	2 Apr 2008	3.38	137,624	–	(9,716)	–	127,908	–
5 Sep 2002	5 Sep 2008	2.33	3,009,693	–	(856,154)	(405,940)	1,747,599	–
6 Mar 2003	6 Mar 2009	1.49	280,988	–	(119,154)	(152,236)	9,598	–
10 Sep 2003	10 Sep 2009	1.72	5,718,809	–	(1,206,539)	(295,533)	4,216,737	–
4 Mar 2004	4 Mar 2010	2.11	573,563	–	(164,387)	–	409,176	–
Total options			**11,910,558**	**–**	**(2,687,889)**	**(1,614,025)**	**7,608,644**	**–**
Performance share rights over BIP shares								
19 Dec 2001	19 Dec 2007	–	546,257	–	–	(183,533)	362,724	–
2 Apr 2002	2 Apr 2008	–	41,661	–	–	(3,271)	38,390	–
5 Sep 2002	5 Sep 2008	–	854,156	–	–	(238,698)	615,458	–
6 Mar 2003	6 Mar 2009	–	121,736	–	–	(45,887)	75,849	–
10 Sep 2003	10 Sep 2009	–	1,424,585	–	–	(102,676)	1,321,909	–
4 Mar 2004	4 Mar 2010	–	132,786	–	–	(20,191)	112,595	–
8 Sep 2004	9 Sep 2010	–	1,917,864	–	(73,677)	(139,918)	1,704,269	–
21 Oct 2005	21 Oct 2011	–	–	1,699,481	(28,775)	(46,964)	1,623,742	–
Total performance share rights			**5,039,045**	**1,699,481**	**(102,452)**	**(781,138)**	**5,854,936**	**–**
Total over BIP shares			**16,949,603**	**1,699,481**	**(2,790,341)**	**(2,395,163)**	**13,463,580**	**–**
Weighted average exercise price of options over BIP shares		£	2.18	–	2.12	2.55	2.12	
2005 (summarised)								
Total options			12,878,265	–	(397,048)	(570,659)	11,910,558	
Total performance share rights			3,541,598	1,945,802	(3,834)	(444,521)	5,039,045	
Total over BIP shares			16,419,863	1,945,802	(400,882)	(1,015,180)	16,949,603	
Weighted average exercise price of options over BIP shares		£	2.17	–	1.79	2.13	2.18	

		2006	2005
Weighted average fair value of grants during the year	£	**1.98**	1.78
Weighted average share price at the date of exercise	£	**3.19**	2.59
Weighted average remaining contractual life at reporting date	years	**2.6**	3.6

There were nil grants, 94,363 exercises and 375,739 lapses in options or performance share rights over BIP shares between the end of the financial year and 23 August 2006.

c) Fair value calculations

Options and performance share rights
The fair value of options and performance share rights granted during the year was determined at the various grant dates, using a binominal valuation methodology. The values calculated do not take into account the probability of options and performance share rights being forfeited prior to vesting, as a probability adjustment is made when computing the share-based payment expense.

Cash-settled share-based payments
Executives and employees in certain jurisdictions are provided cash incentives calculated by reference to options and performance share rights under the share option plans, referred to as phantom shares. Fair value of phantom shares granted during the year was initially determined at the various grant dates using a binomial model and recalculated at reporting date.

The significant inputs into the valuation models were specific to each plan and fell within the following ranges:

		2006	2005
BIL			
Weighted average share price	A$	**11.00**	8.17
Weighted average exercise price of options	A$	**7.51**	8.20
Expected volatility	%	**25.0**	25.0
Expected life	years	**3.25–4**	4.5
Annual risk-free interest rate	%	**4.98–5.26**	5.1
Expected dividends	%	**2.5**	3.2
BIP			
Weighted average share price	£	**4.38**	3.06
Expected volatility	%	**25.0**	25.0
Expected life	years	**4.0**	4.5
Annual risk-free interest rate	%	**4.3**	4.5
Expected dividends	%	**2.5**	3.2

The expected volatility was determined based on a two-year historic volatility of Brambles' share prices.

d) Share-based payment expense – continuing operations

Brambles recognised a total expense of US$16.2 million (2005: US$14.2 million) relating to share-based payments for continuing operations. Of this amount, US$1.5 million (2005: US$1.4 million) related to phantom shares.

Note 29.
Reserves and retained earnings

	2006 US$m	2005 US$m
Reserves	**457.5**	474.7
Retained earnings	**1,534.4**	824.9
	1,991.9	1,299.6
Minority interests in reserves and retained earnings	**3.9**	7.7

Note 29.
Reserves and retained earnings continued

a) Movements in reserves and retained earnings

	Hedging reserve US$m	Share-based payments reserve US$m	Foreign currency translation reserve US$m	Other US$m	Total reserves US$m	Retained earnings US$m
Year ended 30 June 2005						
Opening balance	–	9.8	308.1	150.4	468.3	641.4
Actuarial losses on defined benefit plans	–	–	–	–	–	(7.4)
Foreign exchange differences	–	–	(7.7)	(2.2)	(9.9)	–
Share-based payments:						
– Expense recognised during the year	–	14.6	–	–	14.6	–
– Tax on expense recognised during the year	–	1.7	–	–	1.7	–
Dividends paid	–	–	–	–	–	(256.1)
Net profit for the year	–	–	–	–	–	447.0
Closing balance	–	26.1	300.4	148.2	474.7	824.9
Year ended 30 June 2006						
Opening balance	–	**26.1**	**300.4**	**148.2**	**474.7**	**824.9**
Adjustment on adoption of IAS 32/AASB 132 and IAS 39/AASB 139, net of tax	**2.0**	–	–	–	**2.0**	**(2.2)**
Actuarial gains on defined benefit plans	–	–	–	–	–	**25.5**
Foreign exchange differences	–	–	**80.4**	**4.7**	**85.1**	–
Cash flow hedges:						
– Fair value gains/(losses)	**7.8**	–	–	–	**7.8**	–
– Tax on fair value gains	**(2.8)**	–	–	–	**(2.8)**	–
– Transfers to net profit	**(3.2)**	–	–	–	**(3.2)**	–
– Tax on transfers to net profit	**1.3**	–	–	–	**1.3**	–
Share-based payments:						
– Expense recognised during the year	–	**26.6**	–	–	**26.6**	–
– Shares issued	–	**(12.4)**	–	–	**(12.4)**	–
– Tax on expense recognised during the year	–	**8.1**	–	–	**8.1**	–
Buyback of ordinary shares	–	–	–	**5.5**	**5.5**	**(480.3)**
Dividends paid	–	–	–	–	–	**(296.9)**
FCTR on entities disposed taken to profit	–	–	**(135.2)**	–	**(135.2)**	–
Net profit for the year	–	–	–	–	–	**1,463.4**
Closing balance	**5.1**	**48.4**	**245.6**	**158.4**	**457.5**	**1,534.4**

b) Nature and purpose of reserves

Hedging reserve
This comprises the cumulative portion of the gain or loss of cash flow hedges that are determined to be effective hedges. Amounts are recognised in the income statement when the associated hedged transaction is ineffective.

Share-based payments reserve
This comprises the cumulative share-based payment expense recognised in the income statement in relation to options and performance share rights issued but not yet exercised. Refer to Note 28 for further details.

Foreign currency translation reserve
This comprises cumulative exchange differences arising from the translation of the financial statements of foreign subsidiaries, net of qualifying net investment hedges. The relevant accumulated balance is recognised in the income statement on disposal of a foreign subsidiary.

Other
This comprises the merger reserve created at the time of the formation of the DLC, following internal reorganisations within BIP, and the capital redemption reserve created in 2006 as a result of the cancellation of BIP shares.

Note 30.
Financial instruments

The disclosures made in this note should be read in conjunction with the disclosures of Brambles' objectives, policies and strategies with regard to financial instruments set out in Note 17.

a) Fair values

Set out below is a comparison by category of the carrying amounts and fair values of financial instruments recognised in the balance sheet:

	Carrying amount		Fair value	
	2006 US$m	2005 US$m	**2006 US$m**	2005 US$m
Financial assets				
Cash at bank and in hand (Note 14)	**113.4**	176.7	**113.4**	176.7
Short term deposits (Note 14)	**16.0**	11.4	**16.0**	11.4
Trade receivables (Note 15)	**480.6**	805.9	**480.6**	805.9
Interest rate swaps (Note 17)	**9.4**	–	**9.4**	–
Forward foreign currency contracts (Note 17)	**1.8**	–	**1.8**	–
Financial liabilities				
Trade payables (Note 23)	**266.1**	444.7	**266.1**	444.7
Bank overdrafts (Note 24)	**–**	0.1	**–**	0.1
Bank loans (Note 24)	**1,359.8**	1,950.7	**1,359.8**	1,950.7
Loan notes (Note 24)	**440.5**	425.0	**416.2**	453.0
Finance lease liabilities (Note 24)	**13.2**	15.7	**13.2**	15.7
Deferred consideration on acquisitions	**6.0**	4.9	**6.0**	4.9
Interest rate swaps (Note 17)	**0.3**	–	**0.3**	–

For forward foreign exchange contracts, the net fair value is taken to be the unrealised gain or loss at balance date calculated by reference to the current forward rates for contracts with similar maturity dates. Fair value for other financial liabilities has been calculated by discounting future cash flows at prevailing interest rates for the relevant yield curve.

Brambles has taken the exemption available under IFRS 1/AASB 1 to only apply IAS 32/AASB 132 and IAS39/AASB 139 from 1 July 2005. The fair values disclosed for 2005 are calculated under prior UK GAAP and AGAAP.

b) Interest rate risk exposure

The following table sets out the maturity profile of the financial instruments exposed to interest rate risk at reporting date:

		Fixed interest rate						
2006	**Floating interest rate US$m**	**Year 1 US$m**	**Year 2 US$m**	**Year 3 US$m**	**Year 4 US$m**	**Year 5 US$m**	**Over 5 years US$m**	**Total US$m**
Financial assets								
Cash at bank	**113.4**	**–**	**–**	**–**	**–**	**–**	**–**	**113.4**
Short term deposits	**–**	**16.0**	**–**	**–**	**–**	**–**	**–**	**16.0**
	113.4	**16.0**	**–**	**–**	**–**	**–**	**–**	**129.4**
Weighted average effective interest rate	**2.6%**	**2.6%**	**–**	**–**	**–**	**–**	**–**	**2.6%**
Financial liabilities								
Bank loans	**1,359.8**	**–**	**–**	**–**	**–**	**–**	**–**	**1,359.8**
Loan notes	**–**	**15.5**	**–**	**–**	**–**	**–**	**425.0**	**440.5**
Finance lease liabilities	**–**	**4.4**	**3.0**	**1.8**	**1.5**	**2.4**	**0.1**	**13.2**
Deferred consideration on acquisitions	**–**	**6.0**	**–**	**–**	**–**	**–**	**–**	**6.0**
Interest rate swaps	**(390.7)**	**139.0**	**229.0**	**22.7**	**–**	**–**	**–**	**–**
	969.1	**164.9**	**232.0**	**24.5**	**1.5**	**2.4**	**425.1**	**1,819.5**
Weighted average effective interest rate	**5.3%**	**3.6%**	**5.9%**	**4.5%**	**5.1%**	**3.4%**	**5.7%**	**5.2%**

Note 30.
Financial instruments continued

2005	Floating interest rate US$m	Fixed interest rate Year 1 US$m	Year 2 US$m	Year 3 US$m	Year 4 US$m	Year 5 US$m	Over 5 years US$m	Total US$m
Financial assets								
Cash at bank	176.7	–	–	–	–	–	–	176.7
Short term deposits	–	11.4	–	–	–	–	–	11.4
	176.7	11.4	–	–	–	–	–	188.1
Weighted average effective interest rate	2.5%	1.8%	–	–	–	–	–	2.5%
Financial liabilities								
Bank overdrafts	0.1	–	–	–	–	–	–	0.1
Bank loans	1,950.7	–	–	–	–	–	–	1,950.7
Loan notes	–	–	–	–	–	–	425.0	425.0
Finance lease liabilities	–	4.4	3.9	3.4	2.0	2.0	–	15.7
Deferred consideration on acquisitions	–	0.9	4.0	–	–	–	–	4.9
Interest rate swaps	(1,086.6)	627.6	210.5	226.0	22.5	–	–	–
	864.2	632.9	218.4	229.4	24.5	2.0	425.0	2,396.4
Weighted average effective interest rate	5.0%	4.2%	4.1%	6.8%	4.8%	4.2%	5.7%	4.8%

c) Currency profile

The following table sets out the currency mix profile of Brambles' financial instruments:

2006	US dollar US$m	Aust. dollar US$m	Sterling US$m	Euro US$m	Other US$m	Total US$m
Financial assets						
Cash at bank and in hand	**5.6**	**23.2**	**7.6**	**37.8**	**39.2**	**113.4**
Short term deposits	–	–	–	**0.1**	**15.9**	**16.0**
Interest rate swaps	**9.1**	–	**0.3**	–	–	**9.4**
Forward foreign currency contracts	–	**51.5**	**1.2**	**534.3**	–	**587.0**
	14.7	**74.7**	**9.1**	**572.2**	**55.1**	**725.8**
Financial liabilities						
Bank loans	**383.3**	**304.5**	**503.3**	**2.0**	**102.0**	**1,295.1**
Loan notes	**440.5**	–	–	–	–	**440.5**
Finance lease liabilities	**0.4**	–	**3.1**	**8.5**	**1.2**	**13.2**
Deferred consideration on acquisitions	–	**0.5**	**4.2**	–	**1.3**	**6.0**
Interest rate swaps	–	–	**0.3**	–	–	**0.3**
Forward foreign currency contracts	**14.9**	–	**534.3**	–	**36.0**	**585.2**
Net investment hedge	–	–	–	**64.7**	–	**64.7**
	839.1	**305.0**	**1,045.2**	**75.2**	**140.5**	**2,405.0**

2005	US dollar US$m	Aust. dollar US$m	Sterling US$m	Euro US$m	Other US$m	Total US$m
Financial assets						
Cash at bank and in hand	13.3	22.5	3.2	105.5	32.2	176.7
Short term deposits	–	0.2	–	0.9	10.3	11.4
Interest rate swaps	6.3	–	0.7	–	–	7.0
Forward foreign currency contracts	0.1	171.4	–	3.9	–	175.4
	19.7	194.1	3.9	110.3	42.5	370.5
Financial liabilities						
Bank overdrafts	–	–	–	–	0.1	0.1
Bank loans	737.5	–	815.4	253.7	82.9	1,889.5
Loan notes	425.0	–	–	–	–	425.0
Finance lease liabilities	0.5	–	3.8	10.0	1.4	15.7
Deferred consideration on acquisitions	–	0.9	4.0	–	–	4.9
Interest rate swaps	0.7	–	3.4	4.3	–	8.4
Forward foreign currency contracts	96.1	1.6	–	0.2	78.8	176.7
Net investment hedge	–	–	–	61.2	–	61.2
	1,259.8	2.5	826.6	329.4	163.2	2,581.5

d) Credit risk exposure

Credit risk arises from the potential failure of counterparties to meet their obligations under the respective contracts at maturity. This arises from amounts receivable from unrealised gains on derivative financial instruments. At the reporting date, this amount was US$10.9 million. Brambles transacts derivatives with prominent financial institutions and has credit limits in place to limit exposure to any potential non-performance by its counterparties.

Note 31.
Cash flow statement – additional information

	2006 US$m	2005 US$m
a) Reconciliation of cash		
For the purpose of the cash flow statement, cash comprises:		
Cash at bank and in hand (Note 14)	**113.4**	176.7
Short term deposits (Note 14)	**16.0**	11.4
Bank overdraft (Note 24)	–	(0.1)
	129.4	188.0
b) Borrowing facilities and credit standby arrangements		
Total facilities:		
– Committed borrowing facilities	**3,198.6**	3,613.3
– Loan notes	**425.0**	425.0
– Credit standby/uncommitted arrangements	**65.1**	44.8
	3,688.7	4,083.1
Facilities used at reporting date:		
– Committed borrowing facilities	**1,351.3**	1,958.8
– Loan notes	**425.0**	425.0
– Credit standby/uncommitted arrangements	**21.2**	12.6
	1,797.5	2,396.4
Facilities unused at reporting date:		
– Committed borrowing facilities	**1,847.3**	1,654.5
– Loan notes	–	–
– Credit standby/uncommitted arrangements	**43.9**	32.2
	1,891.2	1,686.7

Note 31.

Cash flow statement – additional information continued

		2006 millions	2005 millions
Total credit facilities by currency:			
– US dollar	US$	**1,595.4**	1,895.5
– Sterling	£	**783.9**	664.4
– Euro	€	**431.6**	754.7
– Other	US$	**88.1**	79.9

Borrowing facilities are arranged by Brambles on behalf of its subsidiaries. Funding is generally sourced from relationship banks on a medium to long term basis. The expiry dates of committed facilities range out to calendar year 2010. The average term of maturity of these facilities and the US private placement notes is equivalent to 4.2 years (2005: 2.6 years). All facilities are structured on an unsecured, revolving basis and are guaranteed as described in Note 33b. Extension of each facility is normally pursued prior to the date of expiry.

c) Non-cash financing or investing activities

Apart from that disclosed in Note 37, there were no financing or investing transactions during the year which have had a material effect on the assets and liabilities of Brambles that did not involve cash flows.

	2006 US$m	2005 US$m
d) Reconciliation of profit after tax to net cash flows from operating activities		
Profit after tax	**1,464.4**	448.8
Adjustments for:		
– Depreciation and amortisation	**492.7**	605.4
– Irrecoverable pooling equipment provision expense	**93.7**	114.7
– Loss on remeasurement to fair value less costs to sell	**25.0**	–
– Net profit on disposal of property, plant and equipment	**(35.3)**	(36.3)
– Net profit on disposal of businesses and investments	**(5.0)**	(2.4)
– Net profit after tax on completed disposals of discontinued operations	**(940.3)**	–
– Costs incurred on disposal activity yet to close	**11.2**	–
– Joint ventures and associates	**1.8**	(3.3)
– Equity-settled share-based payments	**26.2**	8.4
– Finance costs	**(7.6)**	17.4
Movements in operating assets and liabilities, net of acquisitions and disposals:		
– Increase in trade and other receivables	**(5.1)**	(38.8)
– Decrease in prepayments	**1.6**	–
– Decrease/(increase) in inventories	**1.9**	(9.8)
– Decrease in deferred tax	**50.8**	22.4
– (Decrease)/increase in trade and other payables	**(50.0)**	96.7
– Increase in tax payable	**49.0**	51.5
– Increase in provisions	**12.1**	7.6
– Other	**2.0**	8.9
Net cash inflow from operating activities	**1,189.1**	1,291.2

Note 32.
Commitments

a) Capital expenditure commitments

At 30 June 2006, Brambles' continuing operations had commitments of US$19.8 million (2005: US$55.1 million) principally relating to property, plant and equipment.

Capital expenditure in respect of continuing operations contracted for but not recognised as liabilities at reporting date were as follows:

	2006 US$m	2005 US$m
Within one year	**19.8**	54.6
Between one and five years	**–**	0.5
	19.8	55.1

In addition, capital expenditure commitments of discontinued operations primarily relating to property, plant and equipment amounted to US$23.5 million (2005: nil) at reporting date.

b) Operating lease commitments

Brambles' continuing operations are party to operating leases for offices, operational locations and plant and equipment. The leases have varying terms, escalation clauses and renewal rights. Escalation clauses are rare and any impact is considered immaterial.

The future minimum lease payments under such non-cancellable operating leases are as follows:

	Plant		**Occupancy**	
	2006 US$m	2005 US$m	**2006 US$m**	2005 US$m
Within one year	**18.7**	21.4	**106.1**	104.0
Between one and five years	**16.4**	22.1	**317.7**	314.5
After five years	**–**	0.7	**306.8**	350.2
Minimum lease payments	**35.1**	44.2	**730.6**	768.7

In addition, operating lease commitments in respect of discontinued operations amounted to US$8.6 million (2005: US$4.0 million) at reporting date.

During the year, operating lease expense of US$103.9 million (2005: US$136.9 million) was recognised in the income statement.

c) Finance lease commitments

Finance leases of plant and equipment are not a material feature of Brambles' funding arrangements.

Finance lease commitments of Brambles' continuing operations are payable as follows:

	Plant	
	2006 US$m	2005 US$m
Within one year	**4.4**	4.4
Between one and five years	**8.7**	11.3
After five years	**0.1**	–
Minimum lease payments	**13.2**	15.7

In addition, finance lease commitments in respect of discontinued operations amounted to US$2.9 million (2005: nil) at reporting date.

Note 33.
Contingencies

a) Under the DLC arrangements, a deed of guarantee has been entered into between BIL and BIP which results in each company guaranteeing any debt owed to a creditor of the other company subject to demand first being made on the defaulting company (or another party, if the debt specifically requires prior recourse to that party) and the debt not being specifically excluded from the DLC cross-guarantee.

b) BIL, BIP and certain subsidiaries of Brambles, are parties to a deed of cross-guarantee which supports global financing credit facilities available to certain Brambles' subsidiaries. Total facilities available amount to US$3,149.5 million (2005: US$3,548.3 million), of which US$1,315.0 million (2005: US$1,906.5 million) has been drawn.

   BIL, BIP and certain subsidiaries of Brambles, are parties to a guarantee which supports the US Private Placement borrowing of US$425.0 million (2005: US$425.0 million) by a subsidiary.

   BIL and BIP are parties to a parent guarantee under which each guarantor has jointly and severally guaranteed repayment of certain facilities and financial accommodations made available to certain Brambles' subsidiaries. Total facilities available amount to US$514.3 million (2005: US$631.4 million), of which US$275.7 million (2005: US$294.4 million) has been drawn.

   BIL has provided guarantees on a several basis to support credit facilities entered into by certain Brambles' subsidiaries. Total facilities available amount to US$2.4 million (2005: US$5.6 million), of which nil (2005: US$2.5 million) has been drawn.

   BIP has provided guarantees on a several basis in relation to a reduction in the share premium account of a subsidiary of Brambles in favour of certain creditors which amounts to US$15.0 million (2005: US$18.2 million).

c) Subsidiaries of BIL and BIP have contingent unsecured liabilities in respect of guarantees given relating to performance under contracts entered into totalling US$243.9 million (2005: US$273.1 million), of which US$235.5 million (2005: US$263.6 million) is also guaranteed by BIL and BIP and is included in (b) above.

d) Certain subsidiaries have guaranteed the lease obligations of third parties totalling US$67.2 million (2005: US$66.6 million). Subsidiaries of BIL and BIP have provided guarantees to support lease facilities entered into by certain Brambles' subsidiaries. Total facilities available amount to US$28.2 million (2005: US$30.3 million), of which US$24.1 million (2005: US$29.8 million) has been drawn.

e) A subsidiary has provided a guarantee up to the amount of US$3.7 million (2005: US$3.6 million) for a joint venture's credit facility totalling US$14.8 million (2005: US$9.0 million), of which US$3.7 million (2005: US$8.4 million) has been drawn.

f) Environmental contingent liabilities

   Brambles' activities include the treatment and disposal of hazardous and non-hazardous waste through controlled entities and corporate joint ventures. In addition, other activities of Brambles entail using, handling and storing materials which are capable of causing environmental impairment.

   As a consequence of the nature of these activities, Brambles has incurred and will continue to incur environmental costs and liabilities associated with site and facility operation, closure, remediation, aftercare, monitoring and licensing. Provisions have been made in respect of estimated environmental liabilities at all sites and facilities where obligations are known to exist and can be reliably measured.

   However, additional liabilities may emerge due to a number of factors including changes in the numerous laws and regulations which govern environmental protection, liability, land use, planning and other matters in each jurisdiction in which Brambles operates or has operated. These extensive laws and regulations are continually evolving in response to technological advances, scientific developments and other factors. Brambles cannot predict the extent to which it may be affected in the future by any such changes in legislation or regulation.

g) In the ordinary course of business, Brambles becomes involved in litigation, most of which falls within Brambles' insurance arrangements. Provision has been made for known obligations where the existence of the liability is probable and can be reasonably quantified. Receivables have been recognised where recoveries, for example from insurance arrangements, are virtually certain. As the outcomes of these matters remain uncertain, contingent liabilities exist for possible amounts eventually payable that are in excess of the amounts provided.

h) Brambles has given vendor warranties in relation to businesses sold in 2006 and is in the process of agreeing working capital adjustments as required under the Interlake sale agreement. Brambles has recognised the financial impact of such vendor warranties and adjustments on the basis of information currently available. A contingent liability exists for any amounts which may ultimately be borne by Brambles which are in excess of the amounts provided at 30 June 2006.

Note 34.
Auditors' remuneration

PricewaterhouseCoopers (PwC) earned the following remuneration from Brambles during the year:

	2006 US$'000	2005 US$'000
Amounts received or due and receivable by PwC (Australia) for:		
Audit services:		
– Audit and review of Brambles' financial reports	**1,882**	1,225
– Other assurance services	**264**	748
	2,146	1,973
Other services:		
– Accounting advisory services	**–**	7
– Tax advisory services	**47**	25
	47	32
Total remuneration of PwC (Australia)	**2,193**	2,005
Amounts received or due and receivable by related practices of PwC (Australia) for:		
Audit services:		
– Audit and review of Brambles' financial reports	**4,761**	4,243
– Other assurance services	**327**	130
	5,088	4,373
Other services:		
– Accounting advisory services	**–**	8
– Tax advisory services	**1,316**	109
	1,316	117
Total remuneration of related practices of PwC (Australia)	**6,404**	4,490
Total auditors' remuneration	**8,597**	6,495

From time to time, Brambles employs PwC on assignments additional to their statutory audit duties where PwC, through their detailed knowledge of the Group, are best placed to perform the services from an efficiency, effectiveness and cost perspective. The performance of such non-audit related services is always balanced with the fundamental objective of ensuring PwC's objectivity and independence as auditors. To ensure this balance, the Board has established a policy whereby prior approval of the Audit Committee is required wherever management recommends that PwC undertake non-audit work. Management consultancy, IT implementation and specialist internal audit work will not be performed by PwC.

During 2006, non-audit assignments primarily related to tax consulting advice of which US$1,302,000 was incurred in the UK. In 2005, non-audit assignments primarily related to tax consulting advice of which US$81,000 was incurred in the UK.

Note 35.
Key management personnel

a) Directors

The following persons were directors of Brambles during the financial year:

D R Argus AO	Non-executive Chairman
M D I Burrows	Non-executive Joint Deputy Chairman
Sir David Lees	Non-executive Joint Deputy Chairman
D J Turner	Chief Executive Officer
R D Brown	Non-executive Director
A G Froggatt	Non-executive Director (appointed on 1 June 2006)
D P Gosnell	Non-executive Director (appointed on 1 June 2006)
H-O Henkel	Non-executive Director
M F Ihlein	Chief Financial Officer
S P Johns	Non-executive Director
S C H Kay	Non-executive Director (appointed on 1 June 2006)
G J Kraehe AO	Non-executive Director (appointed on 12 December 2005)
C L Mayhew	Non-executive Director (appointed on 23 August 2005)
J Nasser AO	Non-executive Director
F A McDonald	Non-executive Director (retired on 11 November 2005)

b) Other key management personnel

The following persons were members of the Brambles Executive Committee during the year:

T F Brown	Senior Vice President Human Resources, Brambles
J-L Laurent	President, Brambles Industrial Services and Cleanaway UK and Asia Pacific
M B Luby	President, CHEP Europe, Asia Pacific and Africa (until 31 August 2005) Senior Vice President Business Development, Brambles (from 1 September 2005 until 30 June 2006)
P G Martinez	Senior Vice President Strategy and Information Technology, Brambles
D Mezzanotte	President, CHEP Americas (until 31 August 2005) Chief Operating Officer, CHEP (from 1 September 2005)
A Trujillo	President & Chief Executive Officer, Recall
C A van der Laan de Vries	Senior Vice President Legal and Mergers and Acquisitions and Company Secretary, Brambles

c) Key management personnel compensation

	2006 US$'000	2005 US$'000
Short term employee benefits	**15,692**	14,732
Post employment benefits	**1,374**	1,324
Other long term benefits	**45**	414
Termination benefits	**3,309**	1,314
Share-based payments	**10,857**	5,944
	31,277	23,728

d) Equity instruments disclosure relating to key management personnel

The number of ordinary shares, options and performance shares in Brambles held during the financial year by each key management personnel, including their related parties, are set out below:

2006

Name and holdings	Balance at the start of the year	Granted during the year as remuneration	Granted as remuneration and exercised during the year	Granted as remuneration and lapsed during the year	Changes during the year	Balance at the end of the year	Vested and exercisable at the end of the year
Executive Directors							
D J Turner							
Ordinary shares	225,577	–	N/A	N/A	–	225,577	–
Options	2,220,270	–	–	–	–	2,220,270	–
Share rights	1,481,877	565,252	–	–	–	2,047,129	–
M F Ihlein							
Ordinary shares	50,000	–	N/A	N/A	50,000	100,000	–
Options	–	–	–	–	–	–	–
Share rights	519,470	254,168	–	–	–	773,638	–
Non-executive Directors[1]							
D R Argus AO							
Ordinary shares	117,129	–	N/A	N/A	18,800	135,929	–
R D Brown							
Ordinary shares	12,018	–	N/A	N/A	–	12,018	–
M D I Burrows							
Ordinary shares	340,319	–	N/A	N/A	–	340,319	–
A G Froggatt (appointed on 1 June 2006)							
Ordinary shares	N/A	–	N/A	N/A	–	7,000	–
D P Gosnell (appointed on 1 June 2006)							
Ordinary shares	N/A	–	N/A	N/A	–	14,450	–
H-O Henkel							
Ordinary shares	–	–	N/A	N/A	–	–	–
S P Johns							
Ordinary shares	27,500	–	N/A	N/A	20,000	47,500	–
S C H Kay (appointed on 1 June 2006)							
Ordinary shares	N/A	–	N/A	N/A	–	4,900	–
G J Kraehe AO (appointed on 12 December 2005)							
Ordinary shares	N/A	–	N/A	N/A	–	31,561	–
Sir David Lees							
Ordinary shares	214,055	–	N/A	N/A	–	214,055	–
C L Mayhew (appointed on 23 August 2005)							
Ordinary shares	N/A	–	N/A	N/A	–	16,500	–
F A McDonald (retired on 11 November 2005)							
Ordinary shares	143,259	–	N/A	N/A	–	N/A	–
J Nasser AO							
Ordinary shares	–	–	N/A	N/A	100,000	100,000	–
Other key management personnel							
T F Brown							
Ordinary shares	5,000	–	N/A	N/A	–	5,000	–
Options	266,048	–	–	–	–	266,048	–
Share rights	206,770	123,426	–	–	–	330,196	–
J-L Laurent							
Ordinary shares	9,084	–	N/A	N/A	–	9,084	–
Options	923,972	–	–	–	–	923,972	–
Share rights	528,176	198,400	–	–	–	726,576	–

Note 35.
Key management personnel continued

2006 continued

Name and holdings	Balance at the start of the year	Granted during the year as remuneration	Granted as remuneration and exercised during the year	Granted as remuneration and lapsed during the year	Changes during the year	Balance at the end of the year	Vested and exercisable at the end of the year
M B Luby							
Ordinary shares	5,000	–	N/A	N/A	–	5,000	–
Options	615,327	–	–	–	–	615,327	–
Share rights	365,966	175,252	–	–	–	541,218	–
P G Martinez							
Ordinary shares	30,000	–	N/A	N/A	–	30,000	–
Options	637,784	–	–	–	–	637,784	–
Share rights	307,276	124,804	–	–	–	432,080	–
D Mezzanotte							
Ordinary shares	5,000	–	N/A	N/A	–	5,000	–
Options	627,944	–	–	–	–	627,944	–
Share rights	310,562	200,674	–	–	–	511,236	–
A Trujillo							
Ordinary shares	5,000	–	N/A	N/A	–	5,000	–
Options	703,522	–	–	–	13,990	689,532	–
Share rights	326,146	105,460	–	–	–	431,606	–
C A van der Laan de Vries							
Ordinary shares	233,862	–	N/A	N/A	70,000	303,862	–
Options	507,746	–	–	–	–	507,746	–
Share rights	240,080	116,742	–	–	–	356,822	–

2005

Name and holdings	Balance at the start of the year	Granted during the year as remuneration	Granted as remuneration and exercised during the year	Granted as remuneration and lapsed during the year	Changes during the year	Balance at the end of the year	Vested and exercisable at the end of the year
Executive Directors							
D J Turner							
Ordinary shares	225,577	–	N/A	N/A	–	225,577	–
Options	2,220,270	–	–	–	–	2,220,270	–
Share rights	832,413	649,464	–	–	–	1,481,877	–
M F Ihlein							
Ordinary shares	10,000	–	N/A	N/A	40,000	50,000	–
Options	–	–	–	–	–	–	–
Share rights	–	519,470	–	–	–	519,470	–
Non–executive Directors[1]							
D R Argus AO							
Ordinary shares	117,129	–	N/A	N/A	–	117,129	–
R D Brown							
Ordinary shares	2,018	–	N/A	N/A	10,000	12,018	–
M D I Burrows							
Ordinary shares	340,319	–	N/A	N/A	–	340,319	–
H–O Henkel (appointed on 1 January 2005)							
Ordinary shares	N/A	–	N/A	N/A	–	–	–
S P Johns (appointed on 1 August 2004)							
Ordinary shares	N/A	–	N/A	N/A	15,000	27,500	–
Sir David Lees							
Ordinary shares	214,055	–	N/A	N/A	–	214,055	–
F A McDonald							
Ordinary shares	143,259	–	N/A	N/A	–	143,259	–

2005 continued

Name and holdings	Balance at the start of the year	Granted during the year as remuneration	Granted as remuneration and exercised during the year	Granted as remuneration and lapsed during the year	Changes during the year	Balance at the end of the year	Vested and exercisable at the end of the year
J Nasser AO							
Ordinary shares	–	–	N/A	N/A	–	–	–
R C Milne (retired on 23 November 2004)							
Ordinary shares	185,793	–	N/A	N/A	–	N/A	–
Other key management personnel							
T F Brown							
Ordinary shares	2,600	–	N/A	N/A	2,400	5,000	–
Options	266,048	–	–	–	–	266,048	–
Share rights	74,152	132,618	–	–	–	206,770	–
J-L Laurent							
Ordinary shares	9,084	–	N/A	N/A	–	9,084	–
Options	923,972	–	–	–	–	923,972	–
Share rights	250,776	277,400	–	–	–	528,176	–
M B Luby							
Ordinary shares	–	–	N/A	N/A	5,000	5,000	–
Options	689,503	–	–	(74,176)	–	615,327	–
Share rights	187,400	178,568	–	–	–	365,966	–
P G Martinez							
Ordinary shares	30,000	–	N/A	N/A	–	30,000	–
Options	1,146,166	–	–	(508,382)	–	637,784	–
Share rights	173,176	134,100	–	–	–	307,276	–
D Mezzanotte							
Ordinary shares	–	–	N/A	N/A	5,000	5,000	–
Options	627,944	–	–	–	–	627,944	–
Share rights	168,128	142,434	–	–	–	310,562	–
A Trujillo							
Ordinary shares	–	–	N/A	N/A	5,000	5,000	–
Options	707,336	–	–	(3,814)	–	703,522	–
Share rights	214,336	111,810	–	–	–	326,146	–
C A van der Laan de Vries							
Ordinary shares	124,317	–	N/A	N/A	109,545	233,862	–
Options	557,291	–	(49,545)	–	–	507,746	–
Share rights	137,180	102,900	–	–	–	240,080	–
G R Westra							
Ordinary shares	–	–	N/A	N/A	–	–	–
Options	959,955	–	–	(47,095)	–	912,860	–
Share rights	252,276	202,504	–	–	–	454,780	–

[1] Non-executive Directors are expected to hold shares in Brambles equal to their annual directors' fees after tax within three years of their appointment. They do not participate in Brambles' equity based incentive schemes.

No options are vested and unexercisable at the end of the year.

e) Other transactions with key management personnel

Other transactions with key management personnel are set out in Note 36d.

Further remuneration disclosures are set out in the Directors' Report on pages 54 to 76.

Note 36.
Related party information

a) Brambles

Brambles comprises BIL, BIP and those entities in which they have a controlling interest between them.

Borrowings under the bilateral bank credit facilities are undertaken by a limited number of Brambles companies. Funding of the other companies in Brambles is by way of intercompany loans, all of which are documented and carry commercial interest rates applicable to the currency and terms of the loans.

The global financing credit facilities are supported by a deed of cross guarantee for which BIL and BIP charge Brambles' borrowers a commercially determined guarantee fee.

Dividends are declared within the combined group only as required for funding or other commercial reasons.

Brambles also has in place cost sharing agreements to ensure that relevant costs are taken up by the entities receiving the benefits.

All amounts receivable and payable by entities within Brambles and any interest thereon are eliminated on consolidation.

b) Material subsidiaries

The principal subsidiaries of Brambles during the year were:

		% interest held at reporting date	
Name	**Place of incorporation**	**2006**	2005
CHEP			
CHEP USA	USA	**100**	100
CHEP Canada, Inc.	Canada	**100**	100
CHEP UK Limited	UK	**100**	100
CHEP France SA	France	**100**	100
CHEP Deutschland GmbH	Germany	**100**	100
CHEP Espana SA	Spain	**100**	100
CHEP Mexico SA de CV	Mexico	**100**	100
CHEP Benelux Nederland BV	The Netherlands	**100**	100
CHEP Italia SRL	Italy	**100**	100
Brambles Enterprises Limited	UK	**100**	100
CHEP Australia Limited	Australia	**100**	–
CHEP Equipment Australia Pty Limited	Australia	**100**	–
Cleanaway			
Cleanaway Limited	UK	**100**	100
Serviceteam Limited	UK	**100**	100
Cleanaway Deutschland Holding GmbH	Germany	**–**	100
Recall			
Recall Limited	UK	**100**	100
Recall France SA	France	**100**	100
Recall Corporation, Inc.	USA	**100**	100
Recall do Brasil Ltda	Brazil	**100**	100
AUSDOC Holdings Pty Limited	Australia	**100**	–
Recall Information Management Pty Limited	Australia	**100**	–
Recall Equipment Australia Pty Limited	Australia	**100**	–
Brambles Industrial Services			
Short Bros. (Plant) Limited	UK	**–**	100
Regional Businesses			
Interlake Material Handling, Inc.	USA	**–**	100
Corporate			
Brambles Holdings (UK) Limited	UK	**100**	100
Brambles Holdings Europe BV	The Netherlands	**100**	100
Brambles USA Inc.	USA	**100**	100
Brambles North America Incorporated	USA	**100**	100
Brambles Finance plc	UK	**100**	100
Brambles Finance Limited	Australia	**100**	100
Recall Deutschland GmbH	Germany	**100**	100
Other material controlled entities			
Brambles Australia Limited[1]	Australia	**–**	100

[1] In 2005, Brambles Australia Limited contained the CHEP, Cleanaway, Recall and Brambles Industrial Services business activities in Australia.

In addition to the list above, there are a number of other controlled entities within Brambles which are mostly intermediary holding companies or are dormant.

Para 264(b) of the German trade law grants an exemption from the requirement to prepare individual audited statutory financial statements and management reports for those German companies which are included within the consolidated group financial statements. Relief from such German statutory reporting requirements will be taken in respect of Recall Deutschland GmbH & Co. KG as this entity is consolidated within these Brambles' financial statements.

Brambles' investments in its controlled entities are primarily through ordinary or common shares. All subsidiaries have a 30 June balance date.

c) Joint ventures and associates

Brambles' share of the net results of joint ventures and associates is disclosed in Note 19.

d) Other transactions

Other transactions entered into during the year with Directors of BIL and BIP, with their Director-related entities, with key management personnel or their related entities were on terms and conditions no more favourable than those available to other employees, customers or suppliers and include transactions in respect of the employee option plans, contracts of employment and reimbursement of expenses. Any other transactions were trivial or domestic in nature.

e) Other related parties

BIL has a non-interest bearing advance outstanding as at 30 June 2006 of US$1.776 million (2005: US$2.427 million) to Brambles Custodians Pty Limited, the trustee under Brambles' employee loan scheme. The advance is administered by Brambles Custodians Pty Limited to enable employees to acquire shares in BIL pursuant to the terms and conditions of the employee loan scheme and approved by the shareholders in the general meeting on 18 November 1992.

f) Directors' indemnities

Under its constitution, BIL indemnifies each person who is, or has been a Director or Secretary of BIL against any liability which results from facts or circumstances occurring on or after 13 March 2000 relating to the person having served in the capacity of Director, Secretary, other officer or employee in relation to BIL or any of its subsidiaries, other than for:

- a liability owed to BIL or a related body corporate;
- a liability for a pecuniary penalty order or compensation order under the Corporations Act 2001;
- a liability that is owed to someone other than BIL or a related body corporate and did not arise out of conduct in good faith; or
- legal costs incurred in defending an action for a liability incurred as a Director, Secretary, other officer or employee of BIL or any of its related body corporate if the costs are incurred:
  - in defending or resisting proceedings in which the person is found to have a liability for which they could not be indemnified under BIL's constitution;
  - in defending or resisting criminal proceedings in which the person was found guilty;
  - in defending or resisting proceedings brought by ASIC or a liquidator for a court order if the grounds for making the order was found by the court to be established; or
  - in connection with proceedings for relief to any persons under the Corporations Act in which a court denies the relief.

BIL also has entered into deeds of indemnity with the Directors shown in Note 35, other than M F Ihlein, J Nasser AO, S P Johns, H-O Henkel, C L Mayhew, A G Froggatt, D P Gosnell and S C H Kay under which it indemnifies each such Director to the extent permitted by the Corporations Act 2001 in Australia. These indemnities are subject to the same exclusions as under BIL's constitution.

Under its Articles of Association, BIP indemnifies every person who is or was a Director, alternate Director or Company Secretary of the Company to the extent permitted by the Companies Act 1985 against all costs, charges, losses and liabilities incurred by them in the proper execution of their duties or the proper exercise of their powers, authorities and directions.

Insurance policies are in place to cover Directors and executive officers, however the terms of the policies prohibit disclosure of the details of the insurance cover and the premiums paid.

As part of the implementation of the DLC structure, BIL provided an indemnity in favour of D R Argus AO, M D I Burrows and G J Kraehe AO as well as former Directors F A McDonald and R C Milne (each an Indemnified Director). The indemnity provides that BIL will indemnify each Indemnified Director in respect of any liability incurred as a result of him being named as a proposed Director of BIP in the BIP Listing Particulars, or in connection with any representation or warranty or any information provided by the Indemnified Director in relation to the then proposed admission of BIP shares to the Official List of the UK Listing Authority. A detailed summary of the indemnity is set out in the Information Memorandum of BIL dated 25 June 2001 as sent to shareholders in connection with the DLC Structure.

As part of the process of transferring the superannuation arrangements for Australian employees from an in-house fund to Mercer Super Trust, BIL agreed to indemnify both the in-house trustee company and the directors thereof. These directors include F A McDonald and R C Milne who are former Directors of BIL. The indemnity was entered into on an arm's length basis and is intended to cover those situations where a liability may arise which is not covered by either run-off insurance or the Mercer indemnity.

Note 37.
Events after balance sheet date

On 5 July 2006, the US$1,341.6 million receivable shown in the 30 June 2006 balance sheet in respect of business disposals was settled in cash. Other than this, there have been no events that have occurred subsequent to 30 June 2006 that have had a material impact on Brambles' financial performance, position or cash flows.

Note 38.
Explanation of the impact of transition from UK GAAP to IFRS

A summary of the effect of the adoption of IFRS on equity and on profit for the period, compared to that previously reported under UK GAAP, is set out below.

	Note	30 June 2005 £m	1 July 2004 £m
Equity as reported under UK GAAP		1,246.0	1,117.0
Goodwill	d	81.0	54.0
Dividend provision	g	83.0	65.0
Retirement benefit obligations	h	(73.9)	(69.1)
Share-based payments	i	(2.0)	(1.0)
Foreign currency translation reserve	j	(0.6)	–
Straight-line lease amortisation	k	(1.8)	(1.9)
Other	l	(1.9)	(5.7)
		83.8	41.3
Equity as reported under IFRS		1,329.8	1,158.3

	Note	2005 £m
Profit as reported under UK GAAP		220.0
Goodwill	d	29.0
Retirement benefit obligations	h	(3.0)
Share-based payments	i	(4.0)
Other	l	0.3
		22.3
Profit as reported under IFRS		242.3

Detailed reconciliations of the impact of the transition from UK GAAP to IFRS, together with explanatory notes, are set out in the following tables:

- Reconciliation of equity at 1 July 2004, the date of transition to IFRS;
- Reconciliation of equity at 30 June 2005, the previous year end;
- Reconciliation of profits for the previous year ended 30 June 2005;
- Reconciliation of equity at 1 July 2005; and
- Explanatory notes.

Note 39 sets out equivalent information in relation to the transition from AGAAP to IFRS.

i) Reconciliation of equity at the date of transition to IFRS

	Note	1 July 2004			
		Previous UK GAAP £m	Impact of transition £m	IFRS £m	IFRS US$m
ASSETS					
Cash and cash equivalents		34.0	–	34.0	62.7
Trade and other receivables	a	633.0	(65.2)	567.8	1,034.5
Inventories	b	33.0	(2.3)	30.7	55.9
Other assets	a,h	–	45.7	45.7	83.2
Assets classified as held for sale	b	–	5.2	5.2	9.3
Total current assets		700.0	(16.6)	683.4	1,245.6
Trade and other receivables	a	–	8.3	8.3	15.1
Equity-accounted investments		69.0	–	69.0	124.7
Property, plant and equipment	b,c	2,220.0	(88.9)	2,131.1	3,882.4
Goodwill	d	451.0	48.0	499.0	909.0
Other intangible assets	c,a	–	86.0	86.0	156.6
Deferred tax assets	e	–	86.5	86.5	157.6
Other assets	a,c	9.0	6.7	15.7	27.9
Total non-current assets		2,749.0	146.6	2,895.6	5,273.3
Total assets		3,449.0	130.0	3,579.0	6,518.9
LIABILITIES					
Trade and other payables	f	518.0	(7.9)	510.1	929.4
Borrowings		39.0	–	39.0	71.8
Tax payable		35.0	–	35.0	61.6
Provisions	f,h,i	–	89.2	89.2	162.4
Other liabilities	g	65.0	(65.0)	–	–
Total current liabilities		657.0	16.3	673.3	1,225.2
Borrowings		1,390.0	–	1,390.0	2,532.2
Provisions	f	143.0	(91.5)	51.5	93.9
Retirement benefit obligations	h	–	97.2	97.2	177.1
Deferred tax liabilities	e	142.0	55.1	197.1	359.1
Other liabilities	f,k	–	11.6	11.6	21.0
Total non-current liabilities		1,675.0	72.4	1,747.4	3,183.3
Total liabilities		2,332.0	88.7	2,420.7	4,408.5
Net assets		1,117.0	41.3	1,158.3	2,110.4
EQUITY					
Contributed equity	i	549.0	(3.4)	545.6	994.3
Reserves	i,j	83.0	12.7	95.7	468.3
Retained earnings		481.0	32.5	513.5	641.4
Parent entities interest		1,113.0	41.8	1,154.8	2,104.0
Minority interest	l	4.0	(0.5)	3.5	6.4
Total equity		1,117.0	41.3	1,158.3	2,110.4

Note 38.

Explanation of the impact of transition from UK GAAP to IFRS continued

ii) Reconciliation of equity at previous year end

		30 June 2005			
	Note	Previous UK GAAP £m	Impact of transition £m	IFRS £m	IFRS US$m
ASSETS					
Cash and cash equivalents		105.0	–	105.0	188.1
Trade and other receivables	a	678.0	(66.4)	611.6	1,098.0
Inventories	b	39.0	(2.2)	36.8	66.0
Other assets	a,h	–	37.2	37.2	66.8
Assets classified as held for sale	b	–	5.2	5.2	9.3
Total current assets		822.0	(26.2)	795.8	1,428.2
Trade and other receivables	a	–	16.6	16.6	29.9
Equity-accounted investments		69.0	1.5	70.5	126.6
Property, plant and equipment	b,c	2,264.0	(73.5)	2,190.5	3,934.2
Goodwill	d	442.0	80.5	522.5	938.5
Other intangible assets	c,a	–	74.4	74.4	133.6
Deferred tax assets	e	–	75.6	75.6	135.8
Other assets	a,c	2.0	5.7	7.7	15.0
Total non-current assets		2,777.0	180.8	2,957.8	5,313.6
Total assets		3,599.0	154.6	3,753.6	6,741.8
LIABILITIES					
Trade and other payables	f	576.0	(3.5)	572.5	1,029.2
Borrowings		15.0	–	15.0	25.9
Tax payable		52.0	–	52.0	94.3
Provisions	f,h,i	–	99.4	99.4	177.7
Other liabilities	g	83.0	(83.0)	–	–
Total current liabilities		726.0	12.9	738.9	1,327.1
Borrowings		1,320.0	–	1,320.0	2,370.5
Provisions	f	156.0	(100.9)	55.1	99.0
Retirement benefit obligations	h	–	105.2	105.2	189.0
Deferred tax liabilities	e	151.0	47.5	198.5	357.1
Other liabilities	f,k	–	6.1	6.1	11.8
Total non-current liabilities		1,627.0	57.9	1,684.9	3,027.4
Total liabilities		2,353.0	70.8	2,423.8	4,354.5
Net assets		1,246.0	83.8	1,329.8	2,387.3
EQUITY					
Contributed equity	i	601.0	(9.5)	591.5	1,080.0
Reserves	i,j	83.0	35.0	118.0	474.7
Retained earnings		557.0	58.3	615.3	824.9
Parent entities interest		1,241.0	83.8	1,324.8	2,379.6
Minority interest	l	5.0	–	5.0	7.7
Total equity		1,246.0	83.8	1,329.8	2,387.3

iii) Reconciliation of profits for previous year ended 30 June 2005

	Note	2005			
		Previous UK GAAP £m	Impact of transition £m	IFRS £m	IFRS US$m
Continuing operations					
Sales revenue	b	3,211.0	(1,448.8)	1,762.2	3,274.8
Other income		–	65.3	65.3	121.8
Operating expenses	d,h,i	(2,803.0)	1,300.3	(1,502.7)	(2,793.3)
Share of results of joint ventures and associates	b,m	13.0	(11.5)	1.5	2.7
Operating profit		421.0	(94.7)	326.3	606.0
Net finance costs	m	(74.0)	2.0	(72.0)	(130.1)
Profit before tax		347.0	(92.7)	254.3	475.9
Tax	b,m	(127.0)	39.4	(87.6)	(162.8)
Profit for the period from continuing operations		220.0	(53.3)	166.7	313.1
Profit for the period from discontinued operations	b	–	75.6	75.6	135.7
Profit for the period		220.0	22.3	242.3	448.8
Attributable to:					
Minority interest		1.0	–	1.0	1.8
Members of the parent entities		219.0	22.3	241.3	447.0

iv) Cash flow statement

The adoption of IFRS has not resulted in any material adjustments to the cash flow statement.

v) Reconciliation of equity on adoption of IAS 32 and IAS 39

Brambles has taken the exemption available under IFRS 1 to apply IAS 32 and IAS 39 from 1 July 2005. Comparative information for financial instruments has not been restated.

The adoption of IAS 32 and IAS 39 resulted mainly in the following changes:

Derivative instruments

Under UK GAAP, Brambles deferred the impact of the hedging instruments on profit until it recognised the underlying hedged item in the income statement. Under IFRS, hedging instruments are stated at fair value. Any gain or loss attributable to the hedged risk on remeasurement of a fair value hedge is recognised in the income statement. Any gain or loss attributable to the hedged risk on remeasurement of a cash flow hedge that is determined to be an effective hedge is recognised directly in equity. Any ineffective portion is recognised in the income statement.

As at adoption date, a cumulative deferred gain of £1.1 million related to Brambles' effective hedges was reclassified to the hedge reserve. £1.2 million related to cash flow hedges considered as ineffective was reclassified to retained earnings.

In addition, £3.5 million related to a deferred gain of certain fair value hedges with underlying items not fair valued under UK GAAP were reclassified to the carrying amount of the underlying hedged item.

Interest-bearing borrowings

Under UK GAAP, interest-bearing borrowings were recognised at cost, whereas under IFRS, they are recognised initially at fair value and subsequently revalued at amortised costs using the effective interest rate method.

As at adoption date, £2.1 million related to interest-bearing borrowings were reclassified from the carrying amount of the borrowings to deferred expenditure borrowing costs.

Note 38.
Explanation of the impact of transition from UK GAAP to IFRS continued

The initial adoption of IAS 32 and IAS 39 resulted in the following impact on equity as at transition date:

	1 July 2005			
	Previous IFRS £m	Impact of adoption £m	IFRS £m	IFRS US$m
Contributed equity	591.5	–	591.5	1,080.0
Reserves	118.0	1.1	119.1	476.7
Retained earnings	615.3	(1.2)	614.1	822.7
Parent entities interest	1,324.8	(0.1)	1,324.7	2,379.4
Minority interest	5.0	–	5.0	7.7
Total equity	1,329.8	(0.1)	1,329.7	2,387.1

vi) Notes to the UK GAAP reconciliations

a) Current and non-current assets

Under UK GAAP, current and non-current portions of receivables and other assets were not separately presented. Under IFRS, they are separately disclosed within current and non-current assets as appropriate. These reclassifications have no impact on total assets.

The net impacts of IFRS on total assets were increases of £130.0 million and £154.6 million at 1 July 2004 and 30 June 2005 respectively.

The main components of this impact are:

	30 June 2005 £m	1 July 2004 £m
Property, plant and equipment	(73.5)	(88.9)
Goodwill	82.4	48.0
Intangibles	72.5	86.0
Deferred tax asset	75.6	86.5
Other	(2.4)	(1.6)
	154.6	130.0

b) Discontinued operations and non-current assets held for sale

Under IFRS 5: Non-current assets held for sale and discontinued operations, the results of a discontinued operation are required to be shown separately from continuing businesses in the income statement. Comparative information in the income statement is required to be adjusted, resulting in a consistent presentation of the results of a discontinued operation for all periods shown.

Assets held for sale, and assets of a disposal group (for example, a business operation), together with related liabilities, are required to be shown separately on the balance sheet, but prior year balance sheet comparatives are not adjusted.

Classification as a discontinued operation is required once it is highly probable that the carrying amount of the asset will be recovered principally through a sale transaction, rather than through continuing use, subject to meeting other criteria set out in IFRS 5. This differs from UK GAAP, where classification as a discontinued operation was primarily required for segment reporting purposes.

Details of discontinued operations are set out in Note 12.

In addition Brambles had certain properties which were being marketed for sale. An amount of £5.2 million at each of 1 July 2004 and 30 June 2005 has been presented as assets held for sale, with corresponding decreases in inventory and property, plant and equipment at those dates.

c) Intangible assets

IAS 38: Intangible Assets requires that capitalised software and software development costs be presented as an intangible asset, in contrast to Brambles' previous practice of presenting such assets within property, plant and equipment. Additionally, other non-goodwill intangibles arising after 1 July 2004 which were previously recognised as goodwill have also been reclassified. Reclassification entries were therefore required on transition to IFRS. Non-goodwill intangibles have increased by £82.8 million and £69.0 million in respect of software capitalised and nil and £1.9 million in respect of other intangibles at 1 July 2004 and 30 June 2005 respectively, with corresponding decreases in property, plant and equipment and goodwill. These adjustments are presentational only, and have no impact on the effective life of the capitalised items or on net assets.

In the consolidated financial report for the half-year ended 31 December 2005, deferred costs of £3.2 million and £3.5 million at 1 July 2004 and 30 June 2005 respectively were presented in other non-current assets. They have been presented within intangible assets in these financial statements.

d) Goodwill

Under IFRS 3: Business Combinations, goodwill is no longer amortised but instead is subject to rigorous annual impairment testing. Brambles has elected to make use of the transitional exemption available under IFRS 1: First-time Adoption of International Financial Reporting Standards and has not restated any business combinations that occurred prior to 1 July 2004.

The transitional provisions of IFRS 1 provide that certain previous GAAP treatments may be frozen on transition to IFRS. In order to achieve a single set of IFRS financial statements from Brambles' two legacy GAAPs (UK GAAP and AGAAP), it was necessary in certain limited respects to align the UK GAAP accounting methods with those used under AGAAP. On the introduction of IFRS, the legacy goodwill balances under UK GAAP and AGAAP have thus been aligned. Previously, under UK GAAP, goodwill arising on pre-1998 acquisitions was written off to reserves and not subject to an annual amortisation charge.

On the introduction of IFRS, this pre-1998 goodwill was reinstated as part of the goodwill balance, with a corresponding adjustment to accumulated amortisation to reflect the amortisation that would have been charged had the write-off not been booked. The net increase in goodwill balance on transition due to pre-1998 goodwill was £65.0 million, with a corresponding reduction in deferred tax liability of £6.0 million.

Additionally, due to differing UK GAAP and AGAAP treatments of pre-acquisition tax losses, the AGAAP goodwill balance at 1 July 2004 on certain acquisitions was £17.0 million lower than the corresponding UK GAAP amount. To enable the presentation of a common set of financial statements under IFRS in both the UK and Australia, the UK GAAP goodwill amount for those acquisitions has been aligned with the legacy AGAAP balance. The net decrease in goodwill balances on transition due to pre-acquisition tax losses was £17.0 million.

The net impact of these transitional adjustments at 1 July 2004 was an increase in goodwill of £48.0 million, a reduction in deferred tax liability of £6.0 million and a net increase in retained earnings of £54.0 million.

For the year to 30 June 2005, goodwill amortisation of £34.0 million booked under UK GAAP was reversed, together with a related tax credit of £5.0 million. The goodwill balance at 30 June 2005 was £82.4 million higher under IFRS than under UK GAAP, with the related deferred tax liability under IFRS £1.4 million higher than under UK GAAP.

e) Deferred tax

Under UK GAAP, deferred tax assets were presented within deferred tax liabilities. Under IFRS, they are presented within assets. Reclassification entries were therefore required on transition to IFRS. Deferred tax assets have increased by £58.5 million and £44.4 million at 1 July 2004 and 30 June 2005 respectively, with corresponding increases in deferred tax liabilities at those dates.

	Note	30 June 2005 £m	1 July 2004 £m
The effects on deferred tax assets are as follows:			
Reclassification from deferred tax liabilities		44.4	58.5
Retirement benefit obligations	h	29.1	26.9
Other	l	2.1	1.1
		75.6	86.5
The effects on deferred tax liabilities are as follows:			
Reclassification to deferred tax assets		44.4	58.5
Goodwill	d	1.4	(6.0)
Operating leases	k	(0.8)	(0.8)
Other	l	2.5	3.4
		47.5	55.1

f) Current and non-current payables and provisions

Under UK GAAP, the current and non-current portions of payables and provisions were not separately presented in the balance sheet. Under IFRS, they are analysed between current and non-current, and each separately disclosed. Reclassification entries were therefore required on transition to IFRS. Non-current payables have increased by £8.9 million and £3.5 million at 1 July 2004 and 30 June 2005 respectively, with corresponding decreases in current payables at those dates. Non-current provisions have decreased by £89.1 million and £98.4 million at 1 July 2004 and 30 June 2005 respectively, with corresponding increases in current provisions at those dates. These adjustments are presentational only, and have no impact on net assets.

g) Dividend provision

Under IFRS, provision can only be made for a dividend that has been declared at balance sheet date. This differs from UK GAAP whereby any dividends declared before finalisation of the financial statements were taken up in those financial statements. Dividend provisions of £65.0 million and £83.0 million held in the 1 July 2004 and 30 June 2005 balance sheets respectively have been reversed under IFRS, with corresponding increases in retained earnings at those dates. Each dividend was recognised under IFRS (with a corresponding decrease in retained earnings) when paid in October 2004 and October 2005 respectively.

h) Retirement benefit obligations

Under IAS 19: Employee Benefits, Brambles has recognised as a liability the net deficit in its employer sponsored defined benefit superannuation funds, based on actuarial calculations of the position of the funds.

Note 38.

Explanation of the impact of transition from UK GAAP to IFRS continued

Based on actuarial calculations as at 1 July 2004, a defined benefit plan deficit of £94.0 million was recognised on transition to IFRS, together with a related deferred tax asset of £26.9 million. A reclassification of £3.2 million was made from provisions to defined benefit plan deficit in relation to pension arrangements already provided. Prepayments of £2.0 million at 1 July 2004 in relation to SSAP 24 accounting that previously applied under UK GAAP were reversed on transition to IFRS. A net transitional adjustment of £69.1 million was taken as a reduction in retained earnings.

Brambles has elected to early adopt the amendment to IAS 19 in order to recognise actuarial gains and losses in the statement of recognised income and expense. Actuarial calculations at 30 June 2005 show that the actuarial result for the year to 30 June 2005 was a loss of £8.0 million, before a related tax credit of £2.2 million, and that the defined benefit plan deficit at June 2005 was £105.2 million, before a related deferred tax asset of £29.1 million. The increased defined benefit plan deficit and related deferred tax asset have been recognised in the 30 June 2005 financial statements. The actuarial loss and related tax credit have been presented in the statement of recognised income and expense and have not directly impacted reported profit.

As a result of applying IAS 19 to retirement benefit obligations, employee benefit expense for the year to 30 June 2005 was £3.0 million higher than under UK GAAP, after a related tax credit of £1.0 million.

Note 17 to the consolidated financial report for the half-year ended 31 December 2005 reported an actuarial loss of £35.0 million within the consolidated statement of recognised income and expense for the year ended 30 June 2005. This amount was based on fund membership data and actuarial information available at the time of preparing the 2005 Annual Report and Annual Review. Better quality fund membership data and revised actuarial estimates as at 30 June 2005 were received in April 2006 and have been reflected in the 2005 financial results now presented.

i) Share-based payments

Under IFRS 2: Share-based Payments, Brambles has recognised the fair value of options and performance shares granted to employees since 7 November 2002 as an expense in the income statement on a pro-rata basis over the vesting period, with a corresponding adjustment to equity for equity settled awards and to provisions for cash settled (phantom) awards. Previously under UK GAAP, only performance shares, which are issued at a discount to market price, were recognised as an expense.

Based on actuarial calculations, a reduction in retained earnings of £3.0 million was recognised at 1 July 2004 on transition to IFRS, with a corresponding increase in reserves of £2.0 million and in provisions of £1.0 million.

For the year to 30 June 2005, employee benefit expenses was £4.0 million higher than under UK GAAP, with a corresponding increase in reserves of £3.0 million and provisions of £1.0 million.

j) Foreign currency translation reserve

In its transition to IFRS, Brambles has chosen not to make use of the exemption set out in IFRS 1 that permits cumulative translation differences that existed at the date of transition to IFRS to be transferred to retained earnings and the foreign currency translation reserve at 1 July 2004 deemed to be zero. Instead, the foreign currency translation reserve has been re-calculated in US dollars from the date of establishment of the DLC.

The foreign currency translation reserve under UK GAAP in sterling has been adjusted for IFRS impacts. The impact of changing presentational currency to US dollars has been reflected in the foreign currency translation reserve.

Brambles has hedged a loan forming part of its investment in an overseas subsidiary. Under IFRS, because the loan is not in the functional currency of either the borrower or lender, hedge gains or losses must be taken to the income statement, rather than to the foreign currency translation reserve. Foreign exchange gains for the year to 30 June 2005 were £1.0 million higher than under UK GAAP, with a corresponding reduction in the foreign currency translation reserve.

k) Operating leases

Under IAS 17: Leases, operating leases with fixed rental increases are required to be amortised on a straight-line basis over the life of the lease, rather than on the basis of the cash flow in the lease, which was the treatment previously applied by Brambles.

Other non-current payables have increased by £2.7 million and £2.6 million at 1 July 2004 and 30 June 2005 respectively, with corresponding decreases in deferred tax liabilities and retained earnings at those dates. This adjustment was not reflected in the 2005 comparative data reported at the half-year. The impact on profits for the year ended 30 June 2005 was immaterial.

l) Other

Certain other adjustments were made on transition to IFRS, but these are individually and collectively immaterial.

m) Presentation of results from joint ventures and associates

Under IFRS, the after-tax share of results from joint ventures and associates is presented on one line in the income statement, unlike UK GAAP where Brambles' share of sales, operating profit, interest and tax were separately presented. Additionally, results from discontinued operations have also been reclassified. As a result of this change in income statement presentation, operating profit for the year to 30 June 2005 decreased by £11.5 million, with corresponding decreases in finance costs and tax expense. There was no change to profit after tax.

Note 39.
Explanation of the impact of transition from AGAAP to IFRS

A summary of the effect of the adoption of IFRS on equity and on profit for the period, compared to that previously reported under AGAAP, is set out below.

	Note	30 June 2005 A$m	1 July 2004 A$m
Equity as reported under AGAAP		3,244.8	3,231.1
Goodwill	c	79.6	–
Retirement benefit obligations	e	(174.1)	(180.4)
Share-based payments	f	(1.9)	(2.6)
Foreign currency translation reserve	g	(0.9)	–
Straight-line lease amortisation	h	(4.2)	(4.3)
Other	i	(8.3)	(16.4)
		(109.8)	(203.7)
Equity as reported under IFRS		3,135.0	3,027.4

	Note	2005 A$m
Profit as reported under AGAAP		531.2
Goodwill	c	79.6
Retirement benefit obligations	e	(6.0)
Share-based payments	f	(17.9)
Other	i	8.6
		64.3
Profit as reported under IFRS		595.5

Detailed reconciliations of the impact of the transition from AGAAP to IFRS, together with explanatory notes, are set out in the following tables:

- Reconciliation of equity at 1 July 2004, the date of transition to IFRS;
- Reconciliation of equity at 30 June 2005, the previous year end;
- Reconciliation of profits for the previous year ended 30 June 2005;
- Reconciliation of equity at 1 July 2005; and
- Explanatory notes.

Note 38 sets out equivalent information in relation to the transition from UK GAAP to IFRS.

Note 39.

Explanation of the impact of transition from AGAAP to IFRS *continued*

i) Reconciliation of equity at the date of transition to IFRS

	Note	1 July 2004			
		Previous AGAAP A$m	Impact of transition A$m	IFRS A$m	IFRS US$m
ASSETS					
Cash and cash equivalents		89.9	–	89.9	62.7
Trade and other receivables		1,484.2	–	1,484.2	1,034.5
Inventories	a	85.9	(5.7)	80.2	55.9
Other assets		120.5	(2.9)	117.6	83.2
Assets classified as held for sale	a	–	13.3	13.3	9.3
Total current assets		1,780.5	4.7	1,785.2	1,245.6
Trade and other receivables		21.8	–	21.8	15.1
Equity-accounted investments		178.9	–	178.9	124.7
Property, plant and equipment	b	5,801.3	(232.8)	5,568.5	3,882.4
Goodwill	c	1,303.8	–	1,303.8	909.0
Other intangible assets	b	–	224.0	224.0	156.6
Deferred tax assets	d	159.2	66.8	226.0	157.6
Other assets	e,b	52.0	(9.8)	42.2	27.9
Total non-current assets		7,517.0	48.2	7,565.2	5,273.3
Total assets		9,297.5	52.9	9,350.4	6,518.9
LIABILITIES					
Trade and other payables		1,335.4	–	1,335.4	929.4
Borrowings		103.0	–	103.0	71.8
Tax payable		89.8	–	89.8	61.6
Provisions		233.0	–	233.0	162.4
Total current liabilities		1,761.2	–	1,761.2	1,225.2
Borrowings		3,632.0	–	3,632.0	2,532.2
Provisions	e,h	141.7	(6.8)	134.9	93.9
Retirement benefit obligations	e	–	254.0	254.0	177.1
Deferred tax liabilities	d	511.7	3.1	514.8	359.1
Other liabilities	h	19.8	6.3	26.1	21.0
Total non-current liabilities		4,305.2	256.6	4,561.8	3,183.3
Total liabilities		6,066.4	256.6	6,323.0	4,408.5
Net assets		3,231.1	(203.7)	3,027.4	2,110.4
EQUITY					
Contributed equity	f	1,426.1	7.1	1,433.2	994.3
Reserves	f,g	156.1	21.5	177.6	468.3
Retained earnings		1,638.8	(231.4)	1,407.4	641.4
Parent entities interest		3,221.0	(202.8)	3,018.2	2,104.0
Minority interest	i	10.1	(0.9)	9.2	6.4
Total equity		3,231.1	(203.7)	3,027.4	2,110.4

ii) Reconciliation of equity at previous year end

	Note	30 June 2005			
		Previous AGAAP A$m	Impact of transition A$m	IFRS A$m	IFRS US$m
ASSETS					
Cash and cash equivalents		247.0	–	247.0	188.1
Trade and other receivables		1,443.5	–	1,443.5	1,098.0
Inventories	a	92.0	(5.3)	86.7	66.0
Other assets	e	89.0	(1.2)	87.8	66.8
Assets classified as held for sale	a	–	12.2	12.2	9.3
Total current assets		1,871.5	5.7	1,877.2	1,428.2
Trade and other receivables		39.3	–	39.3	29.9
Equity-accounted investments	c	163.5	2.7	166.2	126.6
Property, plant and equipment	b	5,338.3	(171.9)	5,166.4	3,934.2
Goodwill	c	1,143.5	88.9	1,232.4	938.5
Other intangible assets	b,k	–	175.5	175.5	133.6
Deferred tax assets	d	106.2	72.1	178.3	135.8
Other assets	e,k	33.0	(14.9)	18.1	15.0
Total non-current assets		6,823.8	152.4	6,976.2	5,313.6
Total assets		8,695.3	158.1	8,853.4	6,741.8
LIABILITIES					
Trade and other payables		1,351.6	–	1,351.6	1,029.2
Borrowings		34.0	–	34.0	25.9
Tax payable		123.9	–	123.9	94.3
Provisions	e,i	232.1	1.3	233.4	177.7
Total current liabilities		1,741.6	1.3	1,742.9	1,327.1
Borrowings		3,112.9	–	3,112.9	2,370.5
Provisions	e,i	135.2	(5.2)	130.0	99.0
Retirement benefit obligations	e	–	248.2	248.2	189.0
Deferred tax liabilities	d	451.4	17.6	469.0	357.1
Other liabilities	h	9.4	6.0	15.4	11.8
Total non-current liabilities		3,708.9	266.6	3,975.5	3,027.4
Total liabilities		5,450.5	267.9	5,718.4	4,354.5
Net assets		3,244.8	(109.8)	3,135.0	2,387.3
EQUITY					
Contributed equity	f	1,418.2	(3.1)	1,415.1	1,080.0
Reserves	f,g	(12.0)	60.5	48.5	474.7
Retained earnings		1,827.5	(166.2)	1,661.3	824.9
Parent entities interest		3,233.7	(108.8)	3,124.9	2,379.6
Minority interest	i	11.1	(1.0)	10.1	7.7
Total equity		3,244.8	(109.8)	3,135.0	2,387.3

Note 39.
Explanation of the impact of transition from AGAAP to IFRS continued

iii) Reconciliation of profits for previous year ended 30 June 2005

	Note	2005 Previous AGAAP A$m	Impact of transition A$m	IFRS A$m	IFRS US$m
Continuing operations					
Sales revenue	a	7,917.2	(3,569.9)	4,347.3	3,274.8
Other income	a	358.3	(197.9)	160.4	121.8
Operating expenses	a,c,e,f	(7,277.3)	3,570.0	(3,707.3)	(2,793.3)
Share of results of joint ventures and associates	a	19.5	(15.9)	3.6	2.7
Operating profit		1,017.7	(213.7)	804.0	606.0
Net finance costs		(176.5)	–	(176.5)	(130.1)
Profit before tax		841.2	(213.7)	627.5	475.9
Tax	a	(310.0)	95.7	(214.3)	(162.8)
Profit for the period from continuing operations		531.2	(118.0)	413.2	313.1
Profit for the period from discontinued operations	a	–	182.3	182.3	135.7
Profit for the period		531.2	64.3	595.5	448.8
Attributable to:					
Minority interest		2.4	–	2.4	1.8
Members of the parent entities		528.8	64.3	593.1	447.0

iv) Cash flow statement

The adoption of IFRS has not resulted in any material adjustments to the cash flow statement.

v) Reconciliation of equity on adoption of AASB 132 and AASB 139

Brambles has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 July 2005. Comparative information for financial instruments has not been restated.

The adoption of AASB 132 and AASB 139 resulted mainly in the following changes:

Derivative instruments

Under AGAAP, Brambles deferred the impact of the hedging instruments on profit until it recognised the underlying hedged item in the income statement. Under IFRS, hedging instruments are stated at fair value. Any gain or loss attributable to the hedged risk on remeasurement of a fair value hedge is recognised in the income statement. Any gain or loss attributable to the hedged risk on remeasurement of a cash flow hedge that is determined to be an effective hedge is recognised directly in equity. Any ineffective portion is recognised in the income statement.

As at adoption date, a cumulative deferred gain of A$2.6 million related to Brambles' effective hedges was reclassified to the hedge reserve. A$2.9 million related to cash flow hedges considered as ineffective was reclassified to retained earnings.

In addition, A$8.1 million related to a deferred gain of certain fair value hedges with underlying items not fair valued under AGAAP were reclassified to the carrying amount of the underlying hedged item.

Interest-bearing borrowings

Under AGAAP, interest-bearing borrowings were recognised at cost, whereas under IFRS, they are recognised initially at fair value and subsequently revalued at amortised costs using the effective interest rate method.

As at adoption date, A$4.8 million related to interest-bearing borrowings were reclassified from the carrying amount of the borrowings to deferred expenditure borrowing costs.

The initial adoption of AASB 132 and AASB 139 resulted in the following impact on equity as at transition date:

	1 July 2005 Previous IFRS A$m	Impact of adoption A$m	IFRS A$m	IFRS US$m
Contributed equity	1,415.1	–	1,415.1	1,080.0
Reserves	48.5	2.6	51.1	476.7
Retained earnings	1,661.3	(2.9)	1,658.4	822.7
Parent entities interest	3,124.9	(0.3)	3,124.6	2,379.4
Minority interest	10.1	–	10.1	7.7
Total equity	3,135.0	(0.3)	3,134.7	2,387.1

vi) Notes to the AGAAP reconciliations

a) Discontinued operations and non-current assets held for sale
Under AASB 5: Non-current Assets Held for Sale and Discontinued Operations, the results of a discontinued operation are required to be shown separately from continuing businesses in the income statement. Comparative information in the income statement is required to be adjusted, resulting in a consistent presentation of the results of a discontinued operation for all periods shown.

Assets held for sale, and assets of a disposal group (for example, a business operation), together with related liabilities, are required to be shown separately on the balance sheet, but prior year balance sheet comparatives are not adjusted.

Classification as a discontinued operation is required once it is highly probable that the carrying amount of the asset will be recovered principally through a sale transaction, rather than through continuing use, subject to meeting other criteria set out in AASB 5. This differs from AGAAP, where classification as a discontinued operation was primarily required for segment reporting purposes.

Details of discontinued operations are set out in Note 12.

In addition Brambles had certain properties which were being marketed for sale. At 1 July 2004 and 30 June 2005, amounts of A$13.3 million and A$12.2 million have been presented as assets held for sale, with corresponding decreases in inventory and property, plant and equipment at those dates.

b) Intangible assets
AASB 138: Intangible assets requires that capitalised software and software development costs be presented as an intangible asset, in contrast to Brambles' previous practice of presenting such assets within property, plant and equipment. Additionally, other non-goodwill intangibles arising after 1 July 2004 which were previously recognised as goodwill have also been reclassified. Reclassification entries were therefore required on transition to IFRS. Intangibles have increased by A$216.5 million and A$162.8 million in respect to software capitalised and nil and A$4.5 million in respect of other intangibles at 1 July 2004 and 30 June 2005 respectively, with corresponding decreases in property, plant and equipment and goodwill. This adjustment is presentational only, and has no impact on the effective life of the capitalised items or on net assets.

In the consolidated financial report for the half-year ended 31 December 2005, deferred costs of A$7.5 million and A$8.2 million at 1 July 2004 and 30 June 2005 respectively were presented in other non-current assets. They have been presented within intangible assets in these financial statements.

c) Goodwill
Under AASB 3: Business Combinations, goodwill is no longer amortised but instead is subject to rigorous annual impairment testing. Brambles has elected to make use of the transitional exemption available under AASB 1: First-time Adoption of Australian Equivalents to International Financial Reporting Standards and has not restated any business combinations that occurred prior to 1 July 2004.

For the year to 30 June 2005, goodwill amortisation of A$97.6 million booked under AGAAP was reversed, together with a related tax credit of A$18.0 million. The goodwill balance at 30 June 2005 was A$94.9 million higher under IFRS than under AGAAP, with the related deferred tax liability under IFRS A$18.0 million lower than under AGAAP.

d) Deferred tax

	Note	30 June 2005 A$m	1 July 2004 A$m
The effects on deferred tax assets are as follows:			
Retirement benefit obligations	e	68.8	70.3
Other	i	3.3	(3.5)
		72.1	66.8
The effects on deferred tax liabilities are as follows:			
Goodwill	c	18.0	–
Operating leases	h	(1.8)	(2.0)
Other	i	1.4	5.1
		17.6	3.1

e) Retirement benefit obligations
Under AASB 119: Employee Benefits, Brambles has recognised as a liability the net deficit in its employer sponsored defined benefit superannuation funds, based on actuarial calculations of the position of the funds.

Based on actuarial calculations as at 1 July 2004, a defined benefit plan deficit of A$245.4 million was recognised on transition to IFRS, together with a related deferred tax asset of A$70.3 million. A reclassification of A$8.6 million was made from provisions to defined benefit plan deficit in relation of pension arrangements already provided. Prepayments of A$5.3 million at 1 July 2004 in relation to accounting that previously applied under AGAAP were reversed on transition to IFRS. A net transitional adjustment of A$180.4 million was taken as a reduction in retained earnings.

Brambles has elected to early adopt the amendment to AASB 119 in order to recognise actuarial gains and losses in the statement of recognised income and expense. Actuarial calculations at 30 June 2005 show that the actuarial result for the year to 30 June 2005 was a loss of A$15.6 million, before a related tax credit of A$4.7 million, and that the defined benefit plan deficit at 30 June 2005 was A$248.2 million, before a related deferred tax asset of A$72.1 million. The decreased defined benefit plan deficit and related deferred tax asset have been recognised in the 30 June 2005 financial statements. The actuarial loss and related tax credit have been presented in the statement of recognised income and expense and have not directly impacted reported profit.

Note 39.
Explanation of the impact of transition from AGAAP to IFRS continued

As a result of applying AASB 119 to retirement benefit obligations, employee benefit expense for the year to 30 June 2005 was A$6.0 million higher than under AGAAP, after a related tax credit of A$2.0 million.

Note 18 to the consolidated financial report for the half-year ended 31 December 2005 reported an actuarial loss of A$83.0 million within the consolidated statement of recognised income and expense for the year ended 30 June 2005. This amount was based on fund membership data and actuarial information available at the time of preparing the 2005 Annual Report and Annual Review. Better quality fund membership data and revised actuarial estimates as at 30 June 2005 were received in April 2006 and have been reflected in the 2005 financial results now presented.

f) Share-based payments
Under AASB 2: Share-based Payments, Brambles has recognised the fair value of options and performance shares granted to employees since 7 November 2002 as an expense in the income statement on a pro-rata basis over the vesting period, with a corresponding adjustment to equity for equity settled awards and to provisions for cash settled (phantom) awards. Brambles had not previously expensed share-based payments under AGAAP.

Based on actuarial calculations, a reduction in retained earnings of A$16.6 million was recognised at 1 July 2004 on transition to IFRS, with a corresponding increase in reserves of A$14.0 million and in provisions of A$2.6 million.

As a result of applying AASB 2 to share-based payments, employee benefit expense for the year to 30 June 2005 was A$17.9 million higher than under AGAAP, with a corresponding increase in reserves of A$15.7 million and provisions of A$2.2 million.

g) Foreign currency translation reserve
In its transition to IFRS, Brambles has chosen not to make use of the exemption set out in AASB 1 that permits cumulative translation differences that existed at the date of transition to IFRS to be transferred to retained earnings and the foreign currency translation reserve at 1 July 2004 deemed to be zero. Instead, the foreign currency translation reserve has been re-calculated in US dollars from the date of establishment of the DLC.

The foreign currency translation reserve under AGAAP in Australian dollars has been adjusted for IFRS impacts. The impact of changing presentational currency to US dollars has been reflected in the foreign currency translation reserve.

Brambles has hedged a loan forming part of its investment in an overseas subsidiary. Under IFRS, because the loan is not in the functional currency of either the borrower or lender, hedge gains or losses must be taken to the income statement, rather than to the foreign currency translation reserve. Foreign exchange gains for the year to 30 June 2005 were A$2.1 million higher than under AGAAP, with a corresponding reduction in the foreign currency translation reserve.

h) Operating leases
Under AASB 117 Leases, operating leases with fixed rental increases are required to be amortised on a straight-line basis over the life of the lease, rather than on the basis of the cash flow in the lease, which was the treatment previously applied by Brambles.

Other non-current payables have increased by A$6.3 million and A$6.0 million at 1 July 2004 and 30 June 2005 respectively, with corresponding decreases in deferred tax liabilities and retained earnings at those dates. This adjustment was not reflected in the 2005 comparative data reported at the half-year. The impact on profits for the year ended 30 June 2005 was immaterial.

i) Other
Certain other adjustments were made on transition to IFRS, but these are individually and collectively immaterial.

Note 40.
ASIC relief from the requirement to distribute full BIL parent entity financial statements

BIL has received an order from the Australian Securities and Investments Commission (ASIC) relieving it from certain requirements in relation to its parent entity financial statements.

In summary, the order provides relief from the requirement to distribute full parent entity financial statements for BIL with the Brambles Annual Report, provided:

- the consolidated financial statements published in the Annual Report include a note setting out the primary parent entity financial statements for BIL and a summary of the relief provided by the ASIC order;
- full parent entity financial statements for BIL are prepared, audited and published on Brambles' website; and
- a hard copy of the full parent entity financial statements for BIL is available free of charge from Brambles.

Note 41 below sets out the primary parent entity financial statements. The full parent entity financial statements for BIL are published at www.brambles.com and a hard copy may be obtained through the Company Secretary.

Note 41.
Abbreviated BIL parent entity financial statements

a) Income statement for the year ended 30 June 2006

	2006			2005		
	Before special items A$m	**Special items A$m**	**Result for the year A$m**	Before special items A$m	Special items A$m	Result for the year A$m
Revenue	**534.4**	**–**	**534.4**	213.8	–	213.8
Other income	**–**	**1,152.0**	**1,152.0**	–	–	–
Operating expenses	**(49.9)**	**(25.7)**	**(75.6)**	(57.2)	–	(57.2)
Operating profit	**484.5**	**1,126.3**	**1,610.8**	156.6	–	156.6
Finance revenue	**21.0**	**–**	**21.0**	56.3	–	56.3
Finance costs	**(0.1)**	**–**	**(0.1)**	(0.2)	–	(0.2)
Net finance revenue	**20.9**	**–**	**20.9**	56.1	–	56.1
Profit before tax	**505.4**	**1,126.3**	**1,631.7**	212.7	–	212.7
Tax expense	**2.7**	**(159.1)**	**(156.4)**	(7.8)	–	(7.8)
Profit for the year	**508.1**	**967.2**	**1,475.3**	204.9	–	204.9

b) Balance sheet as at 30 June 2006

	2006 A$m	2005 A$m
ASSETS		
Current assets		
Receivables	**2,012.9**	122.3
Other assets	**0.8**	0.8
Total current assets	**2,013.7**	123.1
Non-current assets		
Receivables	**42.2**	413.5
Other financial assets – investments	**1,185.8**	983.1
Property, plant and equipment	**1.5**	2.0
Deferred tax assets	**11.3**	–
Total non-current assets	**1,240.8**	1,398.6
Total assets	**3,254.5**	1,521.7
LIABILITIES		
Current liabilities		
Payables	**461.8**	19.2
Borrowings	**6.9**	2.3
Tax liabilities	**160.6**	30.4
Provisions	**20.5**	15.1
Total current liabilities	**649.8**	67.0
Non-current liabilities		
Provisions	**36.4**	2.2
Payables	**6.6**	–
Non-current tax liability	**15.7**	–
Deferred tax liabilities	**–**	32.0
Total non-current liabilities	**58.7**	34.2
Total liabilities	**708.5**	101.2
Net assets	**2,546.0**	1,420.5
EQUITY		
Contributed equity	**1,055.5**	1,212.4
Reserves	**56.5**	28.2
Retained earnings	**1,434.0**	179.9
Total equity	**2,546.0**	1,420.5

Note 41.

Abbreviated BIL parent entity financial statements continued

	2006 A$m	2005 A$m
c) Statement of changes in equity for the year ended 30 June 2006		
Total equity as at 1 July	**1,420.5**	1,368.7
Adjustment on adoption of AASB 2: Share-based payments		
Retained profits	–	(2.0)
Reserves	–	2.0
Restated equity as at 1 July	**1,420.5**	1,368.7
Profit for the year	**1,475.3**	204.9
Transactions with equity holders in their capacity as equity holders:		
Dividends provided for or paid	**(221.2)**	(190.9)
Equity based shares issued to employees	**25.8**	4.8
Equity based shares issued to employees-subsidiaries	**2.5**	21.4
Shares issued/purchased on-market and cancelled	**(156.9)**	11.6
	(349.8)	(153.1)
Total equity as at 30 June	**2,546.0**	1,420.5
d) Cash flow statement for the year ended 30 June 2006		
Cash flows from operating activities		
Receipts in the course of operations	**26.5**	36.6
Payments in the course of operations	**(40.6)**	(48.0)
Cash generated from operations	**(14.1)**	(11.4)
Dividends received from associates	**1.7**	2.0
Dividends received from subsidiaries	**165.3**	176.0
Interest received	**21.0**	56.3
Interest paid	**(0.1)**	(0.2)
Income taxes paid	**(69.5)**	(91.7)
Net cash inflow from operating activities	**104.3**	131.0
Cash flows from investing activities		
Additional investments in subsidiaries	–	(1.8)
Purchases of property, plant and equipment	**(0.4)**	(0.3)
Loan inflows with associates	**3.1**	–
Net cash inflow/(used) in investing activities	**2.7**	(2.1)
Cash flows from financing activities		
Proceeds from borrowings from subsidiaries	**266.5**	76.1
Proceeds from issues of shares	**65.1**	11.6
Share buyback payments	**(222.0)**	–
Dividends paid	**(221.2)**	(190.9)
Net cash used in financing activities	**(111.6)**	(103.2)
Net (decrease)/increase in bank overdraft	**(4.6)**	25.7
Bank overdrafts at beginning of the year	**(2.3)**	(28.0)
Bank overdrafts at end of the year	**(6.9)**	(2.3)

DIRECTORS' DECLARATION

In the opinion of the Directors of Brambles Industries Limited:

(a) the financial statements and notes set out on pages 89 to 158 are in accordance with the Australian Corporations Act 2001, including:

(i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii) giving a true and fair view of Brambles' financial position as at 30 June 2006 and of its performance, as represented by the results of its operations, changes in equity and its cash flows, for the year ended on that date;

(b) there are reasonable grounds to believe that Brambles will be able to pay its debts as and when they become due and payable; and

(c) the audited remuneration disclosures set out on pages 54 to 76 of the Directors' Report comply with Accounting Standard AASB 124: Related Party Disclosures and the Corporations Regulations 2001.

The Directors have been given the declarations by the Chief Executive Officer and Chief Financial Officer required by Section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the Directors.



D R Argus AO
Chairman



D J Turner
Chief Executive Officer

23 August 2006

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF BRAMBLES INDUSTRIES LIMITED AND BRAMBLES INDUSTRIES PLC

We have audited the group financial statements of Brambles (comprising Brambles Industries Limited and Brambles Industries plc and their subsidiaries) for the year ended 30 June 2006 which comprise the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of recognised income and expense, the related notes and the Directors' declaration for the year then ended. These financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the parent company financial statements of Brambles Industries plc and Brambles Industries Limited for the year then ended.

We have also audited the information in the Remuneration Report required by Part 3 of Schedule 7A to the United Kingdom Companies Act 1985 ("Part 3 of Schedule 7A information") and the information in the Remuneration Report about the remuneration of key management personnel required by Australian Accounting Standard AASB 124 "Related Party Disclosures" ("the Australian remuneration disclosures").

Respective responsibilities of directors and auditors

The Directors' responsibilities for preparing the Annual Report and the group financial statements in accordance with applicable law in Australia and the United Kingdom and International Financial Reporting Standards (IFRSs) as adopted by the European Union and Australian equivalents to International Financial Reporting Standards, and for preparing the Part 3 of Schedule 7A information in accordance with applicable United Kingdom law and the Australian remuneration disclosures in accordance with the applicable Australian law and Australian Accounting Standard AASB 124 "Related Party Disclosures", are set out in the statement of Directors' responsibilities.

Our responsibility is to audit the group financial statements and the part of the Remuneration Report to be audited in accordance with relevant legal and regulatory requirements in Australia and the United Kingdom, and Australian Auditing Standards and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for each company's members as a body in accordance with Section 235 of the Companies Act 1985 (in respect of Brambles Industries plc) and Section 308 of the Australian Corporations Act 2001 (in respect of Brambles Industries Limited) and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the group financial statements give a true and fair view and whether the group financial statements and the part of the Remuneration Report to be audited have been properly prepared in accordance with the United Kingdom Companies Act 1985 and the Australian Corporations Act 2001 and whether, in addition the group financial statements have been properly prepared in accordance with Article 4 of the IAS Regulation. We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Australian Corporations Act 2001 and Australian equivalents to International Financial Reporting Standards, a view which is consistent with our understanding of the group's financial position, and of its performance as represented by the results of its operations, changes in equity and cash flows. We also performed procedures to assess whether the remuneration disclosures comply with AASB 124.

We report to you whether in our opinion the information given in the Directors' Report is consistent with the group financial statements. We also report to you if, in our opinion, the companies have not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by United Kingdom law regarding director's remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects Brambles Industries plc's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the company's or group's corporate governance procedures or their risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited group financial statements. The other information comprises only the items listed in the contents section of the Annual Report, apart from the 2006 audited group financial statements and the part of the Remuneration Report to be audited. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the group financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with Australian Auditing Standards and International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board in the United Kingdom. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the group financial statements and the part of the Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the group financial statements, and of whether the accounting policies are appropriate to the group's and companies' circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the group financial statements and the part of the Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the group financial statements and the part of the Remuneration Report to be audited.

Opinion

In our opinion:

- the group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union and Australian equivalents to International Financial Reporting Standards, of the state of the group's affairs as at 30 June 2006 and of its profit, statement of recognised income and expense and cash flows for the year then ended;
- the group financial statements have been properly prepared in accordance with the United Kingdom Companies Act 1985, the Australian Corporations Act 2001 and Article 4 of the IAS Regulation;
- those parts contained within the Remuneration Report required by Part 3 of Schedule 7A to the United Kingdom Companies Act 1985 have been properly prepared in accordance with the United Kingdom Companies Act 1985 and the information about the remuneration of key management personnel contained within the Remuneration Report complies with the requirements of Australian Accounting Standard AASB 124 "Related Party Disclosures"; and
- the information given in the Directors' Report is consistent with the group financial statements.

PricewaterhouseCoopers

PricewaterhouseCoopers
Chartered Accountants
Sydney
23 August 2006
in respect of the members of Brambles Industries Limited

Liability of PricewaterhouseCoopers Australia is limited
by a scheme approved under Professional Standards Legislation

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
23 August 2006
in respect of the members of Brambles Industries plc

BIP PARENT ENTITY FINANCIAL STATEMENTS
for the year ended 30 June 2006

Index

BIP PARENT ENTITY BALANCE SHEET
as at 30 June 2006

	Note	2006 £m	2005 £m
FIXED ASSETS			
Tangible fixed assets	5	**0.1**	0.4
Investments	6	**40.4**	38.1
		40.5	38.5
CURRENT ASSETS			
Amounts owed by subsidiaries		**174.7**	159.5
Other debtors		**0.4**	0.3
Deferred tax asset		**0.2**	–
		175.3	159.8
Creditors: amounts falling due within one year			
Bank overdraft		**(5.1)**	–
Amounts owed to subsidiaries		**(1.6)**	(2.0)
Accounts payable and accruals		**(19.1)**	(3.0)
Tax payable		**(4.7)**	(7.4)
		(30.5)	(12.4)
Net current assets		**144.8**	147.4
Total assets less current liabilities		**185.3**	185.9
Net assets		**185.3**	185.9
EQUITY			
Share capital	7	**33.3**	36.2
Share premium account	9	**60.3**	51.1
Other reserves	9	**9.1**	3.2
Profit and loss account	9	**82.6**	95.4
Equity shareholders' funds	10	**185.3**	185.9

The balance sheet should be read in conjunction with the accompanying notes.

The financial statements on pages 163 to 168 were approved by the Board of Directors on 23 August 2006 and signed on its behalf by:



D R Argus AO
Chairman



D J Turner
Chief Executive Officer

23 August 2006

NOTES TO AND FORMING PART OF THE BIP PARENT ENTITY FINANCIAL STATEMENTS
for the year ended 30 June 2006

Note 1.
Significant accounting policies

The financial statements are prepared in accordance with applicable UK accounting standards and the Companies Act 1985. The principal accounting policies which have been adopted are set out below.

The following new Financial Reporting Standards (FRS) have been implemented: FRS 17: Retirement Benefits, FRS 20: Share-based Payments, FRS 21: Events after the Balance Sheet Date, FRS 23: The Effects of Changes in Foreign Exchange Rates, FRS 25: Financial Instruments: Disclosure and Presentation and FRS 26: Financial Instruments: Measurement. The Company's accounting policies are otherwise consistent with prior years.

Prior to the adoption of FRS 20, the Company did not recognise share-based payments to Group employees such as share option schemes other than the issues of shares and the related receipt of cash. FRS 20 requires that where the Company's shares, or rights to the Company's shares, are granted to Group employees, an increase should be recognised in the cost of the investment in the subsidiary in which the employees reside. The increase in cost is based on the fair value of the share-based payment at the date of grant, which is recognised over the relevant vesting period, with a corresponding adjustment to the profit and loss account reserve. The balance sheet at 30 June 2005 has been restated following the implementation of FRS 20, which has increased shareholders' funds by £2.6 million. The adoption of FRS 20 has had no impact on the Company's profit.

Prior to the adoption of FRS 21, dividends were recognised in the period to which they related. Under FRS 21, dividends are recognised when they are declared. The balance sheet at 30 June 2005 has been restated resulting in an increase to shareholders' funds of £35.3 million, representing the second interim dividend payable in respect of the year ended 30 June 2005. This dividend has been recognised in 2006. This change in accounting policy has not affected the Company's dividend income in either year.

The adoption of FRS 17, FRS 23, FRS 25 and FRS 26 has had no impact on the Company.

Consolidated financial information for Brambles Industries plc (BIP) is presented in the Consolidated Financial Report within the Annual Report 2006.

ACCOUNTING CONVENTION

The financial statements have been prepared under the going concern basis and the historical cost convention.

INCOME FROM SHARES IN GROUP UNDERTAKINGS

Income from shares in group undertakings is accounted for on the basis of dividends received. In line with the requirements of FRS 16: Current Tax, dividends received have been stated excluding the related tax credit.

FINANCE COSTS

Finance costs are recognised as expenses in the year in which they are incurred.

TANGIBLE FIXED ASSETS AND DEPRECIATION

Tangible fixed assets are included at historical cost, net of depreciation and any provision for impairment.

Depreciation is charged in the financial statements so as to write off the cost less estimated residual value of all plant and equipment during their expected useful lives. The straight-line method of calculation has been used.

The expected useful lives are:

- Plant and equipment 5 years
- Computer software 3–5 years

The cost of improvements to leasehold properties is amortised over the unexpired portion of the lease, or the estimated useful life of the improvement to Brambles, whichever is the shorter.

INVESTMENT IN GROUP UNDERTAKINGS

The investment in group undertakings is stated at cost less provision for any impairment. As a result of the dual-listed companies (DLC) arrangements, the Company's investments are managed on a unified basis and are therefore deemed subsidiary undertakings of Brambles Industries plc (BIP) and Brambles Industries Limited (BIL).

PROVISIONS

Provisions for liabilities are made on the basis that the Company has a constructive or legal obligation to transfer economic benefits due to a past event that is of uncertain timing or amount.

EXECUTIVE AND EMPLOYEE OPTION PLANS

Incentives in the form of share-based compensation benefits are provided to executives and employees under share option and performance share schemes approved by shareholders.

Options and share awards are fair valued by qualified actuaries at their grant dates in accordance with the requirements of FRS 20, using a binomial model. The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, on a straight-line basis over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (vesting date).

The fair value calculation of options granted excludes the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, Brambles revises its estimate of the number of options that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate.

On its transition to FRS 20, Brambles has elected to make use of the exemption set out in FRS 20 in relation to share options granted before 7 November 2002 or which vested before 1 January 2005. No expense is recognised in respect of these options. Such exempted share options are recognised when the options are exercised, with the proceeds received being allocated to share capital.

DIVIDENDS

A provision for dividends is only recognised where the dividends have been declared prior to the reporting date.

OPERATING LEASES

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight-line basis.

DEFERRED TAXATION

In accordance with FRS 19: Deferred Taxation, full provision is made for deferred tax on all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. These are based on average tax rates that are expected to apply at the time of the reversal, which will be the rates that have either been enacted, or substantially enacted, by the balance sheet date. No deferred tax is provided on permanent timing differences.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. Deferred tax on un-remitted earnings of foreign subsidiaries is only provided if dividends have been accrued as receivable or there is a binding agreement to distribute past earnings in the future. Deferred tax is measured on an undiscounted basis.

FOREIGN CURRENCY TRANSLATION

Profit and loss account transactions in foreign currencies are translated into sterling at the exchange rate in operation on the date of the transaction. Assets and liabilities denominated in foreign currencies are translated into sterling at the closing rate. All revaluation differences and realised foreign exchange differences are taken to profit and loss.

CASH FLOW STATEMENT

The Company has taken advantage of the exemption permitted by FRS 1 (revised): Cash Flow Statements not to produce a cash flow statement on the basis that the Company produces consolidated financial statements which are available to the public.

Note 2.
Financial risk management

Refer to Note 17 within the 2006 Consolidated Financial Report.

Note 3.
Profit from ordinary activities

	2006 £m	2005 £m
COMPANY STATUTORY PROFIT		
As permitted by Section 230 of the Companies Act 1985, the Company's profit and loss account has not been presented. The results of the Company included within the Group's results and dealt with in the financial statements of the Company are set out below.		
Profit on ordinary activities after taxation being profit for the period	**316.7**	87.2
AUDITORS' REMUNERATION		
PricewaterhouseCoopers (PwC) earned the following remuneration from the Company during the year:		
Audit and other assurance services:		
– Audit or review of financial reports of the Company	**0.4**	0.2
– Other assurance services	**0.2**	–
Tax advisory services	**0.6**	–
Total auditors' remuneration	**1.2**	0.2

EMPLOYEES AND DIRECTORS

The Company had no employees during the current or preceding year.

Details of Directors' remuneration is disclosed on pages 60 to 71 of the Remuneration Report within the 2006 Consolidated Financial Report.

Note 4.
Dividends

Refer to Note 11 within the 2006 Consolidated Financial Report.

Note 5.
Property, plant and equipment

	Plant and equipment £m	Software £m	Total £m
Cost			
At beginning of year	0.8	0.3	1.1
Additions	–	–	–
Disposals	–	–	–
At end of year	**0.8**	**0.3**	**1.1**
Accumulated depreciation			
At beginning of year	(0.6)	(0.1)	(0.7)
Depreciation charge for the year	(0.2)	(0.1)	(0.3)
Disposals	–	–	–
At end of year	**(0.8)**	**(0.2)**	**(1.0)**
Net book value			
At end of year	–	**0.1**	**0.1**
At beginning of year	0.2	0.2	0.4

Note 6.
Fixed asset investments

	2006 £m	2005 £m
Shares in Group undertakings		
At beginning of year, as previously reported	**38.1**	35.5
Adjustment for adoption of FRS 20	**–**	1.3
At beginning of year, as restated	**38.1**	36.8
Additions arsing from share-based payments	**2.3**	1.3
At end of year	**40.4**	38.1

The Company's direct subsidiary undertakings are:

		% interest held	
	Place of incorporation	**June 2006**	June 2005
Brambles Holdings (UK) Limited	England and Wales	**100**	100
Brambles North America Inc	USA	**100**	100
Brambles Finance plc	England and Wales	**100**	100
CHEP South Africa (Pty) Limited	South Africa	**100**	100

Refer to Note 36 within the 2006 Consolidated Financial Report for a listing of principal subsidiary undertakings of the Group.

In the opinion of the Directors the value of the investments are not less than their cost.

Note 7.
Called up share capital

	Number of shares	2006 £m	Number of shares	2005 £m
Authorised				
Ordinary shares of 5 pence each	**900,000,000**	**45.0**	900,000,000	45.0
Allotted, called up and fully paid ordinary shares of 5 pence each				
At beginning of year	**724,125,805**	**36.2**	723,742,352	36.2
Employee share option scheme				
– proceeds from shares issued	**2,790,341**	**0.1**	383,453	–
Shares purchased on-market and cancelled	**(59,562,443)**	**(3.0)**	–	–
At end of year	**667,353,703**	**33.3**	724,125,805	36.2

The issued and fully paid share capital includes one special share which was issued to a special purpose company as part of the DLC structure to enable all shareholders of the Company and BIL effectively to vote together as a joint electorate on certain matters.

Note 8.
Share-based payments

Refer to Note 28 within the 2006 Consolidated Financial Report.

Note 9.
Reserves

	Share premium reserve £m	Capital redemption reserve £m	Capital reserve £m	Share-based payment reserve £m	Total other reserves £m	Retained earnings £m
At beginning of year:						
– as originally reported	51.1	–	0.1	–	0.1	60.1
– recognition of provision for share-based payments upon adoption of FRS 20	–	–	–	3.1	3.1	–
– reversal of provision for dividend upon adoption of FRS 21	–	–	–	–	–	35.3
As restated	51.1	–	0.1	3.1	3.2	95.4
Premium on shares issued	9.2	–	–	–	–	–
Transfer to capital redemption reserve	–	3.0	–	–	3.0	(3.0)
Shares purchased on-market and cancelled	–	–	–	–	–	(256.3)
Performance shares to be issued under long term incentive plan	–	–	–	3.1	3.1	–
Tax on performance shares to be issued	–	–	–	(0.2)	(0.2)	–
Profit for the year	–	–	–	–	–	316.7
Dividends paid	–	–	–	–	–	(70.2)
At end of year	**60.3**	**3.0**	**0.1**	**6.0**	**9.1**	**82.6**

Note 10.
Reconciliation of movements in shareholders' funds

	2006 £m	2005 £m
Shares allotted during the year	**0.1**	–
Share premium on shares allotted during the year	**9.2**	1.1
Shares purchased on-market and cancelled	**(259.3)**	–
Shares to be issued	**3.1**	2.9
Profit for the year	**316.7**	87.2
Dividends paid	**(70.2)**	(58.5)
Other movements directly in equity	**(0.2)**	–
Net (reduction in) or addition to shareholders' funds	**(0.6)**	32.7
Opening shareholders' funds	**185.9**	153.2
Closing shareholders' funds	**185.3**	185.9

Note 11.
Contingencies

Refer to Note 33 within the 2006 Consolidated Financial Report.

Note 12.
Directors and executives

Refer to Note 35 within the 2006 Consolidated Financial Report.

Note 13.
Related party information

Refer to Note 36 within the 2006 Consolidated Financial Report.

Note 14.
Events after balance sheet date

Other than those outlined in the Directors' Report or elsewhere in the 2006 Consolidated Financial Report, there have been no events that have occurred subsequent to 30 June 2006 that have had a material impact on the Company's financial performance or position.

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF BRAMBLES INDUSTRIES PLC

We have audited the parent company financial statements of Brambles Industries plc for the year ended 30 June 2006 which comprise the Company Balance Sheet and the related notes. These parent company financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the group financial statements of Brambles Industries plc and the Directors' Remuneration Report for the year ended 30 June 2006.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report and the parent company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the parent company financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the parent company financial statements give a true and fair view and whether the parent company financial statements have been properly prepared in accordance with the Companies Act 1985. We report to you whether in our opinion the information given in the Directors' Report is consistent with the parent company financial statements. We also report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read other information contained in the Annual Report and consider whether it is consistent with the audited parent company financial statements. The other information comprises only the items listed in the contents section of the Annual Report, apart from the 2006 audited parent company financial statements of Brambles Industries plc. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent company financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the parent company financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company financial statements.

Opinion

In our opinion:

- the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company's affairs as at 30 June 2006;
- the parent company financial statements have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' Report is consistent with the parent company financial statements.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
23 August 2006

FIVE YEAR FINANCIAL PERFORMANCE SUMMARY

	IFRS		UK GAAP[1]		
	2006 US$m	2005 US$m	2004 US$m	2003 US$m	2002 US$m
Continuing operations					
Sales revenue	**3,522.1**	**3,274.8**	**2,893.2**	**2,436.2**	**2,061.3**
Comparable operating profit (before special items)	771.3	599.8	444.7	365.4	340.6
Net finance costs	(111.8)	(130.1)	(126.1)	(129.6)	(139.5)
Profit before tax (before special items)	659.5	469.7	318.6	235.8	201.1
Tax expense (before special items)	(229.4)	(160.4)	(102.8)	(75.7)	(56.8)
Profit from continuing operations (before special items)	**430.1**	**309.3**	**215.8**	**160.1**	**144.3**
Special items, after tax	(67.5)	3.8	(76.5)	(60.1)	(80.5)
Goodwill amortisation[2]	–	–	(24.2)	(20.5)	(15.9)
Profit from continuing operations, after tax	**362.6**	**313.1**	**115.1**	**79.5**	**47.9**
Profit from discontinued operations, after tax	1,101.8	135.7	100.9	105.8	204.3
Profit for the year	**1,464.4**	**448.8**	**216.0**	**185.3**	**252.2**
Depreciation and amortisation (excluding goodwill)					
– Continuing operations	412.0	393.0	383.4	325.2	285.5
– Discontinued operations	80.7	212.4	194.0	178.7	216.8
Net capex on property, plant & equipment					
– Continuing operations	474.7	443.3	448.9	518.6	513.4
– Discontinued operations	133.6	222.4	155.0	131.6	159.3
Cash flow					
Cash flow from operations (after net capex)	900.7	903.9	716.0	457.0	279.0
Free cash flow	559.7	622.2	450.2	121.0	(1.0)
Dividends paid	296.7	256.5	242.1	198.0	143.0
Free cash flow after dividends	263.0	365.7	208.1	(77.0)	(144.0)
Balance sheet (year end)					
Capital employed	4,643.1	4,595.6	4,576.0	4,637.0	4,167.0
Net debt	1,690.1	2,208.3	2,541.0	2,664.0	2,427.0
Equity	2,953.0	2,387.3	2,035.0	1,973.0	1,740.0
Employees					
– Continuing operations	12,249	11,813	11,854	11,439	11,510
– Discontinued operations	14,043	15,759	16,345	18,523	18,828
	26,292	27,572	28,199	29,962	30,338
Earnings per share					
– Basic	86.7	26.4	12.9	10.8	14.9
– Before special items and goodwill amortisation	38.3	26.8	21.8	18.2	18.8
Dividend declared per share					
– BIL (A$ cents)	59.5	21.5	20.0	20.0	20.0
– BIP (pence)	24.3	9.0	8.1	7.8	7.2

[1] Results for years 2002 to 2004 are under UK GAAP. They have been reclassified into an IFRS presentation format.
[2] Goodwill amortisation ceased on adoption of IFRS.

GLOSSARY

AGAAP	Generally accepted accounting principles in Australia.
AIFRS	Australian Equivalents to International Financial Reporting Standards.
ASX	Australian Stock Exchange Limited.
Average Capital Invested (ACI)	Average Capital Invested is calculated as a 12 month average of Capital Invested (CI – see definition below).
BIL	Brambles Industries Limited.
BIP	Brambles Industries plc.
Black Scholes	A common method of valuing options.
Brambles, Brambles Group or Group	BIL and BIP and all of their subsidiary undertakings.
BVA	Brambles Value Added (BVA) is the value generated by a business over and above the cost of the capital it uses to generate that value. BVA is denominated in US dollars using Brambles' IFRS results translated at June 2005 fixed exchange rates. It is calculated as comparable operating profit (COP – see definition below) less Average Capital Invested (ACI – see definition above) after adding back accumulated net pre-tax special items, multiplied by Brambles' weighted average pre-tax cost of capital, or WACC (currently 12%). BVA = COP – (ACI (adjusted) x WACC). (Certain minor adjustments to BVA are also made in accordance with the scheme rules and subject to the approval of Brambles' Chief Financial Officer.)
Capital Invested (CI)	Net assets before tax balances, cash, borrowings and accrued finance costs, but after adjustment for accumulated net pre-tax special items, actuarial gains or losses and net equity adjustments for equity-settled share-based payments.
Combined Code	A set of corporate governance principles and a detailed code of best practice.
Comparable operating profit (COP)	Profit before special items, finance costs and tax. COP includes share of profits after tax of joint ventures and associates.
Constant currency	Constant currency relative performance is calculated by translating both current period and comparable period results into US dollars at the actual monthly exchange rates applicable during the comparable period. Its purpose is to show relative performance between periods before the translation impact of currency fluctuations.
Continuing operations	Excludes operations which have been divested or which are held for sale.
Corporate Audit	Internal audit.
CSR	Corporate Social Responsibility.
Discontinued operations	Operations which have been divested or which are held for sale.
DLC	Dual-listed companies structure – a contractual arrangement between two companies under which they operate as if they were a single economic enterprise, while retaining their separate legal identities, tax residencies and stock exchange listings.
DMS	Document Management Solutions, a Recall service line.
DPS	Data Protection Services, a Recall service line.
EPS	Earnings per share.
Exceptional items	See Special items.
Free cash flow (FCF)	Cash flow generated after net capital expenditure, finance costs and taxation but excluding the net cost of acquisitions and proceeds from business disposals.
FX	Foreign Exchange.
IFRS	International Financial Reporting Standards. In prior years, Brambles reported results under both UK GAAP and AGAAP.
LSE	London Stock Exchange.
LTIFR	Lost time injury frequency rate.
LTISR	Lost time injury severity rate.
LTIP	Long term incentive plan.

GLOSSARY continued

NPD Non-participating distributor (relates to CHEP).

OHS Occupational Health and Safety.

Organic growth Growth from existing customers or from new customers acquired other than through a business acquisition.

ROCI Return on Capital Invested (ROCI) is calculated as Comparable Operating Profit (COP) divided by Average Capital Invested (ACI).

RPC Reusable plastic container (relates to CHEP).

SDS Secure Destruction Services, a Recall service line.

Six Sigma A methodology that uses facts, data and statistical analysis to improve business processes, grow sales, reduce costs and improve quality and customer satisfaction.

Special items Special items comprise impairments, exceptional items, fair value adjustments and amortisation of acquired non-goodwill intangible assets (other than software). Exceptional items are items of income or expense which are considered to be outside the ordinary course of business and are, either individually or in aggregate, material to Brambles or to the relevant business segment.

TFR Total Fixed Remuneration.

TPM Total Pallet Management, a CHEP service where employees or subcontractors handle, inspect and sort inbound pallets at a customer distribution centre.

TSR Total shareholder return.

UK GAAP General accepted accounting principles in the UK.

Unification The proposed unification of the Brambles DLC under a new single Australian holding company, to be called Brambles Limited, and described in the Chairman's Review on page 12.

Vesting (of share plan awards) When rights under share plan awards may first be exercised.

DIRECTORY

Brambles Industries Limited

Level 40
Gateway
1 Macquarie Place
Sydney NSW 2000
Australia
Tel: 61 (0) 2 9256 5222
Fax: 61 (0) 2 9256 5299

Brambles Industries plc

Cassini House
57-59 St James's Street
London SW1A 1LD
United Kingdom
Tel: 44 (0) 20 7659 6000
Fax: 44 (0) 20 7659 6001
E-mail: info@brambles.com
Website: www.brambles.com

Brambles operates under a dual-listed companies structure. Brambles Industries Limited is listed on the Australian Stock Exchange and Brambles Industries plc is listed on the London Stock Exchange. The global headquarters of Brambles is in Sydney, Australia.

All currency amounts in this report are in US dollars unless otherwise specified.

Annual General Meetings

The 2006 Annual General Meeting of Brambles Industries plc will be held on Wednesday, 1 November at 10.00am (London time) at:

The Lion Auditorium, Grange City Hotel
8-14 Cooper's Row, London EC3N 2BQ

The 2006 Annual General Meeting of Brambles Industries Limited will be held on Thursday, 9 November 2006 at 10.00am (Melbourne time) at:

Mayfair Ballroom, Grand Hyatt Melbourne
123 Collins Street, Melbourne VIC 3000

Live audio webcasts of the meetings will be broadcast on www.brambles.com.

Dividend

The final dividend of 13.5 Australian cents per share, fully franked, and a special dividend of 34.5 Australian cents per share, fully franked, for all shareholders in Brambles Industries Limited will be paid on 12 October. This will bring the full year payout to 59.5 Australian cents per share, fully franked.

The second interim dividend of 5.446 pence per share and a special dividend of 13.918 pence per share for all shareholders in Brambles Industries plc will be paid on 12 October. This will bring the full year payout to 24.251 pence per share.

Brambles Business Units

CHEP

8517 South Park Circle
Orlando FL 32819-9040
United States of America
Tel: 1 407 370 2437
Fax: 1 407 355 6211

E-mail: chep@brambles.com
Website: www.chep.com

Recall

One Recall Center
180 Technology Parkway
RM100
Norcross GA 30092
United States of America
Tel: 1 770 776 1000
Fax: 1 770 776 1001

E-mail: recall@brambles.com
Website: www.recall.com

Brambles

www.brambles.com